Exhibit 1

2012 Annual Report

2012 Annual Report

Five Year Financial Highlights(1)

	(in US$ millions except share and per share data or as otherwise indicated)
	2012	2011	2010	2009	2008
Revenue	8,022.8	7,475.0	5,967.3	6,635.6	7,825.6
Net earnings	532.4	45.1	335.8	856.8	1,473.8
Total assets	36,941.2	33,406.9	31,448.1	28,452.0	27,305.4
Common shareholders’ equity	7,654.7	7,427.9	7,697.9	7,391.8	4,866.3
Common shares outstanding – year- end (millions)	20.2	20.4	20.5	20.0	17.5
Increase (decrease) in book value per share	3.7%	(3.1)%	1.8%	32.9%	21.0%
Per share
Net earnings (loss) per diluted share	22.94	(0.31)	14.82	43.75	79.53
Common shareholders’ equity	378.10	364.55	376.33	369.80	278.28
Dividends paid	10.00	10.00	10.00	8.00	5.00
Market prices (TSX –Cdn$)
High	442.00	442.00	425.25	417.35	390.00
Low	335.00	346.00	356.25	272.38	221.94
Close	358.55	437.01	408.99	410.00	390.00

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

Please see the Consolidated Financial Summary on page 206, which shows

Fairfax’s financial highlights since inception in 1985.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries, primarily in the Canadian market (Northbridge Insurance is the combination of the former Commonwealth, Lombard and Markel subsidiaries). It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2012, Northbridge’s net premiums written were Cdn$948.3 million. At year-end, the company had statutory equity of Cdn$1,183.1 million and there were 1,518 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In February 2011, C&F acquired First Mercury, which offers insurance products and services primarily related to specialty commercial insurance markets, focusing on niche and underserved segments. In 2012, C&F’s net premiums written were US$1,253.4 million. At year-end, the company had statutory surplus of US$1,231.0 million and there were 1,524 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers’ compensation insurance business in the United States. In 2012, Zenith National’s net premiums written were US$619.4 million. At year-end, the company had statutory surplus of US$443.7 million and there were 1,466 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2012, First Capital’s net premiums written were SGD 181.4 million (approximately SGD 1.2 = US$1). At year-end, the company had shareholders’ equity of SGD 396.4 million and there were 134 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2012, Falcon’s net premiums written were HK$400.3 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders’ equity of HK$549.2 million and there were 77 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2012, Pacific Insurance’s net premiums written were MYR 135.3 million (approximately MYR 3.1 = US$1). At year-end, the company had shareholders’ equity of MYR 232.7 million and there were 206 employees.

Other insurance

Fairfax Brasil, based in São Paulo, commenced writing insurance in March 2010 in all lines of business in Brazil. In 2012, Fairfax Brasil’s net premiums written were BRL 81.2 million (approximately BRL 1.9 = US$1). At year-end, the company had shareholders’ equity of BRL 88.0 million and there were 57 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2012, OdysseyRe’s net premiums written were US$2,402.3 million. At year-end, the company had shareholders’ equity of US$3,780.9 million and there were 750 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. In 2012, Advent’s net premiums written were US$187.3 million. At year-end, the company had shareholders’ equity of US$151.7 million and there were 71 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance in the Central and Eastern European regions. In 2012, Polish Re’s net premiums written were PLN 309.0 million (approximately PLN 3.3 = US$1). At year-end, the company had shareholders’ equity of PLN 259.9 million and there were 44 employees.

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2012, Group Re’s net premiums written were US$206.6 million. At year-end, the Group Re companies had combined shareholders’ equity of US$532.7 million.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders’ equity of US$1,773.9 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 184 employees in the U.S., located primarily in Manchester, New Hampshire, and 103 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All of the above companies are wholly owned (except for 98%-owned First Capital).

(2)

The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure also includes a 41.4% interest in Gulf Insurance (a Kuwait insurance company), a 26.0% interest in ICICI Lombard (an Indian property and casualty insurance company), a 15.0% interest in Alltrust (a Chinese property and casualty insurance company), a 23.2% interest in Thai Re Public Company Limited, a 27.0% interest in Singapore Re, a 40.5% interest in Falcon Thailand, and investments in The Brick (33.7%), MEGA Brands (21.9%), Imvescor Restaurant Group (23.6%), Resolute Forest Products (25.6%), Arbor Memorial (39.5%), Ridley (73.6%), Prime Restaurants (81.7%), William Ashley (100.0%), Sporting Life (75.0%) and Thomas Cook India (87.1%). The other companies in the Fairfax corporate structure, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), are not part of these operating groups; these other companies have no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

We had an excellent year in 2012, even though it was not that obvious in the numbers, as our book value per share increased by only 6 1/2% (including the $101 per share dividend paid in 2012) because of our very cautious view of financial markets. Even though book value per share ended the year at only $378 per share, up from $365 per share at the end of 2011, and common shareholders’ equity ended the year at only about the $7.7 billion level it first reached two years ago, intrinsic value increased significantly. Our results have always been lumpy. In the three years 2007 – 2009, we earned $3.4 billion after taxes and book value per share increased by 146%. Since then, book value per share has increased by only approximately 10% (including dividends) because of our very cautious view of the financial markets (which has led us to be 100% hedged in our common stock portfolios) and, of course, the unprecedented catastrophes in 2011. We ended the year with cash and marketable securities at the holding company in excess of $1 billion.

In the 27 years since we began in 1985, our compound annual growth in book value per share has been 23%, while our common stock price has compounded at 19% annually.

While until late last year, 2012 looked like a light year for catastrophes, Hurricane Sandy then came, causing devastation on the northeast coast of the U.S. Total economic damages could well be in excess of $50 billion while insured damage is expected to be in the range of $25 – $30 billion. And Hurricane Sandy was really only a tropical storm when it made landfall! A category 3 or above hurricane which follows the path of Sandy and slams into New York City is the U.S. industry’s big nightmare. Sandy is expected to cost us about $261 million – mostly from OdysseyRe.

Speaking of OdysseyRe, in spite of Hurricane Sandy, it had the best combined ratio in its history. OdysseyRe had a record 88.5% combined ratio for 2012, generating $267 million in underwriting profit with conservative reserving. And premiums grew 15% in 2012! OdysseyRe almost made up in one year for 2011, when unprecedented catastrophe losses led to a combined ratio of 116.7% and an underwriting loss of $336 million. In fact, if not for Sandy, OdysseyRe would have recouped all of its 2011 losses. The key in the catastrophe business is to view it over the long term rather than pulling away after catastrophes have occurred. Brian Young, who runs OdysseyRe, ably maintained OdysseyRe’s catastrophe writings and increased them where he could, always maintaining total exposure within our worst case limits. With catastrophe pricing going up very significantly in 2012 for exposures in Japan, Thailand and other parts of Asia while remaining steady in the U.S., OdysseyRe wrote $1.1 billion of property premiums in underwriting year 2012 at a combined ratio of 86.2%.

For Fairfax, OdysseyRe is the jewel in the crown, accounting for almost half our business and producing an average accident year combined ratio in the last ten years (since 2003) of 92.8%. Of the $2.8 billion in premiums written by OdysseyRe in 2012, $1.9 billion was in reinsurance worldwide and $916 million in insurance, mainly through Hudson in the U.S. and Newline in London, England. OdysseyRe is headquartered in New York and Stamford and operates in over 100 countries with 24 offices worldwide. Almost 33% of its business emanates from outside North America, generated through its offices in London, England and Paris, France (which writes business in Europe and Asia, with an office in Singapore since 1990). It has over 30 profit centres worldwide, allowing it to very quickly “dial up” or “dial down” any of its product lines depending on market conditions. This agility is a major strength of its organizational structure. Please review OdysseyRe’s website www.odysseyre.com for more information. Brian Young has worked with Andy Barnard at OdysseyRe since 1996 and we are very excited about the prospects of the company under his leadership. As I have mentioned to you many times, in the reinsurance business, a few good men and women can have a dramatic impact!

We had many smooth management transitions in 2012. Stanley Zax, after 36 years building Zenith, decided at 76 it was time to retire. Stanley took Zenith from $63 million in premiums in 1977 to $619 million in 2012 with an average combined ratio of approximately 98.5% while book value per share (including dividends) compounded at 12% over the same period. More importantly, he built an outstanding customer-focused organization – second to none in the workers compensation business in the U.S. All our companies benefit, through osmosis, from the huge strengths of Zenith. We wish Stanley and his wife Barbara good health and a very happy retirement with their family. Jack Miller, who had worked with Stanley at Zenith for over 15 years, took over without a hitch and has been ably running Zenith for a year now.

[1]	Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

There were a number of management transitions at head office during the year. John Varnell passed the CFO title at Fairfax over to Dave Bonham and continued with us as Vice President, Corporate Development. John has been with us for over 25 years and has been intimately involved in all our activities at head office. Some of you will remember, he was the architect of our successful investment in Hub many years ago. Dave Bonham has been trained by John and has been with us for nine years. Also, Brad Martin moved into the new role of Vice President, Strategic Investments, where he will provide support and insight as a member of the Boards of Directors of Fairfax’s significant investees, such as Ridley, Resolute and Prime Restaurants. Brad was instrumental in supporting management in the sale of Hub in 2007 and the sale of Cunningham Lindsey in 2012 (more on that later). Paul Rivett, who is currently Chief Operating Officer of Hamblin Watsa Investment Counsel and a member of the Investment Committee at Fairfax, will now also oversee internal operations at Fairfax, which is what Brad used to do. Wade Burton, after nine years at Cundill Value Funds and three years with Hamblin Watsa Investment Counsel, has joined our Investment Committee.

At Advent, Jim Migliorini recruited Nigel Fitzgerald, who headed up the marine division at Crum & Forster, to be the Chief Operating Officer. Advent’s future is bright under Jim and Nigel’s leadership.

At the request of Alltrust in China, Sam Chan, President of Fairfax Asia, became President of Alltrust. Sam works closely with Henry Du, the CEO of Alltrust. Sam has been an outstanding Fairfax officer for 24 years, starting early on as our Chief Actuary, and then being instrumental in building our Asian operations. At Fairfax Asia, Gobi Athappan, who has been with us for 12 years, has been promoted to Chief Operating Officer – a father and son team that will be hard to beat! Gobi also runs Falcon Hong Kong. We continue to be very excited about our Asian operations under the Athappans!

All of these transitions were done in the Fairfax way, fair and friendly, with no egos getting in the way. I am really excited when I think of the outstanding talent we have at Fairfax – all of whom are, most importantly, team oriented and hardworking with no egos! I have seen over the years how destructive an outsized ego can be to a company – in the short term and in the long term! As President Ronald Reagan said, anything in the world is possible if you don’t care who gets the credit. Fairfax is a living demonstration of this principle – and it is very much ingrained in our culture!

Andy Barnard, as President and Chief Operating Officer of Fairfax Insurance Group, oversees all of our insurance and reinsurance operations worldwide and continues to do an outstanding job. Working with the Presidents of our companies, and with Peter Clarke, Jean Cloutier and Paul Rivett, Andy is primarily focused on helping Fairfax maximize our underwriting performance. Under his chairmanship, the Fairfax Leadership Council has provided a forum to enhance our group coordination. We have established working groups across our companies to explore and take advantage of best practices. Of special interest this year, Andy and Paul Rivett have established a Talent and Culture Development working group, charged with fostering our “fair and friendly” culture, with special focus on outstanding customer service. Among the hallmarks of a successful company over the long term is an enduring culture that differentiates itself from the field.

Also of interest in 2012, we held our first Fairfax Leadership Workshop, which brought together 18 of our most promising managers for a week of training and networking in Toronto. It was a resounding success, and will be an annual event. If you were to meet these rising stars, you would know the future of Fairfax is in good hands.

In 2012, gross premiums written were $7.2 billion across our group – a far cry from the $17 million we began with in 1985. Of that $7.2 billion, 57% was derived from North American insurance, 31% from global reinsurance and 12% from international insurance. Over the years, we expect our international insurance segment to increase significantly. The $7.2 billion does not include our non-consolidated international operations like India, China and the Middle East which produced $2.5 billion in gross premiums written in 2012, of which our share was $650 million. Including our non-consolidated businesses, international operations accounted for approximately 19% of our $7.8 billion total gross premiums written in 2012. Our international operations are mainly in the emerging markets of Asia, Latin America and the Middle East. All of these markets are growing rapidly because of the low penetration of insurance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The star of our worldwide operations is Mr. Athappan who runs First Capital in Singapore and is also Chairman of Fairfax Asia. I last discussed his record at First Capital in our 2008 Annual Report. Here’s an update:

	2002 – 2007	2008	2009	2010	2011	2012	Compound Annual Growth 2002 – 2012
Combined ratio (%)	57.8	65.9	72.9	78.6	73.2	79.0	71.8%
	(average)						(average)
Gross premiums written	10	186	248	303	348	397	44.9%
	(2002)
Common shareholders’ equity	32	130	187	225	253	324	26.5%
	(2002)

Simply outstanding!

Our partnership with Gulf Insurance in the Middle East is working out very well. Gulf celebrated its 50th anniversary in Kuwait in 2012 – and we were there! Faisal Al-Ayyar, Vice Chairman of KIPCO, Abdel Karim Al-Kabariti, Chairman of Jordan Kuwait Bank, and Khaled Saoud Al-Hasan, Chief Executive Officer of Gulf Insurance, are all great partners. Bijan Khosrowshahi and Jean Cloutier work closely with the team at Gulf Insurance. During the year, Gulf Insurance purchased our 20% interest in Alliance Insurance in Dubai, so that all our Middle Eastern interests are consolidated in Gulf Insurance. Here’s Gulf Insurance’s record since we purchased our 41% interest in 2010:

	2002 – 2009	2010	2011	2012
Combined ratio (%)	92.9	89.5	89.9	92.0
	(average)
Gross premiums written	87.8	417.6	484.3	519.0
	(2002)
Common shareholders’ equity	136.3	249.8	238.8	259.3
	(2002)

Our Brazilian operation, which we started from scratch in 2010, is on track to achieve a 100% combined ratio or better in 2013. Led by Jacques Bergman and Bruno Camargo, this operation had $114 million in gross premiums written in 2012.

Thai Re, in which we acquired a 21% interest last year at 3 baht per share, is recovering well from the devastating floods in Bangkok in 2011. That company should be back to its historical record of combined ratios in the mid- 80s in 2013 barring unforeseen catastrophes. Chandran Ratnaswami and Gobi Athappan are helping Surachai Shrivallop continue to build on his excellent long term record. Thai Re’s stock price has recovered to almost 6 baht per share.

Our RiverStone group, led by Nick Bentley, had another fine year in 2012. The performance of our runoff team continues to be consistently outstanding. Combined with excellent investment results, the runoff operation has provided significant profits for the past six years, as shown in the table below:

	2007	2008	2009	2010	2011	2012	Cumulative
Pre-tax income	187.6	392.6	31.2	164.8	351.6	184.0	1,311.8

In 2010, Nick and his team acquired General Fidelity for $367.1 million (a discount to its book value of $385.8 million) with a $100 million cash payment (from TIG Insurance Company) and a $267.1 million six year non-interest bearing contingent note, subject to reserve development. Given our expertise at RiverStone, in two years Nick and his team settled many of the complicated claims and were sufficiently comfortable with the remaining claims to settle the contingent note four years ahead of schedule for $200 million. We expect this to be a very profitable deal for RiverStone. In 2012, after a significant amount of due diligence, RiverStone acquired Brit Insurance, a U.K. company in runoff, for $335 million, a 10% discount to its book value of $370 million. Fair value adjustments reduced this negative goodwill of $35 million to approximately $7 million which was included in our earnings. The purchase excluded certain claims reserves which were reinsured back to the vendor of Brit, but we retained the right to commute this reinsurance during the 18 months following closing. RiverStone added $1.3 billion in invested assets in this deal, by far its largest yet. Late in the year, Nick and his team entered into an agreement to reinsure the runoff portfolio of Eagle Star, part of the Zurich Group, for proceeds of $184 million. All the deals done by RiverStone in 2012 were predominantly financed internally and did not need any significant cash from Fairfax. RiverStone’s success in doing these deals was supported by the fact that over 27 years Fairfax has had an impeccable reputation of never renegotiating a deal and always completing it. We guard our reputation very carefully and have never been tempted by short term profits at the expense of fair dealing.

In 2012, Stonepoint and we closed the sale of Cunningham Lindsey. This saga began in 1986 when we purchased Lindsey Morden (forerunner of Cunningham Lindsey) for Cdn$8.9 million – $2 million cash and 578,000 shares of Fairfax. We took it public the following year at Cdn$10 per share, expanded worldwide through the 1990s and early 2000s and finally, with Chuck Davis from Stonepoint, took it private in 2007 at Cdn$3.20 per share. At that price, we were being generous to our public shareholders because, if not for us, the company may not have made it. While we expanded worldwide and sales grew, profits never materialized in any significant manner. Enter Chuck Davis and Stonepoint! With a tremendous focus from Stonepoint partners Darran Baird and Jim Carey and a helping hand from our Brad Martin, Cunningham Lindsey has had a great track record since, doubling its revenue and increasing its EBITDA almost 3 times from approximately $40 million to well over $100 million in 2012.

Our total net investment in Cunningham Lindsey was about Cdn$144 million, beginning with the Cdn$8.9 million investment in 1986, followed by Cdn$135 million primarily related to Cunningham Lindsey’s acquisitions of Hambro and Ellis & Buckle in 1998 and the privatization in 2007. For our interest, we received $270.6 million after repayment of debt and fees, which included $270.6 million in cash of which we reinvested $34.4 million for a 9% interest in the company. Our total return on this investment over 26 years was very poor – but for much of that time we did not think we would even get our money back. For the profit we ultimately made, you have to thank Chuck Davis and Stonepoint. We will be partners with them anytime!

In 2012, we purchased 77% of the publicly-listed Indian operations of Thomas Cook UK. Thomas Cook India has a storied past, beginning 132 years ago transporting the personnel and cargo of the British East India Company to and from England. It also transported the Rajahs and Nawabs (Kings of India) to Europe and thus was born a travel and foreign exchange business. Thomas Cook India is the largest foreign exchange company in India with 154 foreign exchange bureaus in all the major airports and cities and the leading bank note remittance company in India, handling in excess of $1.7 billion annually. It is also the premier travel company for tourists to India and Indians touring outside India, with 289 offices across the country. You will understand the great growth potential of this company when you realize that currently only one million Indians annually travel outside India for holidays. This compares to some 40 million outbound tourists in China and hundreds of millions of outbound tourists in the western world. Enormous opportunity indeed! If any of you want a trip of a lifetime travelling to India, please contact Madhavan Menon (madhavan.menon@in.thomascook.com) at Thomas Cook India. Its website is www.thomascook.in.

Madhavan has over 33 years of experience in the financial services and travel businesses in India. He joined Thomas Cook India in 2000 (it has been listed in India since 1983) and has been leading the company as its Managing Director since 2006. Madhavan is an outstanding CEO and was the main reason for our purchase of the company. After following Indian securities law regarding public company takeovers, we will have approximately 75% of the company at the end of the day. In 2012, Thomas Cook India had revenue of $80 million. In the last three years, revenue and pre-tax profit have grown at 17% and 24% respectively. After adjusting for undervalued real estate assets, we purchased the company at approximately ten times 2012 free cash flow. This purchase was handled by our team in India (Fairbridge) led by Harsha Raghavan, working closely with our own Chandran Ratnaswami. We are so high on Madhavan and Thomas Cook India that we expect the company will be our vehicle for further expansion in India – always focused, as at Fairfax, on building shareholder value in the long term by treating our employees, our customers and our communities well. We welcome Madhavan, his management team and all the Thomas Cook India employees to the Fairfax family.

Early in 2013, Harsha, Madhavan and Chandran identified an excellent Indian company run by a wonderful entrepreneur, Ajit Isaac. Ajit, with 13 years of experience in the temporary staffing business, began IKYA Human Capital Solutions in 2008. It is already the third largest company in the Indian human resources services industry, with approximately 55,000 people on its payroll. Thomas Cook India will own 74% with Ajit and the management owning the rest. We are excited to participate in the growth of IKYA’s business with Ajit.

Early in 2012, we got into the restaurant business through the purchase of an 82% interest in Prime Restaurants, with the remainder held by the management team led by John Rothschild, Nick Perpick and Grant Cobb. John and Nick have been running Prime Restaurants for the past 20 years, with 149 restaurants, mostly franchised under such brand names as East Side Mario’s, Casey’s and Bier Markt. In 2012, systemwide sales amounted to Cdn$335.1 million, while Prime had revenue of Cdn$59.1 million. We purchased Prime at approximately 10 times free cash flow. Again, we purchased Prime because of the excellent reputation of John, Nick and Grant and their outstanding track record.

FAIRFAX FINANCIAL HOLDINGS LIMITED

A summary of our 2012 investment results is shown in the table below:

	Realized Gains	Unrealized Gains (losses)	Net Gains (losses)
Equity and equity-related	470.1	648.6	1,118.7
Equity hedges	6.3	(1,011.8)	(1,005.5)

Net equity	476.4	(363.2)	113.2
Bonds	566.3	161.8	728.1
CPI-linked derivatives	–	(129.2)	(129.2)
Other	22.3	(91.8)	(69.5)

Total	1,065.0	(422.4)	642.6

The table above shows the realized gains for the year and, separately, the unrealized fluctuations in common stock, bond and CPI-linked derivative prices. With IFRS accounting, these fluctuations, although unrealized, flow into the income statement and balance sheet, necessarily producing lumpy results (the real results can only be seen over the long term). This table is updated for you in every quarterly report and we discuss it every year in our Annual Report. In 2012, we realized in excess of $1 billion in gains from the sale of common stocks and bonds (as we did in 2011) and we had unrealized investment losses of $422 million, for a net gain of $643 million. Our defensive hedges of our common stock portfolio cost us approximately $1 billion in 2012 because of rising markets – all unrealized of course, in the sense that we continue to be hedged.

In 2012, we earned a total investment return of only 4.5% (versus an average of 8.7% over the past five years and 9.4% over our 27 year history) mainly because of our 100% hedge of our common stock portfolios. If we had not hedged, our total return would have been 8.5%. We realized significant appreciation on our treasury bonds as we sold approximately 50% of our position – offset by some losses on our Greek bonds. Our muni portfolio, predominantly guaranteed by Berkshire Hathaway, also did very well.

Our cumulative net realized and unrealized gains since we began in 1985 have amounted to $11.6 billion. As we said last year, these gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and help finance our expansion. Also, as we have made clear many times, the unpredictable timing of these gains and mark-to-market accounting make our quarterly (and even annual) earnings and book value very volatile, as we saw again in 2012.

	Earnings (loss) per Share	Book Value per Share
First quarter	$(0.69)	$355	($365 as of December 31, 2011)
Second quarter	3.85	357
Third quarter	0.90	360
Fourth quarter	18.90	378

The long term is where it’s at!

The investment section in the MD&A gives you a lot more detail on our long term investment record.

Our long term equity holdings, disclosed last year, continue to be effectively the same, with some reductions in our bank positions.

	As of December 31, 2012
	Shares Owned (millions)	Cost per Share	Amount Invested	Market Value
Wells Fargo	12.0	$25.15	302	410
Johnson & Johnson	7.4	62.06	459	519
US Bancorp	10.1	20.55	207	322

In 2012, we helped two companies go private – Arbor Memorial and The Brick. Arbor Memorial is a funeral services company that was founded by the Scanlan family in 1947 and runs 41 cemeteries and 92 funeral parlours in

Canada. Rest assured, this business is not going away! Together with JC Clark Ltd., we helped the Scanlan family take the company private at Cdn$32 per share – a very fair price for all shareholders. We had purchased 42.1% of Arbor at Cdn$8.81 per share in 2001 through the recommendation of John Clark. We helped privatize Arbor by investing Cdn$55 million in Arbor preferred shares (yielding 4%) and Cdn$50 million for a 39.5% interest in the private company controlled by the Scanlan family. Arbor is run by an outstanding CEO, Brian Snowdon, and is chaired by David Scanlan. We owe John Clark and JC Clark a big thank you for bringing this idea to us years ago.

The Brick is a wonderful entrepreneurial story of a company begun in Canada in 1975 by Bill Comrie with one furniture store in Edmonton, Alberta and growing to 230 stores across the country. Bill took the company public in 2004 and with remarkable generosity gave Cdn$40 million to all his employees from the IPO proceeds – even though he had no obligation to do so. With Bill moving to the U.S., the company unfortunately hit a pothole in 2008. We were holders of 13% of the company with an average cost base of Cdn$6.92 per share. Fortunately for The Brick, Bill recommended Bill Gregson as CEO of the company in 2009. With Bill Comrie, we helped refinance the company with bonds and warrants, reducing our all-in cost to Cdn$2.07 per share. Bill Gregson did an outstanding job turning around the fortunes of the company. Bill did so well that it caught the attention of Mark and Terry Leon, the Chairman and CEO of Leon’s Furniture Ltd., who are the fourth generation of the family that has built its furniture store business over 100 years with great integrity. We helped Leon’s buy The Brick by backstopping a convertible bond issue by Leon’s that will be used for part payment of the Cdn$5.40 per share offer (which is still subject to regulatory approval). This transaction will result in a wonderful furniture and appliance business in Canada with more than Cdn$2 billion in revenue and 306 stores. This was a friendly deal fully supported by the Boards of Directors of both The Brick and Leon’s, Bill Comrie, Bill Gregson and the Leon family. We are looking forward to becoming shareholders of Leon’s. In both the Arbor Memorial and The Brick transactions, we used no investment bankers, relying on Paul Rivett and our small team at head office who did a great job.

Markets fluctuate – and very often in extreme directions. Remember the tech boom, when companies with no sales were valued at tens of billions of dollars? In 2000, Northern Telecom accounted for 36.5% of the Toronto Stock Exchange index and was worth almost Cdn$400 billion; by 2009, it was bankrupt! Well, last year the opposite happened to Research in Motion (now known as BlackBerry). At its low of approximately $6 1/2 per share, it sold at  1/3 of book value per share and a little above cash per share (it has no debt). The stock price had declined 95% from its high! The company produces the BlackBerry which for years was synonymous with the smart phone. The BlackBerry brand name is perhaps one of the more recognizable brand names in the world and the company has 79 million subscribers worldwide. Revenues went from essentially zero to $20 billion in about 15 years – and then it hit an air pocket! The company got complacent, perhaps overconfident, and did not respond quickly enough to Apple and Android. Mike Lazaridis, the founder and a technological genius – and a good friend – asked me to join the Board, which I did after meeting Thorsten Heins, whom Mike recommended as the next CEO of the firm. Thorsten’s 27 years of experience in all types of leadership jobs in small and large divisions at Siemens, combined with his five years at BlackBerry, were exactly what was needed. Thorsten hired a very capable management team and then focused on producing a high quality BB10 – the next generation of BlackBerries. The brand name, a security system second to none, a distribution network across 650 telecom carriers worldwide, a 79 million subscriber base, enterprise customers accounting for 90% of the Fortune 500, almost exclusive usage by governments in Canada, the U.S. and the U.K., a huge original patent portfolio, an outstanding new operating system developed by QNX and $2.9 billion in cash with no debt, are all formidable strengths as BlackBerry makes its comeback! The stock price recently moved as high as $18 per share, a far cry from the $140 per share it sold at a few years ago. And please note, 1.8 billion cell phones are sold worldwide annually, and of the 6 billion cell phones in the world, only 1 billion are smart phones. Lots of opportunity for Canada’s greatest technology company! What is striking, even for a person like me who has seen many bull and bear markets, is that at $6 1/2 per share, all the Wall Street and Bay Street analysts were uniformly negative – just as they were uniformly positive only a few years ago at prices north of $100 per share. John Templeton’s advice to us: “Buy at the point of maximum pessimism”, still rings in our ears!! We own approximately 10% of the company at an average cost of $17 per share and we are excited about its prospects under Thorsten’s leadership and Mike’s technical genius.

We continued to purchase commercial real estate investments with Bill McMorrow and his team at Kennedy Wilson, as discussed in last year’s Annual Report. For example, we purchased, 50/50 with Kennedy Wilson, perhaps the finest office building in Dublin, built in 2009 and 100% leased to State Street Bank for 25 years, for one-third of its construction cost with an unleveraged yield of approximately 8.5%. We also own, with

FAIRFAX FINANCIAL HOLDINGS LIMITED

Kennedy Wilson, some of the finest apartment buildings in Dublin with similar return characteristics. Rest assured we return Bill’s calls very promptly!

As I mentioned to you last year, one such call from Bill in 2011 led to our investment (along with W.L. Ross, Fidelity and Capital Research) in Bank of Ireland – the first significant investment in Ireland by foreign investors since the financial market collapse. Only one year later, Ireland and its economy have made significant strides towards recovery. Irish government bond rates have dropped from mid-teen yields to approximately 4% today and the €1 billion contingent capital note that the Irish government invested in Bank of Ireland was entirely sold to the financial markets at a premium. More recently, the Irish government has announced the removal of the Eligible Liabilities Guarantee and money is flowing strongly back into Ireland. Our hats are off to the Irish government and the people of Ireland for showing the way forward out of the economic malaise in Europe!

I am amazed at how much trading takes place in the marketplace these days. For example, in 2012 BlackBerry had 0.5 billion shares outstanding and traded 1.49 billion shares – i.e., a turnover of three times. In Fairfax’s case, trading in our shares in the 7 years before we delisted from the NYSE averaged approximately 129,000 shares per day, while in the three years since that trading averaged only approximately 47,500 shares per day – over 85% on the Toronto Stock Exchange. Our share turnover has dropped in this time period from two times to 0.6 times. As our company is run for long term shareholders, we hope our turnover drops even further. By the way, you can buy or sell Fairfax shares on the Toronto Stock Exchange in either Canadian or U.S. dollars!

In this frenzied, hyper environment, activist investors and hedge funds have become dominant – all focused on short term gains. Managements are replaced, employees laid off, divisions sold and companies auctioned off so that these investors can make a quick gain. Many a good company can be destroyed by these actions. We continue to take the long view, always friendly and always supportive of management.

Ashley’s, under Jackie Chiesa, and Sporting Life, under the founders Brian McGrath and David and Patti Russell, continue to operate totally independently. Sporting Life plans to expand by opening a store in Ottawa in 2014. Whenever you shop at their stores, please mention that you are a Fairfax shareholder – you will get an extra smile!!

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+ 180	+ 292
1987	+ 48	-3
1988	+ 31	+ 21
1989	+ 27	+ 25
1990	+ 41	-41
1991	+24	+ 93
1992	+ 1	+ 18
1993	+ 42	+ 145
1994	+ 18	+ 9
1995	+ 25	+ 46
1996	+ 63	+ 196
1997	+ 36	+ 10
1998	+ 30	+ 69
1999	+ 38	-55
2000	-5	-7
2001	-21	-28
2002	+ 7	-26
2003	+ 31	+ 87
2004	-1	-11
2005	-16	-17
2006	+ 9	+ 38
2007	+ 53	+ 24
2008	+ 21	+ 36
2009	+ 33	+ 5
2010	+ 2	–
2011	-3	+ 7
2012	+ 4	-18
1985-2012 (compound annual growth)	+ 22.7%	+ 19.0%

We show you this table often to emphasize that there is no correlation between growth in book value and increase in stock price in the short term. You will note periods when our book value grew faster than our stock price and vice versa. More recently, we think the intrinsic value of our company has grown much more than its underlying book value. However, it is only in the long term that book values and stock prices compound at similar rates. Also, please note that in the above table our stock price changes are based on stock prices in Canadian dollars while our book value changes are based on book values in U.S. dollars.

Insurance and Reinsurance Operations

The table below shows the combined ratios and the recent growth of our insurance and reinsurance operations:

	Combined Ratio Year Ended December 31,			Net Premiums Written % Change in
	2012	2011	2010	2012
Northbridge	105.7%	102.8%	106.9%	(13.6)%
Crum & Forster	109.3%	107.9%	109.2%	16.4%
Zenith National	115.6%	127.5%	136.4%	18.2%
OdysseyRe	88.5%	116.7%	95.0%	15.0%
Fairfax Asia	87.0%	83.2%	89.3%	12.6%
Other Insurance and Reinsurance	104.3%	140.9%	107.2%	9.5%

Consolidated	99.8%	114.2%	103.5%	9.2%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Northbridge’s underwriting results reflect Hurricane Sandy (2.5 percentage points on the combined ratio) and reserve increases because of a recent Ontario Court ruling increasing accident benefits (1.6 percentage points). Northbridge’s U.S. business (the old Commonwealth) has now been transferred to Hudson and so Northbridge will be entirely Canadian. The decrease in net premiums written in 2012 was due to the transfer of the U.S. business to Hudson and to the non-renewal of certain unprofitable accounts. Silvy Wright has focused on creating one Northbridge Insurance company, coast to coast, with continued segmentation to provide outstanding service to our clients. Silvy and her team are focused on delivering an underwriting profit in 2013. As in the past, Northbridge continued to have favourable reserve development and we expect this to continue in the future.

Crum & Forster’s 2012 underwriting results included 4.4 percentage points of prior year adverse development (mainly from First Mercury) and 1.7 percentage points of Hurricane Sandy losses. Doug Libby continues to optimize Crum & Forster’s business mix with a focus on more profitable specialty business in an effort to sustain underwriting profitability through the market cycle. Net premiums written grew by 16%.

Zenith’s 2012 underwriting loss continued to be driven by expenses as its loss experience continues to be favourable relative to industry averages. As you know, Zenith’s focus on sound underwriting resulted in a significant reduction in premium volume from $1.1 billion in 2005 to $426 million in 2010. As the inadequacy of rates began to impact the industry, our competitors had to increase rates significantly, allowing Zenith to achieve rate increases and attract new business at adequate rates. Zenith’s premium volume increased by 18.2% with a much improved combined ratio. Jack Miller is well on his way to returning to underwriting profitability.

Northbridge, Crum & Forster and Zenith are recovering very well from the recent soft markets, showing underwriting discipline while maintaining good reserving.

At OdysseyRe, Brian Young had outstanding underwriting results in 2012 in spite of catastrophe losses from Hurricane Sandy of $175 million. OdysseyRe continues to benefit from favourable rates on its property business, a strong brand based on its capabilities to write insurance and reinsurance business globally and continued favourable loss development from prior years.

Led by Mr. Athappan, Fairfax Asia in 2012 continued to produce outstanding results, with a combined ratio of 87.0% and premium growth of 12.6%. Reserves continued to develop favourably.

All of our companies are well capitalized, as shown in the table below:

	As of and for the Year Ended December 31, 2012
	Net Premiums Written	Statutory Surplus		Net Premiums Written/ Statutory Surplus
Northbridge	948.7	1,188.2		0.8x
Crum & Forster	1,253.4	1,231.0		1.0x
Zenith National	619.4	443.7		1.4x
OdysseyRe	2,402.3	3,780.9	(1)	0.6x
Fairfax Asia	240.6	530.3	(1)	0.5x

(1)	IFRS total equity.

On average we are writing at about 0.7 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have huge unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for the hard markets to come.

The accident year combined ratios of our companies from 2003 onwards are shown in the table below:

	2003 – 2012
	Cumulative Net Premiums Written ($ billions)	Average Combined Ratio
Northbridge	Cdn 11.1	97.4%
Crum & Forster	9.5	101.5%
OdysseyRe	21.3	92.8%
Fairfax Asia	1.1	87.1%

Total	43.0	95.8%

The table, comprising a full decade with a hard and soft market and the unprecedented catastrophe losses in 2005 and 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company’s average accident year combined ratio during those ten years. The results are excellent – but there is no complacency as our Presidents, with Andy’s help, continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for the past 10 years (business written from 2002 onwards):

2002 – 2011 Average Annual Reserve Redundancies
Northbridge	8.2%
Crum & Forster	5.8%
OdysseyRe	9.8%
Fairfax Asia	8.8%

The table shows you how our reserves have developed for the ten accident years prior to 2012. Northbridge has had an average redundancy of 8.2% – i.e., if reserves had been set at $100 for any year between 2002 and 2011, they would have come down on average to $91.80, showing redundant reserves of $8.20. On a comparable basis, Crum & Forster had an average reserve redundancy of 5.8%, OdysseyRe 9.8% and Fairfax Asia 8.8% (First Capital alone was 12.0%). We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

	Underwriting Profit (loss)	Average Float	Benefit (cost) of Float	Average Long Term Canada Treasury Bond Yield
1986	2.5	21.6	11.6%	9.6%

2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
2012	11.6	11,906.0	0.1%	2.4%
Weighted average since inception			(2.5)%	4.5%
Fairfax weighted average financing differential since inception: 2.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 5.2% in 2012, at no cost (in fact a small benefit!). That increase is mainly due to internal growth. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well over the long term, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum over the long term.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance			Reinsurance	Insurance and Reinsurance	Total Insurance and Reinsurance
			Fairfax	OdysseyRe	Other
Year	Northbridge	U.S.	Asia				Runoff	Total
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	3,509.1	470.7	4,905.9	1,042.6	12,242.4	3,636.8	15,879.2

In the past five years our float has increased very substantially, by 50.5%, due to acquisitions and organic growth in premiums written. The increase in 2012 was mainly due to internal growth from our insurance and reinsurance businesses and our runoff acquisitions. We expect continued organic growth of our float in 2013, reflecting the growth in our business. The Brit acquisition resulted in a 29% increase in Runoff float.

At the end of 2012, we had approximately $784 per share in float. Together with our book value of $378 per share and $127 per share in net debt, you have approximately $1,289 in investments per share working for your long term benefit – about 8% higher than at the end of 2011.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

		2012	2011
Underwriting
Insurance	– Canada (Northbridge)	(57.0)	(30.2)
	– U.S. (Crum & Forster and Zenith National)	(206.3)	(215.9)
	– Asia (Fairfax Asia)	30.1	34.4
Reinsurance	– OdysseyRe	266.6	(336.0)
	Insurance and Reinsurance – Other	(21.8)	(206.7)

	Underwriting profit (loss)	11.6	(754.4)
	Interest and dividends – insurance and reinsurance	292.4	517.9

	Operating income (loss)	304.0	(236.5)
	Net gains on investments – insurance and reinsurance	587.3	204.6
	Loss on repurchase of long term debt	(40.6)	(104.2)
	Runoff	231.3	360.5
	Other	39.2	13.3
	Interest expense	(208.2)	(214.0)
	Corporate overhead and other	(256.2)	(32.4)

	Pre-tax income (loss)	656.8	(8.7)
	Income taxes	(116.1)	56.5

	Net earnings	540.7	47.8

	Attributable to:
	Shareholders of Fairfax	532.4	45.1
	Non-controlling interests	8.3	2.7

		540.7	47.8

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Ridley, Sporting Life, Prime Restaurants, Thomas Cook India and William Ashley). Net gains on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings. The small underwriting profit in 2012 was due to the outstanding performance at OdysseyRe and Fairfax Asia, and was achieved notwithstanding $261 million of Hurricane Sandy catastrophe losses. After interest and dividend income, we had operating income of $304 million. Runoff was profitable again for the sixth year in a row. Corporate overhead and other includes $164 million of net losses on investments, primarily unrealized. Net earnings in 2012 were impacted by tax expense of $116 million while 2011 benefitted from tax recoveries of $57 million. (See more detail in the MD&A.)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Position

	2012		2011
Holding company cash, short term investments and marketable securities (net of short sale and derivative obligations)	1,128.0		962.8

Holding company debt	2,220.2		2,080.6
Subsidiary debt	670.9		623.9
Other long term obligations – holding company	157.5		314.0

Total debt	3,048.6		3,018.5
Net debt	1,920.6		2,055.7

Common shareholders’ equity	7,654.7		7,427.9
Preferred stock	1,166.4		934.7
Non-controlling interests	69.2		45.9

Total equity	8,890.3		8,408.5

Net debt/total equity	21.6%		24.4%
Net debt/net total capital	17.8%		19.6%
Total debt/total capital	25.5%		26.4%
Interest coverage	4.2	x	1.0	x
Interest and preferred share dividend distribution coverage	3.0	x	0.7	x

We ended 2012 in a strong financial position, holding cash and marketable securities at the holding company of over $1 billion with no significant debt maturities in the next five years.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa Investment Counsel (HWIC), Fairfax’s wholly-owned investment manager, on the stocks and bonds of our companies managed by it during the past 15 years, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	5.5%	14.5%	13.5%
S&P 500	1.7%	7.1%	4.5%
Taxable bonds	14.0%	12.4%	10.8%
Merrill Lynch U.S. corporate (1-10 year) bond index	6.9%	5.7%	6.4%

Our common stock gains in 2012 were once again substantially offset or eliminated by our hedging program. While this is disappointing, we continue to be comfortable maintaining our hedges because of all the uncertainties we see in front of us. In 2007, a major U.S. bank CEO famously said “as long as the music is playing you have to get up and dance”. After the Lehman bankruptcy in 2008, this same bank needed $45 billion from the U.S. government to continue in business. Expensive dance! We prefer to wait for the music to stop and not depend on the kindness of strangers to be in business.

We continue to fully hedge our common stock portfolios because of the reasons first discussed in our 2010 and 2011 Annual Reports. Those reasons have not changed! Total debt (private and government) as a percentage of GDP in the U.S., Europe and the U.K. are at very high levels, thus limiting the options available to governments. Deleveraging in the private sector has only just begun. In spite of the significant deficit spending in the U.S. and Europe, high levels of unemployment prevail in both areas and economic growth continues to be very tepid. In fact, Europe and the U.K. appear to be heading for another recession. The markets are ignoring this as they believe the Fed and the European Central Bank will bail us out – again! Forgotten is the fact that the present Chairman of the Fed, in July 2008, yes July 2008, said that Fannie Mae and Freddie Mac were “adequately capitalized” and “are in no danger of failing”. In spite of QE1, QE2 and recently QE3, the economic fundamentals remain weak while stock markets and bond markets are back to near record levels, leading Gary Shilling, one of the best economists we know, to call this “the grand disconnect”. This “disconnect” or gap will be closed by either economic fundamentals rising to meet the financial markets or the markets coming down to meet the fundamentals. We think that the latter is likely and that the Fed has simply postponed the inevitable by its QE1, QE2 and QE3 actions.

In our 2010 and 2011 Annual Reports, we discussed the Chinese bubble in real estate. This past Sunday (March 3, 2013), the CBS show “60 Minutes” did a segment on the Chinese residential real estate bubble. They showed vast empty cities with “new towers with no residents, desolate condos and vacant subdivisions uninhabited for miles and miles, and miles and miles of empty apartments.” They called it the biggest housing bubble in history. We agree! The ultimate collapse of this bubble will have major consequences for the world economy.

Unlike in 2008/2009, when we quoted Grant’s Interest Rate Observer, “the return of one’s money, the humblest investment attribute in good times, is always prized in bad times”, today the “risk on” trade prevails everywhere, with investors reaching for yield in corporate bonds, high yield bonds and even emerging market debt. Junk bonds are yielding 6% (compared to 19% in early 2009) and emerging market debt outstanding has increased almost ten times since 2003. For example, Bolivia’s recent $500 million 10 year bond, issued at 4 7/8%, was 9 times oversubscribed even though Bolivia had not issued a bond in 90 years!! Poland did even better, issuing a 10 year bond at 3 3/4%. Russell Napier at CLSA, in a recent issue of his “Solid Ground”, noted that U.S. dollar emerging market issuance in open ended mutual fund structures is a disaster waiting to happen as these capital flows can go into reverse! This is particularly negative as external debt in many emerging market countries has increased to dangerous levels. In the same report, Napier also provides a fascinating historical survey of the pitfalls of reaching for yield – particularly when government risk-free rates are very low. Indeed, over the last few hundred years, trying to achieve a 5% – 6% long term yield when U.S. and U.K. government yields were half that led to the destruction of much capital.

We have had massive fiscal and monetary stimulus since 2008 with interest rates effectively zero – and economic recovery is still limping along. We continue to believe the 2008/2009 great contraction was not like any other recession the U.S. has experienced in the past 50 years. We think it has many similarities to the U.S. in the 1930s and Japan since 1990 – and Japan is still fighting deflation 20 years later.

From the distant past comes the warning of our mentor, Ben Graham, whom I have quoted before: “Only 1 in 100 survived the 1929 – 32 debacle if one was not bearish in 1925”. We continue to be early – and bearish!

Commodity prices have flattened out as shown in the table below:

	2012	2011	2010
Oil – $/barrel	92	99	91
Copper – $/lb.	3.60	3.45	4.35
Nickel – $/lb.	7.74	8.49	11.23
Wheat – $/bushel	7.80	6.53	7.94
Corn – $/bushel	6.98	6.47	6.29
Cotton – $/lb.	0.75	0.92	1.45
Gold – $/oz.	1,658	1,531	1,405

While commodity prices have yet to collapse (i.e., complete the down cycle), almost all the major mining company CEOs have retired, including at Vale, Rio Tinto, BHP Billiton and Anglo-American, reflecting the sin of making acquisitions at the top of the market. Rio Tinto’s purchase of Alcan is a great case in point. Purchased for $38 billion in 2007 at the height of the commodity boom, Rio Tinto has already written off $20 billion or half of the purchase price!

As we said last year, if commodity prices come down after their parabolic increase, Canada will not be spared. Also, Canadian house prices have gone up significantly, driven by lax policies at CMHC (Canada’s equivalent to Fannie Mae and Freddie Mac). Canadians have accessed their increasing real estate wealth through lines of credit easily available from the Canadian banks. This has begun to reverse and we are watching cautiously from the sidelines. The condo boom in Toronto (you cannot miss it when you drive into the city) continues to slow down and we believe that prices will fall, as they have in past condo booms.

FAIRFAX FINANCIAL HOLDINGS LIMITED

While we are concerned about Canada, it is heartening to see how quickly California has solved its budget problems. In 2013, California is expected to have a surplus – due to significant reductions in government spending and increases in income taxes. S&P recently upgraded California to an A. Our Brian Bradstreet purchased $1 billion in California state government bonds in 2009, most of this position directly from the government at a 7.25% yield when California was considered to be on the verge of being non-investment grade. Those bonds are yielding 4.55% today!! Our muni bond portfolio (tax exempt and taxable) continued to do well in 2012. We have $1,279.5 million in unrealized gains in these bonds (approximately 22.9% on our cost) while earning $310 million annually in interest.

In 2008/2009, we made four investments in Canada which have turned out very well.

	Investments in 2008/2009
	Cost at purchase	Realized proceeds		Gain	% gain
H&R REIT (bond and warrants)	190.8	391.2		200.4	105.0%
Canadian Western Bank (preferreds and warrants)	57.2	137.4	(1)	80.2	140.2%
Mullen Group (convertible debentures)	56.0	130.0		74.0	132.2%
GMP Capital (preferreds and warrants)	12.0	36.9		24.9	207.5%

(1)	Includes $64.9 in preferreds we still hold.

Our cumulative gains from these investments were $379.5 million. The key to making these investments is to be liquid, i.e., having lots of cash to take advantage of opportunities. In 2008, we had 70% of our portfolio in cash and government bonds. Currently, we have 31% in cash and cash equivalents – earning us very little money. While we suffer from short term pain by having so much cash, it gives us great options for long term gain whenever the opportunity becomes available.

The table below provides you with an update on our CPI-linked derivative contracts. As we have said before, for a small amount of money, we have significantly protected our company from the ravages of potential deflation.

Underlying CPI Index	Notional Amount ($ billions)	Weighted Average Strike Price (CPI)	December 31, 2012 CPI
United States	19.6	223.98	229.60
United Kingdom	0.9	216.01	246.80
European Union	26.9	109.74	116.39
France	1.0	120.09	125.02

	48.4

We have invested a total of $454.1 million in these CPI-linked contracts which are carried on our books at $115.8 million, a 74.5% decline from our cost. The remaining average term on these contracts is 7.7 years. We have added to our U.S. CPI-linked contracts by exchanging some of the older contracts for newer, more current index contracts – thus effectively increasing the weighted average strike price (CPI) on these U.S. contracts to 223.98 from 216.95 last year. We did remind you last year but here it is again – cumulative deflation in Japan in the past ten years and in the U.S. in the 1930s was approximately 14%!! It is amazing to note that including 2012, Japan has suffered deflation in 17 of the last 18 years – beginning about 5 years after the Nikkei Index and real estate values peaked.

In 2012, we had net investment gains of $643 million, which consisted principally of net gains on fixed income securities of $728 million and $113 million of net gains on common stock and equity-related securities (after a net loss of $1,006 million on our hedges), partially offset by losses on CPI-linked derivatives of $129 million. The net gains on fixed income securities consisted of net realized gains of $566 million (principally consisting of $315 million on our long treasury bonds and $132 million on our provincial bonds) and net unrealized gains of $162 million (resulting predominantly from the increase in fair value of our tax exempt and taxable U.S. muni bonds). The net gains from common stock and equity-related securities consisted of realized gains of $470 million (principally consisting of $167 million from the sale of Cunningham Lindsey, $88 million from the sale of Arbor Memorial, $82 million from the sale of USG Corporation and $61 million from the sale of Ryanair), net unrealized gains of $649 million (principally consisting of $105 million from Bank of Ireland, $79 million from Level 3,

$50 million from Cheung Kong, and $159 million from USG Corporation convertible bonds, partially offset by $36 million in unrealized losses, mainly on Sandridge convertible preferred stock) and net (almost all unrealized mark-to-market) losses of $1,006 million on our hedges.

Over the years, we have made very significant realized gains from long U.S. Treasury bonds. We owe a big thank you to Van Hoisington of Hoisington Investment Management who, with Lacy Hunt, have among the best long term fixed income track records in the past 20 years – even though they invest only in U.S. Treasuries!! Whenever we worry about inflation or rising interest rates, we call 1-800-Van-Lacy!!

In the last three years, we have had significant unrealized losses from our hedging program and from our CPI-linked derivative contracts, as shown below:

	2010	2011	2012	Cumulative
Equity hedges	(936.6)	413.9	(1,005.5)	(1,528.2)
CPI-linked derivative contracts	28.1	(233.9)	(129.2)	(335.0)

Total	(908.5)	180.0	(1,134.7)	(1,863.2)

These losses are significant but we consider them unrealized and expect both of them to reverse when the “grand disconnect” disappears – perhaps sooner than you think! Your company is focused on protecting you on the downside from permanent capital loss from the many potential unintended consequences that abound in the world economy. In 2008, we showed you the table below, that quantified our unrealized losses in the 2003 – 2006 period, which then reversed in 2007/2008.

	2003 – 2006	2007	2008
Equity hedges	(287)	143	2,080
Credit default swaps	(211)	1,145	1,290

Total	(498)	1,288	3,370

We had to endure years of pain before harvesting the gains of 2007 and 2008. While we hope the world economy muddles through, we continue to protect our company from the significant unintended consequences that prevail today.

Our net unrealized gains (losses) over cost by asset class at year end were as follows:

	2012	2011
Bonds	1,430.9	1,404.4
Preferred stocks	(36.3)	2.8
Common stocks	332.5	(215.2)
Investments in associates	427.1	347.5

	2,154.2	1,539.5

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value at year-end):

United States	1,748.8
Canada	1,064.1
Other	1,756.3

4,569.2

We continue to like the long term prospects of our common stock holdings, while our hedges protect us against our near term economic concerns.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Miscellaneous

We maintained our $10 per share dividend in 2012 though we continue to warn you not to extrapolate that number as each annual dividend is established based on our free cash flow at the holding company as well as our holding company cash and marketable securities position. The $10 per share dividend is in the range of 2 1/2 – 3% of our book value in 2012.

We have been mightily blessed by our donations program that helps the less fortunate among us across all countries that we operate in. It is a decentralized program run by the management teams and employees in each country, based on donating 1 – 2% of pre-tax profits in that country to various charitable institutions. We consider these donations as an investment because, of course, business does not operate in a vacuum. We are very grateful “to do good by doing well”, but of course we have to “do well” first. In 2012, we donated $12 million: since 1991, on a cumulative basis, our donations have exceeded $100 million. This, from a company that was worth less than $2 million when we began 27 years ago. As I have said to you before and is part of our Guiding Principles, when a company does well, its customers, employees, shareholders – and the communities it operates in – also do well. Of the $100 million donated since 1991, approximately $55 million was in Canada, $38 million in the U.S. and $7 million outside North America.

We continue to encourage all our employees to be owners of our company through our employee share ownership plan. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since inception
Employee Share Ownership Plan	13%	14%	10%	11%	15%

If an employee earning Cdn$40,000 had participated fully in this program since its inception, he or she would have accumulated 3,068 shares of Fairfax worth Cdn$1.1 million at the end of 2012. I am happy to say, we have many employees who have done exactly that! I remind our employees all over the world that no one washes a rented car! We want our employees to be owners and to benefit from the performance of their company.

One of the best decisions we have made was buying Federated Insurance (Canada) in 1989. Federated Insurance in Canada was a branch operation and everything was run from the U.S., so we needed a President to run the company in Canada. Both the Chairman and CEO and the President of Federated U.S. recommended John Paisley, but John had never been President, so we were a little nervous about this appointment. However, making John the President was the best decision we could have made for Federated. In the past 21 years, John has built Federated into a little gem with outstanding results – perhaps the best long term underwriting results we have had with any company. Under John’s leadership, Federated has written cumulatively approximately Cdn$1.7 billion in business at an average combined ratio of 94.3%. More importantly, John has been a delight to work with – always a team player and always loyal to Federated and Fairfax. John epitomizes the values that Fairfax holds so dearly. As John plans to retire in 2013, we wish him and his wife Bonnie and his family good health and a happy retirement.

As I have mentioned many times before, Fairfax benefits greatly from our “fair and friendly” culture that we have developed over the past 27 years (the culture is embedded in our Guiding Principles, again reproduced for you in the Appendix). Our small holding company team, with great integrity, team spirit and no egos, keeps the whole company going forward, protecting us from unexpected downside risks and taking advantage of opportunities when they arise. The glue that keeps our company together is trust and a long term focus. From our Board of Directors through our officers and all our employees, you can count on them to do the right thing, always taking a long term view. So at Fairfax you will not see a huge holding company that checks every move our companies make, companies being sold to maximize short term profits, excessive compensation among our management, mass layoffs, management turnover or promotion of our stock. Our officers almost never sell our stock, and are a pleasure to work with. We have never lost a President or officer whom we wanted to keep. Our Presidents, officers and investment principals, who have been with Fairfax for an average of 13 1/2 years, are ultimately the strength of our company and the reason I am so excited about our future.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Eastern Time) on April 11, 2013 at Roy Thomson Hall. As in the past few years, we will have booths which provide information on our insurance companies (OdysseyRe, Northbridge, Crum & Forster, Zenith, ICICI Lombard and Fairfax Asia) as well as our non-insurance company investments (Ashley’s, Sporting Life, Prime Restaurants, Zoomer Media and Thomas Cook India). Great opportunity for you to learn more about our companies as well as to get some discounts for shopping at Ashley’s and Sporting Life and dining at Prime Restaurants (Bier Markt). And we will make it easy for you. This year we will have buses on April 11 at 1:00 p.m. leaving from Roy Thomson Hall and going to Ashley’s and Sporting Life as well as to Bier Markt. In fact, John Rothschild has even promised to have his chefs prepare a couple of signature items sold at his restaurants for you to sample at the Prime Restaurants booth. Madhavan Menon from Thomas Cook India will be there to take your bookings for a trip of a lifetime to India! Also, we will have booths on some of our major charity partners (The Hospital for Sick Children, Americares and Bridgepoint Hospital) so you can see where your donations have been invested – and perhaps you will make an additional contribution! As we have done in the past, highlighted are two excellent programs that we support: the Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business and the Actuarial Program at the University of Waterloo – both among the best in North America! So we look forward to meeting you, our shareholders, and answering all your questions, as well as having some fun!

Once again, I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2012. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. It is our privilege to continue to build shareholder value for you over the long term.

March 8, 2013

V. Prem Watsa

Chairman and Chief Executive Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure documents filed with the OSC and the SEC (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The scope of this assessment did not include an evaluation of the internal control over financial reporting of RiverStone Insurance Limited, which was acquired on October 12, 2012. The operations of RiverStone Insurance Limited represented 0.5% of the company’s consolidated revenue for the year ended December 31, 2012 and represented 4.0% of the company’s consolidated net assets as at December 31, 2012. Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears herein.

March 8, 2013

V. Prem Watsa	David Bonham
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed integrated audits of Fairfax Financial Holdings Limited (the Company) and its subsidiaries’ 2012 and 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2012. Our opinions based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2012 and 2011 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2012 in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting on page 22.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded RiverStone Insurance Limited (“Riversone Insurance”) from its assessment of internal control over financial reporting as at December 31, 2012 because it was acquired by the Company during 2012. We have also excluded Riverstone Insurance from our audit of internal control over financial reporting. Riverstone Insurance is a wholly owned subsidiary of the Company whose total revenue and net assets represent 0.5% and 4.0%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2012.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 8, 2013

Valuation Actuary’s Report

I have reviewed management’s valuation, including management’s selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2012 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.

In my opinion, management’s valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.

Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.

Richard Gauthier, FCIA, FCAS

PricewaterhouseCoopers LLP

Toronto, Canada

March 8, 2013

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets

as at December 31, 2012 and December 31, 2011

	Notes	December 31, 2012	December 31, 2011
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $140.2; December 31, 2011 – $249.0)	5, 28	1,169.2	1,026.7
Insurance contract receivables	10	1,945.4	1,735.4

		3,114.6	2,762.1

Portfolio investments
Subsidiary cash and short term investments	5, 28	6,960.1	6,199.2
Bonds (cost $9,428.9; December 31, 2011 – $9,515.4)	5	10,803.6	10,835.2
Preferred stocks (cost $618.7; December 31, 2011 – $555.6)	5	605.1	563.3
Common stocks (cost $4,066.3; December 31, 2011 – $3,867.3)	5	4,399.1	3,663.1
Investments in associates (fair value $1,782.4; December 31, 2011 – $1,271.8)	5, 6	1,355.3	924.3
Derivatives and other invested assets (cost $524.0; December 31, 2011 – $511.4)	5, 7	181.0	394.6
Assets pledged for short sale and derivative obligations (cost $791.1; December 31, 2011 – $810.1)	5, 7	859.0	886.3

		25,163.2	23,466.0

Deferred premium acquisition costs	11	463.1	415.9
Recoverable from reinsurers (including recoverables on paid losses – $311.0; December 31, 2011 – $313.2)	9	5,290.8	4,198.1
Deferred income taxes	18	623.5	628.2
Goodwill and intangible assets	12	1,301.1	1,115.2
Other assets	13	984.9	821.4

		36,941.2	33,406.9

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2012	December 31, 2011
		(US$ millions)
Liabilities
Subsidiary indebtedness	15	52.1	1.0
Accounts payable and accrued liabilities	14	1,877.7	1,656.2
Income taxes payable	18	70.5	21.4
Short sale and derivative obligations (including at the holding company – $41.2; December 31, 2011 – $63.9)	5, 7	238.2	170.2
Funds withheld payable to reinsurers		439.7	412.6

		2,678.2	2,261.4

Insurance contract liabilities	8	22,376.2	19,719.5
Long term debt	15	2,996.5	3,017.5

		25,372.7	22,737.0

Equity	16
Common shareholders’ equity		7,654.7	7,427.9
Preferred stock		1,166.4	934.7

Shareholders’ equity attributable to shareholders of Fairfax		8,821.1	8,362.6
Non-controlling interests		69.2	45.9

Total equity		8,890.3	8,408.5

		36,941.2	33,406.9

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings

for the years ended December 31, 2012 and 2011

	Notes	2012	2011
		(US$ millions except per share amounts)
Revenue
Gross premiums written	25	7,398.3	6,743.5

Net premiums written	25	6,194.1	5,607.9

Net premiums earned	25	6,084.9	5,426.9
Interest and dividends	5	409.3	705.3
Share of profit of associates	5	15.0	1.8
Net gains on investments	5	642.6	691.2
Other revenue	25	871.0	649.8

		8,022.8	7,475.0

Expenses
Losses on claims, gross	8	5,265.5	5,541.4
Less ceded losses on claims	9	(1,022.9)	(956.1)

Losses on claims, net	26	4,242.6	4,585.3
Operating expenses	26	1,120.3	1,148.3
Commissions, net	9	925.4	795.4
Interest expense	15	208.2	214.0
Other expenses	26	869.5	740.7

		7,366.0	7,483.7

Earnings (loss) before income taxes		656.8	(8.7)
Provision for (recovery of) income taxes	18	116.1	(56.5)

Net earnings		540.7	47.8

Attributable to:
Shareholders of Fairfax		532.4	45.1
Non-controlling interests		8.3	2.7

		540.7	47.8

Net earnings (loss) per share	17	$23.22	$(0.31)
Net earnings (loss) per diluted share	17	$22.94	$(0.31)
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	20,327	20,405

See accompanying notes.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2012 and 2011

	Notes	2012	2011
		(US$ millions)
Net earnings		540.7	47.8

Other comprehensive income (loss), net of income taxes	16
Change in unrealized foreign currency translation gains (losses) on foreign operations		59.2	(40.8)
Change in gains and (losses) on hedge of net investment in foreign subsidiary	7	(20.4)	33.2
Share of other comprehensive income (loss) of associates		(21.0)	(7.5)
Change in gains and (losses) on defined benefit plans	21	(22.9)	(22.6)

Other comprehensive income (loss), net of income taxes		(5.1)	(37.7)

Comprehensive income		535.6	10.1

Attributable to:
Shareholders of Fairfax		527.6	8.0
Non-controlling interests		8.0	2.1

		535.6	10.1

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Changes in Equity

for the years ended December 31, 2012 and 2011

(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2012	3,243.3	3.8	(72.7)	12.9	4,153.8	86.8	7,427.9	934.7	8,362.6	45.9	8,408.5
Net earnings (loss) for the year	–	–	–	–	532.4	–	532.4	–	532.4	8.3	540.7
Other comprehensive income (loss), net of income taxes:	–
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	58.5	58.5	–	58.5	0.7	59.2
Change in gains and (losses) on hedge of net investment in foreign subsidiary	–	–	–	–	–	(20.4)	(20.4)	–	(20.4)	–	(20.4)
Share of other comprehensive income (loss) of associates	–	–	–	–	(10.9)	(10.1)	(21.0)	–	(21.0)	–	(21.0)
Change in gains and (losses) on defined benefit plans	–	–	–	–	(21.9)	–	(21.9)	–	(21.9)	(1.0)	(22.9)
Issuance of shares	–	–	2.2	(2.7)	–	–	(0.5)	231.7	231.2	–	231.2
Purchases and amortization	–	–	(50.6)	16.6	–	–	(34.0)	–	(34.0)	–	(34.0)
Common share dividends	–	–	–	–	(205.8)	–	(205.8)	–	(205.8)	(6.7)	(212.5)
Preferred share dividends	–	–	–	–	(60.5)	–	(60.5)	–	(60.5)	–	(60.5)
Net changes in capitalization (note 23)	–	–	–	–	–	–	–	–	–	22.0	22.0

Balance as of December 31, 2012	3,243.3	3.8	(121.1)	26.8	4,387.1	114.8	7,654.7	1,166.4	8,821.1	69.2	8,890.3

Balance as of January 1, 2011	3,247.5	3.8	(52.4)	3.2	4,394.4	101.4	7,697.9	934.7	8,632.6	41.3	8,673.9
Net earnings (loss) for the year	–	–	–	–	45.1	–	45.1	–	45.1	2.7	47.8
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	(40.3)	(40.3)	–	(40.3)	(0.5)	(40.8)
Change in gains and (losses) on hedge of net investment in foreign subsidiary	–	–	–	–	–	33.2	33.2	–	33.2	–	33.2
Share of other comprehensive income (loss) of associates	–	–	–	–	–	(7.5)	(7.5)	–	(7.5)	–	(7.5)
Change in gains and (losses) on defined benefit plans	–	–	–	–	(22.5)	–	(22.5)	–	(22.5)	(0.1)	(22.6)
Issuance of shares	–	–	5.7	(1.6)	–	–	4.1	–	4.1	–	4.1
Purchases and amortization	(4.2)	–	(26.0)	11.3	–	–	(18.9)	–	(18.9)	–	(18.9)
Excess over stated value of common shares purchased for cancellation	–	–	–	–	(5.8)	–	(5.8)	–	(5.8)	–	(5.8)
Common share dividends	–	–	–	–	(205.9)	–	(205.9)	–	(205.9)	–	(205.9)
Preferred share dividends	–	–	–	–	(51.5)	–	(51.5)	–	(51.5)	–	(51.5)
Net changes in capitalization	–	–	–	–	–	–	–	–	–	2.5	2.5

Balance as of December 31, 2011	3,243.3	3.8	(72.7)	12.9	4,153.8	86.8	7,427.9	934.7	8,362.6	45.9	8,408.5

See accompanying notes.

Consolidated Statements of Cash Flows

for the years ended December 31, 2012 and 2011

	Notes	2012	2011
		(US$ millions)
Operating activities
Net earnings		540.7	47.8
Amortization of premises and equipment and intangible assets	25	71.0	59.5
Net bond discount amortization		(48.9)	(69.7)
Amortization of share-based payment awards		16.6	11.3
Share of profit of associates	6	(15.0)	(1.8)
Deferred income taxes	18	17.9	(128.1)
Net gains on investments	5	(642.6)	(691.2)
Excess of fair value of net assets acquired over purchase price	23	(6.8)	–
Loss on repurchase of long term debt	15	40.6	104.2
Net (purchases) sales of securities classified as at FVTPL	28	1,105.7	(1,254.7)
Changes in operating assets and liabilities	28	236.5	701.2

Cash provided by (used in) operating activities		1,315.7	(1,221.5)

Investing activities
Sales of investments in associates	6, 23	423.0	81.8
Purchases of investments in associates	6, 23	(308.4)	(212.3)
Net purchases of premises and equipment and intangible assets		(71.5)	(42.2)
Net purchase of subsidiaries, net of cash acquired and bank overdraft assumed	23	(334.4)	276.5

Cash provided by (used in) investing activities		(291.3)	103.8

Financing activities
Subsidiary indebtedness:	15
Issuances		60.5	10.5
Repayment		(40.4)	(52.4)
Long term debt:	15
Issuances		204.3	906.2
Issuance costs		(1.3)	(6.7)
Repayment		(296.5)	(762.3)
Subordinate voting shares:	16
Repurchases		–	(10.0)
Preferred shares:	16
Issuances		239.1	–
Issuance costs		(7.4)	–
Purchase of subordinate voting shares for treasury	16	(50.6)	(26.0)
Common share dividends	16	(205.8)	(205.9)
Preferred share dividends	16	(60.5)	(51.5)
Dividends paid to non-controlling interests		(6.7)	–

Cash provided by (used in) financing activities		(165.3)	(198.1)

Increase (decrease) in cash, cash equivalents and bank overdrafts		859.1	(1,315.8)
Cash, cash equivalents and bank overdrafts – beginning of year		1,910.0	3,275.1
Foreign currency translation		46.2	(49.3)

Cash, cash equivalents and bank overdrafts – end of year	28	2,815.3	1,910.0

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements

for the years ended December 31, 2012 and 2011

(in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

The consolidated financial statements of the company for the year ended December 31, 2012 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used to prepare the consolidated financial statements comply with IFRS effective as at December 31, 2012 (except IFRS 9 Financial Instruments which was early adopted). Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States (“US GAAP”). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

The preparation of the company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting periods covered by the consolidated financial statements and the related disclosures. Critical accounting estimates and judgments are described in note 4.

As a financial services holding company, the consolidated balance sheets are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year would typically be considered as current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, subsidiary indebtedness, income taxes payable, and short sale and derivative obligations.

The following balances are generally considered as non-current: deferred income taxes and goodwill and intangible assets.

The following balances are generally comprised of current and non-current amounts: bonds, preferred and common stocks, derivatives and other invested assets, recoverable from reinsurers, other assets, accounts payable and accrued liabilities, funds withheld payable to reinsurers, insurance contract liabilities and long term debt.

These consolidated financial statements were approved for issue by the company’s Board of Directors on March 8, 2013.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Principles of consolidation

Subsidiaries – The company’s consolidated financial statements include the assets, liabilities, equity, revenue, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity which is controlled, directly or indirectly, through ownership of more than 50% of the outstanding voting rights, or where Fairfax otherwise has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Assessment of control is based on the substance of the relationship between the company and the

FAIRFAX FINANCIAL HOLDINGS LIMITED

entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The operating results of subsidiaries that have been divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of earnings. All intercompany balances, profits and transactions are eliminated in full.

The consolidated financial statements are prepared as of December 31, based on individual company financial statements at the same date. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Fairfax. The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2012. The principal subsidiaries are:

Canadian Insurance

Northbridge Financial Corporation (Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (Crum & Forster)

Zenith National Insurance Corp. (Zenith National)

Asian Insurance

Fairfax Asia consists of:

Falcon Insurance Company Limited (Falcon)

First Capital Insurance Limited (First Capital)

The Pacific Insurance Berhad (Pacific Insurance)

ICICI Lombard General Insurance Company Limited

    (26% equity accounted interest) (ICICI Lombard)

Runoff

TIG Insurance Company (TIG)

Fairmont Specialty Group Inc. (Fairmont)

General Fidelity Insurance Company (General Fidelity)

Clearwater Insurance Company (Clearwater)

Valiant Insurance Company (Valiant Insurance)

RiverStone Insurance (UK) Limited (RiverStone (UK))

RiverStone Insurance Limited (RiverStone Insurance)

RiverStone Managing Agency Limited

nSpire Re Limited (nSpire Re) (note 25)

Reinsurance and Insurance

Odyssey Re Holdings Corp. (OdysseyRe)

Advent Capital (Holdings) PLC (Advent)

Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)

Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)

Group Re, which underwrites business in:

    CRC Reinsurance Limited (CRC Re)

    Wentworth Insurance Company Ltd. (Wentworth)

Other

Hamblin Watsa Investment Counsel Ltd.

    (Hamblin Watsa) (investment management)

Ridley Inc. (Ridley) (animal nutrition)

William Ashley China Corporation (William Ashley)

    (retailer of tableware and gifts)

Sporting Life Inc. (Sporting Life)

    (retailer of sporting goods and sports apparel)

Prime Restaurants Inc. (Prime Restaurants)

    (a network of casual dining restaurants and pubs)

Thomas Cook (India) Limited (Thomas Cook India)

    (provider of integrated travel and travel-related     financial services)

All subsidiaries are wholly-owned except for Ridley, First Capital, Sporting Life, Prime Restaurants and Thomas Cook India with 73.6%, 97.7%, 75.0%, 81.7% and 87.1% ownership interests respectively (December 31, 2011 –73.6%, 97.7%, 75.0%, nil and nil respectively). Pursuant to the transactions described in note 23, the company acquired 81.7% ownership interest in Prime Restaurants during the first quarter of 2012, 87.1% ownership interest in Thomas Cook India during the third quarter of 2012, 100% ownership interest in RiverStone Insurance during the fourth quarter of 2012, 100% ownership interests in First Mercury Financial Corporation (“First Mercury”) and Pacific Insurance during the first quarter of 2011, 100% ownership interest in William Ashley during the third quarter of 2011, and 75.0% ownership interest in Sporting Life during the fourth quarter of 2011. The company has a number of wholly-owned subsidiaries not presented in the table above that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

The holding company is a financial services holding company with significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.

Non-controlling interests – A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Investments in associates – Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Significant influence is generally presumed to exist when the company owns, directly or indirectly, between 20% and 50% of the outstanding voting rights of the investee. Assessment of significant influence is based on the substance of the relationship between the company and the investee and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. These investments are reported in investments in associates on the consolidated balance sheets, with the company’s share of profit (loss) and other comprehensive income (loss) of the associate reported in the corresponding line in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. Foreign associates are translated in the same manner as foreign subsidiaries. When the company’s share of losses in an associate equals or exceeds its investment in the associate, the company does not record further losses unless it has incurred obligations on behalf of the associate.

Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. Any excess of the cost of acquisition over the net fair value of the company’s share of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognized as goodwill, and is included in the carrying value of the associate. To the extent that the cost of acquisition is less than the fair value of the company’s share of the associate’s identifiable net assets, the excess is recognized in the consolidated statement of earnings. Any pre-existing interest in an associate is re-measured to fair value at the date significant influence is obtained and any resulting gain or loss is recognized in the consolidated statement of earnings. In such instances the cost of the associate is measured as the sum of the fair value of the pre-existing interest and any additional consideration transferred at that date.

In determining the fair value of the company’s share of an associate’s identifiable net assets at the acquisition date, considerable judgment may be required in interpreting market data used to develop such estimates. The company makes assumptions primarily based on market conditions and applies valuation techniques such as discounted cash flow analysis, market capitalization and comparable company multiples and other methods commonly used by market participants to determine fair value. Where the company is only able to identify the principal factors resulting in divergence between the fair value and reported carrying value of an associate’s net assets, the use of different assumptions and/or valuation methodologies by the company may have a significant effect on the estimated fair value.

At each balance sheet date, and more frequently when conditions warrant, management assesses investments in associates for potential impairment. If management’s assessment indicates that there is objective evidence of impairment, the associate is written down to its recoverable amount, which is determined as the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses are reversed when there is evidence that there has been a change in the estimates used to determine the associate’s recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the consolidated statement of earnings to the extent that the carrying value of the associate after reversal does not exceed the carrying value that would have been determined had no impairment loss been recognized in previous periods. Gains and losses realized on dispositions, impairment losses and reversal of impairments are recognized in net gains (losses) on investments in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The most recent available financial statements of associates are used in applying the equity method. The difference between the end of the reporting period of the associates and that of the company is generally no more than three months. Adjustments are made for the effects of significant transactions or events that occur between the dates of the associates’ financial statements and the date of the company’s financial statements.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration includes any cash paid plus the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes contingent consideration arrangements recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. To the extent that the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

Any pre-existing equity interest in an acquiree is re-measured to fair value at the date of the business combination and any resulting gain or loss is recognized in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. These cash-generating units represent the lowest level at which goodwill is monitored for internal management purposes. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit, including its allocated goodwill, is compared to its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Goodwill impairment is measured as the excess of the carrying amount over the recoverable amount of a cash-generating unit, and is charged to operating expenses in the consolidated statement of earnings. Impairment charges cannot be reversed for subsequent increases in a cash-generating unit’s recoverable amount. The estimated recoverable amounts are sensitive to the assumptions used in the valuations.

Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated, with the difference between the proceeds and carrying value of the cash-generating unit (inclusive of goodwill and unrealized balances recorded in accumulated other comprehensive income) recorded in the consolidated statement of earnings.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The intended use, expected life and economic benefit to be derived from intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment on an annual basis or more frequently if there are potential indicators of impairment. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, a reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the intangible asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

The estimated useful lives of the company’s intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.

Transactions and items on the consolidated balance sheet in foreign currencies – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company’s subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these subsidiaries are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income.

On consolidation, translation gains and losses arising from the translation of a monetary item that forms part of the net investment in a foreign subsidiary are recognized in accumulated other comprehensive income. Upon disposal of an investment in a foreign subsidiary, the related net translation gain or loss is reclassified from accumulated other comprehensive income to the consolidated statement of earnings as a component of the net gain or loss on disposition.

Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of that foreign subsidiary and translated at the rates of exchange prevailing at the balance sheet date and translation gains and losses are recognized in accumulated other comprehensive income.

Net investment hedge – In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in other comprehensive income. The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of earnings. Gains and losses in accumulated other comprehensive income are recognized in net earnings when the hedged net investment in a foreign subsidiary is reduced.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in foreign subsidiaries are recorded in the consolidated statement of comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recognized in the consolidated statement of earnings. Accumulated other comprehensive income (loss) (net of income taxes) is included on the consolidated balance sheet as a component of common shareholders’ equity. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and subsequently included in retained earnings.

Consolidated statement of cash flows

The company’s consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash and short term highly liquid investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term highly liquid investments that are restricted. Cash and cash equivalents includes cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair value.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments

Investments include cash and cash equivalents, short term investments, non-derivative financial assets, derivatives, real estate held for investment and investments in associates. Management determines the appropriate classifications of investments in fixed income and equity securities at their acquisition date.

Classification of non-derivative financial assets – Investments in equity instruments and those debt instruments that do not meet the criteria for amortized cost (see below) are classified as at fair value through profit or loss (“FVTPL”). Financial assets classified as at FVTPL are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows except for interest income from mortgage backed securities. Interest income from mortgage backed securities is included in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows.

A debt instrument is measured at amortized cost if (i) the objective of the company’s business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Alternatively, debt instruments that meet the criteria for amortized cost may be designated as at FVTPL on initial recognition if doing so eliminates or significantly reduces an accounting mismatch. The company’s business model currently does not permit any of its investments in debt instruments to be measured at amortized cost.

Investments in equity instruments that are not held for trading may be irrevocably designated at fair value through other comprehensive income (“FVTOCI”) on initial recognition. The company has not designated any of its equity instruments at FVTOCI.

Recognition and measurement of non-derivative financial assets – The company recognizes purchases and sales of financial assets on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Transaction costs related to financial assets classified or designated as at FVTPL are expensed as incurred.

A financial asset is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership of the asset.

Determination of fair value – Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements according to a three level hierarchy described below:

Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.

Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company’s investments in bonds are priced by independent pricing service providers while much of the remainder, along with most derivative contracts (total return swaps and credit default swaps) and certain warrants are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, investments in limited partnerships are classified as Level 3 within the fair value hierarchy.

Level 3  –  Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. Investments in consumer price indices (“CPI”) linked derivatives are classified as Level 3 within the company’s fair value hierarchy.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

Valuation techniques used by the company’s independent pricing service providers and third party broker-dealers include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

Short term investments – Short term investments are investments with maturity dates between three months and twelve months when purchased. Short term investments are classified as at FVTPL and their carrying values approximate fair value.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Securities sold short and derivative financial instruments

Securities sold short – Securities sold short (“short sales”) represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in net gains (losses) on investments where fair value is determined based on Level 1 inputs (described above).

Derivative financial instruments – Derivative financial instruments may include interest rate, credit default, currency and total return swaps, CPI-linked, futures, forwards, warrants and option contracts all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet with changes in fair value recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Derivatives are monitored by the company for effectiveness in achieving their risk management objectives. Fair value for the company’s derivative financial instruments where quoted market prices in active markets are unavailable is determined in the same manner as other investments described above. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Northbridge as described in note 7.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of

FAIRFAX FINANCIAL HOLDINGS LIMITED

the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

The fair value of the majority of the company’s equity call options and certain warrants are based on published quotes in an active market considered to be Level 1 inputs. The fair value of the majority of the company’s derivative contracts and certain warrants are based on third party broker-dealer quotes considered to be Level 2 inputs. Included in Level 3 are investments in CPI-linked derivatives that are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Cash collateral received from or paid to counterparties as security for derivative contract assets or liabilities respectively is included in liabilities or assets on the consolidated balance sheet. Securities received from counterparties as collateral are not recorded as assets. Securities delivered to counterparties as collateral continue to be reflected as assets on the consolidated balance sheet as assets pledged for short sale and derivative obligations.

Equity contracts – The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity total return swaps on a net basis as derivatives and other within interest and dividends on the consolidated statement of earnings. The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a monthly or quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment, and at inception, their fair value is zero.

Credit contracts – The initial premium paid for a credit contract is recorded as a derivative asset. Subsequent changes in the unrealized fair value of a contract is recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline.

CPI-linked contracts – The initial premium paid for a CPI-linked contract is recorded as a derivative asset. Subsequent changes in the unrealized fair value of a contract is recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of changes in the underlying CPI) will generally decline. The reasonableness of the fair values of CPI-linked derivative contracts are assessed by comparing the fair values received from third party broker-dealers to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model that incorporates market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder. It is defined as the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Scenarios considered include only those which have commercial substance. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers’ commissions and premium taxes are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company’s general insurance products and the runoff of its former insurance operations. These reserves represent the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not yet reported (“IBNR”) losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to earnings as incurred.

The company’s reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance claims and claims from the run-off of its former insurance operations. The company bases case reserve estimates on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company’s estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company reviews and re-evaluates case reserves on a regular basis. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated cost of losses for events which have already occurred but which have not yet been reported. These reserves are established to recognize the estimated costs required to bring claims for these not yet reported losses to final settlement. As these losses have not yet been reported, the company relies upon historical information and statistical models, based on product line, type and extent of coverage, to estimate its IBNR liability. The company also uses reported claim trends, claim severities, exposure growth, and other factors in estimating its IBNR reserves. The company revises its estimates of IBNR reserves as additional information becomes available and as claims are actually reported.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The time required to learn of and settle claims is often referred to as the “tail” and is an important consideration in establishing the company’s reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, workers’ compensation and product liability. In the extreme cases of long tail claims like those involving asbestos, it may take upwards of 20 years to settle. In addition, information concerning the loss event and ultimate cost of a long-tail claim may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail lines of business.

Since the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event.

Estimation techniques – Provisions for losses and loss adjustment expense and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies multiple techniques in estimating required provisions. This gives greater understanding of the trends inherent in the data being projected. The company’s estimates of losses and loss adjustment expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;

•	estimates based upon a projection of numbers of claims and average cost;

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and,

•	expected loss ratios.

In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods and bases to the individual circumstances of the line of business and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level, the corporate level by the company’s Chief Risk Officer and by independent third party actuaries. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Uncertainties – The uncertainty arising under insurance contracts may be characterized under a number of specific headings, such as uncertainty relating to:

•	whether an event has occurred which would give rise to a policyholder suffering an insured loss;

•	the extent of policy coverage and limits applicable;

•	the amount of insured loss suffered by a policyholder as a result of the event occurring; and,

•	the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags, particularly for long-tail lines of business, between the occurrence of an insured event and the time it is actually reported to the company. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates in the short term, particularly for the company’s long-tail lines of business. Provisioning considerations include: uncertainty around loss trends, claims inflation and underlying economic conditions; the inherent risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; and the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses. Long tail claims are more susceptible to these uncertainties given the length of time between the issuance of the original policy and ultimate settlement of any claims. The company seeks to provide appropriate levels of provisions for losses and loss adjustment expenses and provisions for unexpired risks taking the known facts and experience into account.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company’s financial position. The insurance risk diversity within the company’s portfolio of issued policies makes it impossible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgments and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it being difficult to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

Asbestos and environmental claims are examples of specific long-tail risks which may develop materially. The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result, it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating provisions for losses and loss adjustment expenses cannot be wholly relied upon and the company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

Factors contributing to this higher degree of uncertainty include:

•

long delays in reporting claims from the date of exposure (for example, cases of mesothelioma can have a latent period of up to 40 years) making estimation of the ultimate number of claims expected to be received particularly difficult;

•	issues of allocation of responsibility among potentially responsible parties and insurers;

•	emerging court decisions increasing or decreasing insurer liability;

•	tendencies for social trends and factors to influence court awards;

•	developments pertaining to the company’s ability to recover reinsurance for claims of this nature; and,

•	developments in the tactics of plaintiff lawyers and court decisions and awards.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are

FAIRFAX FINANCIAL HOLDINGS LIMITED

estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in net premiums earned and ceded losses on claims, respectively and in recoverable from reinsurers on the consolidated balance sheet. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers’ portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers’ shares of provision for claims determined on a basis consistent with the related claims liabilities.

In order to protect capital and control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long-tail latent or other potentially volatile claims, the company has for certain acquisitions obtained vendor indemnities or purchased excess of loss reinsurance protection from reinsurers.

Impairment – Reinsurance assets are assessed on a regular basis for any events that may trigger impairment. Triggering events may include legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers.

If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount. Impairment is considered to have taken place if it is probable that the company will not be able to collect the amounts due from reinsurers. The carrying amount of a reinsurance asset is reduced through the use of an allowance account. Provisions for previously impaired reinsurance assets may be reversed in subsequent financial reporting periods, provided there is objective evidence that the conditions leading to the initial impairment have changed or no longer exist. On reversal of any such provisions, the carrying value of the reinsurance asset may not exceed its previously reported carrying value.

Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers will be collectible. When the probability of collection is remote either through liquidation of the reinsurer or settlement of the reinsurance balance, the uncollectible balance is written off from the provision account against the reinsurance balance.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Uncertainties – The company is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints.

The company’s credit risk on reinsurance recoverables is analyzed by its reinsurance security department which is responsible for setting appropriate provisions for reinsurers suffering financial difficulties. The process for determining the provision involves quantitative and qualitative assessments using current and historical credit information and current market information. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the probability of impairment; (ii) estimating ultimate recovery rates of impaired reinsurers; and (iii) determining the effects from potential offsets or collateral arrangements. Changes to these assumptions or using other reasonable judgments can materially affect the provision level and the company’s net earnings.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In those cases, the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized directly in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The tax effects of carry-forwards of unused losses or unused tax credits are recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses can be utilized.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Other assets

Other assets consist of premises and equipment, inventories and receivables of subsidiaries included in the Other reporting segment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension and post retirement assets and other miscellaneous receivable and prepaid expense balances.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount is determined as the higher of an asset’s fair value less costs to sell and value in use. If an asset is impaired, the carrying amount is reduced to the asset’s recoverable amount with an offsetting charge recorded in the consolidated statement of earnings. The cost of premises and equipment is depreciated on a straight-line basis over the asset’s estimated useful life. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, the reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

Depreciation expense is recorded in operating expenses within the consolidated statement of earnings. All repairs and maintenance costs are charged to operating expenses in the period incurred. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the company, and is depreciated over the remaining useful life of the asset.

Other – Revenue from the sale of animal nutrition, hospitality, travel and other non-insurance products are recognized when the price is fixed or determinable, collection is reasonably assured and the product or service has been delivered to the customer. The revenue and related cost of inventories sold are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

The consolidated balance sheet includes inventories of the Other reporting segment recorded in other assets which are measured at the lower of cost or net realizable value on a first-in, first-out basis. Inventories are written down to net realizable value when its cost is estimated to be greater than its anticipated selling price less applicable selling costs.

Long term debt

Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred, and subsequently stated at amortized cost; any difference between the initial carrying value and the redemption value is recognized in the consolidated statement of earnings over the period of the borrowings using the effective interest rate method.

Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Contingencies and commitments

A provision is recognized for a contingent liability, commitment or financial guarantee when the company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted when the effect of the time value of money is considered significant.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity on the consolidated balance sheet, regardless of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company’s equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards is estimated on the date of grant based on the market price of the company’s stock and is amortized to compensation expense over the related vesting periods, with a corresponding increase in the share-based payments equity reserve. When a restricted share award vests in instalments over the vesting period (graded vesting), each instalment is accounted for as a separate award and amortized to compensation expense accordingly. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect of share-based payments.

Pensions and post retirement benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company’s general assets in separate pension funds.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary.

For defined benefit pension and post retirement benefit plans, the benefit obligations, net of the fair value of plan assets, and adjusted for unrecognized prior service costs and pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position are recognized in other assets (note 13). The company has adopted the following policies for its defined benefit plans:

(i)

Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management’s assumptions of the discount rate, rate of compensation increase, retirement age, mortality and the trend in the health care cost rate. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

(ii)	Expected return on plan assets is calculated based on the fair value of those assets.

(iii)

Actuarial gains and losses arise from the difference between the actual rate of return and the expected long term rate of return on plan assets for the period or from changes in actuarial assumptions used to determine the benefit obligation. Actuarial gains and losses are recorded in other comprehensive income and subsequently included in retained earnings.

(iv)

Prior service costs arising from plan amendments are amortized to earnings on a straight line basis over the remaining period of service until such benefits vest. The cost of providing additional benefits that vest on their introduction are charged to earnings immediately.

(v)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(vi)

Defined benefit plans in a surplus position recognize an asset, subject to meeting any minimum funding requirements. Asset limitations due to minimum funding requirements are recorded in other comprehensive income and subsequently included in retained earnings.

Certain of the company’s post retirement benefit plans covering medical care and life insurance are funded internally.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. The leased assets are not recognized on the consolidated balance sheet. Payments made under operating leases (net of any incentives received from the lessor) are recorded in operating expenses on a straight-line basis over the period of the lease, unless another systematic basis is representative of the time pattern of the leased item’s benefit even if the payments are not on that basis.

New accounting pronouncements

There were no new standards or amendments issued by the IASB and effective for the fiscal year beginning January 1, 2012 that had a significant impact on the company.

The following new standards and amendments have been issued by the IASB and are not effective for the fiscal year beginning January 1, 2012. The company is currently evaluating their impact on its consolidated financial statements.

Amendment to IAS 1 Presentation of Financial Statements (“IAS 1”)

In June 2011, the IASB issued an amendment to IAS 1 that changes the presentation of items in the consolidated statement of comprehensive income. This amendment requires the components of other comprehensive income to be presented in two separate groups, based on whether or not the components may be recycled to the consolidated statement of earnings in the future. Companies will continue to have a choice of whether to present components of other comprehensive income before or after tax. Those that present components of other comprehensive income before tax will be required to disclose the amount of tax related to the two groups separately. This amendment is effective for annual periods beginning on or after July 1, 2012, is applied retrospectively, with early adoption permitted. Adoption of the amended standard will require a presentation change in the company’s statement of comprehensive income, and is not expected to have any significant impact on the consolidated financial statements.

Amendment to IAS 19 Employee Benefits (“IAS 19”)

In June 2011, the IASB issued an amendment to IAS 19 that requires changes to the recognition and measurement of defined benefit pension and post retirement benefit expense and to the disclosures for all employee benefits.

FAIRFAX FINANCIAL HOLDINGS LIMITED

This amendment: eliminates the corridor method; requires that actuarial gains and losses be immediately recognized in other comprehensive income without recycling to the consolidated statement of earnings; replaces the expected return on plan assets with a net interest amount; requires all past service costs to be recognized in the period of a plan amendment; reduces flexibility in the method of presentation in the consolidated statement of earnings; and expands the disclosure requirements for benefit plans. This amendment is effective for annual periods beginning on or after January 1, 2013, is applied retrospectively, with early adoption permitted.

The company’s current accounting policies and disclosures with respect to its defined benefit pension and post retirement benefit plans are largely consistent with the amended standard, with one key difference: replacing the expected return on plan assets with a net interest amount will generally increase the amount of pension and post retirement expense reported in the consolidated statement of earnings, with a corresponding decrease (increase) in the amount of net actuarial losses (gains) reported in other comprehensive income, all else being equal; comprehensive income in aggregate will not change. The company does not expect any material retrospective reclassifications between its consolidated statements of earnings and consolidated statements of comprehensive income as a result of this amendment to IAS 19. Adoption of the amended standard is not expected to impact the consolidated balance sheets or consolidated statements of cash flows.

Amendment to IFRS 7 Financial Instruments: Disclosure (“IFRS 7”)

In December 2011, the IASB published an amendment to IFRS 7 entitled Disclosures – Offsetting Financial Assets and Financial Liabilities. The amendment requires new disclosures about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The amendment to IFRS 7 is effective for annual periods beginning on or after January 1, 2013 and is applied retrospectively. Adoption of the amended standard is not expected to have a significant impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”)

In May 2011, the IASB published IFRS 13, a comprehensive standard on how to measure and disclose fair values. IFRS 13 applies to IFRSs that require or permit fair value measurement, but does not address when to measure fair value or require additional use of fair value. The new standard requires disclosures similar to those in IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), but applies to all assets and liabilities measured at fair value, whereas IFRS 7 applies only to financial assets and liabilities measured at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, is applied prospectively as of the beginning of the annual period in which it is adopted, with early adoption permitted. Adoption of IFRS 13 will require a modest increase in financial statement disclosures and is not expected to have a significant impact on the consolidated financial statements.

New and revised Reporting Entity standards

In May 2011, the IASB published a package of five new and revised standards that address the scope of the reporting entity. The new standards in the package are IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities. The revised standards are IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements.

The requirements contained in the package of five standards are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted so long as the entire package is early adopted together. The standards considered relevant to the company are described below.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 introduces a single consolidation model that uses the same criteria to determine control for entities of all types, irrespective of whether the investee is controlled by voting rights or other contractual arrangements. The principle that a consolidated entity presents a parent and its subsidiaries as a single entity remains unchanged, as do the mechanics of consolidation. IFRS 10 supersedes existing guidance under IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. Adoption of IFRS 10 is not expected to have a significant impact on the consolidated financial statements as the company’s material subsidiaries are wholly owned (as described earlier in this note under the heading “Principles of consolidation”), and the company is not a party to any significant special purpose entities.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement, and only differentiates between joint operations and joint ventures. The option to apply proportionate consolidation when accounting for joint ventures has been removed and equity accounting is now applied in accordance with IAS 28 Investments in Associates and Joint Ventures. IFRS 11 supersedes existing guidance under IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non Monetary Contributions by Venturers. Adoption of IFRS 11 is not expected to have a significant impact on the consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 sets out the disclosure requirements under IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures. The enhanced disclosures in IFRS 12 are intended to help financial statement readers evaluate the nature, risks and financial effects of an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12 (which would trigger the requirement to also early adopt the other four standards in the package). Adoption of IFRS 12 will require a modest increase in financial statement disclosures and is not expected to have a significant impact on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 has been amended in line with the changes to accounting for joint arrangements in IFRS 11. The amended standard prescribes the accounting for investments in associates and provides guidance on the application of the equity method when accounting for investments in associates and joint ventures. Adoption of the amended standard is not expected to have a significant impact on the consolidated financial statements.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below, with the exception of the determination of fair value for financial instruments and associates, fair value disclosures, and contingencies, which are discussed in notes 3, 5 and 20 respectively. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are valued based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and related claims expenses. The assumptions underlying the valuation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the “Insurance Contracts” section of note 3 and the “Underwriting Risk” section of note 24.

Provision for uncollectible reinsurance recoverables

The company establishes provisions for uncollectible reinsurance recoverables centrally based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available. Uncertainties associated with the company’s reinsurance recoverables are discussed further in the “Reinsurance” section of note 3.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to utilize any recorded tax assets. The company reviews its deferred income tax assets on a quarterly basis, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company’s cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value (inclusive of assigned goodwill). If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	December 31, 2012	December 31, 2011
Holding company:
Cash and cash equivalents (note 28)	212.9	43.5
Short term investments	426.5	244.0
Short term investments pledged for short sale and derivative obligations	140.2	249.0
Bonds	115.9	188.1
Preferred stocks	46.3	45.0
Common stocks	170.1	166.4
Derivatives (note 7)	57.3	90.7

	1,169.2	1,026.7
Short sale and derivative obligations (note 7)	(41.2)	(63.9)

	1,128.0	962.8

Portfolio investments:
Cash and cash equivalents (note 28)	2,728.6	1,995.0
Short term investments	4,231.5	4,204.2
Bonds	10,803.6	10,835.2
Preferred stocks	605.1	563.3
Common stocks	4,399.1	3,663.1
Investments in associates (note 6)	1,355.3	924.3
Derivatives (note 7)	149.7	364.4
Other invested assets	31.3	30.2

	24,304.2	22,579.7

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 28)	51.1	6.2
Short term investments	307.1	132.5
Bonds	500.8	747.6

	859.0	886.3

	25,163.2	23,466.0
Short sale and derivative obligations (note 7)	(197.0)	(106.3)

	24,966.2	23,359.7

Common stocks included investments in limited partnerships with a carrying value of $468.6 at December 31, 2012 ($321.2 at December 31, 2011).

Restricted cash and cash equivalents at December 31, 2012 of $172.1 ($134.7 at December 31, 2011) were comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents are included on the consolidated balance sheets in holding company cash and investments, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets (excluding assets pledged in favour of Lloyd’s (note 20) and assets pledged for short sale and derivative obligations) by the nature of the pledge requirement:

	December 31, 2012	December 31, 2011
Regulatory deposits	2,695.4	2,171.3
Security for reinsurance and other	741.0	722.4

	3,436.4	2,893.7

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2012, bonds containing call and put features represented approximately $6,332.7 and $77.5 respectively ($6,032.3 and $1,069.9 at December 31, 2011 respectively) of the total fair value of bonds in the table below.

	December 31, 2012		December 31, 2011
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	849.5	1,008.2	442.5	413.7
Due after 1 year through 5 years	2,625.8	2,984.3	2,288.5	2,505.0
Due after 5 years through 10 years	2,828.3	3,409.4	3,884.5	4,446.4
Due after 10 years	3,685.8	4,018.4	3,751.0	4,405.8

	9,989.4	11,420.3	10,366.5	11,770.9

Effective interest rate		4.7%		6.2%

The calculation of the effective interest rate of 4.7% (December 31, 2011 – 6.2%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged bond investments of approximately $5.3 billion ($4.9 billion at December 31, 2011) included in U.S. states and municipalities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fair Value Disclosures

The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2012				December 31, 2011
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	2,992.6	2,992.6	–	–	2,044.7	2,044.7	–	–

Short term investments:
Canadian provincials	1,375.1	1,375.1	–	–	408.9	408.9	–	–
U.S. treasury	3,137.6	3,137.6	–	–	4,071.0	4,071.0	–	–
Other government	508.3	468.3	40.0	–	288.0	267.4	20.6	–
Corporate and other	84.3	–	84.3	–	61.8	–	61.8	–

	5,105.3	4,981.0	124.3	–	4,829.7	4,747.3	82.4	–

Bonds:
Canadian government	21.1	–	21.1	–	21.1	–	21.1	–
Canadian provincials	133.4	–	133.4	–	1,038.7	–	1,038.7	–
U.S. treasury	1,520.8	–	1,520.8	–	2,082.3	–	2,082.3	–
U.S. states and municipalities	6,867.8	–	6,867.8	–	6,201.5	–	6,201.5	–
Other government	1,204.1	–	1,204.1	–	934.7	–	934.7	–
Corporate and other	1,673.1	–	1,554.0	119.1	1,492.6	–	1,432.6	60.0

	11,420.3	–	11,301.2	119.1	11,770.9	–	11,710.9	60.0

Preferred stocks:
Canadian	142.1	–	87.5	54.6	105.5	–	103.5	2.0
U.S.	461.6	–	426.2	35.4	457.3	–	451.0	6.3
Other	47.7	–	47.7	–	45.5	–	45.5	–

	651.4	–	561.4	90.0	608.3	–	600.0	8.3

Common stocks:
Canadian	1,064.1	1,022.5	16.5	25.1	711.8	673.3	13.7	24.8
U.S.	1,748.8	1,395.4	35.3	318.1	1,785.0	1,507.6	33.8	243.6
Other	1,756.3	1,121.7	365.7	268.9	1,332.7	886.1	290.6	156.0

	4,569.2	3,539.6	417.5	612.1	3,829.5	3,067.0	338.1	424.4

Derivatives and other invested assets(1)	215.0	–	99.2	115.8	462.3	–	254.1	208.2

Short sale and derivative obligations	(238.2)	–	(238.2)	–	(170.2)	–	(170.2)	–

Holding company cash and investments and portfolio investments measured at fair value	24,715.6	11,513.2	12,265.4	937.0	23,375.2	9,859.0	12,815.3	700.9

	100.0%	46.6%	49.6%	3.8%	100.0%	42.2%	54.8%	3.0%

(1)	Excluded from these totals are certain real estate investments of $23.3 ($23.0 at December 31, 2011) which are carried at cost less any accumulated amortization and impairment.

There were no significant transfers of financial instruments between Level 1 and Level 2 in the fair value hierarchy in 2012 or 2011.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and common and preferred shares. CPI-linked derivatives are classified within holding company cash and investments, or in derivatives and other invested assets in portfolio investments on the consolidated balance sheets and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow and option pricing models that incorporate certain inputs that are not market observable; specifically share price volatility (for convertible securities) and credit spreads of the issuer. Common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheets and include common shares of private companies as well as investments in certain private equity funds and limited partnerships. These investments are valued by third party fund companies using observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, the private equity funds and limited partnerships may require at least three months of notice to liquidate.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2012					2011
	Bonds	Preferred stocks	Common stocks	Derivatives and other invested assets	Total	Bonds	Preferred stocks	Common stocks	Derivatives and other invested assets	Total
Balance – January 1	60.0	8.3	424.4	208.2	700.9	61.9	0.3	294.6	328.6	685.4
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(2.6)	(5.1)	68.6	(126.8)	(65.9)	(1.2)	–	38.5	(243.0)	(205.7)
Purchases	90.0	86.8	194.8	34.4	406.0	15.0	8.0	146.8	122.6	292.4
Sales	(28.3)	–	(75.7)	–	(104.0)	(15.7)	–	(55.5)	–	(71.2)

Balance – December 31	119.1	90.0	612.1	115.8	937.0	60.0	8.3	424.4	208.2	700.9

Purchases of Level 3 investments of $406.0 in 2012 was primarily comprised of private common stocks, limited partnerships and preferred stocks ($86.8 of purchases of preferred stocks related to preferred shares received pursuant to the Arbor Memorial and Cunningham Lindsey transactions described in note 6). Total net realized and unrealized losses of $65.9 in 2012 were primarily comprised of $126.8 of net unrealized losses recognized on CPI-linked derivative contracts.

Purchases of Level 3 investments of $292.4 in 2011 were primarily comprised of limited partnerships and CPI-linked derivative contracts. Total net realized and unrealized losses of $205.7 in 2011 were primarily comprised of $243.0 of net unrealized losses recognized on CPI-linked derivative contracts.

During 2012 and 2011 there were no transfers of financial instruments in or out of Level 3 in the fair value hierarchy as a result of changes in the observability of valuation inputs.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2012	2011
Interest income:
Cash and short term investments	40.3	26.2
Bonds	486.7	714.9
Derivatives and other	(200.5)	(135.8)

	326.5	605.3

Dividends:
Preferred stocks	37.1	44.1
Common stocks	71.9	75.9

	109.0	120.0

Investment expenses	(26.2)	(20.0)

Interest and dividends	409.3	705.3

Share of profit of associates	15.0	1.8

Net gains (losses) on investments

	2012				2011
	Net realized gains (losses)		Net change in unreal ized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unreal ized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	629.0		285.8	914.8	467.7		834.5	1,302.2
Preferred stocks	1.0		(37.5)	(36.5)	0.9		(8.0)	(7.1)
Common stocks	133.9		563.7	697.6	491.6		(1,266.4)	(774.8)

	763.9		812.0	1,575.9	960.2		(439.9)	520.3

Derivatives:
Common stock and equity index short positions	(837.6	)(1)	(153.9)	(991.5)	293.2	(1)	120.7	413.9
Common stock and equity index long positions	13.5	(1)	34.0	47.5	(22.6	)(1)	(39.2)	(61.8)
Credit default swaps	(21.6)		(26.7)	(48.3)	21.9		(11.8)	10.1
Equity warrants	–		12.3	12.3	161.9		(143.4)	18.5
CPI-linked contracts	–		(129.2)	(129.2)	–		(233.9)	(233.9)
Other	85.3		(33.6)	51.7	(11.1)		50.4	39.3

	(760.4)		(297.1)	(1,057.5)	443.3		(257.2)	186.1

Foreign currency gains (losses) on:
Investing activities	(70.1)		10.1	(60.0)	(30.7)		(19.8)	(50.5)
Underwriting activities	3.2		–	3.2	(46.5)		–	(46.5)
Foreign currency contracts	22.2		(41.6)	(19.4)	12.7		49.9	62.6

	(44.7)		(31.5)	(76.2)	(64.5)		30.1	(34.4)

Gain on disposition of associate	196.8	(2)	–	196.8	7.0	(3)	–	7.0
Other	2.3		1.3	3.6	13.0		(0.8)	12.2

Net gains (losses) on investments	157.9		484.7	642.6	1,359.0		(667.8)	691.2

(1)

Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly or monthly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)

On April 13, 2012, the company sold all of its ownership interest in Fibrek Inc. to Resolute Forest Products for net cash proceeds of $18.5 (Cdn$18.4) and Resolute Forest Products common shares with a fair value of $12.8 (Cdn$12.7) and recognized a net gain on investment of $29.8 (including amounts previously recorded in accumulated other comprehensive income).

On December 10, 2012, the company sold all of its ownership interest in Cunningham Lindsey for net cash proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income).

(3)

On December 30, 2011, the company sold all of its interest in Polskie Towarzystwo Ubezpieczen S.A., received cash proceeds of $10.1 (34.7 million Polish zloty) and recorded a net gain on investment of $7.0.

6.	Investments in Associates

Investments in associates recorded using the equity method of accounting, the company’s ownership interests, their fair values and carrying values were as follows:

	December 31, 2012			December 31, 2011
	Ownership Percentage	Fair value	Carrying value	Ownership Percentage	Fair value	Carrying value
Portfolio investments
Investments in associates:
Resolute Forest Products Inc. (“Resolute”)(1)(10)	25.6%	326.2	280.6	18.0%	–	–
Gulf Insurance Company (“Gulf Insurance”)	41.4%	258.3	217.9	41.4%	255.1	214.5
ICICI Lombard General Insurance Company Limited (“ICICI Lombard”)	26.0%	223.9	75.3	26.0%	230.4	67.1
The Brick Ltd. (“The Brick”)(2)	33.7%	220.1	108.5	33.8%	123.9	106.9
Thai Re Public Company Limited (“Thai Re”)(3)(10)	23.2%	132.7	59.3	2.0%	–	–
Eurobank Properties REIC (“Eurobank Properties”)(4)(10)	18.0%	69.8	66.6	3.7%	–	–
Arbor Memorial Services Inc. (“Arbor Memorial”)(5)(10)	39.5%	47.0	47.0	–	–	–
MEGA Brands Inc. (“MEGA Brands”)(6)	21.9%	34.9	43.3	19.9%	26.3	36.7
Singapore Reinsurance Corporation Limited (“Singapore Re”)	27.0%	34.7	36.3	26.8%	36.2	33.8
Imvescor Restaurant Group Inc. (“Imvescor”)(7)	23.6%	9.3	7.3	13.6%	4.1	3.1
Falcon Insurance PLC (“Falcon Thailand”)	40.5%	7.2	7.2	40.5%	6.0	6.0
Cunningham Lindsey Group Limited (“Cunningham Lindsey”)(8)	–	–	–	43.2%	230.3	104.2
Fibrek Inc. (“Fibrek”)(9)	–	–	–	25.8%	32.1	27.4
Partnerships, trusts and other(11)	–	418.3	406.0	–	327.4	324.6

		1,782.4	1,355.3		1,271.8	924.3

(1)

In December 2012, the company increased its ownership interest in Resolute from 19.5% to 25.6% following the receipt of common shares distributed pursuant to the bankruptcy proceedings of certain predecessor companies of Resolute (where the company was a holder of unsecured debt obligations) and through the purchase of Resolute common shares on the open market.

(2)

On November 11, 2012, the company entered into an agreement to sell all of its ownership interest in The Brick to Leon’s Furniture Limited (a Canadian furniture retailer) for net proceeds of approximately Cdn$221 (Cdn$5.40 per common share). The transaction is expected close in the first quarter of 2013 subject to regulatory approval.

(3)

On March 19, 2012, the company increased its ownership interest in Thai Re from 2.0% to 23.2% through participation in a Thai Re rights offering and in a private placement of newly issued common shares for aggregate cash purchase consideration of $77.0 (2.4 billion Thai Baht).

(4)	On August 21, 2012, the company increased its ownership interest in Eurobank Properties from 3.8% to 18.0% through the purchase of common shares of Eurobank Properties for cash consideration of $50.3.

(5)

On November 26, 2012, the company (and other third party investors) entered into an arrangement with Arbor Memorial to exchange the company’s existing non-voting common share investment in Arbor Memorial for a combination of newly issued voting common shares, preferred shares and cash consideration. Subsequent to the transaction, the company owned 39.5% of the newly issued Arbor Memorial voting common shares.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(6)

On September 14, 2012, the company increased its ownership interest in MEGA Brands from 19.9% to 21.9% through the acquisition of additional common shares of MEGA Brands for cash purchase consideration of $2.9 (Cdn $2.8).

(7)

In latter half of 2012, the company increased its ownership interest in Imvescor from 13.6% to 23.6% through the acquisition on the open market of Imvescor common shares for cash purchase consideration of $3.7 (Cdn$3.5). At December 31, 2012 after considering potential dilution (assuming the company exercised its Imvescor common share purchase warrants and assuming no other warrants were exercised), the company’s ownership of Imvescor was 45.0% (37.8% at December 31, 2011).

On December 29, 2011, the company participated in the refinancing and recapitalization of Imvescor through a private placement wherein it paid $9.8 (Cdn$10.0 million) to acquire $9.8 (Cdn$10.0 million) principal amount of Imvescor’s senior unsecured debentures bearing interest at 10% per annum and due in five years and warrants to purchase 16.3 million common shares of Imvescor at an exercise price of $0.64 (Cdn$0.65) per common share expiring in five years and paid $3.1 (Cdn$3.2 million) to acquire 5.7 million common shares of Imvescor at a price of $0.56 per common share. Subsequent to these transactions, the company owned in the investment portfolios of its insurance subsidiaries, approximately 13.6% of the outstanding common shares of Imvescor and would own approximately 37.8% after considering potential dilution. Effective December 29, 2011, the company commenced recording its investment in the common shares of Imvescor using the equity method of accounting as the potential voting rights which were currently exercisable by the company permitted it to exercise significant influence over Imvescor.

(8)

On December 10, 2012, the company sold all of its ownership interest in Cunningham Lindsey for net cash proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income). Subsequent to the closing of this transaction, the company invested $34.4 in preferred shares of Cunningham Lindsey to become a 9.1% minority shareholder. The shares are classified within preferred stocks on the consolidated balance sheet.

(9)

On April 13, 2012, the company sold all of its ownership interest in Fibrek to Resolute for net cash proceeds of $18.5 (Cdn$18.4) and Resolute common shares with a fair value of $12.8 (Cdn$12.7) and recognized a net gain on investment of $29.8 (including amounts previously recorded in accumulated other comprehensive income).

(10)

During 2012, the company determined that it had obtained significant influence over the following investees and commenced recording those investments using the equity method of accounting on a prospective basis (the date significant influence was achieved is identified in parenthesis): Thai Re (March 19, 2012), Eurobank Properties (August 21, 2012), Resolute (November 7, 2012) and Arbor Memorial (November 26, 2012). At the respective dates significant influence was obtained for Resolute and Eurobank Properties, the company determined that for each associate, the fair value of identifiable net assets approximated carrying value. Goodwill of $31.9 was recognized in the carrying value of Arbor Memorial at the date significant influence was obtained.

(11)	During 2012, the company made net investments of $71.9 (2011 – $155.5) in partnerships, trusts and other.

Share of profit (loss) of associates for the years ended December 31 were as follows:

	2012	2011
Cunningham Lindsey Group Limited	14.0	14.9
ICICI Lombard General Insurance Company Limited	12.9	(36.1)
Gulf Insurance Company	12.7	(0.9)
The Brick Ltd.	3.6	9.1
MEGA Brands Inc.	3.1	3.3
Falcon Insurance PLC	1.8	(0.5)
Singapore Reinsurance Corporation Limited	1.3	1.5
Imvescor Restaurant Group Inc.	0.3	–
Polskie Towarzystwo Ubezpieczen S.A.	–	(1.0)
Fibrek Inc.	(18.8)	2.0
Thai Re Public Company Limited	(22.0)	–
Partnerships, trusts and other	6.1	9.5

	15.0	1.8

The following changes have occurred in the investments in associates balances for the years ended December 31:

	2012	2011
Balance – January 1	924.3	707.9
Share of profit	15.0	1.8
Dividends received	(16.0)	(46.2)
Acquisitions	638.0	300.7
Divestitures	(204.4)	(27.0)
Foreign exchange effect and other	(1.6)	(12.9)

Balance – December 31	1,355.3	924.3

The company’s strategic investment of $107.9 at December 31, 2012 ($87.9 at December 31, 2011) in 15.0% of Alltrust Insurance Company of China Ltd. (“Alltrust”) is classified as at FVTPL within common stocks on the consolidated balance sheets. In 2012, through participation in a rights offering, the company contributed an additional $18.9 (2011 – nil) to Alltrust.

7.	Short Sale and Derivative Transactions

The following table summarizes the notional amount and fair value of the company’s derivative financial instruments:

	December 31, 2012				December 31, 2011
	Cost	Notional amount	Fair value			Notional amount	Fair value
			Assets	Liabilities	Cost		Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	–	6,235.5	19.6	136.0	–	5,517.6	25.8	59.6
Equity total return swaps – short positions	–	1,433.0	4.1	55.1	–	1,617.6	68.8	47.7
Equity total return swaps – long positions	–	1,021.8	3.5	16.4	–	1,363.5	2.4	49.2
Warrants	19.3	68.5	36.0	–	11.7	44.6	15.9	–
Credit derivatives:
Credit default swaps	43.2	1,898.7	1.7	–	66.8	3,059.6	49.8	–
Warrants	2.7	90.0	1.3	–	24.3	340.2	50.0	–
CPI-linked derivative contracts	454.1	48,436.0	115.8	–	421.1	46,518.0	208.2	–
Foreign exchange forward contracts	–	–	3.8	20.6	–	–	32.9	8.2
Other derivative contracts	–	–	21.2	10.1	–	–	1.3	5.5

Total			207.0	238.2			455.1	170.2

The company is exposed to significant market risk through its investing activities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps as set out in the table below. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. During 2012, the company closed $394.2 (2011 – $41.4) of original notional amount of short positions in certain individual equities to reduce its economic equity hedges as a proportion of its equity and equity-related holdings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In the future, the company may manage its net exposure to its equity and equity-related holdings by adjusting the notional amounts of its equity hedges upwards or downwards. At December 31, 2012, equity hedges with a net notional amount of $7,668.5 ($7,135.2 at December 31, 2011) represented 100.6% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,626.5 ($6,822.7 at December 31, 2011). During 2012, the company paid net cash of $837.6 (2011 – received net cash of $293.2) in connection with the reset provisions of its short equity and equity index total return swaps. Refer to note 24 for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	December 31, 2012				December 31, 2011
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	52,881,400	3,501.9	662.22	849.35	52,881,400	3,501.9	662.22	740.92
S&P 500	10,532,558	1,117.3	1,060.84	1,426.19	12,120,558	1,299.3	1,071.96	1,257.60
S&P/TSX 60	13,044,000	206.1	641.12	713.72	–	–	–	–
Other equity indices	–	140.0	–	–	–	140.0	–	–
Individual equities	–	1,231.3	–	–	–	1,597.3	–	–

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

As at December 31, 2012, the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $975.8 ($1,280.0 at December 31, 2011). During 2012, the company received net cash of $13.5 (2011 – paid net cash of $22.6) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

At December 31, 2012, the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $999.2 ($1,135.3 at December 31, 2011), comprised of collateral of $847.5 ($962.6 at December 31, 2011) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and net collateral of $151.7 ($172.7 at December 31, 2011) securing amounts owed to counterparties to the company’s derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

Equity warrants were acquired in conjunction with the company’s investment in debt securities of various Canadian companies. At December 31, 2012, the warrants have expiration dates ranging from 2 years to 10 years (2 years to 5 years at December 31, 2011).

Credit contracts

Since 2003, the company’s investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of certain financial and systemic risks. The company’s holdings of credit default swaps declined substantially from 2008 to 2010 through sales and contract expirations, so effective January 1, 2011, the company no longer considered its credit default swaps to be an economic hedge of its financial assets. At December 31, 2012, the company’s remaining credit default swaps have a weighted average life of less than one year (1.3 years at December 31, 2011) and a notional amount and fair value of $1,898.7 ($3,059.6 at December 31, 2011) and $1.7 ($49.8 at December 31, 2011) respectively.

The company previously held various bond warrants which provided the company an option to purchase certain long dated corporate bonds. During 2012, the company exercised or sold substantially all its bond warrants and recognized a net realized gain on investment of $60.9 (2011 – $8.4).

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2012, these contracts have a remaining weighted average life of 7.7 years (8.6 years at December 31, 2011) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company’s maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company’s CPI-linked derivative contracts:

	December 31, 2012				December 31, 2011
	Notional Amount				Notional Amount
Underlying CPI Index	Original currency	U.S. dollars	Weighted average strike price	Index value at period end	Original currency	U.S. dollars	Weighted average strike price	Index value at period end
United States	19,625.0	19,625.0	223.98	229.60	18,175.0	18,175.0	216.95	225.67
United Kingdom	550.0	894.1	216.01	246.80	550.0	854.8	216.01	239.40
European Union	20,425.0	26,928.1	109.74	116.39	20,425.0	26,514.6	109.74	113.91
France	750.0	988.8	120.09	125.02	750.0	973.6	120.09	123.51

		48,436.0				46,518.0

During 2012, the company paid additional premiums of $28.3 (2011 – nil) to increase the strike price on certain of its U.S. CPI-linked derivative contracts. As a result, the weighted average strike price of the U.S. CPI-linked derivative contracts increased from 216.95 at December 31, 2011 to 223.98 at December 31, 2012. During 2012, the company purchased $1,450.0 (2011 – $13,596.7) notional amount of CPI-linked derivative contracts at a cost of $6.1 (2011 – $122.6) and recorded net mark-to-market losses of $129.2 (2011 – $233.9) on positions remaining open at the end of the year.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company’s risk management program.

Foreign exchange forward contracts

A significant portion of the company’s business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its equity accounted investments and its net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at December 31, 2012 consisted of cash of $22.1 ($50.5 at December 31, 2011) and government securities of $38.3 ($156.8 at December 31, 2011). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2012. The company’s exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 24.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Hedge of net investment in Northbridge

The company had designated the carrying value of Cdn$1,275.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,424.4 (principal amount of Cdn$1,075.0 with a fair value of $1,114.6 at December 31, 2011) as a hedge of its net investment in Northbridge for financial reporting purposes. In 2012, the company recognized pre-tax losses of $20.4 (2011 – pre-tax gains of $33.2) related to foreign currency movements on the unsecured senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

8.	Insurance Contract Liabilities

	Gross		Ceded		Net
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011	2012	2011
Provision for unearned premiums	2,727.4	2,487.3	427.4	388.1	2,300.0	2,099.2
Provision for losses and loss adjustment expenses	19,648.8	17,232.2	4,552.4	3,496.8	15,096.4	13,735.4

Total insurance contract liabilities	22,376.2	19,719.5	4,979.8	3,884.9	17,396.4	15,834.6

Current	7,303.4	6,579.3	2,046.4	1,979.2	5,257.0	4,600.1
Non-current	15,072.8	13,140.2	2,933.4	1,905.7	12,139.4	11,234.5

	22,376.2	19,719.5	4,979.8	3,884.9	17,396.4	15,834.6

At December 31, 2012, the company’s net loss reserves of $15,096.4 ($13,735.4 at December 31, 2011) were comprised of case reserves of $8,258.5 ($7,233.5 at December 31, 2011) and IBNR of $6,837.9 ($6,501.9 at December 31, 2011).

Provision for unearned premiums

The following changes have occurred in the provision for unearned premiums for the years ended December 31:

	2012	2011
Provision for unearned premiums – January 1	2,487.3	2,120.9
Gross premiums written	7,398.3	6,743.5
Less: premiums earned	(7,294.8)	(6,541.4)
Acquisitions of subsidiaries	101.4	206.9
Foreign exchange effect and other	35.2	(42.6)

Provision for unearned premiums – December 31	2,727.4	2,487.3

Provision for losses and loss adjustment expenses

The following changes have occurred in the provision for losses and loss adjustment expenses for the years ended December 31:

	2012	2011
Provision for losses and loss adjustment expenses – January 1	17,232.2	16,049.3
Increase (decrease) in estimated losses and expenses for claims occurring in the prior years	14.0	(52.7)
Losses and expense for claims occurring in the current year	5,251.5	5,594.1
Paid on claims occurring during:
the current year	(1,106.5)	(1,427.5)
the prior years	(3,698.1)	(3,539.1)
Acquisitions of subsidiaries and reinsurance-to-close transactions	1,802.9	769.3
Foreign exchange effect and other	152.8	(161.2)

Provision for losses and loss adjustment expenses – December 31	19,648.8	17,232.2

Provision for losses and loss adjustment expenses include CTR life reserves at December 31, 2012 of $20.6 ($24.2 at December 31, 2011). CTR life business consists primarily of guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance (“CTR”), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002. CTR life business is included in the results of the Insurance and Reinsurance – Other reporting segment.

Development of insurance losses, gross

The development of insurance liabilities provides a measure of the company’s ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for claims and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar years’ provision for claims and loss adjustment expenses as at December 31, 2012.

	Calendar year
	2007	2008	2009	2010	2011	2012
Provision for claims and loss adjustment expenses	14,843.2	14,467.2	14,504.8	16,049.3	17,232.2	19,648.8
Less: CTR Life	21.5	34.9	27.6	25.3	24.2	20.6

	14,821.7	14,432.3	14,477.2	16,024.0	17,208.0	19,628.2

Cumulative payments as of:
One year later	3,167.8	3,136.0	3,126.6	3,355.9	3,627.6
Two years later	5,130.8	5,336.4	5,307.6	5,441.4
Three years later	6,784.9	7,070.7	6,846.3
Four years later	8,124.6	8,318.7
Five years later	9,079.0

Reserves re-estimated as of:
One year later	14,420.4	14,746.0	14,616.0	15,893.8	17,316.4
Two years later	14,493.8	14,844.4	14,726.6	15,959.7
Three years later	14,579.9	14,912.4	14,921.6
Four years later	14,679.5	15,127.5
Five years later	14,908.6

Favourable (unfavourable) development	(86.9)	(695.2)	(444.4)	64.3	(108.4)

Comprised of – favourable (unfavourable):
Effect of foreign currency translation	120.4	(480.3)	(138.0)	4.8	(86.2)
Loss reserve development	(207.3)	(214.9)	(306.4)	59.5	(22.2)

	(86.9)	(695.2)	(444.4)	64.3	(108.4)

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of the loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company’s exposure to foreign currency risk and the manner in which the company manages foreign currency risk is discussed further in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date. Accordingly, the principal difference between the unfavourable loss reserve development in calendar year 2011 of $22.2 in the table above and unfavourable loss reserve development of $14.0 as set out in the preceding table (Provision for losses and loss adjustment expenses) primarily related to the favourable loss reserve development of subsidiaries acquired in 2012.

Unfavourable loss reserve development in calendar year 2011 of $22.2 in the table above was principally comprised of adverse development related to asbestos and workers’ compensation loss reserves in accident years prior to 2007, partially offset by favourable loss reserve development related to property loss reserves in more recent accident years.

Development of losses and loss adjustment expenses for asbestos and pollution

A number of the company’s subsidiaries wrote general insurance policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims and claims

FAIRFAX FINANCIAL HOLDINGS LIMITED

alleging injury, damage or clean up costs arising from environmental pollution claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the runoff group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company’s provision for losses and loss adjustment expenses related to asbestos and pollution exposure on a gross and net basis for the years ended December 31:

	2012		2011
	Gross	Net	Gross	Net
Asbestos
Balance – beginning of year	1,307.5	903.3	1,357.6	934.9
Loss and loss adjustment expenses incurred	203.1	95.6	73.8	49.3
Losses and loss adjustment expenses paid	(113.8)	(82.3)	(123.9)	(80.9)
Reinsurance transaction during the year(1)	59.6	59.6	–	–

Balance – end of year	1,456.4	976.2	1,307.5	903.3

Pollution
Balance – beginning of year	183.1	146.9	276.3	180.1
Loss and loss adjustment expenses incurred	18.2	(7.0)	(26.1)	(2.2)
Losses and loss adjustment expenses paid	(33.3)	(20.1)	(67.1)	(31.0)
Reinsurance transaction during the year(1)	33.3	33.3	–	–

Balance – end of year	201.3	153.1	183.1	146.9

(1)	Eagle Star reinsurance transaction in 2012.

Fair Value

The fair value of insurance and reinsurance contracts is estimated as follows:

	December 31, 2012		December 31, 2011
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	22,311.4	22,376.2	19,902.0	19,719.5
Ceded reinsurance contracts	4,844.9	4,979.8	3,775.4	3,884.9

The fair value of insurance contracts is comprised of the fair value of unpaid claim liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers’ share of unpaid claim liabilities and the unearned premium. Both reflect the time value of money whereas the carrying values (including the reinsurers’ share thereof) do not reflect discounting. The calculation of the fair value of the unearned premium includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and discounted future cash flows represent the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	December 31, 2012		December 31, 2011
Change in Interest Rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point rise	21,652.6	4,702.0	19,314.8	3,660.4
100 basis point decline	23,039.4	5,002.7	20,542.8	3,900.7

9.	Reinsurance

Reinsurers’ share of insurance contract liabilities is comprised as follows:

	December 31, 2012	December 31, 2011
Reinsurers’ share of unearned premiums	427.4	388.1
Reinsurers’ share of provision for losses and loss adjustment expenses	5,133.3	4,105.5
Provision for uncollectible reinsurance	(269.9)	(295.5)

	5,290.8	4,198.1

Current	2,309.7	2,251.8
Non-current	2,981.1	1,946.3

	5,290.8	4,198.1

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries on any policy to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. As a result of the number of significant catastrophic events in the past several years the price for catastrophe reinsurance has increased, and if another major loss were to occur the cost of reinsurance could change significantly. If that were to occur, each subsidiary would evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis or paying additional premiums for reinsurance.

Historically the company has purchased, or has negotiated as part of the purchase of a subsidiary, adverse development covers as protection from adverse development of prior years’ reserves. In the past, significant amounts of reserve development have been ceded to these reinsurance treaties. The majority of these treaties have been commuted, are at limit, or are nearing limit, so that in the future, if further adverse reserve development originally protected by these covers were to occur, little if any would be ceded to reinsurers.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 24 discusses the company’s management of credit risk associated with reinsurance recoverables.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records an allowance based upon its analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectability. The provision for uncollectible reinsurance at December 31, 2012 was $269.9 ($295.5 at December 31, 2011).

Changes in the reinsurers’ share of paid losses, unpaid losses, unearned premiums and provision for uncollectible balances for the years ended December 31 were as follows:

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2012	500.9	3,604.6	388.1	(295.5)	4,198.1
Reinsurers’ share of losses paid to insureds	837.7	(837.7)	–	–	–
Reinsurance recoveries received	(897.3)	–	–	–	(897.3)
Reinsurers’ share of losses or premiums earned	–	1,030.3	(1,211.3)	–	(181.0)
Premiums ceded to reinsurers	–	–	1,204.2	–	1,204.2
Change in provision, recovery or write-off of impaired balances	(30.6)	(3.9)	–	26.2	(8.3)
Acquisitions of subsidiaries and reinsurance-to-close transactions	52.6	838.0	42.3	–	932.9
Foreign exchange effect and other	6.3	32.4	4.1	(0.6)	42.2

Balance – December 31, 2012	469.6	4,663.7	427.4	(269.9)	5,290.8

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2011	458.0	3,368.1	279.8	(348.9)	3,757.0
Reinsurers’ share of losses paid to insureds	944.4	(944.4)	–	–	–
Reinsurance recoveries received	(902.7)	–	–	–	(902.7)
Reinsurers’ share of losses or premiums earned	–	911.9	(1,121.4)	–	(209.5)
Premiums ceded to reinsurers	–	–	1,143.4	–	1,143.4
Change in provision, recovery or write-off of impaired balances	(25.6)	(5.8)	–	52.7	21.3
Acquisitions of subsidiaries and reinsurance-to-close transactions	29.8	290.6	95.3	–	415.7
Foreign exchange effect and other	(3.0)	(15.8)	(9.0)	0.7	(27.1)

Balance – December 31, 2011	500.9	3,604.6	388.1	(295.5)	4,198.1

Reinsurers’ share of provision for losses and loss adjustment expenses at December 31, 2012 includes $311.0 ($313.2 at December 31, 2011) of paid losses net of provisions.

Included in commissions, net is commission income from reinsurance contracts of $239.5 (2011 – $226.1) for the year ended December 31, 2012.

10.	Insurance Contract Receivables

Insurance contract receivables are comprised as follows:

	December 31, 2012	December 31, 2011
Insurance premiums receivable	1,151.1	1,113.3
Reinsurance premiums receivable	605.3	428.4
Funds withheld receivable	183.8	195.3
Other	32.7	32.1
Provision for doubtful balances	(27.5)	(33.7)

	1,945.4	1,735.4

The following changes have occurred in the insurance premiums receivable balance for the years ended December 31:

	2012	2011
Balance – January 1	1,113.3	866.6
Gross premiums written	4,882.3	4,588.7
Premiums collected	(4,517.9)	(4,088.4)
Impairments	(7.8)	(0.7)
Amounts due to brokers and agents	(343.8)	(289.2)
Acquisitions of subsidiaries	21.3	54.2
Foreign exchange effect and other	3.7	(17.9)

Balance – December 31	1,151.1	1,113.3

The following changes have occurred in the reinsurance premiums receivable balance for the years ended December 31:

	2012	2011
Balance – January 1	428.4	388.7
Gross premiums written	2,516.0	2,154.8
Premiums collected	(1,973.6)	(1,706.5)
Impairments	(6.1)	–
Amounts due to brokers and agents	(484.8)	(403.4)
Acquisitions of subsidiaries	117.1	3.3
Foreign exchange effect and other	8.3	(8.5)

Balance – December 31	605.3	428.4

11.	Deferred Premium Acquisition Costs

The following changes have occurred in the deferred premium acquisition costs for the years ended December 31:

	2012	2011
Balance – January 1	415.9	357.0
Acquisition costs deferred	1,312.9	1,147.2
Amortization of deferred costs	(1,269.8)	(1,109.5)
Acquisitions of subsidiaries	–	26.1
Foreign exchange effect and other	4.1	(4.9)

Balance – December 31	463.1	415.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

12.	Goodwill and Intangible Assets

Goodwill and intangible assets are compromised as follows:

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2012	696.3	271.1	67.8	2.6	59.6	17.8	1,115.2
Additions	116.3	–	32.1	1.8	64.0	–	214.2
Disposals	–	–	–	–	(3.0)	–	(3.0)
Amortization of intangible assets	–	(18.4)	(17.9)	(0.2)	–	–	(36.5)
Foreign exchange effect	7.2	1.8	0.5	–	1.7	–	11.2

Balance – December 31, 2012	819.8	254.5	82.5	4.2	122.3	17.8	1,301.1

Gross carrying amount	823.4	308.1	168.4	9.6	122.3	17.8	1,449.6
Accumulated amortization	–	(53.6)	(77.3)	(5.4)	–	–	(136.3)
Accumulated impairment	(3.6)	–	(8.6)	–	–	–	(12.2)

	819.8	254.5	82.5	4.2	122.3	17.8	1,301.1

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2011	572.1	256.6	60.4	2.9	47.0	10.1	949.1
Additions	129.1	34.6	19.7	–	13.0	7.7	204.1
Amortization of intangible assets	–	(18.2)	(11.5)	(0.3)	–	–	(30.0)
Foreign exchange effect	(4.9)	(1.9)	(0.8)	–	(0.4)	–	(8.0)

Balance – December 31, 2011	696.3	271.1	67.8	2.6	59.6	17.8	1,115.2

Gross carrying amount	699.9	306.3	135.8	7.8	59.6	17.8	1,227.2
Accumulated amortization	–	(35.2)	(59.4)	(5.2)	–	–	(99.8)
Accumulated impairment	(3.6)	–	(8.6)	–	–	–	(12.2)

	696.3	271.1	67.8	2.6	59.6	17.8	1,115.2

Goodwill and intangible assets are allocated to the respective cash-generating units (“CGUs”) as follows:

	December 31, 2012			December 31, 2011
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Zenith National	317.6	155.1	472.7	317.6	162.8	480.4
Northbridge	109.6	115.8	225.4	107.1	115.4	222.5
OdysseyRe	104.2	60.2	164.4	104.2	54.0	158.2
Crum & Forster	87.5	62.2	149.7	87.5	67.8	155.3
All other	200.9	88.0	288.9	79.9	18.9	98.8

	819.8	481.3	1,301.1	696.3	418.9	1,115.2

At December 31, 2012 consolidated goodwill of $819.8 and intangible assets of $481.3 (principally related to the value of customer and broker relationships and brand names) was comprised primarily of amounts arising on the acquisitions of Prime Restaurants and Thomas Cook India during 2012, the acquisitions of First Mercury, Pacific Insurance and Sporting Life during 2011, the acquisition of Zenith National during 2010 and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2012 and it was concluded that no impairment had occurred.

When testing for impairment, the recoverable amount of a CGU is determined based on the higher of value in use and fair value less costs to sell calculations. The recoverable amount of each CGU was based on fair value less cost to sell, using market prices, where available, or discounted cash flow models. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average past growth rate for the insurance business in which each CGU operates.

A number of other assumptions and estimates were involved in applying discounted cash flow models to forecast operating cash flows, premium volumes, expenses and working capital requirements. Forecasts of future cash flows are based on the best estimates of future premiums or revenue, operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions are subject to review by management. The cash flow forecasts are adjusted by applying appropriate discount rates within a range of 8.2% to 10.7% for insurance business and 12.9% to 19.6% for non-insurance business. The weighted average growth rate used to extrapolate cash flows beyond five years was 2.5%. A reasonably possible change in any key assumption is not expected to cause the carrying value of any CGU to exceed its recoverable amount.

13.	Other Assets

Other assets are comprised as follows:

	December 31, 2012	December 31, 2011
Premises and equipment	259.9	210.8
Accrued interest and dividends	142.2	166.6
Income taxes refundable	109.9	85.2
Receivables for securities sold but not yet settled	51.9	17.3
Pension assets	25.1	20.1
Other reporting segment receivables	72.0	35.4
Other reporting segment inventories	72.1	89.3
Prepaid expenses	41.2	34.9
Other	210.6	161.8

	984.9	821.4

Current	535.3	481.8
Non-current	449.6	339.6

	984.9	821.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

14.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised as follows:

	December 31, 2012	December 31, 2011
Payable to reinsurers	640.1	409.8
Pension and post retirement liabilities	182.0	154.1
Salaries and employee benefit liabilities	186.8	209.8
Ceded deferred premium acquisition costs	90.9	79.0
Accrued legal and professional fees	38.7	39.4
Accounts payable for securities purchased but not yet settled	64.1	23.5
Amounts withheld and accrued taxes	88.2	64.7
Accrued interest expense	37.2	35.8
Amounts payable to agents and brokers	57.0	41.2
Accrued commissions	64.4	55.2
Accrued premium taxes	70.1	66.1
Other reporting segment payables	91.7	63.7
Administrative and other	266.5	413.9

	1,877.7	1,656.2

Current	1,164.2	1,008.8
Non-current	713.5	647.4

	1,877.7	1,656.2

15.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities

	December 31, 2012			December 31, 2011
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Subsidiary indebtedness consists of the following balances:
Ridley secured revolving facility at floating rate	12.9	12.8	12.8	1.0	1.0	1.0
Prime Restaurants equipment and other loans primarily at floating rate	2.7	2.7	2.7	–	–	–
Thomas Cook India short term loan at fixed rate	9.9	9.9	9.9	–	–	–
Thomas Cook India commercial paper at fixed rate	21.5	21.5	21.5	–	–	–
Thomas Cook India bank overdraft at floating rate	5.2	5.2	5.2	–	–	–

	52.2	52.1	52.1	1.0	1.0	1.0

Long term debt consists of the following balances:
Fairfax unsecured notes:
7.75% due April 15, 2012(1)(2)	–	–	–	86.3	86.1	87.4
8.25% due October 1, 2015(3)	82.4	82.3	94.2	82.4	82.2	89.4
7.75% due June 15, 2017(2)(4)	48.4	46.8	50.4	48.4	46.4	52.5
7.375% due April 15, 2018(3)	144.2	143.9	165.9	144.2	143.9	154.3
7.50% due August 19, 2019 (Cdn$400.0)(5)	401.7	398.6	461.8	392.8	389.2	427.7
7.25% due June 22, 2020 (Cdn$275.0)	276.2	274.3	314.5	270.1	268.0	289.7
5.80% due May 15, 2021(2)	500.0	494.9	516.6	500.0	494.3	467.5
6.40% due May 25, 2021 (Cdn$400.0)(2)	401.7	398.3	437.6	392.8	389.0	397.2
5.84% due October 14, 2022 (Cdn$200.0)(1)	200.9	199.5	210.5	–	–	–
8.30% due April 15, 2026(3)	91.8	91.4	112.2	91.8	91.4	90.9
7.75% due July 15, 2037(3)	91.3	90.2	101.3	91.3	90.1	83.6
TIG Note(1)	–	–	–	201.4	152.7	152.7
Trust preferred securities of subsidiaries(10)	9.1	9.1	9.3	9.1	9.1	8.1
Purchase consideration payable(9)	148.4	148.4	148.4	152.2	152.2	152.2

Long term debt – holding company borrowings	2,396.1	2,377.7	2,622.7	2,462.8	2,394.6	2,453.2

OdysseyRe unsecured senior notes:
7.65% due November 1, 2013(2)(6)	182.9	182.3	191.9	182.9	181.7	200.2
6.875% due May 1, 2015(6)	125.0	124.1	136.9	125.0	123.7	131.3
Series A, floating rate due March 15, 2021(7)	50.0	49.9	45.1	50.0	49.8	42.2
Series B, floating rate due March 15, 2016(7)	50.0	49.8	50.5	50.0	49.8	47.5
Series C, floating rate due December 15, 2021(8)	40.0	39.9	36.7	40.0	39.8	34.3
Crum & Forster unsecured senior notes:
7.75% due May 1, 2017(1)(2)	–	–	–	6.2	5.6	6.5
First Mercury trust preferred securities:
Trust III, floating rate due December 14, 2036(2)	25.8	25.8	25.8	25.8	25.8	25.8
Trust IV, 8.25% through December 15, 2012, floating rate thereafter, due September 26, 2037(2)	15.6	15.6	15.6	15.6	15.6	15.6
Zenith National redeemable debentures:
8.55% due August 1, 2028	38.4	38.1	38.1	38.4	38.0	38.0
Advent subordinated notes:
floating rate due June 3, 2035	34.0	33.0	29.3	34.0	33.0	28.1
€12.0 million, floating rate due June 3, 2035	15.8	15.3	13.5	15.6	15.1	12.9
Advent unsecured senior notes:
floating rate due January 15, 2026	26.0	25.1	26.0	26.0	25.1	26.0
floating rate due December 15, 2026	20.0	19.4	20.0	20.0	19.4	19.3
Ridley economic development loan at 1% due August 10, 2019	0.5	0.5	0.5	0.6	0.5	0.5

Long term debt - subsidiary company borrowings	624.0	618.8	629.9	630.1	622.9	628.2

	3,020.1	2,996.5	3,252.6	3,092.9	3,017.5	3,081.4

(a)	Principal net of unamortized issue costs and discounts.

(b)	Based principally on market prices, where available, or discounted cash flow models.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Current and non-current portions of long term debt principal are comprised as follows:

	December 31, 2012	December 31, 2011
Current	235.8	90.6
Non-current	2,784.3	3,002.3

	3,020.1	3,092.9

Consolidated interest expense on long term debt amounted to $206.0 (2011 – $213.9). Interest expense on subsidiary indebtedness amounted to $2.2 (2011 – $0.1).

Principal repayments on long term debt-holding company borrowings and long term debt-subsidiary company borrowings are due as follows:

2013	235.8
2014	5.0
2015	212.8
2016	56.0
2017	1.7
Thereafter	2,508.8

(1)	During 2012, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)

On October 19, 2012, the company’s runoff subsidiary, TIG repaid for $200.0 of cash the $160.2 carrying value of its loan note issued in connection with its acquisition of General Fidelity in August 2010. Other expenses included a charge of $39.8 related to this transaction (which was accounted for as an extinguishment of debt), principally related to the release of $41.3 of unamortized issue costs and discounts.

(b)

On October 15, 2012, the company completed a public debt offering of Cdn$200.0 principal amount of 5.84% unsecured senior notes due October 14, 2022 at an issue price of $99.963 for net proceeds after discount, commissions and expenses of $203.0 (Cdn$198.6). Commissions and expenses of $1.3 (Cdn$1.3) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at a price equal to the greater of par and a redemption price based on the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to October 14, 2022. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

(c)	On May 15, 2012, Crum & Forster redeemed for $6.4 of cash the $6.2 principal amount of its unsecured senior notes due 2017.

(d)	On April 26, 2012, the company repaid the $86.3 principal amount of its unsecured senior notes upon maturity.

(2)	During 2011, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	First Mercury

The company acquired First Mercury on February 9, 2011, pursuant to the transaction described in note 23. At the acquisition date, the company’s consolidated balance sheet included the $67.0 carrying value of trust preferred securities issued by First Mercury Capital Trust I, II, III and IV (statutory business trust subsidiaries of First Mercury) in long term debt.

On May 15, 2011, First Mercury redeemed for cash all $8.2 principal amount of its outstanding Trust I trust preferred securities due April 2034 for cash consideration of $8.7.

On May 24, 2011, First Mercury redeemed for cash all $12.4 principal amount of its outstanding Trust II trust preferred securities due May 2034 for cash consideration of $13.1.

On May 27, 2011, First Mercury repurchased for cash $5.0 principal amount of its outstanding Trust IV trust preferred securities due 2037 for cash consideration of $4.9.

(b)	Debt and Tender Offerings

On May 9, 2011, the company completed a private placement debt offering of $500.0 principal amount of 5.80% unsecured senior notes due May 15, 2021 at an issue price of $99.646 for net proceeds after discount, commissions and expenses of $493.9. Commissions and expenses of $4.3 were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at a price equal to the greater of: (a) 100% of the principal amount to be redeemed; or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points, together, in each case, with accrued interest thereon to the date of redemption.

On May 25, 2011, the company completed a public debt offering of Cdn$400.0 principal amount of 6.40% unsecured senior notes due May 25, 2021 at an issue price of $99.592 for net proceeds after discount, commissions and expenses of $405.6 (Cdn$396.0). Commissions and expenses of $2.4 (Cdn$2.4) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to May 25, 2021 and par, together, in each case, with accrued and unpaid interest to the date fixed for redemption. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

Pursuant to the tender offer as amended on May 20, 2011 (the “Amended Tender Offer”), the net proceeds of the debt offerings described above were used to purchase for cash the following debt during May and June of 2011:

	Principal amount	Cash consideration
Fairfax unsecured senior notes due 2012 (“Fairfax 2012 notes”)	71.0	75.6
Fairfax unsecured senior notes due 2017 (“Fairfax 2017 notes”)	227.2	252.9
Crum & Forster unsecured senior notes due 2017	323.8	357.8
OdysseyRe unsecured senior notes due 2013 (“OdysseyRe 2013 notes”)	35.9	40.8

Total	657.9	727.1

Unsecured senior notes repurchased in connection with the Amended Tender Offer were accounted for as an extinguishment of debt. Accordingly, other expenses in 2011, included a charge of $104.2 recognized on the repurchase of long-term debt (including the release of $35.0 of unamortized issue costs and discounts and other transaction costs incurred in connection with the Amended Tender Offer).

(3)

During 2002, the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2012 is $24.7 ($26.6 at December 31, 2011).

(4)	Redeemable at Fairfax’s option at any time on or after June 15, 2012, June 15, 2013, June 15, 2014 and June 15, 2015 at $103.9, $102.6, $101.3 and $100.0 per bond respectively.

(5)

Redeemable at Fairfax’s option, at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to August 19, 2019 and par.

(6)

Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus a specified spread, plus, in each case, accrued interest thereon to the date of redemption. The specified spreads over the treasury rate are 50 basis points and 40 basis points for the unsecured senior notes due 2013 and 2015 respectively.

(7)

The Series A and Series B notes are callable by OdysseyRe on any interest payment date on or after March 15, 2011 and March 15, 2009 respectively, at their par value plus accrued and unpaid interest. The interest rate on each series of debenture is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(8)

The Series C notes are due in 2021 and are callable by OdysseyRe on any interest payment date on or after December 15, 2011 at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.50% and is reset after every payment date.

(9)

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company (“IIC”), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017.

(10)

TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued 8.597% mandatory redeemable capital securities, maturing in 2027.

Subsequent to December 31, 2012

On January 21, 2013, the company completed a public debt offering of Cdn$250.0 principal amount of a re-opening of its unsecured senior notes due 2022 at an issue price of $103.854 (an effective yield of 5.33%) for net proceeds after discount, commissions and expenses of $259.9 (Cdn$258.1). Commissions and expenses of $1.5 (Cdn$1.5) will be included as part of the carrying value of the debt. Subsequent to this offering, an aggregate principal amount of Cdn$450.0 of such senior notes were outstanding. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

On January 22, 2013, the company repurchased for cash $12.2 principal amount of its unsecured senior notes due 2017 for cash consideration of $12.6. On March 11, 2013, the company will redeem the remaining $36.2 outstanding principal amount of its unsecured senior notes due 2017.

Credit Facilities

On December 18, 2012, Fairfax extended the term of its $300.0 unsecured revolving credit facility (the “credit facility”) with a syndicate of lenders. Based on the revised term of four years, the credit facility will expire on December 31, 2016. As of December 31, 2012, no amounts had been drawn on the credit facility.

On July 13, 2012, OdysseyRe’s $100.0 credit facility with a syndicate of lenders expired and was not renewed. No obligations or balances remained outstanding under the expired credit facility as at December 31, 2012.

On January 31, 2012, Ridley entered into a three-year revolving credit agreement replacing its previous credit facility. Ridley may borrow the lesser of $50.0 or a calculated amount based on the level of eligible trade accounts receivable and inventory. The credit agreement is secured by first-ranking general security agreements covering substantially all of Ridley’s assets.

16.	Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2012 included 1,548,000 (1,548,000 at December 31, 2011) multiple voting shares and 19,865,689 (19,865,689 at December 31, 2011) subordinate voting shares without par value (prior to deducting 369,048 (238,663 at December 31, 2011) subordinate voting shares reserved in treasury for share-based payment awards). The multiple voting shares are not publicly traded.

Common stock

The number of shares outstanding was as follows:

	2012	2011
Subordinate voting shares – January 1	19,627,026	19,706,477
Purchases for cancellation	–	(25,700)
Net treasury shares acquired	(130,385)	(53,751)

Subordinate voting shares – December 31	19,496,641	19,627,026
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	20,245,411	20,375,796

Preferred Stock

The number of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Series K	Total
Balance – January 1 and December 31, 2011	10,000,000	8,000,000	10,000,000	12,000,000	–	40,000,000
Issuances during 2012	–	–	–	–	9,500,000	9,500,000

Balance – December 31, 2012	10,000,000	8,000,000	10,000,000	12,000,000	9,500,000	49,500,000

The carrying value of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Series K	Total
Balance – January 1 and December 31, 2011	227.2	183.1	235.9	288.5	–	934.7
Issuances during 2012	–	–	–	–	231.7	231.7

Balance – December 31, 2012	227.2	183.1	235.9	288.5	231.7	1,166.4

The terms of the company’s cumulative five-year rate reset preferred shares are as follows:

	Initial redemption date	Number of shares issued	Stated capital		Liquidation preference per share		Fixed dividend rate per annum
Series C(1)	December 31, 2014	10,000,000	Cdn $	250.0	Cdn $	25.00	5.75%
Series E(2)	March 31, 2015	8,000,000	Cdn $	200.0	Cdn $	25.00	4.75%
Series G(2)	September 30, 2015	10,000,000	Cdn $	250.0	Cdn $	25.00	5.00%
Series I(2)	December 31, 2015	12,000,000	Cdn $	300.0	Cdn $	25.00	5.00%
Series K(2)	March 31, 2017	9,500,000	Cdn $	237.5	Cdn $	25.00	5.00%

(1)

Series C preferred shares are redeemable by the company on the date specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series C preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D on December 31, 2014 and on each subsequent five-year anniversary date. The Series D preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on December 31, 2014 or any subsequent five-year anniversary plus 3.15%.

(2)

Series E, Series G, Series I and Series K preferred shares are redeemable by the company on the dates specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series E, Series G, Series I and Series K preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series F (on March 31, 2015), Series H (on September 30, 2015), Series J (on December 31, 2015) and Series L (on March 31, 2017) respectively and on each subsequent five-year anniversary date. The Series F, Series H, Series J and Series L preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2015, September 30, 2015, December 31, 2015 and March 31, 2017, or any subsequent five-year anniversary plus 2.16%, 2.56%, 2.85% and 3.51% respectively.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Capital transactions

Year ended December 31, 2012

On March 21, 2012, the company issued 9,500,000 cumulative five-year rate reset preferred shares, Series K for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $231.7 (Cdn$230.1). Commissions and expenses of $7.4 were charged to preferred stock. The terms of the Series K preferred shares are set out in footnote 2 to the table immediately preceding this paragraph.

Repurchase of shares

During 2012, the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2011, the company repurchased for cancellation 25,700 subordinate voting shares for a net cost of $10.0, of which $5.8 was charged to retained earnings. The company also acquires its own subordinate voting shares on the open market for its share-based payment awards. The number of shares reserved in treasury for its share-based payment awards at December 31, 2012 was 369,048 (238,663 at December 31, 2011).

Dividends

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 4, 2013	January 22, 2013	January 29, 2013	$10.00	$205.5
January 4, 2012	January 19, 2012	January 26, 2012	$10.00	$205.8
January 5, 2011	January 19, 2011	January 26, 2011	$10.00	$205.9

Accumulated other comprehensive income (loss)

The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2012			December 31, 2011
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Share of accumulated other comprehensive income (loss) of associates	(0.5)	(4.3)	(4.8)	7.2	(1.9)	5.3
Currency translation account	136.6	(17.0)	119.6	101.9	(20.4)	81.5

	136.1	(21.3)	114.8	109.1	(22.3)	86.8

Other comprehensive income (loss)

The balances related to each component of consolidated other comprehensive income (loss) for the years ended December 31 were as follows:

	2012			2011
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Change in unrealized foreign currency translation gains (losses) on foreign operations	55.8	3.4	59.2	(31.8)	(9.0)	(40.8)
Change in gains and (losses) on hedge of net investment in foreign subsidiary	(20.4)	—	(20.4)	33.2	—	33.2
Share of other comprehensive income (loss) of associates	(19.3)	(1.7)	(21.0)	(8.3)	0.8	(7.5)
Change in gains and (losses) on defined benefit plans	(29.8)	6.9	(22.9)	(31.6)	9.0	(22.6)

	(13.7)	8.6	(5.1)	(38.5)	0.8	(37.7)

Non-controlling interests

Year ended December 31, 2012

In 2012, the company acquired 87.1% and 81.7% of the outstanding common shares of Thomas Cook India and Prime Restaurants respectively, pursuant to the transactions described in note 23, and recorded the non-controlling interests in Thomas Cook India ($8.6) and Prime Restaurants ($12.7 (Cdn$12.9)) on its consolidated balance sheet which represented the 12.9% and 18.3% respectively, of the proportionate share of the identifiable net assets of those companies which were not acquired.

Year ended December 31, 2011

On December 22, 2011, the company acquired 75.0% of the outstanding common shares of Sporting Life, pursuant to the transaction described in note 23, and recorded $2.3 (Cdn$2.3) of non-controlling interests related to the 25.0% proportionate share of the identifiable net assets of Sporting Life which was not acquired.

17.	Earnings per Share

Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	2012	2011
Net earnings attributable to shareholders of Fairfax	532.4	45.1
Preferred share dividends	(60.5)	(51.5)

Net earnings (loss) attributable to common shareholders – basic and diluted	471.9	(6.4)

Weighted average common shares outstanding – basic	20,326,688	20,405,427
Share-based payment awards	240,178	–

Weighted average common shares outstanding – diluted	20,566,866	20,405,427

Net earnings (loss) per common share – basic	$23.22	$(0.31)
Net earnings (loss) per common share – diluted	$22.94	$(0.31)

Share-based payment awards of 175,299 were not included in the calculation of net loss per diluted common share in 2011, as the inclusion of the awards would be anti-dilutive.

18.	Income Taxes

The company’s provision for (recovery of) income taxes for the years ended December 31 is as follows:

	2012	2011
Current income tax:
Current year expense	90.9	63.1
Adjustments to prior years’ income taxes	7.3	8.5

	98.2	71.6

Deferred income tax:
Origination and reversal of temporary differences	(2.5)	(123.3)
Adjustments to prior years’ deferred income taxes	7.9	(6.4)
Other	12.5	1.6

	17.9	(128.1)

Provision for (recovery of) income taxes	116.1	(56.5)

FAIRFAX FINANCIAL HOLDINGS LIMITED

A reconciliation of income tax calculated at the Canadian statutory income tax rate to the income tax provision (recovery) at the effective tax rate in the consolidated financial statements in the years ended December 31 is summarized in the following table:

	2012	2011
Provision for (recovery of) income taxes at the Canadian statutory income tax rate	174.0	(2.4)
Non-taxable investment income	(96.1)	(79.7)
Tax rate differential on income and losses incurred outside Canada	(73.3)	22.6
Change in unrecorded tax benefit of losses	65.6	(24.3)
Foreign exchange	1.5	5.8
Change in tax rate for deferred income taxes	(2.8)	4.8
Provision (recovery) relating to prior years	15.3	2.5
Non-deductible loss on extinguishment of long-term debt	17.6	–
Other including permanent differences	14.3	14.2

Provision for (recovery of) income taxes	116.1	(56.5)

The effective income tax rate in 2012 of 17.7% differed from the company’s Canadian statutory income tax rate of 26.5% primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities and capital gains only 50% taxable in Canada) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s Canadian statutory income tax rate, partially offset by unrecorded accumulated income tax losses. During the year, the company recorded a loss related to the repayment of the TIG Note which is not deductible for tax purposes.

The $56.5 recovery of income taxes in 2011 differed from the income tax recovery that would be determined by applying the company’s Canadian statutory income tax rate of 28.3% to the loss before income taxes of $8.7 primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and the recognition of the benefit of previously unrecorded accumulated income tax losses, partially offset by the effect of income earned in jurisdictions where the corporate income tax rate differed from the company’s Canadian statutory income tax rate.

Income taxes refundable and payable are as follows:

	December 31, 2012	December 31, 2011
Income taxes refundable	109.9	85.2
Income taxes payable	(70.5)	(21.4)

Net income taxes refundable	39.4	63.8

The following changes have occurred in net income taxes refundable (payable) during the years ended December 31:

	2012	2011
Balance – January 1	63.8	185.5
Amounts recorded in the consolidated statements of earnings	(98.2)	(71.6)
Payments made (refunds received) during the year	69.2	(82.4)
Acquisition of subsidiaries (note 23)	(1.4)	25.2
Foreign exchange effect and other	6.0	7.1

Balance – December 31	39.4	63.8

The following is the gross movement in the net deferred income tax asset during the years ended December 31:

	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2012	122.6	354.5	79.6	(64.9)	(123.4)	1.2	163.3	95.3	628.2
Amounts recorded in the consolidated statements of earnings	262.7	(18.1)	14.0	(16.1)	6.1	(242.7)	(4.7)	(19.1)	(17.9)
Amounts recorded in total equity	–	–	–	–	–	1.1	–	7.5	8.6
Acquisition of subsidiary (note 23)	11.0	6.8	(10.6)	12.0	(4.3)	–	–	(7.4)	7.5
Foreign exchange effect and other	0.9	0.9	(0.2)	0.5	(0.5)	0.6	–	(5.1)	(2.9)

Balance – December 31, 2012	397.2	344.1	82.8	(68.5)	(122.1)	(239.8)	158.6	71.2	623.5

	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2011	54.3	328.6	63.0	(52.3)	(105.3)	(39.7)	145.5	96.4	490.5
Amounts recorded in the consolidated statements of earnings	61.1	8.1	10.3	(9.9)	0.7	52.2	17.8	(12.2)	128.1
Amounts recorded in total equity	–	–	–	–	–	(8.2)	–	9.0	0.8
Acquisition of subsidiary (note 23)	6.1	18.2	6.4	(4.2)	(19.3)	1.4	–	0.8	9.4
Foreign exchange effect and other	1.1	(0.4)	(0.1)	1.5	0.5	(4.5)	–	1.3	(0.6)

Balance – December 31, 2011	122.6	354.5	79.6	(64.9)	(123.4)	1.2	163.3	95.3	628.2

Management expects that the recorded deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2012 related to operating and capital losses and provision for losses and loss adjustment expenses. The provision for losses and loss adjustment expenses is recorded substantially on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes.

Management reviews the recoverability of the deferred income tax asset on an ongoing basis and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2012, management has not recorded deferred income tax assets of $271.4 ($217.6 at December 31, 2011) related primarily to operating and capital losses. The losses for which deferred income tax assets have not been recorded are comprised of $412.9 of losses in Canada ($49.4 at December 31, 2011), $473.2 of losses in Europe ($655.0 at December 31, 2011) and $44.3 of losses in the U.S ($46.3 at December 31, 2011). The losses in Canada expire between 2014 and 2032. The losses in the U.S. expire between 2024 and 2027. The losses in Europe do not have an expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $1.8 billion at December 31, 2012 ($1.8 billion at December 31, 2011) and are not likely to be repatriated in the foreseeable future.

19.	Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 24. The company’s share of dividends paid in 2012 by the subsidiaries which are eliminated on consolidation was $859.7 (2011 – $265.7). At December 31, 2012, the company has access to dividend capacity for dividend payment in 2013 at each of its primary operating companies as follows:

December 31, 2012
Northbridge(1)	103.5
Crum & Forster	91.2
Zenith National	44.4
OdysseyRe	315.5

554.6

(1)	Subject to prior regulatory approval.

FAIRFAX FINANCIAL HOLDINGS LIMITED

20.	Contingencies and Commitments

Lawsuits

(a)

On July 25, 2011, a lawsuit seeking class action status was filed in the United States District Court for the Southern District of New York against Fairfax, certain of its current and former directors and officers, OdysseyRe and Fairfax’s auditors. The plaintiff sought to represent a class of all purchasers of securities of Fairfax listed or registered on a U.S. exchange between May 21, 2003 and March 22, 2006, inclusive. The complaint alleged that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The defendants’ motions to dismiss the lawsuit were granted by the Court, with prejudice (“with prejudice” means that the plaintiff does not have the right to file a further amended complaint). Although the plaintiff initially appealed the dismissal of its lawsuit to the United States Court of Appeals, it subsequently agreed to its voluntary dismissal of the appeal with prejudice (“with prejudice” means that the plaintiff cannot revive that appeal in the future), and the Appeals Court consequently made an order confirming that dismissal. As a result, this lawsuit has been finally dismissed.

(b)

On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012, Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company’s consolidated financial statements include no anticipated recovery from the lawsuit.

Other

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.

OdysseyRe, Advent and RiverStone (UK) (“the Lloyd’s participants”) participate in Lloyd’s through their 100% ownership of certain Lloyd’s syndicates. The Lloyd’s participants have pledged securities and cash, with a fair value of $604.3 and $24.2 respectively as at December 31, 2012, in deposit trust accounts in favour of Lloyd’s based on certain minimum amounts required to support the liabilities of the syndicates as determined under the risk-based capital models and on approval by Lloyd’s. The Lloyd’s participants have the ability to substitute these securities with other securities subject to certain admissibility criteria. These pledged assets effectively secure the contingent obligations of the Lloyd’s syndicates should they not meet their obligations. The Lloyd’s participants’ contingent liability to Lloyd’s is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

21.	Pensions and Post Retirement Benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans.

In addition to actuarial valuations for accounting purposes, subsidiaries of the company are required to prepare funding valuations for determination of their pension contributions. All of the defined benefit pension plans had their most recent funding valuation performed on various dates during 2012.

The investment policy for the defined benefit pension plans is to invest prudently in order to preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans’ assets as of December 31, 2012 and 2011 were invested principally in high quality equities.

Defined benefit pension plan assets at December 31, and the company’s use of Level 1, Level 2 and Level 3 inputs (as described in note 3) in the valuation of those assets, were as follows:

	December 31, 2012				December 31, 2011
	Total fair value of plan assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value of plan assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equities	236.7	227.5	3.5	5.7	220.5	215.8	4.7	–
Fixed income securities	136.4	73.3	63.1	–	189.1	79.0	110.1	–
Cash and short term	129.3	118.2	0.3	10.8	26.7	15.7	2.2	8.8

	502.4	419.0	66.9	16.5	436.3	310.5	117.0	8.8

The following tables set forth the funded status of the company’s benefit plans along with amounts recognized in the company’s consolidated financial statements for both defined benefit pension plans and post retirement benefit plans as at and for the years ended December 31.

	Defined benefit pension plans		Post retirement benefit plans
	2012	2011	2012	2011
Change in benefit obligation
Balance – January 1	493.9	439.9	76.4	73.1
Cost of benefits earned in the year	19.1	16.5	4.7	3.7
Interest cost on benefit obligation	23.5	23.4	3.2	3.5
Actuarial (gains) losses	51.8	36.2	3.6	4.3
Benefits paid	(18.7)	(15.0)	(2.6)	(2.9)
Plan amendments	–	–	(4.2)	–
Curtailment	–	–	(2.3)	(4.9)
Change in foreign currency exchange rates	10.4	(7.1)	0.5	(0.4)

Balance – December 31	580.0	493.9	79.3	76.4

Change in fair value of plan assets
Balance – January 1	436.3	408.5	–	–
Expected return on plan assets	27.0	25.3	–	–
Actuarial gains (losses)	25.6	8.9	–	–
Company contributions	22.2	15.2	2.5	2.8
Plan participant contributions	–	–	0.1	0.1
Benefits paid	(18.7)	(15.0)	(2.6)	(2.9)
Change in foreign currency exchange rates	10.0	(6.6)	–	–

Balance – December 31	502.4	436.3	–	–

Funded status of plans – surplus (deficit)	(77.6)	(57.6)	(79.3)	(76.4)

Amounts recognized in the consolidated balance sheet at December 31
Other assets	25.1	20.1	–	–
Accounts payable and accrued liabilities	(102.7)	(77.7)	(79.3)	(76.4)

Net accrued liability	(77.6)	(57.6)	(79.3)	(76.4)

Weighted average assumptions used to determine benefit obligations
Discount rate	4.3%	4.8%	4.1%	4.5%
Rate of compensation increase	3.6%	3.8%	3.3%	4.0%
Assumed overall health care cost trend	–	–	7.8%	8.1%

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s pension and post retirement expense for the years ended December 31 is comprised of the following:

	Defined benefit pension plans		Post retirement benefit plans
	2012	2011	2012	2011
Defined benefit pension and post retirement expense:
Cost of benefits earned in the year, net of employee contributions	19.1	16.5	4.6	3.6
Interest cost on benefit obligation	23.5	23.4	3.2	3.5
Expected return on plan assets	(27.0)	(25.3)	–	–
Plan amendments	–	–	(4.2)	–
Curtailment	–	–	(2.3)	(4.9)
Foreign exchange effect and other	–	0.1	–	–

Total benefit expense recognized in the consolidated statement of earnings	15.6	14.7	1.3	2.2
Defined contribution benefit expense	19.3	15.3	–	–

	34.9	30.0	1.3	2.2

Weighted average assumptions used to determine benefit expense
Discount rate	4.9%	5.6%	4.4%	5.3%
Expected long-term rate of return on plan assets	6.2%	6.5%	–	–
Rate of compensation increase	3.8%	4.5%	3.3%	4.0%

	Defined benefit pension plans		Post retirement benefit plans
	2012	2011	2012	2011
Cumulative actuarial (gain) loss recognized in other comprehensive income
Balance – January 1	(9.8)	(37.1)	5.8	1.5

Gains and losses recognized in other comprehensive income during the year:
Actuarial loss on benefit obligation	51.8	36.2	3.6	4.3
Actual returns over expected returns on plan assets	(25.6)	(8.9)	–	–

	26.2	27.3	3.6	4.3

Balance – December 31	16.4	(9.8)	9.4	5.8

The assumed annual rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 7.8% in 2013, decreasing to 4.7% by 2024 calculated on a weighted average basis.

The assumed expected rate of return on assets is a forward-looking estimate of the plan’s return, determined by considering expectations for inflation, long-term expected return on bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return. This resulted in an expected return on plan assets of $27.0 (2011 – $25.3) based on an expected rate of return of 6.2% for 2012 (2011 – 6.5%). The actual return on assets for the year ended December 31, 2012 was a gain of $52.6 (2011 – $34.2).

Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accrued post retirement benefit obligation at December 31, 2012 by $12.0, and increase the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2012 by $1.5. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accrued post retirement benefit obligation at December 31, 2012 by $9.0, and decrease the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2012 by $1.2.

During 2012, the company contributed $24.7 (2011 – $18.0) to its defined benefit pension and post retirement benefit plans. Based on the company’s current expectations, the 2013 contribution to its defined benefit pension plans and its post retirement benefit plans should be approximately $22.8 and $2.6 respectively.

22.	Operating Leases

Aggregate future minimum commitments at December 31, 2012 under operating leases relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2013	68.4
2014	59.0
2015	50.3
2016	39.5
2017	31.9
Thereafter	128.3

23.	Acquisitions and Divestitures

Subsequent to December 31, 2012

Acquisition of IKYA Human Capital Solutions Private Limited

On February 5, 2013, Thomas Cook (India) Limited (“Thomas Cook India”) entered into an agreement to acquire a 74% interest in IKYA Human Capital Solutions Private Limited (“IKYA”) for purchase consideration of approximately $47 (2,560 million Indian rupees). Thomas Cook India will finance the purchase consideration through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India). These transactions are expected to close in the second quarter of 2013, subject to approval by Thomas Cook India shareholders, customary closing conditions and regulatory approvals as required. The assets and liabilities and results of operations of IKYA will be consolidated in the Other reporting segment. IKYA provides specialized human resources services to leading corporate clients in India.

Year ended December 31, 2012

Disposition of Cunningham Lindsay Group Limited

On December 10, 2012, the company sold all of its ownership interest in Cunningham Lindsey for net cash proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income). Subsequent to the closing of this transaction, the company invested $34.4 in preferred shares of Cunningham Lindsey to become a 9.1% minority shareholder.

Acquisition of Brit Insurance Limited

On October 12, 2012, the company’s UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in Brit Insurance Limited (renamed RiverStone Insurance Limited (“RiverStone Insurance”) on October 15, 2012) for cash purchase consideration of $335.1 (208.3 British pound sterling). The purchase consideration for this acquisition was primarily financed internally by the company’s runoff subsidiaries. The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company’s financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. The preliminary determination of the identifiable assets acquired and liabilities assumed in connection with the acquisition of RiverStone Insurance is summarized in the table following the next three paragraphs.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Acquisition of Thomas Cook (India) Limited

In 2012, the company acquired an 87.1% interest in Thomas Cook India for cash purchase consideration of $172.7 (9,626 million Indian rupees) pursuant to the following transactions: On August 14, 2012, the company acquired 76.7% of the common shares of Thomas Cook India from its U.K. based parent company Thomas Cook Group plc, for cash purchase consideration of $146.6. The company acquired an additional 10.4% of the common shares of Thomas Cook India for cash purchase consideration of $26.1 pursuant to a tender offer to purchase the shares of the minority shareholders of Thomas Cook India as stipulated by securities regulations in India. Those securities regulations also require the company to reduce its interest in Thomas Cook India to less than 75% by August 2013. Subject to the closing of the private placement of common shares by Thomas Cook India in connection with the acquisition of IKYA, the company is expected to own approximately 75% of Thomas Cook India. The assets and liabilities and results of operations of Thomas Cook India were consolidated within the company’s financial reporting in the Other reporting segment. Thomas Cook India is the largest integrated travel and travel related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance. The preliminary determination of the identifiable assets acquired and liabilities assumed in connection with the acquisition of Thomas Cook India is summarized in the table following the next two paragraphs.

Additional investment in Thai Reinsurance Public Company Limited

In 2012, the company increased its ownership interest in Thai Reinsurance Public Company Limited (“Thai Re”), from 2.0% to 23.2% through participation in a Thai Re rights offering and a private placement of newly issued common shares for cash purchase consideration of $77.0 (2.4 billion Thai Baht). Accordingly, on March 19, 2012, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

Acquisition of Prime Restaurants Inc.

On January 10, 2012, the company completed the acquisition of 100% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for a cash payment per share of $7.46 (Cdn$7.50 per common and restricted share plus funding of a special dividend payment of Cdn$0.08 per share made by Prime Restaurants to its common shareholders), representing aggregate cash purchase consideration of $68.5 (Cdn$69.6). Subsequent to the acquisition, certain key executives of Prime Restaurants invested a portion of the proceeds each received from the transaction (an aggregate amount of $11.8 (Cdn$11.9)) into common shares of Prime Restaurants, reducing Fairfax’s net cash outflow to $56.7 (Cdn$57.7) and its ownership interest from 100% to 81.7%. The assets and liabilities and results of operations of Prime Restaurants are included in the company’s financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

The identifiable assets acquired and liabilities assumed in connection with the acquisitions described above are summarized in the table below.

	RiverStone Insurance	Thomas Cook India	Prime Restaurants
Acquisition date	October 12, 2012	August 14, 2012	January 10, 2012
Percentage of common shares acquired	100.0%	87.1%	81.7%
Assets:
Insurance contract receivables	140.6	—	—
Portfolio investments(1)	1,308.2	40.8	5.3
Recoverable from reinsurers	883.4	—	—
Deferred income taxes	8.3	—	6.6
Goodwill and intangible assets	—	118.2	64.0
Other assets	29.2	138.3	8.7

	2,369.7	297.3	84.6

Liabilities:
Subsidiary indebtedness(2)	—	28.8	3.1
Accounts payable and accrued liabilities	194.1	78.4	12.1
Income taxes payable	—	1.4	—
Insurance contract liabilities	1,833.7	—	—
Deferred income taxes	—	7.4	—

	2,027.8	116.0	15.2
Non-controlling interests	—	8.6	12.7
Purchase consideration	335.1	172.7	56.7

	2,362.9	297.3	84.6

Excess of fair value of net assets acquired over purchase consideration	6.8	—	—

(1)

Included in the carrying value of the acquired portfolio investments of RiverStone Insurance, Thomas Cook India and Prime Restaurants were $195.8, $38.3 and $5.3 respectively, of subsidiary cash and cash equivalents.

(2)	Included in the carrying value of the assumed subsidiary indebtedness of Thomas Cook India was $5.7 of bank overdraft.

The determinations of the fair value of assets and liabilities summarized in the preceding table are preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the acquisition date.

The consolidated statement of earnings in 2012 included the revenue and net earnings of RiverStone Insurance of $36.9 and $11.1 respectively, since its acquisition date of October 12, 2012.

Year ended December 31, 2011

Acquisition of Sporting Life Inc.

On December 22, 2011, the company completed the acquisition of 75.0% of the outstanding common shares of Sporting Life Inc. (“Sporting Life”) for cash purchase consideration of $30.8 (Cdn$31.5). Sporting Life is a Canadian retailer of sporting goods and sports apparel. Identifiable assets acquired and liabilities assumed in connection with the acquisition of Sporting Life are summarized in the table following the next three paragraphs.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Acquisition of William Ashley China Corporation

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses of William Ashley China Corporation (“William Ashley”). William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. Identifiable assets acquired and liabilities assumed in connection with the acquisition of William Ashley are summarized in the table following the next two paragraphs.

Acquisition of The Pacific Insurance Berhad

On March 24, 2011, the company completed the acquisition of all of the outstanding common shares of The Pacific Insurance Berhad (“Pacific Insurance”) for cash purchase consideration of $71.5 (216.5 million Malaysian ringgit). The assets and liabilities and results of operations of Pacific Insurance are included in the company’s financial reporting in the Insurance – Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. Identifiable assets acquired and liabilities assumed in connection with the acquisition of Pacific Insurance are summarized in the table following the next paragraph.

Acquisition of First Mercury Financial Corporation

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) for $16.50 per common share in cash, representing aggregate purchase consideration of $294.3. The assets and liabilities and results of operations of First Mercury have been included in the company’s financial reporting in the Insurance – U.S. reporting segment. First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The identifiable assets acquired and liabilities assumed are summarized in the table below.

	Pacific Insurance	First Mercury	Other(1)
Acquisition date	March 24, 2011	February 9, 2011	–
Percentage of common shares acquired	100%	100%	–
Assets:
Insurance contract receivables	7.3	46.9	–
Portfolio investments(2)	80.2	822.3	1.0
Recoverable from reinsurers	26.1	377.4	–
Deferred income taxes	0.1	9.2	0.1
Intangible assets	–	54.7	0.4
Goodwill	25.5	79.5	24.1
Other assets	10.9	68.9	52.1

	150.1	1,458.9	77.7

Liabilities:
Subsidiary indebtedness(3)	–	29.7	–
Accounts payable and accrued liabilities	9.5	73.8	43.0
Income taxes payable	–	–	1.6
Short sale and derivative obligations	–	2.9	–
Funds withheld payable to reinsurers	–	83.8	–
Insurance contract liabilities	69.1	907.4	–
Long term debt	–	67.0	–

	78.6	1,164.6	44.6
Non-controlling interests	–	–	2.3
Purchase consideration	71.5	294.3	30.8

	150.1	1,458.9	77.7

(1)

Includes the acquisition on December 22, 2011 of 75% of the outstanding common shares of Sporting Life and the assumption on August 16, 2011 of all of the assets and certain of the liabilities associated with the businesses of William Ashley. The assets and liabilities and results of operations of Sporting Life and William Ashley are included in the company’s financial reporting in the Other reporting segment.

(2)

Included in the carrying value of the acquired portfolio investments of Pacific Insurance, First Mercury and Sporting Life were $22.0, $650.1 and $1.0 respectively, of subsidiary cash and cash equivalents.

(3)	Subsequent to the acquisition, First Mercury repaid its subsidiary indebtedness for cash consideration of $29.7.

The consolidated statement of earnings in 2011 included the revenue and net earnings of First Mercury of $217.0 and $1.5 respectively, since its acquisition date of February 9, 2011.

24.	Financial Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk (which necessarily factors in climate change considerations), credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at December 31, 2012 compared to those identified at December 31, 2011, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company’s designated Chief Risk Officer reports on risk considerations to Fairfax’s Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Management of Fairfax in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2012 compared to December 31, 2011.

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrences of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external factors, such as trends relating to jury awards, economic inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverage, the regulatory environment, underlying policy pricing, claims handling procedures, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries.

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss (“PML”) modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company’s proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company operates.

Each of the operating companies has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location. Those guidelines are regularly monitored and updated by the operating companies. Each of the operating companies also manages catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerances. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. The independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is currently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders’ equity, adjusted to a pre-tax basis, to be representative of one year’s normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally less than once in every 250 years.

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company’s operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so, at the operating company level for specific exposures and, if needed, at the holding company level for aggregate exposures. The company also actively takes steps to reduce the volume of insurance and reinsurance underwritten on particular types of risks when it desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer.

The following summarizes the company’s principal lines of business and the significant insurance risks inherent therein:

•

Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, marine and aerospace;

•	Casualty, which insures against accidents, including workers’ compensation and employers’ liability, accident and health, medical malpractice, and umbrella coverage;

•	Specialty, which insures against other miscellaneous risks and liabilities that are not identified above; and

•	Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by line of business is included in note 25.

The table below shows the company’s concentration of risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company’s exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) by line of business amounted to $497.0 for property (2011 – $289.6), $508.8 for casualty (2011 – $608.3) and $198.4 for specialty (2011 – $237.7) for the year ended December 31, 2012.

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Property	544.3	557.6	1,236.7	845.2	335.2	273.7	571.1	618.5	2,687.3	2,295.0
Casualty	592.4	616.7	2,431.4	2,281.8	218.5	170.3	457.4	479.2	3,699.7	3,548.0
Specialty	136.9	133.0	175.4	209.3	257.4	214.4	441.6	343.8	1,011.3	900.5

Total	1,273.6	1,307.3	3,843.5	3,336.3	811.1	658.4	1,470.1	1,441.5	7,398.3	6,743.5

Insurance	1,174.2	1,231.5	2,914.9	2,614.3	383.0	350.5	410.2	392.4	4,882.3	4,588.7
Reinsurance	99.4	75.8	928.6	722.0	428.1	307.9	1,059.9	1,049.1	2,516.0	2,154.8

	1,273.6	1,307.3	3,843.5	3,336.3	811.1	658.4	1,470.1	1,441.5	7,398.3	6,743.5

(1)	The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Malaysia, Singapore and Thailand.
(2)	The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

The table below shows the sensitivity of earnings from operations before income taxes and total equity after giving effect to a one percentage point increase in the loss ratio. The loss ratio is regarded as an additional GAAP measure and is calculated by the company with respect to its ongoing insurance and reinsurance operations as losses on claims (including losses and loss adjustment expenses) expressed as a percentage of net premiums earned. Such an increase could arise from higher frequency of losses, increased severity of losses, or from a combination of both. The sensitivity analysis presented below does not consider the probability of such changes to loss frequency or severity occurring or any non-linear effects of reinsurance and as a result, each additional percentage point increase in the loss ratio would result in a linear impact on earnings from operations before income taxes and total equity. In practice, the company monitors insurance risk by evaluating extreme scenarios with models which consider the non-linear effects of reinsurance.

	Insurance						Reinsurance		Insurance and Reinsurance
For the years ended December 31	Northbridge		U.S.		Fairfax Asia		OdysseyRe		Other
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Impact of +1% increase in loss ratio on:
Earnings from operations before income taxes	9.9	10.7	18.1	15.0	2.3	2.0	23.2	20.1	5.1	5.0
Total equity	7.3	7.6	11.8	9.8	2.0	1.8	15.1	13.1	4.4	4.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company’s exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2012 compared to December 31, 2011.

The aggregate gross credit risk exposure at December 31, 2012 (without taking into account amounts held by the company as collateral) was $27,430.8 ($25,382.2 at December 31, 2011) and was comprised as follows:

	December 31, 2012	December 31, 2011
Bonds:
U.S., U.K., German, Canadian and other sovereign government	2,746.0	3,038.1
Canadian provincials	133.4	1,038.7
U.S. states and municipalities	6,867.8	6,201.5
Corporate and other	1,673.1	1,492.6
Derivatives and other invested assets:
Receivable from counterparties to derivative contracts	169.7	389.2
Insurance contract receivables	1,945.4	1,735.4
Recoverable from reinsurers	5,290.8	4,198.1
Other assets	506.7	414.2
Cash and short term investments	8,097.9	6,874.4

Total gross credit risk exposure	27,430.8	25,382.2

At December 31, 2012, the company had income taxes refundable of $109.9 ($85.2 at December 31, 2011).

Investments in Debt Instruments

The company’s risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party credit ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

As at December 31, 2012, the company had investments with a fair value of $9,071.2 ($9,148.5 at December 31, 2011) in bonds exposed to credit risk representing in the aggregate 34.8% (37.6% at December 31, 2011) of the total investment portfolio (all bonds included in Canadian provincials, U.S. states and municipalities and corporate and other, and $396.9 ($415.7 at December 31, 2011) of sovereign government bonds, including $173.5 ($244.2 at December 31, 2011) of Greek bonds (purchased at deep discounts to par) and $124.4 ($82.8 at December 31, 2011) of Polish bonds (purchased to match claims liabilities of Polish Re)). As at December 31, 2012 and 2011, the company did not have any investments in bonds issued by Ireland, Italy, Portugal or Spain. The company considers its investment at December 31, 2012 in $2,349.1 ($2,622.4 at December 31, 2011) of sovereign government bonds not referred to in the first sentence of this paragraph (including $1,520.8 ($2,082.3 at December 31, 2011) of U.S. treasury bonds), representing 9.0% (10.8% at December 31, 2011) of the total investment portfolio, to present only a nominal risk of default.

The company’s exposure to credit risk from its investment in debt securities remained substantially unchanged at December 31, 2012 compared to December 31, 2011, notwithstanding that since December 31, 2011, the company sold a portion of its long-dated government bonds (principally U.S. treasury and Canadian provincial bonds) where the proceeds were retained in cash or reinvested into short term investments with minimal exposure to credit risk. Effective January 1, 2011, the company no longer considered credit default swaps to be an economic hedge of its financial assets (refer to note 7 under the heading Credit contracts). There were no other significant changes to the company’s framework used to monitor, evaluate and manage credit risk at December 31, 2012 compared to December 31, 2011 with respect to the company’s investments in debt securities.

The composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:

	December 31, 2012		December 31, 2011
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,711.5	23.7	2,955.5	25.1
AA/Aa	5,069.6	44.4	5,408.0	45.9
A/A	2,266.0	19.8	1,822.6	15.5
BBB/Baa	282.7	2.5	349.3	3.0
BB/Ba	53.3	0.5	75.5	0.6
B/B	448.8	3.9	125.6	1.1
Lower than B/B and unrated	588.4	5.2	1,034.4	8.8

Total	11,420.3	100.0	11,770.9	100.0

There were no significant changes to the composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating at December 31, 2012 compared to December 31, 2011, notwithstanding the decrease in the category rated lower than B/B and unrated which reflected an upgrade to the credit rating of the company’s Greek sovereign bonds, the conversion to equity of certain convertible bonds and the redemption of other corporate bonds. At December 31, 2012, 90.4% (89.5% at December 31, 2011) of the fixed income portfolio carrying value was rated investment grade, with 68.1% (71.0% at December 31, 2011) being rated AA or better (primarily consisting of government obligations). At December 31, 2012, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian, U.K. and German sovereign government bonds) to which the company had the greatest exposure totaled $3,562.6 ($3,862.0 at December 31, 2011), which represented approximately 13.7% (15.9% at December 31, 2011) of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2012 was $254.9, which represented approximately 1.0% of the total investment portfolio.

The consolidated investment portfolio included $6.9 billion ($6.2 billion at December 31, 2011) of U.S. state and municipal bonds (approximately $5.3 billion tax-exempt, $1.6 billion taxable), almost all of which were purchased during 2008 and are owned in the subsidiary investment portfolios. A significant portion of the company’s investment in U.S. state and municipal bonds, approximately $4.0 billion at December 31, 2012 ($3.8 billion at December 31, 2011), are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

Counterparties to Derivative Contracts

Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	December 31, 2012	December 31, 2011
Total derivative assets(1)	169.7	389.2
Impact of net settlement arrangements	(79.2)	(101.0)
Fair value of collateral deposited for the benefit of the company(2)	(56.5)	(141.6)
Excess collateral pledged by the company in favour of counterparties	38.5	129.7
Initial margin not held in segregated third party custodian accounts	93.1	80.6

Net derivative counterparty exposure after net settlement and collateral arrangements	165.6	356.9

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants which are not subject to counterparty risk.
(2)	Net of $3.9 ($65.7 at December 31, 2011) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at December 31, 2012, consisted of cash of $22.1 ($50.5 at December 31, 2011) and government securities of $38.3 ($156.8 at December 31, 2011). The company had not exercised its right to sell or repledge collateral at December 31, 2012.

Recoverable from Reinsurers

Credit exposure on the company’s recoverable from reinsurers balance existed at December 31, 2012 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company’s reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company’s largest single reinsurer (Swiss Re America Corp.) represents 5.5% (6.2% at December 31, 2011) of shareholders’ equity attributable to shareholders of Fairfax and is rated A+ by A.M. Best.

The company’s gross exposure to credit risk from counterparties to its reinsurance contracts increased during 2012 principally as a result of the consolidation of the of the recoverable from reinsurers balance of RiverStone Insurance ($891.5 at December 31, 2012), a significant portion of which is fully secured. Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the $5,290.8 ($4,198.1 at December 31, 2011) gross recoverable from reinsurers classified according to the financial strength rating of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2012			December 31, 2011
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	217.6	31.8	185.8	170.5	14.0	156.5
A+	1,706.2	413.0	1,293.2	1,443.0	377.8	1,065.2
A	1,531.4	216.4	1,315.0	1,371.9	212.3	1,159.6
A-	475.3	223.1	252.2	457.8	233.8	224.0
B++	34.3	18.2	16.1	37.3	12.3	25.0
B+	29.5	0.1	29.4	92.5	76.5	16.0
B or lower	52.6	52.0	0.6	1.8	0.2	1.6
Not rated	1,362.0	761.7	600.3	766.3	239.8	526.5
Pools and associations	151.8	82.2	69.6	152.5	46.3	106.2

	5,560.7	1,798.5	3,762.2	4,493.6	1,213.0	3,280.6
Provision for uncollectible reinsurance	(269.9)		(269.9)	(295.5)		(295.5)

Recoverable from reinsurers	5,290.8		3,492.3	4,198.1		2,985.1

Cash and Short Term Investments

The company’s cash and short term investments (including at the holding company) are held at major financial institutions in the jurisdictions in which the operations are located. At December 31, 2012, the majority of these balances were held in Canadian and U.S. financial institutions (94.5% (95.4% at December 31, 2011)) with the remainder held in European financial institutions (2.4% (2.2% at December 31, 2011)) and other foreign national financial institutions (3.1% (2.4% at December 31, 2011)). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. As a result of these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to other institutions considered by management to be more stable.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed on an ongoing basis at both the holding company and subsidiary company level to ensure that future cash needs are met or exceeded by cash flows generated from the ongoing operations.

The liquidity requirements of the holding company principally relate to interest and corporate overhead expenses, preferred share dividends, income tax payments and certain derivative obligations (described below). The holding company’s known significant commitments for 2013 consist of the payment of the $205.5 dividend on common shares ($10.00 per share paid January 2013), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below). On January 21, 2013, the company received net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of its unsecured senior notes due 2022 pursuant to a re-opening of those notes. The company intends to use these proceeds to fund the repayment upon maturity of $182.9 principal amount of OdysseyRe’s unsecured senior notes due November 1, 2013, repurchase $12.2 principal amount of its unsecured senior notes due 2017 and redeem on March 11, 2013 the remaining $36.2 outstanding principal amount of its unsecured senior notes due 2017.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, provide adequate liquidity to meet the holding company’s known obligations in 2013. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility.

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company’s insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2012, total insurance and reinsurance portfolio investments net of short sale and derivative obligations was $25.0 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, common stocks and limited partnership interests that are relatively illiquid. At December 31, 2012, these asset classes represented approximately 7.5% (6.4% at December 31, 2011) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.

The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2012, the insurance and reinsurance subsidiaries and the holding company paid net cash of $603.6 (received net cash of $173.3 in 2011) and $220.5 (received net cash of $97.3 in 2011) respectively, in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities (and may fund such obligations from sales of equity-related investments, the market value of which will generally vary inversely with the market value of short equity and equity index total return swaps). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity as discussed above.

The following table sets out the maturity profile of the company’s financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2012

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	29.3	22.1	1.2	1.1	–	53.7
Accounts payable and accrued liabilities(1)	615.4	506.7	313.3	91.4	73.9	1,600.7
Funds withheld payable to reinsurers	3.7	97.9	14.0	11.0	11.7	138.3
Provision for losses and loss adjustment expenses	1,009.1	3,566.9	5,099.1	3,172.1	6,801.6	19,648.8
Long term debt – principal	49.5	186.3	217.8	57.7	2,508.8	3,020.1
Long term debt – interest	27.0	171.2	361.3	330.7	706.6	1,596.8

	1,734.0	4,551.1	6,006.7	3,664.0	10,102.6	26,058.4

December 31, 2011

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	1.0	–	–	–	–	1.0
Accounts payable and accrued liabilities(1)	649.4	281.2	309.4	41.5	83.6	1,365.1
Funds withheld payable to reinsurers	1.3	47.6	51.4	6.6	3.1	110.0
Provision for losses and loss adjustment expenses	1,033.8	3,058.2	4,897.4	2,911.0	5,331.8	17,232.2
Long term debt – principal	1.0	89.6	192.4	470.2	2,339.7	3,092.9
Long term debt – interest	26.6	168.0	367.4	330.9	843.2	1,736.1

	1,713.1	3,644.6	5,818.0	3,760.2	8,601.4	23,537.3

(1)	Excludes pension and post retirement liabilities, ceded deferred premium acquisition costs and accrued interest. Operating lease commitments are described in note 22.

The timing of loss payments is not fixed and represents the company’s best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2012, the company had income taxes payable of $70.5 ($21.4 at December 31, 2011).

The following table provides a maturity profile of the company’s short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2012

	Less than 3 months	3 months to 1 year	1 - 3 years	Total
Equity index total return swaps – short positions	136.0	–	–	136.0
Equity total return swaps – short positions	55.1	–	–	55.1
Equity total return swaps – long positions	16.4	–	–	16.4
Foreign exchange forward contracts	9.5	11.1	–	20.6
Other derivative contracts	7.7	2.4	–	10.1

	224.7	13.5	–	238.2

December 31, 2011
	Less than 3 months	3 months to 1 year	1 - 3 years	Total
Equity index total return swaps – short positions	59.6	–	–	59.6
Equity total return swaps – short positions	47.7	–	–	47.7
Equity total return swaps – long positions	49.2	–	–	49.2
Foreign exchange forward contracts	–	8.2	–	8.2
Other derivative contracts	1.1	–	4.4	5.5

	157.6	8.2	4.4	170.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. The following is a discussion of the company’s primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of the change in interest rates. The company’s interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2012, the company’s investment portfolio included $11.4 billion of fixed income securities (measured at fair value) which are subject to interest rate risk. Since December 31, 2011, the company’s exposure to interest rate risk has decreased, following the sale of a portion of its long-dated government bonds (principally U.S. treasury and Canadian provincial bonds) where the proceeds were retained in cash or reinvested into short term investments with minimal exposure to interest rate risk. Although the acquisition of RiverStone Insurance increased the company’s year-over-year holdings of fixed income investments, the company’s exposure to interest rate risk was not significantly affected as RiverStone Insurance’s fixed income portfolio was primarily comprised of high quality, short-dated bonds. There were no significant changes to the company’s framework used to monitor, evaluate and manage interest rate risk at December 31, 2012 compared to December 31, 2011.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of the fixed income securities held. These risks are monitored by the company’s senior portfolio managers along with the company’s CEO and are considered when managing the consolidated bond portfolio and yield.

The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security, with the hypothetical effect on net earnings calculated on an after-tax basis.

	December 31, 2012			December 31, 2011
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	9,766.7	(1,132.0)	(14.5)	9,492.1	(1,536.0)	(19.4)
100 basis point increase	10,522.5	(595.1)	(7.6)	10,597.7	(794.0)	(10.0)
No change	11,420.3	–	–	11,770.9	–	–
100 basis point decrease	12,493.2	735.7	9.4	13,127.7	922.8	11.5
200 basis point decrease	13,803.7	1,635.3	20.9	14,769.9	2,039.6	25.5

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company’s exposure to equity price risk through its equity and equity-related holdings at December 31, 2012, compared to December 31, 2011 are described below.

The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index and other equity indexes (the “indexes”). The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities. In 2012, the company’s equity and equity-related holdings after equity hedges produced a net gain of $113.2 compared to a net loss of $378.9 in 2011. At December 31, 2012, equity hedges with a notional amount of $7,668.5 ($7,135.2 at December 31, 2011) represented 100.6% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,626.5 ($6,822.7 at December 31, 2011).

During 2012, the company closed $394.2 (2011 – $41.4) of original notional amount of short positions in certain individual equities to reduce its economic equity hedges as a proportion of its equity and equity-related holdings. In the future, the company may manage its net exposure to its equity and equity-related holdings by adjusting the notional amounts of its equity hedges upwards or downwards. The company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure. This situation may arise due to the timing of opportunities for the company to exit and enter hedges at attractive prices, as a result of a decision by the company to hedge an amount less than the company’s full equity exposure or as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy. The company’s risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis. Based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity risk.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table summarizes the net effect of the equity hedges and the equity and equity-related holdings on the company’s financial position and results of operations as at and for the years ended December 31, 2012 and 2011:

	December 31, 2012		Year ended December 31, 2012	December 31, 2011		Year ended December 31, 2011
	Exposure/ Notional amount	Carrying value	Net earnings (pre-tax)	Exposure/ Notional amount	Carrying value	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,569.2	4,569.2	697.6	3,829.5	3,829.5	(774.8)
Preferred stocks – convertible	415.0	415.0	(36.2)	450.9	450.9	(5.2)
Bonds – convertible	426.4	426.4	186.7	384.1	384.1	23.5
Investments in associates(1)	1,125.6	959.3	196.8	750.1	608.9	7.0
Derivatives and other invested assets:
Equity total return swaps – long positions	1,021.8	(12.9)	61.5	1,363.5	(46.8)	(61.8)
Equity warrants	68.5	36.0	12.3	44.6	15.9	18.5

Total equity and equity related holdings	7,626.5	6,393.0	1,118.7	6,822.7	5,242.5	(792.8)

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,433.0)	(51.0)	(192.1)	(1,617.6)	21.1	153.2
Equity index total return swaps – short positions	(6,235.5)	(116.4)	(799.4)	(5,517.6)	(33.8)	260.7
Equity index total return swaps – long positions (Russell 2000)	–	–	(14.0)	–	–	–

	(7,668.5)	(167.4)	(1,005.5)	(7,135.2)	(12.7)	413.9

Net (short) exposure and financial effects	(42.0)		113.2	(312.5)		(378.9)

(1)	Excludes the company’s investments in Gulf Insurance, ICICI Lombard, Singapore Re, Thai Re and Falcon Thailand which the company considers to be long term strategic holdings.

The tables that follow illustrate the potential impact on net earnings of various combinations of changes in fair value of the company’s equity and equity-related holdings and simultaneous changes in global equity markets at December 31, 2012 and 2011. The analysis assumes variations ranging from 5% to 10% which the company believes to be reasonably possible based on an analysis of the 15-year return on various equity indexes and the company’s knowledge of global equity markets.

Scenarios 1 and 2 illustrate the potential impact of a 10% change in the fair value of the company’s equity and equity-related holdings while global equity markets also change by 10%. Scenarios 3 and 4 illustrate the potential impact of imperfect correlation between the company’s equity and equity-related holdings and global equity markets (hedging basis risk) whereby the company’s equity and equity-related holdings decrease by 10% and 5% respectively, while global equity markets remain unchanged. Scenarios 5 and 6 further illustrate hedging basis risk whereby global equity markets increase by 5% and 10% respectively, while the fair value of the company’s equity and equity-related holdings remain unchanged. Certain shortcomings are inherent in the method of analysis presented as the analysis assumes that all variables, with the exception of those described in each scenario, are held constant.

December 31, 2012

Scenario	1	2	3	4	5	6
Change in the company’s equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	626.1	(624.7)	(624.7)	(312.5)	–	–
Equity hedges	(783.6)	783.6	–	–	(391.8)	(783.6)

Pre-tax impact on net earnings	(157.5)	158.9	(624.7)	(312.5)	(391.8)	(783.6)

After-tax impact on net earnings	(123.4)	124.5	(449.7)	(225.0)	(287.1)	(574.2)

December 31, 2011

Scenario	1	2	3	4	5	6
Change in the company’s equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	577.8	(576.6)	(576.6)	(288.5)	–	–
Equity hedges	(714.8)	714.8	–	–	(357.4)	(714.8)

Pre-tax impact on net earnings	(137.0)	138.2	(576.6)	(288.5)	(357.4)	(714.8)

After-tax impact on net earnings	(90.0)	90.9	(404.1)	(202.0)	(247.5)	(495.0)

In each of the scenarios shown in the tables above, the change in the fair value of the company’s equity and equity-related holdings (excluding investments in associates as discussed below) and equity hedges will be reflected in the company’s net earnings as the majority of the company’s equity investment holdings are classified as at FVTPL. From an economic perspective, the company believes it would be appropriate to include the fair value of certain of its investments in associates (those that are comprised of publicly traded companies, other than long-term strategic holdings (see note 6)) as a component of its total equity and equity-related holdings when measuring the effectiveness of its equity hedges. However, any unrealized change in the fair value of an investment in associate is generally recognized in the company’s consolidated financial reporting only upon ultimate disposition of the associate. Accordingly, such changes in fair value have been excluded from each of the scenarios presented above consistent with the company’s financial reporting.

At December 31, 2012, the company’s exposure to the ten largest issuers of common stock owned in the investment portfolio was $3,492.1, which represented 13.4% of the total investment portfolio. The exposure to the largest single issuer of common stock held at December 31, 2012 was $604.7, which represented 2.3% of the total investment portfolio.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company’s equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2012, these contracts have a remaining weighted average life of 7.7 years (8.6 years at December 31, 2011), a notional amount of $48,436.0 ($46,518.0 at December 31, 2011) and a fair value of $115.8 ($208.2 at December 31, 2011). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

FAIRFAX FINANCIAL HOLDINGS LIMITED

During 2012, the company paid additional premiums of $28.3 to increase the strike price on certain of its U.S. CPI-linked derivative contracts. As a result, the weighted average strike price of the U.S. CPI-linked derivative contracts increased from 216.95 at December 31, 2011 to 223.98 at December 31, 2012. During 2012, the company purchased $1,450.0 (2011 – $13,596.7) notional amount of CPI-linked derivative contracts at a cost of $6.1 (2011 – $122.6) and recorded net mark-to-market losses of $129.2 (2011 – $233.9) on positions remaining open at the end of the year.

The CPI-linked derivative contracts are extremely volatile with the result that their market value and their liquidity may vary dramatically either up or down in short periods and their ultimate value will therefore only be known upon their disposition or settlement. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company’s risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company’s foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company’s exposure to foreign currency risk increased following the acquisition of the British pound sterling denominated net assets of RiverStone Insurance (net assets equivalent to $335.1 U.S. dollars) and Indian rupee denominated net assets of Thomas Cook India (net assets equivalent to $172.7 U.S. dollars). The company’s exposure to the Canadian dollar decreased following the issuance on October 15, 2012 of Cdn$200.0 principal amount of its 5.84% unsecured notes due 2022 that the company designated as a hedge of a portion of its net investment in Northbridge (described below). Notwithstanding the foregoing, the company’s exposure to foreign currency risk was not significantly different at December 31, 2012, compared to December 31, 2011.

The company’s foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures relating to foreign currencies. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency. Rarely does the company maintain an unmatched position for extended periods of time.

A portion of the company’s premiums are written in foreign currencies and a portion of the company’s loss reserves are denominated in foreign currencies. Moreover, a portion of the company’s cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

At December 31, 2012, the company had designated the carrying value of Cdn$1,275.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,424.4 (principal amount of Cdn$1,075.0 with a fair value of $1,114.6 at December 31, 2011) as a hedge of its net investment in Northbridge for financial reporting purposes. In 2012, the company recognized a pre-tax loss of $20.4 (2011 – pre-tax gain of $33.2) related to foreign currency movements on the unsecured senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statement of comprehensive income.

At December 31, 2012, the company had outstanding Cdn$1,237.5 (Cdn$1,000.0 at December 31, 2011) of stated capital of cumulative five-year rate reset preferred shares. Although not eligible to be designated as a hedge for financial reporting purposes, the company considers a portion of the stated capital of these preferred shares as an additional economic hedge of its net investment in Northbridge, as described in note 7.

The pre-tax foreign exchange effect on certain line items in the company’s consolidated financial statements for the years ended December 31 follows:

	2012	2011
Net gains (losses) on investments
Investing activities	(60.0)	(50.5)
Underwriting activities	3.2	(46.5)
Foreign currency contracts	(19.4)	62.6

Foreign currency gains (losses) included in pre-tax net earnings	(76.2)	(34.4)

The table below shows the approximate effect of the appreciation of the U.S. dollar compared with the Canadian dollar, the euro, the British pound sterling and all other currencies respectively, by 5% on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss).

	2012	2011
Canadian dollar
Impact on pre-tax earnings (loss)	(3.5)	4.1
Impact on net earnings (loss)	(6.4)	1.7
Impact on pre-tax other comprehensive income (loss)	(33.5)	(35.1)
Impact on other comprehensive income (loss)	(29.8)	(30.5)

Euro
Impact on pre-tax earnings (loss)	(20.9)	(5.9)
Impact on net earnings (loss)	(15.5)	(3.6)
Impact on pre-tax other comprehensive income (loss)	23.5	22.9
Impact on other comprehensive income (loss)	14.6	14.9

British pound sterling
Impact on pre-tax earnings (loss)	6.3	2.4
Impact on net earnings (loss)	4.0	1.3
Impact on pre-tax other comprehensive income (loss)	(35.1)	(18.4)
Impact on other comprehensive income (loss)	(29.0)	(11.9)

All other currencies
Impact on pre-tax earnings (loss)	62.3	52.5
Impact on net earnings (loss)	47.1	36.8
Impact on pre-tax other comprehensive income (loss)	(48.5)	(34.2)
Impact on other comprehensive income (loss)	(47.5)	(34.0)

Total
Impact on pre-tax earnings (loss)	44.2	53.1
Impact on net earnings (loss)	29.2	36.2
Impact on pre-tax other comprehensive income (loss)	(93.6)	(64.8)
Impact on other comprehensive income (loss)	(91.7)	(61.5)

In the preceding scenarios, certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumption that the 5% appreciation of the U.S. dollar occurred with all other variables held constant.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Capital Management

The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2012, comprising total debt, shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests was $11,938.9 compared to $11,427.0 at December 31, 2011. The company manages its capital based on the following financial measurements and ratios:

	December 31, 2012		December 31, 2011
Holding company cash and investments (net of short sale and derivative obligations)	1,128.0		962.8

Holding company debt	2,220.2		2,080.6
Subsidiary debt	670.9		623.9
Other long term obligations – holding company	157.5		314.0

Total debt	3,048.6		3,018.5

Net debt	1,920.6		2,055.7

Common shareholders’ equity	7,654.7		7,427.9
Preferred stock	1,166.4		934.7
Non-controlling interests	69.2		45.9

Total equity	8,890.3		8,408.5

Net debt/total equity	21.6%		24.4%
Net debt/net total capital(1)	17.8%		19.6%
Total debt/total capital(2)	25.5%		26.4%
Interest coverage(3)	4.2	x	1.0	x
Interest and preferred share dividend distribution coverage(4)	3.0	x	0.7	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)

Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

During 2012, the company issued Cdn$200.0 principal amount of its unsecured senior notes due 2022 and Cdn$237.5 par value of cumulative five-year rate reset preferred shares, Series K, the proceeds from which were used to repurchase $86.3 principal amount of Fairfax’s unsecured senior notes upon maturity. The excess net proceeds was retained to augment holding company cash and investments and to retire outstanding debt and other corporate obligations from time to time. On October 19, 2012, TIG repaid for $200.0 of cash the $160.2 carrying value of its loan note issued in connection with its acquisition of General Fidelity in August 2010.

During 2011, the company used the proceeds received from the issuance of $500.0 and Cdn$400.0 principal amounts of its unsecured senior notes due 2021 to repurchase $298.2 principal amount of Fairfax’s unsecured senior notes due 2012 and 2017, $323.8 of Crum & Forster’s unsecured senior notes due 2017 and $35.9 of OdysseyRe’s unsecured senior notes due 2013. The excess net proceeds was used to fund the repurchase of $25.6 principal amount of First Mercury’s trust preferred securities with the remainder retained to augment holding company cash and investments.

On January 21, 2013, the company received net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of its unsecured senior noted due 2022 pursuant to a re-opening of those notes. The company intends to use these proceeds during 2013 to fund the repayment upon maturity of $182.9 principal amount of OdysseyRe’s unsecured senior notes due November 1, 2013, repurchase $12.2 principal amount of its unsecured senior notes due 2017 and redeem on March 11, 2013 the remaining $36.2 outstanding principal amount of its unsecured senior notes due 2017.

The company’s capital management objectives includes maintaining sufficient liquid resources at the holding company to be able to pay interest on its debt, dividends to its preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 4 in the table above.

In the U.S., the National Association of Insurance Commissioners (“NAIC”) has developed a model law and risk-based capital (“RBC”) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2012, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 3.6 times (3.7 times at December 31, 2011) the authorized control level, except for TIG which had 2.3 times (2.3 times at December 31, 2011).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (“MCT”) formula. At December 31, 2012, Northbridge’s subsidiaries had a weighted average MCT ratio of 196% of the minimum statutory capital required, compared to 212% at December 31, 2011, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland, Poland, Brazil, Malaysia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2012.

25.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm’s length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries, primarily in the Canadian market. Effective January 1, 2012, Northbridge combined three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance.

U.S. Insurance – U.S. Insurance is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. Zenith National is primarily engaged in the workers’ compensation insurance business in the United States.

Fairfax Asia – Fairfax Asia includes the company’s operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon) and in Malaysia since March 24, 2011, following the acquisition of Pacific Insurance pursuant to the transaction described in note 23. Fairfax Asia also includes the company’s equity accounted interest in Mumbai-based ICICI Lombard (26.0%) and Thailand-based Falcon Thailand (40.5%).

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd’s of London marketplace.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance and Reinsurance – Other

Insurance and Reinsurance – Other is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business.

Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone Managing Agency Limited (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. The description of the Runoff reporting segment which follows, describes the impact of this transaction on the company’s reporting segments. Polish Re is a Polish reinsurance company. Fairfax Brasil writes commercial property and casualty insurance in Brazil.

Runoff

The Runoff reporting segment comprises RiverStone (UK), RiverStone Insurance (since October 12, 2012), nSpire Re and the U.S. runoff company formed on the merger of TIG and International Insurance Company combined with Old Lyme, Fairmont, General Fidelity and Clearwater.

The U.K. and international runoff operations of RiverStone (UK) had reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services. Effective January 1, 2012, these reinsurance arrangements were commuted following the significant progress made by RiverStone in managing and reducing the claims reserves of RiverStone (UK). Subsequently, the remaining reinsurance contracts between nSpire Re and other Fairfax affiliates were novated to Group Re (Wentworth). These commutations and novations, culminating in the voluntary liquidation of nSpire Re (substantially complete at December 31, 2012), did not affect the consolidated financial reporting of the company and had no significant impact on the Runoff and Group Re reporting segments.

Effective January 1, 2012, Runoff accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. Syndicate 3330 transferred $62.2 of cash, investments and other net assets to Syndicate 3500 and Syndicate 3500 assumed $62.2 of the net loss reserves from Syndicate 3300. In its assessment of the operating results of the Advent and Runoff reporting segments, the company’s management does not consider the initial effects of this intercompany transaction, and accordingly, the tables which set out the operating results of Advent and Runoff do not give effect to the reinsurance-to-close premiums and incurred losses which would have been ceded by Advent and assumed by Runoff and reflected in their respective standalone statements of earnings.

On October 12, 2012, RiverStone Holdings Limited (RiverStone (UK)’s parent company) acquired a 100% interest in RiverStone Insurance for cash purchase consideration of $335.1 (208.3 British pound sterling), pursuant to the transaction described in note 23. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012.

Other

The Other reporting segment is comprised of Ridley, William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada. William Ashley (acquired on August 16, 2011) is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life (acquired on December 22, 2011) is a Canadian retailer of sporting goods and sports apparel. Prime Restaurants (acquired on January 10, 2012) franchises, owns and operates a network of casual dining restaurants and pubs in Canada. Thomas Cook India (acquired on August 14, 2012) is an integrated travel and travel related financial services company in India offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance. The acquisitions made in 2012 and 2011 are described in further detail in note 23.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Pre-tax Income (Loss) by Reporting Segment

An analysis of pre-tax income (loss) by reporting segment for the years ended December 31 is presented below:

2012

	Insurance			Reinsurance	Insurance and Reinsurance					Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written(1)
External	1,192.6	2,159.4	515.5	2,760.9	548.7	7,177.1	–	–	–	–	7,177.1
Intercompany	1.7	3.8	(0.3)	12.3	102.9	120.4	–	–	–	(120.4)	–

	1,194.3	2,163.2	515.2	2,773.2	651.6	7,297.5	–	–	–	(120.4)	7,177.1

Net premiums written(1)	948.7	1,872.8	240.6	2,402.3	530.6	5,995.0	–	–	–	–	5,995.0

Net premiums earned(1)
External	1,078.5	1,811.1	244.5	2,306.9	417.7	5,858.7	–	–	–	–	5,858.7
Intercompany	(86.3)	0.5	(13.1)	8.4	96.6	6.1	–	–	–	–	6.1

	992.2	1,811.6	231.4	2,315.3	514.3	5,864.8	–	–	–	–	5,864.8
Underwriting expenses	(1,049.2)	(2,017.9)	(201.3)	(2,048.7)	(536.1)	(5,853.2)	–	–	–	–	(5,853.2)

Underwriting profit (loss)	(57.0)	(206.3)	30.1	266.6	(21.8)	11.6	–	–	–	–	11.6

Interest income	36.2	54.7	18.3	146.1	27.9	283.2	74.0	–	(30.7)	–	326.5
Dividends	19.1	24.0	5.4	31.0	7.1	86.6	13.0	–	9.4	–	109.0
Investment expenses	(13.5)	(20.8)	(2.5)	(35.2)	(14.0)	(86.0)	(14.3)	–	(2.7)	76.8	(26.2)

Interest and dividends	41.8	57.9	21.2	141.9	21.0	283.8	72.7	–	(24.0)	76.8	409.3

Share of profit (loss) of associates	(0.3)	(8.3)	15.0	(14.4)	16.6	8.6	(7.6)	0.2	13.8	–	15.0

Other
Revenue(2)	–	–	–	–	–	–	226.9	864.2	76.8	(76.8)	1,091.1
Expenses	–	–	–	–	–	–	(276.5)	(828.9)	–	–	(1,105.4)

	–	–	–	–	–	–	(49.6)	35.3	76.8	(76.8)	(14.3)

Operating income (loss) before:	(15.5)	(156.7)	66.3	394.1	15.8	304.0	15.5	35.5	66.6	–	421.6
Net gains (losses) on investments	(63.1)	147.3	0.3	267.2	235.6	587.3	215.8	3.7	(164.2)	–	642.6
Loss on repurchase of long term debt(3)	–	(0.8)	–	–	–	(0.8)	(39.8)	–	–	–	(40.6)
Interest expense	–	(5.7)	–	(27.7)	(4.5)	(37.9)	(7.5)	(2.2)	(160.6)	–	(208.2)
Corporate overhead and other	(17.2)	(23.2)	–	(23.1)	(0.4)	(63.9)	–	–	(94.7)	–	(158.6)

Pre-tax income (loss)	(95.8)	(39.1)	66.6	610.5	246.5	788.7	184.0	37.0	(352.9)	–	656.8
Income taxes											(116.1)

Net earnings											540.7

Attributable to:
Shareholders of Fairfax											532.4
Non-controlling interests											8.3

											540.7

(1)	Excludes $221.2, $199.1 and $220.1 of Runoff’s gross premiums written, net premiums written and net premiums earned respectively.

(2)

The Runoff segment revenue included $6.8 of the excess of net assets acquired over the purchase price related to the acquisition of RiverStone Insurance (included in other revenue in the consolidated statements of earnings) as described in note 23.

(3)

Loss on repurchase of long term debt of $40.6 related to the repurchase by Crum & Forster of its unsecured senior notes ($0.8) and the repayment by Runoff of the loan note issued by TIG in connection with its acquisition of General Fidelity ($39.8). These amounts are reflected in other expenses in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

2011

	Insurance			Reinsurance	Insurance and Reinsurance					Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written(1)
External	1,320.6	1,859.0	451.2	2,405.6	584.6	6,621.0	–	–	–	–	6,621.0
Intercompany	2.1	5.1	0.5	15.1	61.7	84.5	–	–	–	(84.0)	0.5

	1,322.7	1,864.1	451.7	2,420.7	646.3	6,705.5	–	–	–	(84.0)	6,621.5

Net premiums written(1)	1,098.5	1,601.1	213.7	2,089.7	484.6	5,487.6	–	–	–	–	5,487.6

Net premiums earned(1)
External	1,160.2	1,502.0	213.7	2,001.0	412.4	5,289.3	–	–	–	–	5,289.3
Intercompany	(88.0)	2.6	(9.6)	13.7	92.5	11.2	–	–	–	–	11.2

	1,072.2	1,504.6	204.1	2,014.7	504.9	5,300.5	–	–	–	–	5,300.5
Underwriting expenses	(1,102.4)	(1,720.5)	(169.7)	(2,350.7)	(711.6)	(6,054.9)	–	–	–	–	(6,054.9)

Underwriting profit (loss)	(30.2)	(215.9)	34.4	(336.0)	(206.7)	(754.4)	–	–	–	–	(754.4)

Interest income	83.2	113.4	18.0	245.5	49.1	509.2	109.4	–	(13.3)	–	605.3
Dividends	25.6	27.3	5.8	35.8	3.6	98.1	12.0	–	9.9	–	120.0
Investment expenses	(11.4)	(19.9)	(1.9)	(33.6)	(7.3)	(74.1)	(14.9)	–	(4.0)	73.0	(20.0)

Interest and dividends	97.4	120.8	21.9	247.7	45.4	533.2	106.5	–	(7.4)	73.0	705.3

Share of profit (loss) of associates	2.8	4.1	(35.6)	11.4	2.0	(15.3)	3.4	–	13.7	–	1.8

Other
Revenue	–	–	–	–	–	–	126.4	649.8	73.0	(73.0)	776.2
Expenses	–	–	–	–	–	–	(263.9)	(636.5)	–	–	(900.4)

	–	–	–	–	–	–	(137.5)	13.3	73.0	(73.0)	(124.2)

Operating income (loss) before:	70.0	(91.0)	20.7	(76.9)	(159.3)	(236.5)	(27.6)	13.3	79.3	–	(171.5)
Net gains (losses) on investments	(162.0)	218.1	(15.6)	142.0	22.1	204.6	388.1	–	98.5	–	691.2
Loss on repurchase of long term debt(2)	–	(56.5)	–	(6.1)	–	(62.6)	–	–	(41.6)	–	(104.2)
Interest expense	–	(18.3)	–	(28.9)	(4.5)	(51.7)	(8.9)	(0.7)	(152.7)	–	(214.0)
Corporate overhead and other	(38.4)	(27.9)	(5.6)	(18.4)	(4.7)	(95.0)	–	–	(115.2)	–	(210.2)

Pre-tax income (loss)	(130.4)	24.4	(0.5)	11.7	(146.4)	(241.2)	351.6	12.6	(131.7)	–	(8.7)
Income taxes											56.5

Net earnings											47.8

Attributable to:
Shareholders of Fairfax											45.1
Non-controlling interests											2.7

											47.8

(1)	Excludes $122.0, $120.3 and $126.4 of Runoff’s gross premiums written, net premiums written and net premiums earned respectively.

(2)

Loss on repurchase of long term debt of $104.2 related to the repurchase by Crum & Forster, OdysseyRe and Fairfax of their unsecured senior notes. This amount is reflected in other expenses in the consolidated statement of earnings.

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the years ended December 31 is shown below:

	2012	2011
Revenue of reporting segments:
Net premiums earned	5,864.8	5,300.5
Interest and dividends	409.3	705.3
Share of profit of associates	15.0	1.8
Net gains on investments	642.6	691.2
Other revenue per reportable segment	1,091.1	776.2

Total consolidated revenue	8,022.8	7,475.0

Significant Non-cash Items

An analysis of significant non-cash items by reporting segment for the years ended December 31 is shown below:

	Share of profit (loss) of associates		Depreciation and impairment loss of premises & equipment & amortization of intangible assets
	2012	2011	2012	2011
Insurance – Canada (Northbridge)	(0.3)	2.8	10.8	11.0
– U.S. (Crum & Forster and Zenith National)	(8.3)	4.1	31.2	25.1
– Asia (Fairfax Asia)	15.0	(35.6)	0.4	0.4
Reinsurance – OdysseyRe	(14.4)	11.4	9.9	7.7
Insurance and Reinsurance – Other	16.6	2.0	1.6	1.3

Ongoing operations	8.6	(15.3)	53.9	45.5
Runoff	(7.6)	3.4	1.4	0.9
Other	0.2	–	12.2	8.6
Corporate and other	13.8	13.7	3.5	4.5

Consolidated	15.0	1.8	71.0	59.5

During 2012, the company acquired a 100% interest in RiverStone Insurance and recorded $6.8 of excess of fair value of net assets acquired over purchase price, as described in note 23.

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

An analysis of investments in associates, additions to goodwill, segment assets and segment liabilities by reporting segment for the years ended December 31 are shown below:

	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2012	2011	2012	2011	2012	2011	2012	2011
Insurance – Canada (Northbridge)	153.2	76.8	–	–	5,436.6	5,324.1	3,882.4	3,769.7
– U.S. (Crum & Forster and Zenith National)	109.3	82.2	–	79.5	8,445.2	8,256.2	6,064.7	5,746.5
– Asia (Fairfax Asia)	109.7	96.8	–	25.5	1,676.7	1,371.4	1,146.4	913.0
Reinsurance – OdysseyRe	400.2	173.1	–	–	11,380.6	10,781.6	7,599.7	7,328.0
Insurance and Reinsurance – Other	132.8	49.5	–	–	2,428.2	2,197.2	1,654.8	1,649.1

Ongoing operations	905.2	478.4	–	105.0	29,367.3	27,930.5	20,348.0	19,406.3
Runoff	201.8	123.1	–	–	8,000.5	6,086.6	6,226.6	4,407.8
Other	17.6	–	116.3	24.1	662.2	267.0	261.8	118.4
Corporate and other and eliminations and adjustments	230.7	322.8	–	–	(1,088.8)	(877.2)	1,214.5	1,065.9

Consolidated	1,355.3	924.3	116.3	129.1	36,941.2	33,406.9	28,050.9	24,998.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Product Line

An analysis of revenue by product line for the years ended December 31 is presented below:

	Property		Casualty		Specialty		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Net premiums earned
Insurance – Canada (Northbridge)	415.4	447.6	481.8	520.0	95.0	104.6	992.2	1,072.2
– U.S. (Crum & Forster and Zenith National)	150.4	135.9	1,609.3	1,331.5	51.9	37.2	1,811.6	1,504.6
– Asia (Fairfax Asia)	19.1	18.1	152.3	126.2	60.0	59.8	231.4	204.1
Reinsurance – OdysseyRe	1,204.6	969.4	838.5	801.8	272.2	243.5	2,315.3	2,014.7
Insurance and Reinsurance – Other	282.6	237.3	166.4	182.1	65.3	85.5	514.3	504.9

Ongoing operations	2,072.1	1,808.3	3,248.3	2,961.6	544.4	530.6	5,864.8	5,300.5
Runoff	–	–	0.2	1.2	219.9	125.2	220.1	126.4

Total net premiums earned	2,072.1	1,808.3	3,248.5	2,962.8	764.3	655.8	6,084.9	5,426.9
Interest and dividends							409.3	705.3
Share of profit of associates							15.0	1.8
Net gains on investments							642.6	691.2
Other							871.0	649.8

Total consolidated revenue							8,022.8	7,475.0

Geographic Region

An analysis of revenue by geographic region for the years ended December 31 is shown below:

	Canada		United States		Asia(1)		International(2)		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Net premiums earned
Insurance – Canada (Northbridge)	969.6	1,031.6	22.5	40.2	–	–	0.1	0.4	992.2	1,072.2
– U.S. (Crum & Forster and Zenith National)	–	–	1,811.4	1,504.2	–	0.2	0.2	0.2	1,811.6	1,504.6
– Asia (Fairfax Asia)	–	–	–	–	231.4	204.1	–	–	231.4	204.1
Reinsurance – OdysseyRe	104.1	62.0	1,204.5	965.8	233.9	149.3	772.8	837.6	2,315.3	2,014.7
Insurance and Reinsurance – Other	85.3	95.2	101.1	105.0	54.3	30.2	273.6	274.5	514.3	504.9

Ongoing operations	1,159.0	1,188.8	3,139.5	2,615.2	519.6	383.8	1,046.7	1,112.7	5,864.8	5,300.5
Runoff	–	–	2.9	7.2	–	–	217.2	119.2	220.1	126.4

	1,159.0	1,188.8	3,142.4	2,622.4	519.6	383.8	1,263.9	1,231.9	6,084.9	5,426.9
Interest and dividends									409.3	705.3
Share of profit of associates									15.0	1.8
Net gains on investments									642.6	691.2
Other									871.0	649.8

Total consolidated revenue									8,022.8	7,475.0

Allocation of revenue	19.0%	21.9%	51.6%	48.3%	8.5%	7.1%	20.9%	22.7%

(1)	The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Malaysia, Singapore and Thailand.

(2)	The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

26.	Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 are comprised of the following:

	2012	2011
Losses and loss adjustment expenses	4,050.4	4,387.8
Salaries and employee benefits expense (note 27)	935.8	895.5
Other reporting segment cost of inventories	580.3	499.6
Audit, legal and tax professional fees	135.5	135.6
Premium taxes	100.9	93.4
Restructuring costs	12.4	29.2
Depreciation, amortization and impairment charges	71.0	59.5
Operating lease costs	65.5	57.4
Loss on repurchase of long term debt (note 15)	40.6	104.2
Information technology costs	65.9	67.5
Administrative expense and other	174.1	144.6

	6,232.4	6,474.3

27.	Salaries and Employee Benefits Expense

Salaries and employee benefits expense for the years ended December 31 are comprised of the following:

	2012	2011
Wages and salaries	733.4	707.8
Employee benefits	138.7	130.4
Share-based payments to directors and employees	27.5	25.1
Defined contribution pension plan expense (note 21)	19.3	15.3
Defined benefit pension plan expense (note 21)	15.6	14.7
Defined benefit post retirement expense (note 21)	1.3	2.2

	935.8	895.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

28.	Supplementary Cash Flow Information

Cash and cash equivalents are included in the consolidated balance sheets as follows:

	December 31, 2012	December 31, 2011
Holding company cash and investments:
Cash and balances with banks	99.9	39.6
Treasury bills and other eligible bills	113.0	3.9

	212.9	43.5

Subsidiary cash and short term investments:
Cash and balances with banks	1,381.4	908.3
Treasury bills and other eligible bills	1,175.1	952.0

	2,556.5	1,860.3

Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	4.8	6.2
Treasury bills and other eligible bills	46.3	–

	51.1	6.2

Deduct: Subsidiary indebtedness - bank overdrafts	(5.2)	–

Cash, cash equivalents and bank overdrafts included in the consolidated statements of cash flows	2,815.3	1,910.0

Subsidiary cash and cash equivalents – restricted(1)
Cash and balances with banks	50.6	48.3
Treasury bills and other eligible bills	121.5	86.4

	172.1	134.7

Add: Subsidiary indebtedness – bank overdrafts	5.2	–

Cash and cash equivalents included in the consolidated balance sheets	2,992.6	2,044.7

(1)	Cash and cash equivalents as presented in the consolidated statements of cash flows excludes balances that are restricted.

Details of certain cash flows included in the consolidated statements of cash flows for the years ended December 31 are as follows:

	2012	2011
(a) Net (purchases) sales of securities classified as at FVTPL
Short term investments	(232.7)	(4,098.7)
Bonds	2,536.2	2,574.6
Preferred stocks	(28.9)	6.4
Common stocks	(367.6)	(2.6)
Net derivatives and short sales	(801.3)	265.6

	1,105.7	(1,254.7)

(b) Changes in operating assets and liabilities
Net increase in restricted cash and cash equivalents	(34.6)	(36.0)
Provision for losses and loss adjustment expenses	256.2	347.6
Provision for unearned premiums	102.3	197.8
Insurance contract receivables	130.1	(220.7)
Recoverable from reinsurers	(92.5)	5.9
Other receivables	(19.9)	(13.6)
Funds withheld payable to reinsurers	20.8	(13.8)
Accounts payable and accrued liabilities	(170.4)	260.3
Income taxes payable	57.2	(11.8)
Other	(12.7)	185.5

	236.5	701.2

(c) Net interest and dividends received
Interest and dividends received	621.0	843.1
Interest paid	(187.8)	(194.4)

	433.2	648.7

(d) Net income taxes (paid) refund received	(69.2)	82.4

(e) Dividends paid
Common share dividends paid	(205.8)	(205.9)
Preferred share dividends paid	(60.5)	(51.5)
Dividends paid to non-controlling interests	(6.7)	–

	(273.0)	(257.4)

29.	Related Party Transactions

Compensation for the company’s key management team for the years ended December 31 are as set out below:

	2012	2011
Salaries and other short-term employee benefits	7.6	5.4
Share-based payments	0.9	0.9

	8.5	6.3

Compensation for the company’s Board of Directors for the years ended December 31 are as set out below:

	2012	2011
Retainers and fees	0.9	0.9
Share-based payments	0.3	0.2

	1.2	1.1

The compensation presented above is determined in accordance with the company’s IFRS accounting policies and will differ from the compensation presented in the company’s Management Proxy Circular.

FAIRFAX FINANCIAL HOLDINGS LIMITED

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Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 8, 2013)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)

Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company’s website www.fairfax.ca.

(2)

Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are used, descriptions have been provided in the commentary as to the nature of the adjustments made.

(3)

The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(4)

“Interest and dividends” in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. “Consolidated interest and dividend income” in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(5)

The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense” refers to the net dividends and interest paid or received related to the company’s long and short equity and equity index total return swaps.

(6)

Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(7)

Average annual return on average equity, a non-GAAP measure, is derived from segment balance sheets and segment operating results. It is calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period.

(8)	Intercompany shareholdings are presented as ‘Investments in Fairfax affiliates’ on the segmented balance sheets and carried at cost.

(9)	References in this MD&A to the company’s insurance and reinsurance operations do not include its runoff operations.

Overview of Consolidated Performance

The combined ratio of the insurance and reinsurance operations in 2012 was 99.8% producing an underwriting profit of $11.6, compared to a combined ratio of 114.2% producing an underwriting loss of $754.4 in 2011. In 2012, the underwriting results benefited from increased net favourable development of prior years’ reserves. Underwriting results in 2011 were negatively affected by over $1 billion of catastrophe losses (19.3 combined ratio points). Net premiums written by the insurance and reinsurance operations increased by 9.2% to $5,995.0 in 2012 compared to $5,487.6 in 2011 (an increase of 7.4% excluding the acquisitions of First Mercury and Pacific Insurance). Operating income of the insurance and reinsurance operations (excluding net gains on investments) was $304.0 in 2012 compared to an operating loss of $236.5 in 2011 primarily as a result of lower underwriting losses as described above.

Consolidated interest and dividend income decreased to $409.3 in 2012 from $705.3 in 2011. The decrease primarily reflected sales during 2011 and 2012 of higher yielding government bonds (principally U.S. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks and higher total return swap expense of $204.9 in 2012 compared to $140.3 in 2011. As of December 31, 2012, subsidiary cash and short term investments accounted for 29.3% of the company’s portfolio investments. Net gains on investments in 2012 of $642.6 were primarily comprised of $728.1 of net gains on bonds and $113.2 of net gains related to equity and equity-related holdings after equity hedges, partially offset by $129.2 of unrealized losses on CPI-linked derivatives.

The company held $1,169.2 of cash and investments at the holding company level ($1,128.0 net of $41.2 of holding company short sale and derivative obligations) at December 31, 2012 compared to $1,026.7 ($962.8 net of $63.9 of holding company short sale and derivative obligations) at December 31, 2011. The company’s consolidated total debt to total capital ratio decreased to 25.5% at December 31, 2012 from 26.4% at December 31, 2011. At December 31, 2012, common shareholders’ equity was $7,654.7 or $378.10 per basic share compared to $7,427.9 or $364.55 per basic share, at December 31, 2011 (an increase of 6.5% (adjusted for the $10 per common share dividend paid in the first quarter of 2012)).

Business Developments

Acquisitions and divestitures

Subsequent to December 31, 2012

On February 5, 2013, Thomas Cook (India) Limited (“Thomas Cook India”) entered into an agreement to acquire a 74% interest in IKYA Human Capital Solutions Private Limited (“IKYA”) for purchase consideration of approximately $47 (2,560 million Indian rupees). Thomas Cook India will finance the purchase consideration through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India). These transactions are expected to close in the second quarter of 2013, subject to approval by Thomas Cook India shareholders, customary closing conditions and regulatory approvals as required. The assets and liabilities and results of operations of IKYA will be consolidated in the Other reporting segment. IKYA provides specialized human resources services to leading corporate clients in India.

Year ended December 31, 2012

On December 10, 2012, the company sold all of its ownership interest in Cunningham Lindsey for net cash proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income). Subsequent to the closing of this transaction, the company invested $34.4 in preferred shares of Cunningham Lindsey to become a 9.1% minority shareholder.

On November 28, 2012, Ridley Inc. (“Ridley”) acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products) for $5.7. On November 30, 2012, Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). The net assets contributed by Ridley were valued at $25.4 for which Ridley received a 30% interest in Masterfeeds LP. The company records its investment in Masterfeeds LP using the equity method of accounting.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On October 12, 2012, the company’s UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in Brit Insurance Limited (renamed RiverStone Insurance Limited (“RiverStone Insurance”) on October 15, 2012) for cash purchase consideration of $335.1 (208.3 British pound sterling). At the date of acquisition, the fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of RiverStone Insurance were $1,308.2, $1,833.7 and $883.4 respectively. The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company’s financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012.

On August 14, 2012, the company acquired an 87.1% interest in Thomas Cook India for cash purchase consideration of $172.7 (9,626 million Indian rupees). The assets and liabilities and results of operations of Thomas Cook India were consolidated within the company’s financial reporting in the Other reporting segment. Thomas Cook India is the largest integrated travel and travel related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

On March 19, 2012, the company completed the acquisition of 21.2% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”), for cash consideration of approximately $77.0, increasing the company’s ownership interest to 23.2%. Subsequent to making its investment, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

On January 10, 2012, the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for aggregate net cash consideration of $56.7 (Cdn$57.7). The assets and liabilities and results of operations of Prime Restaurants since acquisition were consolidated within the company’s financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

Year ended December 31, 2011

On December 22, 2011, the company completed the acquisition of 75.0% of the outstanding common shares of Sporting Life Inc. (“Sporting Life”). Sporting Life is a Canadian retailer of sporting goods and sports apparel. The results of operations of Sporting Life since acquisition are included in the Other reporting segment.

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses of William Ashley China Corporation (“William Ashley”). William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. The results of operations of William Ashley since acquisition are included in the Other reporting segment.

On March 24, 2011, the company completed the acquisition of The Pacific Insurance Berhad (“Pacific Insurance”). Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The results of operations of Pacific Insurance since acquisition are included in the Insurance – Fairfax Asia reporting segment.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) including Valiant Insurance Group (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury. First Mercury underwrites specialty commercial insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. The results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. As of July 1, 2011, the company has presented the results of operations of Valiant Insurance (total equity of $33.1 at December 31, 2012) in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group.

On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities ($119.6) of Syndicate 376. The results of operations of Syndicate 376 are included in the Runoff reporting segment.

Operating Environment

Insurance Environment

The improvement in the underwriting results of the property and casualty insurance and reinsurance industry in 2012 was largely driven by lower catastrophe losses throughout most of the year, offset by the effect of Hurricane Sandy in the fourth quarter - potentially the second largest insured catastrophe loss in U.S. history. Insurers and reinsurers continued to benefit from favourable reserve development while current accident year loss ratios are expected to improve slightly relative to 2011 after adjusting for catastrophe losses. Overall results continue to be negatively impacted by underwriting losses, historically low interest rates and a challenging macroeconomic environment with diminishing growth in both developed and developing economies. The stock market rebound in 2012 in the U.S. and Canada and modestly lower interest rates have provided some opportunity for capital gains on stocks and bonds. Insurance pricing continued to improve in 2012, broadening across more lines of business and compounding on price increases that began in 2011. Earned rate increases throughout 2013 are expected to exceed loss trends and should result in improved accident year combined ratios in 2013. Pricing appears to be primarily driven by the historically low interest rate environment and the expectation that favourable reserve development will diminish in the future combined with the ongoing excess capacity in the insurance industry. Workers’ compensation and other loss-affected lines of business continued to show significant pricing improvements in 2012. The combined effect of underwriting losses, lower favourable reserve development and historically low interest rates will likely continue to put pressure on rates to rise in 2013. The strength of the global economy will be an important driver in achieving increased rates, as rate increases are more difficult to achieve in a weak economic environment.

The underwriting performance of the global reinsurance industry in 2012 improved significantly compared to the catastrophe driven underwriting losses incurred in 2011. Above average catastrophe losses combined with decreasing favourable reserve development and pressure on investment returns lead to marginal price increases in 2012 with pricing varying by region and by line of business based on the extent of catastrophe exposure. Reinsurance pricing is expected to remain competitive in 2013 reflecting strong insurer and reinsurer capital levels, increased retentions by insurers and alternate forms of reinsurance provided by the capital markets.

Sources of Revenue

Revenue for the most recent three years ended December 31, are shown in the table that follows. Other revenue comprises the revenue earned by Ridley, William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India since their respective acquisition dates.

		2012	2011	2010
Net premiums earned
Insurance	– Canada (Northbridge)	992.2	1,072.2	996.6
	– U.S. (Crum & Forster and Zenith National)	1,811.6	1,504.6	1,000.1
	– Asia (Fairfax Asia)	231.4	204.1	155.0
Reinsurance	– OdysseyRe	2,315.3	2,014.7	1,885.5
Insurance and Reinsurance – Other		514.3	504.9	536.0
Runoff		220.1	126.4	7.4

		6,084.9	5,426.9	4,580.6
Interest and dividends		424.3	707.1	757.5
Net gains (losses) on investments		642.6	691.2	(3.0)
Other revenue		871.0	649.8	632.2

		8,022.8	7,475.0	5,967.3

Revenue of $8,022.8 in 2012 increased significantly from revenue of $7,475.0 in 2011 reflecting growth in net premiums earned and increased other revenue, partially offset by lower interest and dividend income and a decrease in net gains on investments. Revenue in 2012 also included the benefit of the $6.8 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of RiverStone Insurance (presented in Other revenue in the table above).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The growth in consolidated net premiums earned of 12.1% in 2012 ($6,084.9 in 2012 compared to $5,426.9 in 2011) principally reflected the consolidation of the net premiums earned by First Mercury and Pacific Insurance (year-over-year increases of $122.8 and $13.6 respectively) and the year-over-year increases in net premiums earned by OdysseyRe ($300.6, 14.9%), Zenith National ($101.2, 20.4%), Crum & Forster ($83.0, 10.3% excluding the impact of the consolidation of First Mercury), Fairfax Asia ($13.7, 7.9% excluding the impact of the consolidation of Pacific Insurance) and Insurance and Reinsurance – Other ($9.4, 1.9%), partially offset by a decrease at Northbridge ($80.0, 7.5% including the unfavourable effect of foreign currency translation). In 2012, the Eagle Star reinsurance transaction and the consolidation of RiverStone Insurance increased the net premiums earned by Runoff by $183.5 and $30.1 respectively, compared to the reinsurance-to-close of Syndicate 376 which added $119.6 to the net premiums earned by Runoff in 2011. These transactions (which are not expected to impact net premiums earned in future periods) are described in greater detail in the Runoff section of this MD&A.

Revenue of $7,475.0 in 2011 increased from revenue of $5,967.3 in 2010 reflecting growth in net premiums earned, increased net gains on investments and increased other revenue (principally at Ridley), partially offset by lower interest and dividend income. Revenue in 2010 also included the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of General Fidelity Insurance Company (“General Fidelity”) (presented in Other revenue in the table above). The growth in consolidated net premiums earned in 2011 of 18.5% ($5,426.9 in 2011 compared to $4,580.6 in 2010) principally reflected the consolidation of the net premiums earned by Zenith National (net year-over-year increase of $226.9), First Mercury ($205.4) and Pacific Insurance ($30.4), the year-over-year increases in net premiums earned by OdysseyRe ($129.2, 6.9%), Northbridge ($75.6, 7.6% including the favourable effect of foreign currency translation), Crum & Forster ($72.2, 9.9% excluding the impact of the consolidation of First Mercury), Fairfax Asia ($18.7, 12.1% excluding the impact of the consolidation of Pacific Insurance) and $119.6 of net premiums earned by Runoff in connection with the reinsurance-to-close of Syndicate 376, partially offset by decreased net premiums earned by Insurance and Reinsurance – Other ($1.0, 0.2% excluding $30.1 of reinsurance-to-close premiums received by Advent in 2010).

Despite the ongoing challenging market conditions within the global insurance and reinsurance industry, including continued price competition (especially in casualty lines), excess capacity and the impact of the economy on insured customers, the company’s insurance and reinsurance operations achieved growth in gross premiums written and net premiums written in 2012 as shown in the following table. Prior to giving effect to the acquisitions of First Mercury and Pacific Insurance, gross premiums written and net premiums written by the company’s insurance and reinsurance operations increased by 7.5% and 7.4% respectively, in 2012 compared to 2011.

	2012			2011
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and reinsurance operations – as reported	7,297.5	5,995.0	5,864.8	6,705.5	5,487.6	5,300.5
First Mercury	(407.8)	(351.2)	(328.2)	(306.0)	(237.8)	(205.4)
Pacific Insurance	(67.9)	(43.8)	(44.0)	(51.9)	(34.9)	(30.4)

Insurance and reinsurance operations – as adjusted	6,821.8	5,600.0	5,492.6	6,347.6	5,214.9	5,064.7

Percentage change (year-over-year)	7.5%	7.4%	8.4%

The tables which follow present net premiums written by the company’s insurance and reinsurance operations in 2012 and 2011 (“as reported”) and, in order to better compare the results of 2012 and 2011, the same excluding First Mercury and Pacific Insurance which were acquired during the first quarter of 2011, Northbridge after giving effect as of January 1, 2011, to the sale of the renewal rights to its U.S. property business to OdysseyRe, OdysseyRe after giving effect as of January 1, 2011, to the purchase of the renewal rights to Northbridge’s U.S. property business and the portfolio transfer of unearned premium from Group Re to Northbridge ($42.3) in the first quarter of 2011 (“as adjusted”). The intercompany transfer of the renewal rights to Northbridge’s U.S. property business is described in the Northbridge section of this MD&A. The portfolio transfer of unearned premium from Group Re to Northbridge decreased premiums ceded to reinsurers at Northbridge, decreased net premiums written at Group Re and had no impact on consolidated net premiums written. The “as adjusted” table shows year-over-year increases in net premiums written of 7.4% in 2012.

Net premiums written – as reported

		2012	2011	% change year-over- year
Insurance	– Canada (Northbridge)	948.7	1,098.5	(13.6)
	– U.S. (Crum & Forster and Zenith National)	1,872.8	1,601.1	17.0
	– Asia (Fairfax Asia)	240.6	213.7	12.6
Reinsurance	– OdysseyRe	2,402.3	2,089.7	15.0
Insurance and Reinsurance – Other		530.6	484.6	9.5

Insurance and reinsurance operations		5,995.0	5,487.6	9.2

Net premiums written – as adjusted

		2012	2011	% change year-over- year
Insurance	– Canada (Northbridge)	940.9	1,013.4	(7.2)
	– U.S. (Crum & Forster and Zenith National)	1,521.6	1,363.3	11.6
	– Asia (Fairfax Asia)	196.8	178.8	10.1
Reinsurance	– OdysseyRe	2,410.1	2,132.5	13.0
Insurance and Reinsurance – Other		530.6	526.9	0.7

Insurance and reinsurance operations		5,600.0	5,214.9	7.4

Northbridge’s net premiums written decreased 7.2% (6.1% in Canadian dollar terms) primarily as a result of lower retentions of existing business and the unfavourable effect of foreign currency translation, partially offset by modest increases in pricing and new business in certain segments. Net premiums written by U.S. Insurance increased by 11.6% in 2012 compared to 2011, comprised of increases of 7.5% and 18.2% at Crum & Forster and Zenith National respectively. The increase in net premiums written by Crum & Forster principally reflected growth in specialty lines of business. The increase in net premiums written by Zenith National reflected premium rate increases, strong renewal retention and the ability to write new business. Net premiums written by Fairfax Asia increased by 10.1% primarily as a result of increased writings of property and engineering lines of business at First Capital. OdysseyRe’s net premiums written increased 13.0% primarily as a result of two new quota share reinsurance contracts (related to property risks in Florida and multiline risks in Brazil), growth in U.S. crop and umbrella lines of business, partially offset by planned decreases in writings of U.S. healthcare and casualty lines of business and lower reinstatement premiums received on a year-over-year basis. Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 0.7% comprised of increased net premiums written by Fairfax Brasil and Polish Re, partially offset by lower net premiums written by Advent and Group Re.

Consolidated interest and dividend income decreased from $705.3 in 2011 to $409.3 in 2012 primarily as a result of the combined effects of sales during 2011 and 2012 of higher yielding government bonds (principally U.S. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks. Total return swap expense (a component of interest and dividend income) was higher in 2012 compared to 2011 ($204.9 in 2012 compared to $140.3 in 2011) due to increased dividends payable (primarily the dividend payable on the Russell 2000 exchange traded fund) and higher average notional amounts of short positions effected through total return swaps on a year-over-year basis.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The share of profit of associates increased from $1.8 in 2011 to $15.0 in 2012. The share of profit of associates in 2012 included an $18.8 share of the net loss of Fibrek (principally comprised of an impairment charge), a $22.0 share of the net loss of Thai Re (principally comprised of net reserve strengthening related to the Thailand floods) and a $12.9 share of the profit of ICICI Lombard. The share of profit of associates in 2011 included a $36.1 share of the net loss of ICICI Lombard. The net earnings of ICICI Lombard in 2011 were adversely affected by reserve strengthening related to its mandatory pro-rata participation in the Indian commercial vehicle insurance pool, partially offset by net mark-to-market gains on the ICICI Lombard investment portfolio.

Net gains on investments in 2012 and 2011 were comprised as shown in the following table:

	2012	2011
Common stocks	697.6	(774.8)
Preferred stocks – convertible	(36.2)	(5.2)
Bonds – convertible	186.7	23.5
Gain on disposition of associate	196.8	7.0
Other equity derivatives	73.8	(43.3)

Equity and equity-related holdings	1,118.7	(792.8)
Equity hedges	(1,005.5)	413.9

Equity and equity-related holdings after equity hedges	113.2	(378.9)
Bonds	728.1	1,278.7
Preferred stocks	(0.3)	(1.9)
CPI-linked derivatives	(129.2)	(233.9)
Other derivatives	3.4	49.4
Foreign currency	(76.2)	(34.4)
Other	3.6	12.2

Net gains on investments	642.6	691.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	92.7	753.1
U.S. states and municipalities	552.7	642.7
Corporate and other	82.7	(117.1)

	728.1	1,278.7

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. The company’s equity and equity-related holdings after hedges produced a net gain of $113.2 in 2012 compared to a net loss of $378.9 in 2011. At December 31, 2012, equity hedges with a notional amount of $7,668.5 ($7,135.2 at December 31, 2011) represented 100.6% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,626.5 ($6,822.7 at December 31, 2011). Refer to “Market Price Fluctuations” in note 24 (Financial Risk Management) to the company’s consolidated financial statements for the year ended December 31, 2012, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments. The gain on disposition of associate of $196.8 in 2012 reflected gains of $167.0 and $29.8 recognized on the sale of the company’s investments in Cunningham Lindsey and Fibrek respectively.

Net gains on bonds of $728.1 in 2012 (2011 – $1,278.7) were primarily comprised of a combination of realized and net mark-to-market gains on U.S. state and municipal government bonds, realized gains on U.S. government bonds and net mark-to-market gains on other government bonds.

The company’s CPI-linked derivative contracts produced unrealized losses of $129.2 in 2012 (2011 - $233.9). The unrealized losses on the CPI-linked derivative contracts were primarily a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Other revenue increased from $649.8 in 2011 to $871.0 in 2012. Other revenue attributable to Ridley was $670.8 in 2012 ($635.0 in 2011) with the balance comprised of the revenue of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India since their respective acquisition dates and also included the $6.8 excess of fair value of net assets acquired over purchase price related to the acquisition of RiverStone Insurance.

Net premiums earned by geographic region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2012, on the basis of geographic regions, the United States, International, Canada and Asia accounted for 51.6%, 20.9%, 19.0% and 8.5% respectively, of net premiums earned in 2012 compared to 48.3%, 22.7%, 21.9% and 7.1% respectively, of net premiums earned in 2011. Net premiums earned in 2012 increased in the Asia (35.4%), United States (19.8%) and International (2.6%) geographic regions, partially offset by a decrease in the Canada geographic region (2.5% – measured in U.S. dollars) compared with 2011.

Canada

Net premiums earned in the Canada geographic region decreased by 2.5% from $1,188.8 in 2011 to $1,159.0 in 2012 primarily as a result of lower retentions of existing business (Northbridge) and the unfavourable effect of the strengthening of the U.S. dollar relative to the Canadian dollar as measured by average annual rates of exchange (Northbridge and OdysseyRe), partially offset by increased net premiums earned in commercial property reinsurance (OdysseyRe) and modest increases in pricing and new business in certain segments (Northbridge).

United States

Net premiums earned in the United States geographic region increased by 19.8% from $2,622.4 in 2011 to $3,142.4 in 2012 reflecting a significant new property quota share reinsurance contract and growth in U.S. crop and umbrella lines of business (OdysseyRe), growth in specialty lines of business (Crum & Forster) and workers’ compensation lines of business (Zenith National). A significant portion of Crum & Forster’s growth related to the year-over-year impact of the consolidation of the net premiums earned by First Mercury, including premiums produced by First Mercury’s managing general agency business which were retained by Crum & Forster in 2012 (in the prior year this business was primarily produced on behalf of insurance carriers outside of the Fairfax group). Zenith National’s growth reflected premium rate increases, strong renewal retention and the ability to write new business.

Asia

Net premiums earned in the Asia geographic region increased by 35.4% from $383.8 in 2011 to $519.6 in 2012 primarily reflecting increases at OdysseyRe’s Singapore Branch related to renewal price increases on Japanese property catastrophe reinsurance and organic growth in China and increased writings of property and engineering lines of business at First Capital.

International

Net premiums earned in the International geographic region increased by 2.6% from $1,231.9 in 2011 to $1,263.9 in 2012 primarily as a result of the year-over-year increase in net premiums earned at Runoff and growth across most lines of business at Fairfax Brasil, partially offset by decreases at OdysseyRe in automobile insurance in its London Market division and planned reductions in casualty reinsurance in Europe and Latin America. At Runoff, the Eagle Star reinsurance transaction and the acquisition of RiverStone Insurance added $183.5 and $30.1 to net premiums earned in 2012 compared to the reinsurance-to-close of Syndicate 376 in 2011 which added $119.6 to net premiums earned.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2012, 2011 and 2010. In that table, interest and dividends and net gains (losses) on investments in the consolidated statements of earnings are broken out separately as they relate to the insurance and reinsurance operating results, and included in Runoff, Corporate overhead and other and Other as they relate to those segments.

		2012	2011	2010
	Combined ratios
Insurance	– Canada (Northbridge)	105.7%	102.8%	106.9%
	– U.S. (Crum & Forster and Zenith National)	111.4%	114.3%	116.5%
	– Asia (Fairfax Asia)	87.0%	83.2%	89.3%
Reinsurance	– OdysseyRe	88.5%	116.7%	95.0%
	Insurance and Reinsurance – Other	104.3%	140.9%	107.2%

	Consolidated	99.8%	114.2%	103.5%

	Sources of net earnings
	Underwriting
Insurance	– Canada (Northbridge)	(57.0)	(30.2)	(68.3)
	– U.S. (Crum & Forster and Zenith National)	(206.3)	(215.9)	(165.5)
	– Asia (Fairfax Asia)	30.1	34.4	16.6
Reinsurance	– OdysseyRe	266.6	(336.0)	95.1
	Insurance and Reinsurance – Other	(21.8)	(206.7)	(38.4)

	Underwriting profit (loss)	11.6	(754.4)	(160.5)
	Interest and dividends – insurance and reinsurance	292.4	517.9	559.4

	Operating income (loss)	304.0	(236.5)	398.9
	Net gains (losses) on investments – insurance and reinsurance	587.3	204.6	(8.3)
	Loss on repurchase of long term debt	(40.6)	(104.2)	(2.3)
	Runoff(1)	231.3	360.5	135.5
	Other	39.2	13.3	10.4
	Interest expense	(208.2)	(214.0)	(195.5)
	Corporate overhead and other	(256.2)	(32.4)	(187.6)

	Pre-tax income (loss)	656.8	(8.7)	151.1
	Income taxes	(116.1)	56.5	186.9

	Net earnings	540.7	47.8	338.0

	Attributable to:
	Shareholders of Fairfax	532.4	45.1	335.8
	Non-controlling interests	8.3	2.7	2.2

		540.7	47.8	338.0

	Net earnings (loss) per share	$23.22	$(0.31)	$14.90
	Net earnings (loss) per diluted share	$22.94	$(0.31)	$14.82
	Cash dividends paid per share	$10.00	$10.00	$10.00

(1)

The Runoff segment in 2012 and 2010 includes $6.8 and $83.1 of the excess of the fair value of net assets acquired over the purchase price related to the acquisitions of RiverStone Insurance and General Fidelity respectively.

The company’s insurance and reinsurance operations reported an underwriting profit of $11.6 and combined ratio of 99.8% in 2012 respectively, compared to an underwriting loss of $754.4 and combined ratio of 114.2% in 2011 respectively. The following table presents the components of the company’s combined ratios for the years ended December 31, 2012 and 2011:

	2012	2011
Underwriting profit (loss)	11.6	(754.4)

Loss & LAE – accident year	72.2%	84.8%
Commissions	15.6%	15.0%
Underwriting expense	15.0%	16.1%

Combined ratio – accident year	102.8%	115.9%
Net favourable development	(3.0)%	(1.7)%

Combined ratio – calendar year	99.8%	114.2%

The substantial reduction in catastrophe losses and increased net favourable development of prior years’ reserves contributed to the significant improvement in the underwriting performance of the company’s insurance and reinsurance operations in 2012 compared to 2011. Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting profit (loss) of the company in the years ended December 31, 2012 and 2011, were comprised as follows:

	2012			2011
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Sandy	261.2	4.5		–	–
Japan earthquake and tsunami	–	–		470.2	8.8
Thailand floods	–	–		201.7	3.8
New Zealand (Christchurch) earthquake	–	–		62.8	1.2
U.S. tornadoes	–	–		70.0	1.3
Hurricane Irene	–	–		31.3	0.6
Other	148.6	2.5		184.8	3.6

	409.8	7.0	points	1,020.8	19.3	points

(1)	Net of reinstatement premiums.

The underwriting results of the company’s insurance and reinsurance operations in 2012 included 3.0 combined ratio points ($177.4) of net favourable development of prior years’ reserves primarily at OdysseyRe ($152.0), Northbridge ($60.8), Advent ($24.5) and Fairfax Asia ($16.4), partially offset by net adverse development at Crum & Forster ($54.0) and Polish Re ($18.8). The underwriting results of the company’s insurance and reinsurance operations in 2011 included 1.7 combined ratio points ($89.4) of net favourable development of prior years’ reserves principally at OdysseyRe ($51.4), Northbridge ($39.6), Advent ($38.9) and Fairfax Asia ($20.4), partially offset by net adverse development at Crum & Forster ($37.3) and Zenith National ($24.5).

The company’s insurance and reinsurance operations reported an expense ratio of 15.0% in 2012 compared to an expense ratio of 16.1% in 2011. The expense ratio in 2012 benefited from a 10.6% increase in net premiums earned, partially offset by a 3.1% increase in operating expenses. Increased operating expenses of the insurance and reinsurance operations in 2012 primarily reflected a sales tax adjustment (Northbridge), increased operating expenses at First Capital commensurate with its growth (Fairfax Asia) and increased personnel and infrastructure-related expenses (OdysseyRe). Operating expenses in 2012 also reflected a year-over-year increase resulting from the consolidation of the operating expenses of First Mercury and Pacific Insurance and the benefit recognized in 2011 from the curtailment of certain post retirement benefits (Northbridge), partially offset by lower IT and other miscellaneous expenses (Northbridge). The commission expense ratio of 15.6% in 2012, increased modestly relative to the commission expense ratio of 15.0% in 2011, primarily due to a shift in the mix of premiums written towards business carrying higher commissions (principally at Northbridge, Crum & Forster and OdysseyRe).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses of $1,120.3 in 2012 decreased from $1,148.3 in 2011 primarily as a result of decreased holding company and subsidiary holding companies corporate overhead (refer to the Corporate Overhead and Other section of this MD&A for further details related to corporate overhead) and decreased operating expenses at Runoff (primarily related to the release of a provision following the favourable resolution of a dispute with a taxation authority related to value added tax), partially offset by the factors described in the preceding paragraph which increased the operating expenses of the insurance and reinsurance operations in 2012.

Other expenses of $869.5 and $740.7 in 2012 and 2011 respectively, comprise the operating and other costs of Ridley, William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India since their respective acquisition dates. Other expenses in 2012 also included net losses related to the repayment of the TIG Note ($39.8) and the repurchase of Crum & Forster unsecured senior notes ($0.8). Other expenses in 2011 included a net loss related to the repurchase of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes ($104.2). The aforementioned TIG Note and unsecured senior notes are described in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2012.

Net earnings attributable to shareholders of Fairfax increased to $532.4 ($23.22 per basic and $22.94 per diluted share) in 2012, from $45.1 ($0.31 net loss per basic and diluted share) in 2011. The year-over-year increase in net earnings attributable to shareholders of Fairfax was primarily due improved underwriting results (reflecting lower current period catastrophe losses and increased net favourable development of prior years’ reserves), lower holding company and subsidiary company corporate overhead expenses and decreased losses on repurchase of long term debt, partially offset by lower net gains on investments, decreased interest and dividend income and the year-over-year increase in provision for income taxes.

Common shareholders’ equity at December 31, 2012 of $7,654.7 or $378.10 per basic share increased from $7,427.9 or $364.55 per basic share at December 31, 2011, representing an increase per basic share of 3.7% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2012, or an increase of 6.5% adjusted to include that dividend). The increase in common shareholders’ equity in 2012, primarily reflected net earnings attributable to shareholders of Fairfax ($532.4) and the effect of increased accumulated other comprehensive income (an increase of $28.0 primarily related to foreign currency translation), partially offset by payments of common and preferred share dividends ($266.3), the recognition of actuarial losses on defined benefit plans (including those of its associates) in retained earnings ($32.8) and net repurchases of subordinate voting shares for treasury ($48.4).

Net Earnings by Reporting Segment

The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2012 and 2011. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	1,194.3	2,163.2	515.2	2,773.2	651.6	7,297.5	221.2	–	(120.4)	–	7,398.3

Net premiums written	948.7	1,872.8	240.6	2,402.3	530.6	5,995.0	199.1	–	–	–	6,194.1

Net premiums earned	992.2	1,811.6	231.4	2,315.3	514.3	5,864.8	220.1	–	–	–	6,084.9

Underwriting profit (loss)	(57.0)	(206.3)	30.1	266.6	(21.8)	11.6	–	–	–	–	11.6
Interest and dividends	41.5	49.6	36.2	127.5	37.6	292.4	–	–	–	–	292.4

Operating income (loss)	(15.5)	(156.7)	66.3	394.1	15.8	304.0	–	–	–	–	304.0
Net gains (losses) on investments	(63.1)	147.3	0.3	267.2	235.6	587.3	215.8	–	–	–	803.1
Loss on repurchase of long term debt	–	(0.8)	–	–	–	(0.8)	(39.8)	–	–	–	(40.6)
Runoff	–	–	–	–	–	–	15.5	–	–	–	15.5
Other	–	–	–	–	–	–	–	39.2	–	–	39.2
Interest expense	–	(5.7)	–	(27.7)	(4.5)	(37.9)	(7.5)	(2.2)	–	(160.6)	(208.2)
Corporate overhead and other	(17.2)	(23.2)	–	(23.1)	(0.4)	(63.9)	–	–	–	(192.3)	(256.2)

Pre-tax income (loss)	(95.8)	(39.1)	66.6	610.5	246.5	788.7	184.0	37.0	–	(352.9)	656.8
Income taxes											(116.1)

Net earnings											540.7

Attributable to:
Shareholders of Fairfax											532.4
Non-controlling interests											8.3

											540.7

Year ended December 31, 2011
	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	1,322.7	1,864.1	451.7	2,420.7	646.3	6,705.5	122.0	–	(84.0)	–	6,743.5

Net premiums written	1,098.5	1,601.1	213.7	2,089.7	484.6	5,487.6	120.3	–	–	–	5,607.9

Net premiums earned	1,072.2	1,504.6	204.1	2,014.7	504.9	5,300.5	126.4	–	–	–	5,426.9

Underwriting profit (loss)	(30.2)	(215.9)	34.4	(336.0)	(206.7)	(754.4)	–	–	–	–	(754.4)
Interest and dividends	100.2	124.9	(13.7)	259.1	47.4	517.9	–	–	–	–	517.9

Operating income (loss)	70.0	(91.0)	20.7	(76.9)	(159.3)	(236.5)	–	–	–	–	(236.5)
Net gains (losses) on investments	(162.0)	218.1	(15.6)	142.0	22.1	204.6	388.1	–	–	–	592.7
Loss on repurchase of long term debt	–	(56.5)	–	(6.1)	–	(62.6)	–	–	–	(41.6)	(104.2)
Runoff	–	–	–	–	–	–	(27.6)	–	–	–	(27.6)
Other	–	–	–	–	–	–	–	13.3	–	–	13.3
Interest expense	–	(18.3)	–	(28.9)	(4.5)	(51.7)	(8.9)	(0.7)	–	(152.7)	(214.0)
Corporate overhead and other	(38.4)	(27.9)	(5.6)	(18.4)	(4.7)	(95.0)	–	–	–	62.6	(32.4)

Pre-tax income (loss)	(130.4)	24.4	(0.5)	11.7	(146.4)	(241.2)	351.6	12.6	–	(131.7)	(8.7)
Income taxes											56.5

Net earnings											47.8

Attributable to:
Shareholders of Fairfax											45.1
Non-controlling interests											2.7

											47.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Balance Sheets by Reporting Segment

The company’s segmented balance sheets as at December 31, 2012 and 2011 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major reporting segments. The segmented balance sheets have been prepared on the following basis:

(a)

The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment and is prepared in accordance with IFRS and Fairfax’s accounting policies and include, where applicable, purchase accounting adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

(b)

Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s reporting segments. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

(c)

Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other long term debt of $2,377.7 as at December 31, 2012 ($2,241.9 at December 31, 2011) consisted of Fairfax debt of $2,220.2 ($2,080.6 at December 31, 2011) and other long term obligations, comprised of the purchase consideration payable of $148.4 ($152.2 at December 31, 2011) related to the TRG acquisition and TIG trust preferred securities of $9.1 ($9.1 at December 31, 2011).

Segmented Balance Sheet as at December 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	43.2	16.8	–	310.1	–	370.1	–	–	799.1	1,169.2
Insurance contract receivables	292.2	396.1	101.4	741.6	177.2	1,708.5	244.9	–	(8.0)	1,945.4
Portfolio investments	3,378.3	5,214.2	972.8	8,569.8	1,870.7	20,005.8	4,938.3	105.8	113.3	25,163.2
Deferred premium acquisition costs	104.4	101.4	23.8	201.6	46.5	477.7	–	–	(14.6)	463.1
Recoverable from reinsurers	982.5	1,630.5	507.2	984.9	203.6	4,308.7	2,154.9	–	(1,172.8)	5,290.8
Deferred income taxes	66.7	157.3	–	93.5	20.4	337.9	6.8	–	278.8	623.5
Goodwill and intangible assets	225.4	622.4	30.8	164.4	18.5	1,061.5	5.3	235.2	(0.9)	1,301.1
Due from affiliates	129.7	0.4	5.9	2.0	7.7	145.7	297.9	–	(443.6)	–
Other assets	179.5	209.0	34.8	131.3	55.2	609.8	68.1	321.2	(14.2)	984.9
Investments in Fairfax affiliates	34.7	97.1	–	181.4	28.4	341.6	284.3	–	(625.9)	–

Total assets	5,436.6	8,445.2	1,676.7	11,380.6	2,428.2	29,367.3	8,000.5	662.2	(1,088.8)	36,941.2

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	52.1	–	52.1
Accounts payable and accrued liabilities	214.3	253.2	191.8	526.3	110.9	1,296.5	296.4	170.7	114.1	1,877.7
Income taxes payable	1.0	–	8.6	25.9	0.1	35.6	31.3	4.1	(0.5)	70.5
Short sale and derivative obligations	45.0	28.0	3.9	88.2	7.4	172.5	27.6	–	38.1	238.2
Due to affiliates	1.3	42.3	0.8	16.8	5.4	66.6	15.3	20.4	(102.3)	–
Funds withheld payable to reinsurers	5.8	322.5	94.1	5.8	0.5	428.7	23.7	–	(12.7)	439.7
Provision for losses and loss adjustment expenses	2,971.4	4,582.9	610.4	5,656.3	1,190.7	15,011.7	5,757.5	–	(1,120.4)	19,648.8
Provision for unearned premiums	643.6	756.3	227.8	834.4	245.6	2,707.7	74.8	–	(55.1)	2,727.4
Deferred income taxes	–	–	9.0	–	1.4	10.4	–	14.0	(24.4)	–
Long term debt	–	79.5	–	446.0	92.8	618.3	–	0.5	2,377.7	2,996.5

Total liabilities	3,882.4	6,064.7	1,146.4	7,599.7	1,654.8	20,348.0	6,226.6	261.8	1,214.5	28,050.9

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,554.2	2,380.5	523.2	3,780.9	773.4	9,012.2	1,773.9	400.1	(2,365.1)	8,821.1
Non-controlling interests	–	–	7.1	–	–	7.1	–	0.3	61.8	69.2

Total equity	1,554.2	2,380.5	530.3	3,780.9	773.4	9,019.3	1,773.9	400.4	(2,303.3)	8,890.3

Total liabilities and total equity	5,436.6	8,445.2	1,676.7	11,380.6	2,428.2	29,367.3	8,000.5	662.2	(1,088.8)	36,941.2

Capital
Debt	–	79.5	–	446.0	92.8	618.3	–	52.6	2,377.7	3,048.6
Investments in Fairfax affiliates	34.7	97.1	–	181.4	28.4	341.6	284.3	–	(625.9)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,519.5	2,283.4	523.2	3,599.5	745.0	8,670.6	1,489.6	400.1	(1,739.2)	8,821.1
Non-controlling interests	–	–	7.1	–	–	7.1	–	62.1	–	69.2

Total capital	1,554.2	2,460.0	530.3	4,226.9	866.2	9,637.6	1,773.9	514.8	12.6	11,938.9

% of total capital	13.0%	20.6%	4.4%	35.4%	7.3%	80.7%	14.9%	4.3%	0.1%	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	14.3	21.1	–	167.0	–	202.4	–	–	824.3	1,026.7
Insurance contract receivables	311.3	391.3	84.7	701.1	191.8	1,680.2	62.2	–	(7.0)	1,735.4
Portfolio investments	3,250.1	5,004.7	809.2	8,099.8	1,609.6	18,773.4	4,299.3	6.6	386.7	23,466.0
Deferred premium acquisition costs	110.2	97.3	21.9	159.5	41.0	429.9	–	–	(14.0)	415.9
Recoverable from reinsurers	957.4	1,628.1	387.7	969.1	224.4	4,166.7	1,271.8	–	(1,240.4)	4,198.1
Deferred income taxes	62.2	165.1	–	230.1	28.6	486.0	16.9	–	125.3	628.2
Goodwill and intangible assets	222.5	635.7	29.9	158.2	16.7	1,063.0	0.2	46.3	5.7	1,115.2
Due from affiliates	208.2	19.0	5.1	6.5	21.6	260.4	80.8	–	(341.2)	–
Other assets	153.9	189.4	32.9	108.9	29.5	514.6	68.6	214.1	24.1	821.4
Investments in Fairfax affiliates	34.0	104.5	–	181.4	34.0	353.9	286.8	–	(640.7)	–

Total assets	5,324.1	8,256.2	1,371.4	10,781.6	2,197.2	27,930.5	6,086.6	267.0	(877.2)	33,406.9

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	1.0	–	1.0
Accounts payable and accrued liabilities	239.7	290.0	193.8	471.7	119.6	1,314.8	145.3	84.6	111.5	1,656.2
Income taxes payable	–	–	10.8	3.2	0.1	14.1	3.3	1.6	2.4	21.4
Short sale and derivative obligations	15.1	6.4	4.8	81.9	2.0	110.2	1.3	–	58.7	170.2
Due to affiliates	0.1	26.8	0.4	0.7	3.4	31.4	4.3	16.5	(52.2)	–
Funds withheld payable to reinsurers	8.0	318.1	43.7	29.0	0.1	398.9	24.0	–	(10.3)	412.6
Provision for losses and loss adjustment expenses	2,820.8	4,301.4	470.3	5,557.2	1,214.5	14,364.2	4,051.3	–	(1,183.3)	17,232.2
Provision for unearned premiums	686.0	692.7	187.3	739.5	216.2	2,521.7	25.6	–	(60.0)	2,487.3
Deferred income taxes	–	26.1	1.9	–	0.6	28.6	–	14.2	(42.8)	–
Long term debt	–	85.0	–	444.8	92.6	622.4	152.7	0.5	2,241.9	3,017.5

Total liabilities	3,769.7	5,746.5	913.0	7,328.0	1,649.1	19,406.3	4,407.8	118.4	1,065.9	24,998.4

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,554.4	2,509.7	452.9	3,453.6	548.1	8,518.7	1,678.8	148.6	(1,983.5)	8,362.6
Non-controlling interests	–	–	5.5	–	–	5.5	–	–	40.4	45.9

Total equity	1,554.4	2,509.7	458.4	3,453.6	548.1	8,524.2	1,678.8	148.6	(1,943.1)	8,408.5

Total liabilities and total equity	5,324.1	8,256.2	1,371.4	10,781.6	2,197.2	27,930.5	6,086.6	267.0	(877.2)	33,406.9

Capital
Debt	–	85.0	–	444.8	92.6	622.4	152.7	1.5	2,241.9	3,018.5
Investments in Fairfax affiliates	34.0	104.5	–	181.4	34.0	353.9	286.8	–	(640.7)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,520.4	2,405.2	452.9	3,272.2	514.1	8,164.8	1,392.0	148.6	(1,342.8)	8,362.6
Non-controlling interests	–	–	5.5	–	–	5.5	–	40.4	–	45.9

Total capital	1,554.4	2,594.7	458.4	3,898.4	640.7	9,146.6	1,831.5	190.5	258.4	11,427.0

% of total capital	13.6%	22.7%	4.0%	34.1%	5.6%	80.0%	16.0%	1.7%	2.3%	100.0%

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2012 and 2011.

Canadian Insurance – Northbridge(1)

	2012	2011
Underwriting loss	(57.0)	(30.2)

Loss & LAE – accident year	76.1%	72.3%
Commissions	15.0%	14.5%
Underwriting expenses	20.7%	19.7%

Combined ratio – accident year	111.8%	106.5%
Net favourable development	(6.1)%	(3.7)%

Combined ratio – calendar year	105.7%	102.8%

Gross premiums written	1,194.3	1,322.7

Net premiums written	948.7	1,098.5

Net premiums earned	992.2	1,072.2

Underwriting loss	(57.0)	(30.2)
Interest and dividends	41.5	100.2

Operating income (loss)	(15.5)	70.0
Net losses on investments	(63.1)	(162.0)

Pre-tax loss before interest and other	(78.6)	(92.0)

Net loss	(34.6)	(86.8)

(1)	The results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

Effective January 1, 2012, Northbridge combined three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance. Effective March 1, 2012, these subsidiaries changed their names to Northbridge General, Northbridge Commercial and Northbridge Indemnity respectively. This new brand is comprised of Northbridge’s broker small-to-medium account, transportation and large account segments and is intended to leverage the scale and diversity of its operations as one company. Federated Insurance continues to operate as the company’s captive agency distribution arm and Zenith continues to operate its direct personal lines business.

To sharpen its focus on its core Canadian lines of business, effective May 1, 2012, Northbridge transferred the renewal rights to its U.S. property business from its U.S. subsidiary, Commonwealth Insurance Company of America (“CICA”) to Hudson Insurance Company (“Hudson Insurance”), a wholly-owned subsidiary of OdysseyRe (the “renewal rights transfer”). Northbridge entered into a service agreement with Hudson Insurance to provide certain operational resources in support of that business and Northbridge continued to service insurance policies that were in-force at the date of transfer. Effective January 1, 2013, Northbridge sold CICA (principally comprised of residual U.S. property claims liabilities related to policies written prior to May 1, 2012 and retained by Northbridge subsequent to the renewal rights transfer) to TIG Insurance Company.

Corporate overhead and other in the Northbridge reporting segment included restructuring charges incurred in connection with the activities described in the preceding two paragraphs of $9.5 and $18.4 in 2012 and 2011 respectively, and also included additional expense related to personnel costs in 2011.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Northbridge’s underwriting results in 2012 reflected an increase in current period non-catastrophe related large losses, increased current period catastrophe losses, an unfavourable Ontario court decision involving one of Northbridge’s competitors which is expected to affect the broader industry and the competitive conditions within the Canadian commercial lines insurance market which remain challenging, partially offset by increased net favourable development of prior years’ reserves and reduced underwriting expenses. Northbridge reported an underwriting loss of $57.0 and combined ratio of 105.7% in 2012 compared to an underwriting loss of $30.2 and a combined ratio of 102.8% in 2011. Current period catastrophe losses added 4.0 combined ratio points ($39.0 inclusive of $4.1 of reinstatement premiums payable) to the combined ratio in 2012, primarily related to the impact of Hurricane Sandy on the remaining U.S. property exposure of Northbridge Indemnity and storms in Alberta, Ontario and Quebec, compared to 2.6 combined ratio points ($28.2) of current period catastrophe losses included in the combined ratio in 2011, primarily related to the Slave Lake fire in Alberta, U.S. weather-related events and various Ontario and Quebec storms. Net favourable development of prior years’ reserves of $60.8 (6.1 combined ratio points) and $39.6 (3.7 combined ratio points) in 2012 and 2011 respectively, reflected net favourable development across various accident years at Northbridge Indemnity, Northbridge Commercial and Federated, largely offset by net adverse development of prior years’ reserves at Northbridge General.

Northbridge’s expense ratio (excluding commissions) increased from 19.7% in 2011 to 20.7% in 2012 primarily as a result of lower net premiums earned and the impact of a harmonized sales tax (“HST”) applied to reinsurance premiums ceded to foreign affiliated reinsurers (the industry generally considered such premiums to be exempt from HST in prior years), partially offset by a 2.0% decrease in operating expenses (in Canadian dollar terms). Operating expenses were lower in 2012 largely due to decreased IT and other miscellaneous expenses, partially offset by the benefit recognized in 2011 from the curtailment of certain post retirement benefits. Northbridge’s commission expense ratio increased from 14.5% in 2011 to 15.0% in 2012 primarily as a result of a shift in the mix of business written to business carrying higher commissions, partially offset by the impact of an adjustment to deferred policy acquisition costs in 2011 (the “DPAC adjustment”).

Prior to giving effect to the impacts of Hurricane Sandy (which affected Northbridge’s recently exited U.S. property business), the unfavourable Ontario court decision and the portion of the HST applicable to prior periods, Northbridge would have reported a combined ratio of 101.3% in 2012.

In order to better compare Northbridge’s gross premiums written, net premiums written and net premiums earned in 2012 and 2011, the premiums presented in the following table are expressed in Canadian dollars, give effect to the renewal rights transfer as of January 1, 2011 and exclude the effects of the unearned premium portfolio transfer in 2011 (effective January 1, 2011, Northbridge reduced its participation on a quota share reinsurance contract with Group Re from 20% to 10% which resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re).

	Cdn$
	2012	2011
Gross premiums written	1,172.3	1,218.3
Net premiums written	940.5	1,001.3
Net premiums earned	971.7	1,022.8

Northbridge’s gross premiums written decreased by 3.8% from Cdn$1,218.3 in 2011 to Cdn$1,172.3 in 2012 primarily as a result of lower retentions of existing business, partially mitigated by modest increases in pricing and new business in certain segments. Competitive pressures were especially evident in Northbridge’s transportation and logistics and large accounts segments, while its retail personal lines segment declined due to decisions by Northbridge to exit from certain unprofitable segments. Net premiums written by Northbridge decreased by 6.1% from Cdn$1,001.3 in 2011 to Cdn$940.5 in 2012 consistent with the decrease in gross premiums written and also reflecting a small increase in premiums ceded to reinsurers, principally related to fronted risks.

The significant improvement in net gains on investments (as set out in the table below), partially offset by lower underwriting profitability and decreased interest and dividend income (principally related to sales during 2011 and the first quarter of 2012 of higher yielding government and corporate bonds and preferred stocks where the proceeds were reinvested into lower yielding cash and short term investments and common stocks), produced a pre-tax loss before interest and other of $78.6 in 2012 compared to a pre-tax loss before interest and other of $92.0 in 2011.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	60.1	(215.6)
Equity hedges	(137.3)	41.7
Bonds	73.9	50.8
Preferred stocks	(11.7)	(5.9)
CPI-linked derivatives	(35.1)	(50.0)
Foreign currency	(20.3)	20.4
Other	7.3	(3.4)

Net losses on investments	(63.1)	(162.0)

Northbridge’s cash resources, excluding the impact of foreign currency translation, increased by $45.6 in 2012 compared to an increase of $230.5 in 2011. Cash provided by operating activities of $23.4 in 2012 compared to cash provided by operating activities of $139.2 in 2011 (excluding operating cash flow activity related to securities recorded as at FVTPL) with the year-over-year decrease primarily attributable to a receipt of $42.3 of cash in connection with the unearned premium portfolio transfer in the first quarter of 2011 and lower net premium collections, partially offset by lower net paid losses.

Northbridge’s average annual return on average equity over the past 27 years since inception in 1985 was 14.0% at December 31, 2012 (14.6% at December 31, 2011) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2012 and 2011.

	2012(1)	2011(1)
Assets
Holding company cash and investments	43.2	14.3
Insurance contract receivables	292.2	311.3
Portfolio investments	3,378.3	3,250.1
Deferred premium acquisition costs	104.4	110.2
Recoverable from reinsurers	982.5	957.4
Deferred income taxes	66.7	62.2
Goodwill and intangible assets	225.4	222.5
Due from affiliates	129.7	208.2
Other assets	179.5	153.9
Investment in Fairfax affiliates	34.7	34.0

Total assets	5,436.6	5,324.1

Liabilities
Accounts payable and accrued liabilities	214.3	239.7
Income taxes payable	1.0	–
Short sale and derivative obligations	45.0	15.1
Due to affiliates	1.3	0.1
Funds withheld payable to reinsurers	5.8	8.0
Provision for losses and loss adjustment expenses	2,971.4	2,820.8
Provision for unearned premiums	643.6	686.0

Total liabilities	3,882.4	3,769.7

Total equity	1,554.2	1,554.4

Total liabilities and total equity	5,436.6	5,324.1

(1)

These balance sheets differ from the standalone balance sheets of Northbridge primarily due to purchase accounting adjustments (principally goodwill and intangible assets) related to the privatization of Northbridge in 2009. Excluding these purchase accounting adjustments, Northbridge’s total equity was $1,389.5 at December 31, 2012 ($1,386.2 at December 31, 2011).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Northbridge’s Canadian dollar balance sheets (inclusive of Fairfax-level purchase accounting adjustments) are translated into U.S. dollars in Fairfax’s consolidated financial reporting and reflect the currency translation effect in 2012 of the appreciation of the Canadian dollar relative to the U.S. dollar (appreciation of 2.3% on a year-over-year basis). In addition to the currency translation effect, which was the principal factor causing year-over-year increases in portfolio investments, recoverable from reinsurers and provision for losses and loss adjustment expenses, the following factors also impacted Northbridge’s balance sheet in 2012: Portfolio investments increased principally as a result of net appreciation of U.S. state and municipal bonds and common stocks and cash provided by operating activities, partially offset by net unrealized depreciation related to derivatives (principally short equity index total return swaps). Recoverable from reinsurers increased reflecting higher ceded losses largely related to Hurricane Sandy. Provision for losses and loss adjustment expenses increased reflecting higher loss experience, including Hurricane Sandy and reserve strengthening related to the unfavourable Ontario court decision, but was partially offset by net favourable development of prior years’ reserves. Due from affiliates principally related to a loan receivable from Fairfax that decreased as a result of payments received in 2012. Total equity decreased $0.2 in 2012 compared to 2011 primarily reflecting the net loss of $34.6, offset by increased accumulated other comprehensive income (principally as a result of the currency translation effect described above).

Northbridge’s investment in Fairfax affiliates as at December 31, 2012, consisted of:

Affiliate	% interest
Ridley	31.8%

U.S. Insurance — Crum & Forster and Zenith National(1)

	2012			2011
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting loss	(113.2)	(93.1)	(206.3)	(79.7)	(136.2)	(215.9)

Loss & LAE – accident year	73.1%	77.9%	74.7%	71.6%	78.0%	73.7%
Commissions	13.0%	9.8%	11.9%	12.3%	10.1%	11.5%
Underwriting expenses	18.8%	28.2%	21.9%	20.3%	34.5%	25.0%

Combined ratio – accident year	104.9%	115.9%	108.5%	104.2%	122.6%	110.2%
Net adverse (favourable) development	4.4%	(0.3)%	2.9%	3.7%	4.9%	4.1%

Combined ratio – calendar year	109.3%	115.6%	111.4%	107.9%	127.5%	114.3%

Gross premiums written	1,529.7	633.5	2,163.2	1,327.7	536.4	1,864.1

Net premiums written	1,253.4	619.4	1,872.8	1,076.9	524.2	1,601.1

Net premiums earned	1,214.6	597.0	1,811.6	1,008.8	495.8	1,504.6

Underwriting loss	(113.2)	(93.1)	(206.3)	(79.7)	(136.2)	(215.9)
Interest and dividends	28.1	21.5	49.6	76.8	48.1	124.9

Operating loss	(85.1)	(71.6)	(156.7)	(2.9)	(88.1)	(91.0)
Net gains on investments	126.2	21.1	147.3	40.5	177.6	218.1
Loss on repurchase of long term debt	(0.8)	–	(0.8)	(56.5)	–	(56.5)

Pre-tax income (loss) before interest and other	40.3	(50.5)	(10.2)	(18.9)	89.5	70.6

Net earnings (loss)	29.3	(35.2)	(5.9)	(1.8)	54.3	52.5

(1)

These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

On December 31, 2011, Crum & Forster reinsured 100% of its net latent exposures through the cession to Runoff (Clearwater Insurance) of substantially all of its liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998, exclusive of workers’ compensation and surety related liabilities. Pursuant to this transaction, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities. The transfer of these latent claims to Runoff is expected to significantly reduce the volatility of the operating income of Crum & Forster and may reduce interest and dividend income earned as a result of the transfer of cash and investments to Runoff.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury and commenced consolidating the assets, liabilities and results of operations of First Mercury since acquisition within the Crum & Forster operating segment. First Mercury underwrites specialty commercial insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. Following the acquisition, the respective businesses of Crum & Forster and First Mercury were integrated as follows: The excess and surplus lines casualty and professional liability lines of each company were combined; First Mercury’s property business was merged into Crum & Forster’s Seneca division; and the AMC/Fairmont Insurance Services brand was launched as a single brand under which First Mercury’s specialty petroleum business was integrated with Fairmont Specialty. Following the integration, Crum & Forster’s businesses include standard lines which is primarily comprised of workers’ compensation, commercial auto and general liability coverages written on an admitted basis through Crum & Forster’s branch network and specialty lines which primarily includes the First Mercury excess and surplus lines casualty business, Fairmont Specialty businesses referenced above as well as accident and health, niche business written by Seneca, professional liability, and other specialty products.

As of July 1, 2011, the company has presented the assets, liabilities and results of operations of Valiant Insurance Company (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury, in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group. Subsequent to July 1, 2011, the insurance business of Valiant Insurance was carried on by Crum & Forster with the pre-July 1, 2011 business written by Valiant Insurance placed into runoff under the supervision of RiverStone management. Periods prior to July 1, 2011 have not been restated as the impact was not significant.

Crum & Forster

Crum & Forster reported an underwriting loss of $113.2 and a combined ratio of 109.3% in 2012 compared to an underwriting loss of $79.7 and a combined ratio of 107.9% in 2011. Crum & Forster’s underwriting results in 2012 included 4.4 combined ratio points ($54.0) of net adverse development of prior years’ reserves, primarily due to net unfavourable development of workers’ compensation loss reserves at Crum & Forster and general liability loss reserves at First Mercury, partially offset by net favourable emergence in the loss reserves of other lines of business. Crum & Forster’s underwriting results in 2011 included 3.7 combined ratio points ($37.3) of net adverse development of prior years’ reserves, primarily due to net unfavourable development of workers’ compensation and latent liability loss reserves, partially offset by a reduction in the provision for uncollectible reinsurance. Current period catastrophe losses of $28.7 (2.4 combined ratio points) in 2012, primarily related to the impact of Hurricane Sandy and tornadoes and flooding in the midwest, central and southeast U.S., compared to current period catastrophe losses of $9.9 (0.9 of a combined ratio point) in 2011, primarily related to the impact of the U.S. tornadoes and Hurricane Irene on the U.S. northeast and the impact of the Japan earthquake and tsunami and second New Zealand (Christchurch) earthquake on First Mercury.

Crum & Forster’s expense ratio (excluding commissions) improved from 20.3% in 2011 to 18.8% in 2012 primarily as a result of a 20.4% year-over-year increase in net premiums earned. Crum & Forster’s commission expense ratio increased from 12.3% in 2011 to 13.0% in 2012 reflecting increased writings of other specialty lines of business where commission rates are higher than on standard lines of business.

Gross premiums written by Crum & Forster increased by 15.2% from $1,327.7 in 2011 to $1,529.7 in 2012, principally as a result of growth of $188.5 in specialty lines of business, including the benefit of approximately $61 of gross premiums written produced by First Mercury’s managing general agency business (in the prior year this business was primarily produced on behalf of insurance carriers outside of the Fairfax group) and also reflected increased writings of excess and surplus casualty lines of business (CoverXSpecialty division), property lines of business (Seneca division) and accident and health lines of business (Fairmont Specialty division). The increase in net premiums written in 2012 by 16.4% was consistent with the increase in gross premiums written. Net pre-

FAIRFAX FINANCIAL HOLDINGS LIMITED

miums earned increased by 20.4% in 2012 reflecting the growth in net premiums written in prior periods. Crum & Forster’s gross premiums written in 2012 and 2011 included $407.8 and $306.0 respectively, of incremental gross premiums written related to the acquisition of First Mercury.

Interest and dividend income of $28.1 in 2012 decreased from $76.8 in 2011 primarily due to sales during 2012 of higher yielding bonds (municipal bonds were sold to affiliates of Fairfax and government and corporate bonds were sold to third parties) and common stocks where the proceeds were reinvested into lower yielding cash and short term investments, the lower average investment portfolio year-over-year following the transfer of investments to Runoff pursuant to the reinsurance transaction discussed above, increased total return swap expense and Crum & Forster’s share of an impairment charge of an associate. The combination of higher net gains on investments (as set out in the table below) and the decreased loss on the repurchase of long term debt (described below), partially offset by lower interest and dividend income and the increased underwriting loss, produced pre-tax income before interest and other of $40.3 in 2012 compared to a pre-tax loss before interest and other of $18.9 in 2011.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	161.2	(196.6)
Equity hedges	(177.5)	69.7
Bonds	169.9	195.5
Preferred stocks	(0.8)	(0.1)
CPI-linked derivatives	(18.3)	(39.0)
Credit default swaps	(8.0)	9.5
Other	(0.3)	1.5

Net gains on investments	126.2	40.5

Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $48.5 in 2012 compared to a decrease of $152.6 in 2011. Cash provided by operating activities of $116.7 in 2012 compared to cash used in operating activities of $15.4 in 2011 (excluding operating cash flow activity related to securities recorded as at FVTPL) with the year-over-year improvement primarily attributable to higher net premium collections, partially offset by lower net investment income received, higher net paid losses and higher operating expenses.

In 2012, Crum & Forster recorded a loss on repurchase of long term debt of $0.8 ($56.5 in 2011) following the redemption of the remaining $6.2 aggregate principal amount of its unsecured senior notes due 2017. During 2011, Fairfax contributed capital to Crum & Forster comprised of its investment in First Mercury ($294.3 in-kind), cash to fund the repayment of First Mercury’s short term debt ($31.3) and to fund the repurchase by Crum & Forster of $323.8 aggregate principal amount of its unsecured senior notes due 2017 ($359.3).

Crum & Forster’s net earnings for the year ended December 31, 2012 produced a return on average equity of 2.0% (0.2% loss on average equity for the year ended December 31, 2011). Crum & Forster’s cumulative net earnings since acquisition on August 13, 1998 have been $1,602.5, and its annual return on average equity since acquisition has been 10.7% (11.4% at December 31, 2011).

Zenith National

Zenith National reported an underwriting loss of $93.1 and a combined ratio of 115.6% in 2012 compared to an underwriting loss of $136.2 and a combined ratio 127.5% in 2011. Net premiums earned increased from $495.8 in 2011 to $597.0 in 2012 reflecting premium rate increases, strong renewal retention and the ability to write new business. The improvement in Zenith National’s combined ratio in 2012 reflected a 6.3 percentage point decrease in Zenith National’s expense ratio (excluding commissions) as a result of a 20.4% year-over-year increase in net premiums earned and the absence of any net adverse development of prior years’ loss reserves in 2012 which added 4.9 percentage point points ($24.5) to the combined ratio in 2011.

Interest and dividend income decreased from $48.1 in 2011 to $21.5 in 2012 reflecting the sale of higher-yielding long-term U.S. government bonds in the fourth quarter of 2011 and the second quarter of 2012 with reinvestment in lower-yielding short-term investments and equity securities. In addition, losses incurred in connection with a limited partnership investment and total return swap expense (acquired as an economic hedge of equity investments) further reduced investment income in 2012. The combination of the significant decrease in net gains on investments (as set out in the table below) and decreased interest and dividend income, partially offset by the lower underwriting loss year-over-year, produced a pre-tax loss before interest and other of $50.5 in 2012 compared to pre-tax income before interest and other of $89.5 in 2011.

	2012	2011
Common stocks, limited partnerships and equity derivatives (excluding equity hedges)	15.5	(35.4)
Equity hedges	(26.2)	9.7
Bonds	34.7	206.0
Preferred stocks	6.5	(2.8)
CPI-linked derivatives	(11.2)	(0.5)
Other	1.8	0.6

Net gains on investments	21.1	177.6

At December 31, 2012, Zenith National had cash and cash equivalents of $28.8 ($16.7 at December 31, 2011). Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $5.0 in 2011 to $36.7 in 2012 primarily as a result of increased premium collections, which more than offset the reduced investment income received. Zenith National received $24.0 from the commutation of a reinsurance agreement, recorded as cash provided by operating activities in 2011.

Set out below are the balance sheets for U.S. Insurance as at December 31, 2012 and 2011.

	2012				2011
	Crum & Forster	Zenith National(1)	Inter- company	Total	Crum & Forster	Zenith National(1)	Inter- company	Total
Assets
Holding company cash and investments	2.0	14.8	–	16.8	1.6	19.5	–	21.1
Insurance contract receivables	214.1	182.0	–	396.1	226.7	164.6	–	391.3
Portfolio investments	3,552.7	1,661.5	–	5,214.2	3,303.4	1,701.3	–	5,004.7
Deferred premium acquisition costs	94.5	6.9	–	101.4	93.2	4.1	–	97.3
Recoverable from reinsurers	1,454.1	176.4	–	1,630.5	1,430.2	197.9	–	1,628.1
Deferred income taxes	156.3	1.0	–	157.3	165.1	–	–	165.1
Goodwill and intangible assets	149.7	472.7	–	622.4	155.3	480.4	–	635.7
Due from affiliates	0.3	0.1		0.4	19.0	–		19.0
Other assets	140.0	69.0	–	209.0	116.1	73.3	–	189.4
Investments in Fairfax affiliates	126.5	–	(29.4)	97.1	133.9	–	(29.4)	104.5

Total assets	5,890.2	2,584.4	(29.4)	8,445.2	5,644.5	2,641.1	(29.4)	8,256.2

Liabilities
Accounts payable and accrued liabilities	194.4	58.8	–	253.2	234.3	55.7	–	290.0
Short sale and derivative obligations	18.4	9.6	–	28.0	4.3	2.1	–	6.4
Due to affiliates	42.3	–	–	42.3	26.8	–	–	26.8
Funds withheld payable to reinsurers	322.5	–	–	322.5	318.0	0.1	–	318.1
Provision for losses and loss adjustment expenses	3,290.6	1,292.3	–	4,582.9	3,079.2	1,222.2	–	4,301.4
Provision for unearned premiums	542.3	214.0	–	756.3	501.7	191.0	–	692.7
Deferred income taxes	–	–	–	–	–	26.1	–	26.1
Long term debt	41.4	38.1	–	79.5	47.0	38.0	–	85.0

Total liabilities	4,451.9	1,612.8	–	6,064.7	4,211.3	1,535.2	–	5,746.5

Total equity	1,438.3	971.6	(29.4)	2,380.5	1,433.2	1,105.9	(29.4)	2,509.7

Total liabilities and total equity	5,890.2	2,584.4	(29.4)	8,445.2	5,644.5	2,641.1	(29.4)	8,256.2

(1)

These balance sheets differ from those published by Zenith National, primarily due to differences between IFRS and US GAAP and acquisition accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Zenith National in 2010. Excluding these acquisition accounting adjustments, Zenith National’s IFRS total equity was $578.0 at December 31, 2012 ($707.5 at December 31, 2011).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Significant changes to the balance sheet of U.S. Insurance at December 31, 2012 compared to December 31, 2011 primarily reflected growth in the year-over-year business volumes at Crum & Forster and Zenith National (described above) which increased the provisions for losses and loss adjustment expenses and unearned premiums in 2012. The increase in provision for losses and loss adjustment expenses at Crum & Forster also reflected net strengthening of prior years’ reserves (described above). Portfolio investments increased principally as a result of net appreciation of U.S. state and municipal bonds and common stocks and cash provided by operating activities, partially offset by net unrealized depreciation related to derivatives (principally short equity index total return swaps and CPI-linked derivatives) and dividends paid to Fairfax. In 2012, Zenith National recognized a net deferred income tax asset of $1.0 compared to a net deferred income tax liability of $26.1 in 2011, with the change principally related to increased operating loss carryovers recognized during 2012. Long term debt decreased in 2012 following the repurchase by Crum & Forster of $6.2 aggregate principal amount of its unsecured senior notes due 2017. Total equity of U.S. Insurance decreased by $129.2 in 2012 reflecting dividends paid to Fairfax and affiliates by Zenith National and Crum & Forster of $100.0 (2011 – $40.0) and $63.0 (2011 – $104.0) respectively, and the net loss of Zenith National of $35.2 (2011 – net earnings of $54.3), partially offset by the net earnings of Crum & Forster of $29.3 (2011 – net loss of $1.8). Crum & Forster’s total equity also reflected an increase of $37.6 in 2012 in connection with the redemption by OdysseyRe of a portion of its common stock which was owned by Crum & Forster and carried at cost of $7.4 as an investment in Fairfax affiliate on the balance sheet of U.S. Insurance. The difference between the cash redemption proceeds of $45.0 received from OdysseyRe and the carrying value was recognized as a direct increase to Crum & Forster’s total equity.

Crum & Forster’s investments in Fairfax affiliates as at December 31, 2012, consisted of:

Affiliate	% interest
TRG Holdings	1.4%
Advent	13.8%
OdysseyRe	8.5%
Zenith National	2.0%

Asian Insurance – Fairfax Asia

	2012	2011
Underwriting profit	30.1	34.4

Loss & LAE – accident year	78.8%	81.6%
Commissions	2.5%	2.3%
Underwriting expenses	12.8%	9.3%

Combined ratio – accident year	94.1%	93.2%
Net favourable development	(7.1)%	(10.0)%

Combined ratio – calendar year	87.0%	83.2%

Gross premiums written	515.2	451.7

Net premiums written	240.6	213.7

Net premiums earned	231.4	204.1

Underwriting profit	30.1	34.4
Interest and dividends	36.2	(13.7)

Operating income	66.3	20.7
Net gains (losses) on investments	0.3	(15.6)

Pre-tax income before interest and other	66.6	5.1

Net earnings (loss)	53.8	(6.9)

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Limited, Malaysian-based The Pacific Insurance Berhad, 40.5%-owned Bangkok-based Falcon Insurance Public Company Limited (“Falcon Thailand”) and 26%-owned Mumbai-based ICICI Lombard General Insurance Company Limited (“ICICI Lombard”), India’s largest (by market share) private general insurer (the remaining 74% interest is held by ICICI Bank, India’s second largest commercial bank). Falcon Thailand and ICICI Lombard are reported under the equity method of accounting.

On March 24, 2011, the company completed the acquisition of all of the outstanding common shares of Pacific Insurance and commenced consolidating the assets, liabilities and results of operations of Pacific Insurance since acquisition within the Insurance – Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia.

Underwriting results for Fairfax Asia in 2012 featured an underwriting profit of $30.1 and a combined ratio of 87.0% compared to an underwriting profit of $34.4 and a combined ratio of 83.2% in 2011. The combined ratios in 2012 for First Capital, Falcon and Pacific Insurance were 79.0%, 98.4% and 90.8% (2011 – 73.2%, 99.7% and 95.3%) respectively. The underwriting results in 2012, included 7.1 combined ratio points ($16.4) of net favourable development of prior years’ reserves (primarily at First Capital attributable to commercial automobile, marine hull and workers’ compensation loss reserves, partially offset by net adverse development on property loss reserves related to the Thailand floods) compared to 10.0 combined ratio points ($20.4) of net favourable development of prior years’ reserves in 2011 (primarily at First Capital attributable to commercial automobile, marine hull and workers’ compensation loss reserves). During 2012, gross premiums written, net premiums written and net premiums earned increased by 14.1%, 12.6% and 13.4% respectively, primarily as a result of increased writings of property and engineering lines of business at First Capital and the year-over-year impact of the consolidation of Pacific Insurance. Fairfax Asia’s expense ratio (excluding commissions) increased from 9.3% in 2011 to 12.8% in 2012 primarily due to increased compensation expense at First Capital consistent with its growth, partially offset by a 13.4% increase in net premiums earned in 2012.

Interest and dividend income increased from an expense of $13.7 in 2011 to income of $36.2 in 2012. Interest and dividend income in 2012 included Fairfax Asia’s share of the profit of ICICI Lombard of $12.9 compared to the share of the loss of ICICI Lombard of $36.1 in 2011. The profit of ICICI Lombard in 2011 was adversely affected by reserve strengthening related to its mandatory pro-rata participation in the Indian commercial vehicle insurance pool, partially offset by net mark-to-market gains on the ICICI Lombard investment portfolio. Fairfax Asia’s interest and dividend income, excluding its share of the profit and loss of associates, decreased modestly from $21.9 in 2011 to $21.2 in 2012 reflecting increases in total return swap expense and investment management and administration fees, partially offset by higher interest and dividends earned on a larger average investment portfolio as a result of the consolidation of Pacific Insurance.

The year-over-year improvement in the performance of investments (as set out in the table below) and increased interest and dividend income, partially offset by lower underwriting profit, produced pre-tax income before interest and other of $66.6 in 2012 compared to pre-tax income of $5.1 in 2011.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	12.9	(16.2)
Equity hedges	(16.4)	8.3
Bonds	17.3	(12.9)
Preferred stocks	(2.5)	1.2
Foreign currency	(10.9)	3.8
Other	(0.1)	0.2

Net gains (losses) on investments	0.3	(15.6)

As at December 31, 2012, the company had invested a total of $107.9 to acquire and maintain its 26% interest in ICICI Lombard and carried this investment at $75.3 under the equity method of accounting (fair value of $223.9 as disclosed in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2012). The company’s investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the twelve month period ended September 30, 2012, ICICI Lombard’s gross premiums written increased in Indian rupees by 17.9% over the comparable 2011 period, with a combined ratio of 108.2% (excluding the impact of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool). The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2012 as recent new entrants continue to increase their market share. With a 9.8% market share, 4,377 employees and 309 offices across India, ICICI Lombard is India’s largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Fairfax Asia as at December 31, 2012 and 2011:

	2012	2011
Assets
Insurance contract receivables	101.4	84.7
Portfolio investments	972.8	809.2
Deferred premium acquisition costs	23.8	21.9
Recoverable from reinsurers	507.2	387.7
Goodwill and intangible assets	30.8	29.9
Due from affiliates	5.9	5.1
Other assets	34.8	32.9

Total assets	1,676.7	1,371.4

Liabilities
Accounts payable and accrued liabilities	191.8	193.8
Income taxes payable	8.6	10.8
Short sale and derivative obligations	3.9	4.8
Due to affiliates	0.8	0.4
Funds withheld payable to reinsurers	94.1	43.7
Provision for losses and loss adjustment expenses	610.4	470.3
Provision for unearned premiums	227.8	187.3
Deferred income taxes	9.0	1.9

Total liabilities	1,146.4	913.0

Total equity	530.3	458.4

Total liabilities and total equity	1,676.7	1,371.4

The Fairfax Asia balance sheet in 2012 reflected the currency translation effect of the appreciation of the Singapore dollar relative to the U.S. dollar (appreciation of 6.2% on a year-over-year basis). In addition to this currency translation effect, which caused year-over-year increases in portfolio investments, recoverable from reinsurers, provision for losses and loss adjustment expenses and reserve for unearned premiums, the following factors also impacted Fairfax Asia’s balance sheet in 2012: Insurance contracts receivable, provision for losses and loss adjustment expenses and provision for unearned premiums increased reflecting growth in year-over-year business volumes, principally at First Capital (described above). Funds withheld payable to reinsurers increased as a result of additional reinsurance purchased during the year by First Capital commensurate with its growth in business volumes. Total equity at Fairfax Asia increased by $71.9 in 2012 primarily reflecting net earnings of $53.8 and increased accumulated other comprehensive income (principally as a result of the currency translation effect described above, partially offset by unrealized foreign currency translation losses related to the appreciation of the U.S. dollar relative to the Indian Rupee at ICICI Lombard).

Reinsurance – OdysseyRe(1)

	2012	2011
Underwriting profit (loss)	266.6	(336.0)

Loss & LAE – accident year	67.7%	92.6%
Commissions	19.0%	17.4%
Underwriting expenses	8.4%	9.3%

Combined ratio – accident year	95.1%	119.3%
Net favourable development	(6.6)%	(2.6)%

Combined ratio – calendar year	88.5%	116.7%

Gross premiums written	2,773.2	2,420.7

Net premiums written	2,402.3	2,089.7

Net premiums earned	2,315.3	2,014.7

Underwriting profit (loss)	266.6	(336.0)
Interest and dividends	127.5	259.1

Operating income (loss)	394.1	(76.9)
Net gains on investments	267.2	142.0
Loss on repurchase of long term debt	–	(6.1)

Pre-tax income before interest and other	661.3	59.0

Net earnings	394.9	14.3

(1)

These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

As of January 1, 2011, the company has presented the assets, liabilities and results of operations of Clearwater Insurance in the Runoff reporting segment following the transfer of ownership of Clearwater Insurance from OdysseyRe to TIG Group. Clearwater Insurance is an insurance company which has been in runoff since 1999.

The substantial reduction in catastrophe losses (as set out in the table below) and increased net favourable development of prior years’ reserves contributed to the significant improvement in the underwriting performance of OdysseyRe, producing an underwriting profit of $266.6 and a combined ratio of 88.5% in 2012 compared to an underwriting loss of $336.0 and a combined ratio of 116.7% in 2011. OdysseyRe’s combined ratios in 2012 benefited from 6.6 combined ratio points ($152.0) of net favourable development of prior years’ reserves, primarily related to net favourable emergence on prior years’ catastrophe loss reserves (principally the Japan earthquake and tsunami, Chilean earthquake, Thailand floods and Hurricane Irene) and casualty and property loss reserves in the U.S. and Europe. OdysseyRe’s combined ratio in 2011 included 2.6 combined ratio points ($51.4) of net favourable development of prior years’ reserves, principally related to net favourable emergence on prior years’ catastrophe, healthcare and financial products loss reserves.

OdysseyRe’s commission expense ratio increased from 17.4% in 2011 to 19.0% in 2012 primarily as a result of a new property quota share reinsurance contract that carried a higher commission rate and decreased reinstatement premiums earned during 2012 (which do not attract commissions). OdysseyRe’s expense ratio (excluding commissions) decreased from 9.3% in 2011 to 8.4% in 2012 primarily as a result of a 14.9% year-over-year increase in net premiums earned, partially offset by higher personnel costs and infrastructure-related expenses.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting results of OdysseyRe in the years ended December 31, 2012 and 2011 respectively, were comprised as follows:

	2012			2011
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Sandy	175.0	7.7		–	–
Hurricane Isaac	10.0	0.4		–	–
Italy earthquake	10.3	0.4		–	–
Japan earthquake and tsunami	–	–		381.1	18.9
Thailand floods	–	–		150.0	7.4
New Zealand (Christchurch) earthquake	–	–		28.1	1.4
U.S. tornadoes	–	–		26.3	1.3
Hurricane Irene	–	–		17.9	0.9
Other	87.9	3.9		131.4	6.8

	283.2	12.4	points	734.8	36.7	points

(1)	Net of reinstatement premiums.

Gross premiums written in 2012 increased by 14.6% from $2,420.7 in 2011 to $2,773.2 in 2012 primarily as a result of two new quota share reinsurance contracts, growth in U.S. crop and umbrella lines of business and increased writings by Hudson Insurance of U.S. property business formerly underwritten by Northbridge prior to May 1, 2012 (this renewal rights transfer is described in the Northbridge section of this MD&A), partially offset by planned decreases in writings of U.S. healthcare and casualty lines of business and lower reinstatement premiums received on a year-over-year basis. The two new quota share reinsurance contracts relate to property risks in Florida and multiline risks in Brazil and contributed $308.9 to gross premiums written in 2012. Net premiums written increased by 15.0% from $2,089.7 in 2011 to $2,402.3 in 2012, consistent with the growth in gross premiums written. Net premiums earned in 2012 included an adjustment of $49.5 to reflect the earning into income of certain U.S. Insurance lines of business to the end of the period (previously, these lines of business were earned into income on a two month lag). The effect of this adjustment on underwriting profit was not significant. Excluding this adjustment, net premiums earned in 2012 increased by 12.5%, reflecting the growth in net premiums earned on the Florida quota share reinsurance contract of $136.9, growth in the crop line of business of $21.0 and increased writings of property catastrophe reinsurance.

Interest and dividend income decreased from $259.1 in 2011 to $127.5 in 2012 primarily reflecting lower investment income earned as a result of sales in late 2011 and early 2012 of higher yielding government and corporate bonds, where the proceeds were reinvested into lower yielding cash and short term investments and common stocks, increased total return swap expense and OdysseyRe’s share of an impairment charge recorded by an associate. In 2011, OdysseyRe recorded a loss on repurchase of long term debt of $6.1 following the repurchase of $42.1 aggregate principal amount of its unsecured senior notes due 2013.

The substantial year-over-year improvement in underwriting profitability, the significant increase in net gains on investments (as set out in the table below) and the absence of loss on repurchase of long term debt in 2012, partially offset by lower interest and dividend income, produced pre-tax income before interest and other of $661.3 in 2012 compared to pre-tax income before interest and other of $59.0 in 2011.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	306.5	(251.1)
Equity hedges	(298.1)	151.2
Bonds	362.4	416.7
Preferred stocks	(9.5)	(0.6)
CPI-linked derivatives	(56.9)	(120.0)
Foreign currency	(31.5)	(52.7)
Other	(5.7)	(1.5)

Net gains on investments	267.2	142.0

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, increased by $202.9 in 2012 compared to a decrease of $559.1 in 2011. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased to $263.8 in 2012 from $163.8 in 2011 primarily as a result of increased net premiums collected and lower net catastrophe losses paid, partially offset by lower investment income received.

Set out below are the balance sheets for OdysseyRe as at December 31, 2012 and 2011:

	2012(1)	2011(1)
Assets
Holding company cash and investments	310.1	167.0
Insurance contract receivables	741.6	701.1
Portfolio investments	8,569.8	8,099.8
Deferred premium acquisition costs	201.6	159.5
Recoverable from reinsurers	984.9	969.1
Deferred income taxes	93.5	230.1
Goodwill and intangible assets	164.4	158.2
Due from affiliates	2.0	6.5
Other assets	131.3	108.9
Investments in Fairfax affiliates	181.4	181.4

Total assets	11,380.6	10,781.6

Liabilities
Accounts payable and accrued liabilities	526.3	471.7
Income taxes payable	25.9	3.2
Short sale and derivative obligations	88.2	81.9
Due to affiliates	16.8	0.7
Funds withheld payable to reinsurers	5.8	29.0
Provision for losses and loss adjustment expenses	5,656.3	5,557.2
Provision for unearned premiums	834.4	739.5
Long term debt	446.0	444.8

Total liabilities	7,599.7	7,328.0

Total equity	3,780.9	3,453.6

Total liabilities and total equity	11,380.6	10,781.6

(1)

These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe’s IFRS total equity was $3,673.1 at December 31, 2012 ($3,344.6 at December 31, 2011).

The OdysseyRe balance sheet at December 31, 2012 reflected the currency translation effect of the appreciation of the principal currencies in which OdysseyRe’s divisions conduct significant business (the euro, the Canadian dollar and the British pound sterling) relative to the U.S. dollar. In addition to this currency translation effect, which caused year-over-year increases in insurance contracts receivable, portfolio investments, recoverable from reinsurers, provision for losses and loss adjustment expenses and reserve for unearned premiums, the following factors also impacted OdysseyRe’s balance sheet in 2012: Portfolio investments increased principally as a result of net appreciation of U.S. state and municipal bonds and common stocks and cash provided by operating activities, partially offset by net unrealized depreciation related to derivatives (principally short equity index total return swaps and CPI-linked derivatives) and dividends remitted by OdysseyRe’s operating companies. Deferred premium acquisition costs and the provision for unearned premiums increased primarily as a result of the two new quota share reinsurance contracts (described above). Deferred income taxes decreased primarily as a result of increased net unrealized gains on investments. The increase in accounts payable and accrued liabilities primarily related to OdysseyRe’s obligation to reimburse the government agency responsible for managing crop insurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

in the U.S. for losses paid on behalf of OdysseyRe associated with its growing crop insurance line of business. Provision for losses and loss adjustment expenses increased as a result of the loss reserves related to the current accident year (including Hurricane Sandy), partially offset by settlements of prior years’ claims (largely related to catastrophe claims) and net favourable development of prior years’ reserves (described above). Total equity at OdysseyRe increased $327.3 in 2012 primarily as a result of net earnings of $394.9, partially offset by a decrease of $45.0 following the redemption of a portion of OdysseyRe’s common stock (which was owned by a subsidiary of Crum & Forster).

OdysseyRe’s investments in Fairfax affiliates as at December 31, 2012, consisted of:

Affiliate	% interest
Fairfax Asia	17.4%
Advent	17.0%
Zenith National	6.2%

Insurance and Reinsurance – Other

	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	11.2	(3.1)	(14.0)	(15.9)	–	(21.8)

Loss & LAE – accident year	68.2%	76.7%	77.4%	86.4%	–	74.0%
Commissions	23.0%	23.3%	12.2%	2.0%	–	19.8%
Underwriting expenses	1.4%	15.2%	5.1%	56.8%	–	10.6%

Combined ratio – accident year	92.6%	115.2%	94.7%	145.2%	–	104.4%
Net adverse (favourable) development	2.1%	(13.5)%	20.6%	2.2%	–	(0.1)%

Combined ratio – calendar year	94.7%	101.7%	115.3%	147.4%	–	104.3%

Gross premiums written	210.6	250.4	115.5	113.8	(38.7)	651.6

Net premiums written	206.6	187.3	95.0	41.7	–	530.6

Net premiums earned	207.6	181.8	91.3	33.6	–	514.3

Underwriting profit (loss)	11.2	(3.1)	(14.0)	(15.9)	–	(21.8)
Interest and dividends	21.6	10.2	7.2	(1.4)	–	37.6

Operating income (loss)	32.8	7.1	(6.8)	(17.3)	–	15.8
Net gains on investments	197.5	18.7	10.3	9.1	–	235.6

Pre-tax income (loss) before interest and other	230.3	25.8	3.5	(8.2)	–	251.4

Net earnings (loss)	236.9	0.1	2.6	(8.2)	–	231.4

	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting loss	(88.2)	(100.7)	(7.3)	(10.5)	–	(206.7)

Loss & LAE – accident year	118.7%	131.3%	73.3%	82.8%	–	115.2%
Commissions	23.2%	23.4%	19.2%	(7.9)%	–	21.9%
Underwriting expenses	1.6%	19.0%	7.9%	120.1%	–	11.7%

Combined ratio – accident year	143.5%	173.7%	100.4%	195.0%	–	148.8%
Net adverse (favourable) development	(3.7)%	(20.5)%	8.4%	2.6%	–	(7.9)%

Combined ratio – calendar year	139.8%	153.2%	108.8%	197.6%	–	140.9%

Gross premiums written	184.5	326.1	105.2	102.8	(72.3)	646.3

Net premiums written	180.7	193.9	87.7	22.3	–	484.6

Net premiums earned	221.7	189.3	83.1	10.8	–	504.9

Underwriting loss	(88.2)	(100.7)	(7.3)	(10.5)	–	(206.7)
Interest and dividends	23.4	18.1	4.0	1.9	–	47.4

Operating loss	(64.8)	(82.6)	(3.3)	(8.6)	–	(159.3)
Net gains (losses) on investments	(45.9)	55.8	9.3	2.9	–	22.1

Pre-tax income (loss) before interest and other	(110.7)	(26.8)	6.0	(5.7)	–	(137.2)

Net earnings (loss)	(111.6)	(31.0)	4.6	(7.2)	–	(145.2)

Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone Managing Agency Limited (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. This transaction has not been reflected in the table above for the reason set out in the Runoff section of this MD&A. Had that reinsurance-to-close transaction been reflected in the table above, net premiums written and net premiums earned would have decreased by $62.2 and ceded losses on claims would have increased by $62.2 with the result that Advent’s underwriting profit would be unchanged in 2012. The transfer of the net insurance liabilities of Syndicate 3330 to Runoff is consistent with the company’s strategy of gradually consolidating all of its runoff operations under the supervision of RiverStone management.

The underwriting loss produced by Insurance and Reinsurance – Other in 2012 of $21.8 (combined ratio of 104.3%) decreased significantly from the underwriting loss of $206.7 (combined ratio of 140.9%) in 2011 as a result of lower current period catastrophe losses, partially offset by the decrease in net favourable development of prior years’ reserves. The combined ratio in 2012 included 11.5 combined ratio points ($58.9) of current period catastrophe losses (net of reinstatement premiums), principally related to Hurricane Sandy (7.9 combined ratio points ($40.7)). The combined ratio in 2011 included 49.1 combined ratio points ($247.7) of current period catastrophe losses (net of reinstatement premiums) primarily related to the Japan earthquake and tsunami (16.9 combined ratio points ($87.1)), Thailand floods (10.0 combined ratio points ($51.5)), New Zealand (Christchurch) earthquake (6.9 combined ratio points ($34.5)) and the U.S. tornadoes (5.7 combined ratio points ($32.5)).

The underwriting results in 2012 included 0.1 of a combined ratio point ($0.6) of net favourable development of prior years’ reserves (principally comprised of net favourable development on discontinued commercial property binder and open market property insurance loss reserves at Advent, partially offset by net adverse development on commercial automobile loss reserves at Polish Re) compared to 7.9 combined ratio points ($39.7) of net favourable development of prior years’ reserves in 2011 (principally comprised of net favourable development across most lines of business at Advent and reserve releases across a number of cedants at Group Re, partially offset by net adverse development on commercial automobile loss reserves at Polish Re).

Gross premiums written increased by 0.8% from $646.3 in 2011 to $651.6 in 2012. Excluding the unearned premium portfolio transfer which suppressed gross premiums written (and net premiums written) by Group Re in 2011 by $42.3 (described in the Northbridge section of this MD&A), gross premiums written deceased by 5.4% from $688.6 in 2011 to $651.6 in 2012, primarily reflecting the non-renewal of certain classes of business where terms and conditions were considered inadequate (Advent), lower reinstatement premiums received year-over-

FAIRFAX FINANCIAL HOLDINGS LIMITED

year as a result of reduced catastrophe losses in 2012 (Advent) and the unfavourable effect of foreign currency translation (Fairfax Brasil), partially offset by growth across most lines of business (Fairfax Brasil) and growth in third party catastrophe reinsurance and retrocessional business reflecting improving terms and conditions (Group Re).

Excluding the impact of the unearned premium portfolio transfer, net premiums written increased by 0.7% from $526.9 in 2011 to $530.6 in 2012 reflecting many of the same factors which affected gross premiums written and also included a reduction in third party excess of loss reinsurance purchased (Advent), decreased usage of reinsurance (Fairfax Brasil) and lower reinstatement premiums paid year-over-year as a result of reduced catastrophe losses in 2012 (Advent). Net premiums earned increased by 1.9% in 2012, consistent with the increase in net premiums written.

Interest and dividend income decreased from $47.4 in 2011 to $37.6 in 2012 principally reflecting decreased holdings on a year-over-year basis of higher yielding government bonds where the proceeds from sales were reinvested into lower yielding cash and short term investments, higher investment management and administration fees and increased total return swap expense, partially offset by Group Re’s share of the profit of an associate. Gain on disposition of associate in the table below reflects the net gain of $167.0 on the sale of the company’s investment in Cunningham Lindsey.

The significant increase in net gains on investments (as set out in the table below) and the improvement in underwriting profitability, partially offset by lower interest and dividend income, produced pre-tax income before interest and other of $251.4 in 2012 compared to a pre-tax loss before interest and other of $137.2 in 2011.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	37.3	(60.7)
Equity hedges	(21.9)	1.9
Bonds	61.4	79.9
Preferred stocks	1.3	(0.8)
CPI-linked derivatives	(3.8)	(9.8)
Gain on disposition of associate	167.0	7.0
Other	(5.7)	4.6

Net gains on investments	235.6	22.1

Set out below are the balance sheets for Insurance and Reinsurance – Other as at December 31, 2012 and 2011.

	2012						2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Assets
Insurance contract receivables	32.7	86.2	28.6	56.8	(27.1)	177.2	39.9	118.4	14.9	57.4	(38.8)	191.8
Portfolio investments	1,025.2	576.8	181.1	87.6	–	1,870.7	828.7	584.2	134.2	62.5	–	1,609.6
Deferred premium acquisition costs	18.0	14.0	6.6	9.2	(1.3)	46.5	16.9	12.2	6.4	7.1	(1.6)	41.0
Recoverable from reinsurers	1.4	152.9	28.1	122.4	(101.2)	203.6	0.2	247.7	20.1	77.9	(121.5)	224.4
Deferred income taxes	–	20.4	–	–	–	20.4	–	28.6	–	–	–	28.6
Goodwill and intangible assets	–	4.3	14.0	0.2	–	18.5	–	4.3	12.1	0.3	–	16.7
Due from affiliates	7.7	–	–	–	–	7.7	10.6	11.0	–	–	–	21.6
Other assets	17.9	12.4	8.2	16.7	–	55.2	8.7	12.6	7.1	1.1	–	29.5
Investments in fairfax affiliates	66.4	–	–	–	(38.0)	28.4	71.1	–	–	–	(37.1)	34.0

Total assets	1,169.3	867.0	266.6	292.9	(167.6)	2,428.2	976.1	1,019.0	194.8	206.3	(199.0)	2,197.2

Liabilities
Accounts payable and accrued liabilities	0.8	34.0	4.2	72.8	(0.9)	110.9	0.8	44.2	2.7	70.4	1.5	119.6
Income taxes payable	–	–	–	0.1	–	0.1	–	–	–	0.1	–	0.1
Short sale and derivative obligations	5.2	2.2	–	–	–	7.4	–	2.0	–	–	–	2.0
Due to affiliates	3.7	1.7	–	–	–	5.4	–	0.1	0.6	2.7	–	3.4
Funds withheld payable to reinsurers	–	20.7	7.9	0.4	(28.5)	0.5	–	34.2	2.2	–	(36.3)	0.1
Provision for losses and loss adjustment expenses	556.5	493.7	136.0	93.6	(89.1)	1,190.7	567.5	634.3	90.4	32.1	(109.8)	1,214.5
Provision for unearned premiums	70.4	70.2	33.1	83.0	(11.1)	245.6	70.3	69.6	25.0	68.6	(17.3)	216.2
Deferred income taxes	–	–	1.4	–	–	1.4	–	–	0.6	–	–	0.6
Long term debt	–	92.8	–	–	–	92.8	–	92.6	–	–	–	92.6

Total liabilities	636.6	715.3	182.6	249.9	(129.6)	1,654.8	638.6	877.0	121.5	173.9	(161.9)	1,649.1

Total equity	532.7	151.7	84.0	43.0	(38.0)	773.4	337.5	142.0	73.3	32.4	(37.1)	548.1

Total liabilities and total equity	1,169.3	867.0	266.6	292.9	(167.6)	2,428.2	976.1	1,019.0	194.8	206.3	(199.0)	2,197.2

Significant changes to the balance sheet of Insurance and Reinsurance – Other at December 31, 2012 compared to December 31, 2011 primarily reflected lower catastrophe losses at Advent which decreased recoverable from reinsurers and provision for losses and loss adjustment expenses, partially offset by the continued expansion of Fairfax Brasil which increased portfolio investments, recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. The following factors also impacted the Insurance and Reinsurance – Other balance sheet in 2012: Portfolio investments increased principally as a result of the realized gain on the sale of the company’s investment in Cunningham Lindsey, net appreciation of U.S. state and municipal bonds, other government bonds and common stocks and capital contributions received from Fairfax, partially offset by net unrealized depreciation principally related to short equity index total return swaps and dividends paid to Fairfax. Total equity of the Insurance and Reinsurance – Other segment increased $225.3 in 2012 primarily as a result of net earnings of $231.4 and capital contributions from Fairfax of $177.3 to support capital adequacy and fund growth, partially offset by $197.1 of dividends paid to Fairfax.

Insurance and Reinsurance – Other’s investments in Fairfax affiliates as at December 31, 2012, consisted of:

Affiliate	% interest
Ridley	26.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff

The Runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (“TRG”), which was comprised of the runoff management expertise and experienced personnel of TRG and TRG’s wholly-owned insurance subsidiary in runoff, International Insurance Company (“IIC”). The Runoff segment currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company (the company resulting from the December 2002 merger of TIG Insurance Company and IIC), the Fairmont legal entities placed in runoff on January 1, 2006, General Fidelity since August 17, 2010, Clearwater Insurance since January 1, 2011 and Valiant Insurance since July 1, 2011, and the European Runoff group, consisting of RiverStone Insurance (UK), Syndicate 3500, RiverStone Insurance (since October 12, 2012) and nSpire Re (prior to its voluntary liquidation which was substantially complete as at December 31, 2012). Both groups are managed by the dedicated RiverStone runoff management operation which has 287 employees in the U.S. and the U.K.

On December 21, 2012, RiverStone (UK) agreed to reinsure the runoff portfolio of the Eagle Star group of companies currently owned by the Zurich group and comprised primarily of London market and U.S. casualty business related to accident years 1990 and prior (the “Eagle Star reinsurance transaction”). In 2013, the company expects to complete a Part VII transfer of this business pursuant to the Financial Services and Markets Act 2000 of the United Kingdom which will formally transfer these net loss reserves to RiverStone (UK) by way of a court sanctioned novation. RiverStone (UK) received a premium of $183.5 ($149.3 in cash with the balance receivable prior to the completion of the Part VII transfer) as consideration for the assumption of $130.9 of net loss reserves and recognized a gain of $52.6 in operating income. The value of the net loss reserves assumed reflected the best estimate of RiverStone (UK) based on its in-depth review which formed part of its due diligence.

On October 12, 2012, the company’s UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in Brit Insurance Limited (renamed RiverStone Insurance Limited (“RiverStone Insurance”) on October 15, 2012) for cash purchase consideration of $335.1 (208.3 British pound sterling). The purchase consideration for this acquisition was primarily financed internally by the company’s runoff subsidiaries. At the date of acquisition, the fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of RiverStone Insurance were $1,308.2, $1,833.7 and $883.4 respectively. The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company’s financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. In 2012, the Runoff reporting segment included the impact of the policies in-force at RiverStone Insurance on the date of acquisition which will runoff under the supervision of RiverStone (UK) which increased net premiums earned, losses on claims and operating expenses by $30.1, $18.1 and $10.5 respectively (a net increase of $1.5 to Runoff’s operating income in 2012).

As a result of the progress made by European Runoff in managing and reducing the claims reserves of RiverStone (UK), a plan was implemented in early 2012 to wind up the operations of nSpire Re (the “voluntary liquidation”). Accordingly, all of the reinsurance contracts between nSpire Re and RiverStone (UK) were commuted (with no impact on the Runoff segment or the company’s consolidated financial reporting) and the remaining reinsurance contracts between nSpire Re and other Fairfax affiliates were novated to Group Re (Wentworth Insurance). As part the novation, Group Re received cash and investments of $17.7 as consideration for the assumption of net loss reserves of $17.7. The company’s consolidated financial reporting was unaffected by the novation, however, in its segmented financial reporting, the company recorded this transaction as a loss portfolio transfer where the assets acquired and liabilities assumed by Group Re were recognized as direct increases to the assets and liabilities of the Group Re segment balance sheet. The statements of earnings of the Group Re and Runoff segments were unaffected by these novations.

Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone Managing Agency Limited (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. Accordingly, Syndicate 3500 received cash and investments and other net assets of $62.2 as consideration for the assumption of net loss reserves of $62.2. The company’s management does not consider the initial effects of this reinsurance-to-close transaction between affiliates in its assessment of the performance of Advent and Runoff and as a result, the tables in this MD&A which set out the operating results of Advent and Runoff do not give effect to this transaction. Had this reinsurance-to-close transaction been reflected in the operating results of the Runoff segment, gross premiums written, net premiums written and net premiums earned would have increased by $62.2 and losses on claims would have increased by $62.2 with Runoff’s operating income remaining unchanged in 2012.

Effective January 1, 2012, all of the net insurance liabilities of Syndicate 535 and Syndicate 1204 were novated to Syndicate 3500 resulting in the receipt by Syndicate 3500 of $14.6 of cash and investments and other net assets as consideration for the assumption of net loss reserves of $14.6. Syndicate 535 and Syndicate 1204 are Lloyd’s syndicates that were unrelated to Fairfax and its affiliates prior to this transaction. In its consolidated financial reporting, the company recorded this transaction as a loss portfolio transfer with the assets acquired and liabilities assumed recognized as direct increases to the assets and liabilities of the Runoff segment balance sheet (and the consolidated balance sheet). The statement of earnings of the Runoff segment (and the consolidated statement of earnings) was unaffected by this transaction.

On December 31, 2011, Crum & Forster reinsured 100% of its net latent exposures through the cession to Runoff (Clearwater Insurance) of substantially all of its liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998, exclusive of workers’ compensation and surety related liabilities. Pursuant to this transaction, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities. The company accounted for this transaction in its consolidated financial reporting in the same manner as the reinsurance-to-close of the net insurance liabilities of Advent’s runoff Syndicate 3330.

On July 1, 2011, the company reclassified the assets, liabilities and results of operations of Valiant Insurance, a wholly-owned subsidiary of First Mercury, from the U.S. Insurance reporting segment to the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to the TIG Group. Periods prior to July 1, 2011, have not been restated as the impact was not significant.

On January 1, 2011, the company reclassified the assets, liabilities and results of operations of Clearwater Insurance from the Reinsurance – OdysseyRe reporting segment to the Runoff reporting segment following the transfer of ownership of Clearwater Insurance from OdysseyRe to the TIG Group. Clearwater Insurance is an insurance company which has been in runoff since 1999.

On January 1, 2011, Syndicate 3500 accepted the reinsurance-to-close of all of the net insurance liabilities of Syndicate 376. Syndicate 3500 received a premium of $119.6 comprised of cash and investments and other assets as consideration for the assumption of net loss reserves of $119.6 (reported as losses on claims). Prior to January 1, 2011, Syndicate 376 was unrelated to Fairfax and its affiliates.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2012 and 2011.

	2012	2011
Gross premiums written	221.2	122.0

Net premiums written	199.1	120.3

Net premiums earned	220.1	126.4
Losses on claims	(181.4)	(178.0)
Operating expenses	(95.1)	(85.9)
Interest and dividends	65.1	109.9

Operating income (loss)	8.7	(27.6)
Net gains on investments	215.8	388.1
Loss on repurchase of long term debt	(39.8)	–

	184.7	360.5
Excess of fair value of net assets acquired over purchase price	6.8	–

Pre-tax income before interest and other	191.5	360.5

The Runoff segment pre-tax income before interest and other decreased from $360.5 in 2011 to $191.5 in 2012 primarily as a result of lower net gains on investments (as set out in the table below) and the loss on repurchase of long term debt (described below), partially offset by the year-over-year improvement in operating profitability (operating income of $8.7 in 2012 compared to an operating loss of $27.6 in 2011) and the $6.8 excess of fair value of net assets acquired over purchase price related to the acquisition of RiverStone Insurance. Excluding the impact of the Eagle Star reinsurance transaction and the runoff of the insurance policies of RiverStone Insurance (each described above), the Runoff segment would have reported an operating loss of $45.4 in 2012 compared to an operating loss of $27.6 in 2011, with the year-over-year decrease in profitability primarily due to lower interest and dividends and decreased net premiums earned, partially offset by decreased losses on claims and operating expenses.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In order to better compare the net premiums earned, losses on claims and operating expenses of Runoff’s underlying business, the discussion that follows excludes from 2012 the impact of the Eagle Star reinsurance transaction and the runoff of the insurance policies of RiverStone Insurance and excludes from 2011 the initial impact of the reinsurance-to-close of Syndicate 376.

Losses on claims of $32.4 in 2012 principally reflected net strengthening of prior years’ loss reserves in U.S. Runoff, primarily at TIG ($96.1 principally related to workers’ compensation and asbestos loss reserves) and Clearwater Insurance ($88.8 principally related to asbestos and environmental loss reserves and other latent claims assumed from Crum & Forster and asbestos loss reserves in its legacy portfolio), partially offset by net favourable emergence at General Fidelity ($70.4 principally related to construction defect and marine loss reserves) and at European Runoff ($81.1 primarily related to net favourable emergence across all lines of business). Losses on claims of $58.4 in 2011 primarily reflected net adverse development of prior years’ loss reserves of $126.2 in U.S. Runoff (principally related to workers’ compensation and asbestos loss reserves), partially offset by net favourable development of $67.8 of prior years’ loss reserves in European Runoff (primarily related to net favourable emergence of $59.0 across all lines of business and an $8.8 decrease in the provision for uncollectible reinsurance). The decrease in operating expenses ($84.6 in 2012 compared to $85.9 in 2011) primarily reflected the release of a provision following the resolution in favour of the company of a dispute with a European taxation authority related to value added taxes and lower operating expenses at nSpire Re as a result of its voluntary liquidation, partially offset by incremental operating costs related to certain of the acquisition and reinsurance transactions undertaken by Runoff during 2011 and 2012.

Interest and dividend income decreased from $109.9 in 2011 to $65.1 in 2012 primarily reflecting Runoff’s increased share of losses of associates, increased total return swap expense and lower investment income earned in 2012 as a result of sales during 2011 of higher yielding bonds (primarily U.S. treasury bonds) where the proceeds were reinvested into lower yielding cash and short term investments and common stocks, partially offset by increased interest and dividends earned on a higher average investment portfolio on a year-over-year basis as a result of the acquisition and reinsurance transactions undertaken by Runoff during 2011 and 2012.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	165.1	(3.6)
Equity hedges	(88.5)	12.9
Bonds	158.6	393.8
Preferred stocks	(5.9)	0.3
Gain on disposition of associate	3.6	–
Other	(17.1)	(15.3)

Net gains on investments	215.8	388.1

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

Set out below are the balance sheets for Runoff as at December 31, 2012 and 2011.

	2012	2011
Assets
Insurance contract receivables	244.9	62.2
Portfolio investments	4,938.3	4,299.3
Recoverable from reinsurers	2,154.9	1,271.8
Deferred income taxes	6.8	16.9
Goodwill and intangible assets	5.3	0.2
Due from affiliates	297.9	80.8
Other assets	68.1	68.6
Investments in Fairfax affiliates	284.3	286.8

Total assets	8,000.5	6,086.6

Liabilities
Accounts payable and accrued liabilities	296.4	145.3
Income taxes payable	31.3	3.3
Short sale and derivative obligations	27.6	1.3
Due to affiliates	15.3	4.3
Funds withheld payable to reinsurers	23.7	24.0
Provision for losses and loss adjustment expenses	5,757.5	4,051.3
Provision for unearned premiums	74.8	25.6
Long term debt	–	152.7

Total liabilities	6,226.6	4,407.8

Total equity	1,773.9	1,678.8

Total liabilities and total equity	8,000.5	6,086.6

The balance sheet for the Runoff segment represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. Historically, the European Runoff balance sheet excluded the capital of nSpire Re related to the acquisition financing of the U.S. insurance and reinsurance companies (approximately $0.9 billion at December 31, 2011). Subsequent to the voluntary liquidation of nSpire Re, the majority of this capital was repatriated to Fairfax except for $171.1 which has been permanently invested in Runoff. Significant changes to the 2012 balance sheet of the Runoff segment compared to 2011 primarily reflected the impact of the acquisition of RiverStone Insurance which increased portfolio investments, recoverable from reinsurers, accounts payable and accrued liabilities and provision for losses and loss adjustment expenses by $1,236.3, $891.5, $155.6 and $1,726.5 respectively, at December 31, 2012. Prior to giving effect to the acquisition of RiverStone Insurance, portfolio investments decreased by $597.3 in 2012 primarily as a result of cash used in operating activities, cash used to acquire RiverStone Insurance, the repayment of the TIG Note, unrealized depreciation related to short equity index total return swaps and dividends paid to Fairfax, partially offset by net appreciation of bonds (principally bonds issued by U.S. states and municipalities and corporate and other bonds) and common stocks. At December 31, 2012, Runoff’s portfolio investments of $4,938.3 included $971.4 and $257.9 of investments pledged by U.S. Runoff and European Runoff respectively, to support insurance and reinsurance obligations in the ordinary course of carrying on their business. Prior to giving effect to the acquisition of RiverStone Insurance, recoverable from reinsurers decreased by $8.4 in 2012 primarily as a result of the continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances. At December 31, 2012, recoverable from reinsurers included recoverables related to asbestos and pollution claims of $519.2 primarily at TIG and Clearwater Insurance. Amounts due from affiliates (principally amounts due from Fairfax) increased primarily as a result of funds advanced to Fairfax of $74.9 and changes arising out of the voluntary liquidation of nSpire Re. Prior to giving effect to the acquisition of RiverStone Insurance, the provision for loss and loss adjustment expenses decreased by $20.3 in 2012 reflecting the continued progress by Runoff in settling its remaining claims, partially offset by an increase of $130.9 related to the loss reserves assumed in respect of the Eagle Star reinsurance transaction. On October 19, 2012, TIG Insurance repaid for $200.0 of cash the

FAIRFAX FINANCIAL HOLDINGS LIMITED

$160.2 carrying value of a loan note issued by TIG Insurance in connection with its acquisition of General Fidelity in August 2010 and recognized a charge of $39.8 in other expense. Total equity of the Runoff segment increased by $95.1 in 2012 primarily as a result of the capital permanently invested in Runoff following the voluntary liquidation of nSpire Re ($171.1) and net earnings, partially offset by $303.8 of dividends paid to Fairfax.

Runoff’s investments in Fairfax affiliates as at December 31, 2012, consist of:

Affiliate	% interest
OdysseyRe	21.2%
Advent	15.0%
TRG Holdings	21.0%

Other(1)

	2012	2011
Revenue(2)	868.1	649.8
Expenses	(828.9)	(636.5)

Pre-tax income before interest and other	39.2	13.3
Interest expense	(2.2)	(0.7)

Pre-tax income	37.0	12.6

(1)

These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley and the inclusion of the results of operations of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India.

(2)	Revenue includes the interest and dividend income and net gains on investments of the Other reporting segment.

The Other reporting segment is comprised of the results of operations of Ridley, William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India. Ridley is one of North America’s leading animal nutrition companies and operates in the U.S. and Canada. William Ashley (a prestige retailer of exclusive tableware and gifts in Canada), Sporting Life (a Canadian retailer of sporting goods and sports apparel), Prime Restaurants (franchises, owns and operates a network of casual dining restaurants and pubs in Canada) and Thomas Cook India (an integrated travel and travel related financial services company in India) were included in the Other reporting segment since their respective acquisition dates of August 16, 2011, December 22, 2011, January 10, 2012 and August 14, 2012 pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2012.

On November 28, 2012, Ridley acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products) for $5.7. On November 30, 2012, Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). The net assets contributed by Ridley were valued at $25.4 for which Ridley received a 30% interest in Masterfeeds LP.

Ridley’s revenue and expenses fluctuate with changes in raw material prices. Ridley’s revenue increased from $635.0 in 2011 to $670.8 in 2012 primarily as a result of higher raw material prices. The remaining revenue and expenses included in the Other reporting segment were comprised of the revenue and expenses of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India.

Interest and Dividends

Information related to consolidated interest and dividend income is provided in the Investments section in this MD&A.

Net Gains on Investments

Information related to consolidated net gains on investments is provided in the Investments section in this MD&A.

Interest Expense

Consolidated interest expense decreased from $214.0 in 2011 to $208.2 in 2012 reflecting lower interest expense following the repayment on maturity of $86.3 principal amount of Fairfax unsecured senior notes due April 26, 2012 and the early repayment of $200.0 principal amount of the TIG Note in connection with TIG’s acquisition of General Fidelity in August 2010, partially offset by interest expense incurred following the issuance on October 15, 2012 of Cdn$200.0 principal amount of Fairfax unsecured senior notes due 2022. Lower interest expense in 2012 also reflected the repurchases during 2011 of $298.2, $323.8 and $35.9 principal amounts of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes respectively, partially offset by the issuances during 2011 of $500.0 and Cdn$400.0 principal amounts of Fairfax unsecured senior notes.

Consolidated interest expense was comprised of the following:

	2012	2011
Fairfax	160.6	152.7
Crum & Forster	2.4	15.0
Zenith National	3.3	3.3
OdysseyRe	27.7	28.9
Advent	4.5	4.5
Runoff (TIG)	7.5	8.9
Other	2.2	0.7

	208.2	214.0

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	2012	2011
Fairfax corporate overhead	94.7	115.2
Subsidiary holding companies’ corporate overhead	63.9	95.0
Holding company interest and dividends	10.2	(6.3)
Holding company net (gains) losses on investments	164.2	(98.5)
Investment management and administration fees	(76.8)	(73.0)

	256.2	32.4

Fairfax corporate overhead expense decreased from $115.2 in 2011 to $94.7 in 2012 primarily reflecting lower legal expenses. Subsidiary holding companies’ corporate overhead expense decreased from $95.0 in 2011 to $63.9 in 2012 primarily reflecting the following items recorded in 2011: additional personnel costs incurred at Northbridge, Zenith National and Advent; restructuring costs at Northbridge related in part to the rebranding of three of its operating subsidiaries under Northbridge Insurance; and restructuring costs at Crum & Forster related to the integration of First Mercury.

Total return swap expense is reported as a component of interest and dividend income. Prior to giving effect to the impact of total return swap expense ($38.3 in 2012 compared to $39.0 in 2011), interest and dividends earned on holding company cash and investments decreased from $45.3 in 2011 to $28.1 in 2012 primarily as a result of decreased holdings year-over-year of a high-yielding corporate debt security and long term U.S. treasury bonds and decreased share of profit of associates. Total return swap expense was lower in 2012 as a result of a year-over-year decrease in the average notional amount of short equity and equity index total return swaps at the holding company, partially offset by increases in dividends payable by Fairfax on certain reference securities underlying several of the holding company’s short equity and equity index total return swaps.

Net gains and losses on investments at the holding company were comprised as shown in the table below. Investment management and administration fees increased from $73.0 in 2011 to $76.8 in 2012 primarily as a result of management fees earned on higher year-over-year realized gains and adjustments to the fees payable in respect of the prior year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	12.8	(38.9)
Equity hedges	(239.6)	118.5
Bonds	70.3	16.5
Preferred stocks	(13.9)	1.7
Foreign currency	(4.4)	(0.9)
Other	10.6	1.6

Net gains (losses) on investments	(164.2)	98.5

Income Taxes

The effective income tax rate in 2012 of 17.7% differed from the company’s Canadian statutory income tax rate of 26.5% primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities and capital gains only 50% taxable in Canada) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s Canadian statutory income tax rate, partially offset by unrecorded accumulated income tax losses. During the year, the company recorded a loss related to the repayment of the TIG Note which is not deductible for tax purposes.

The $56.5 recovery of income taxes in 2011 differed from the income tax recovery that would be determined by applying the company’s Canadian statutory income tax rate of 28.3% to the loss before income taxes of $8.7 primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and the recognition of the benefit of previously unrecorded accumulated income tax losses, partially offset by the effect of income earned in jurisdictions where the corporate income tax rate differed from the company’s Canadian statutory income tax rate.

Non-controlling Interests

The attribution of net earnings to the non-controlling interests is comprised of the following:

	2012	2011
Ridley	4.2	2.1
Fairfax Asia	1.7	0.6
Prime Restaurants	1.3	–
Sporting Life	0.8	–
Thomas Cook India	0.3	–

	8.3	2.7

Non-controlling interest of $8.3 in 2012 increased from $2.7 in 2011 primarily due to the acquisition of Prime Restaurants, Sporting Life and Thomas Cook India, as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2012.

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company’s consolidated balance sheet increased significantly following the acquisition of RiverStone Insurance by Runoff on October 12, 2012. The acquisitions of Thomas Cook India (acquired August 14, 2012) and Prime Restaurants (acquired January 10, 2012) had nominal impacts on the consolidated balance sheet. Please refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2012 for additional details related to these acquisitions. Refer to the Runoff section of this MD&A for additional information related to the Eagle Star reinsurance transaction and the Syndicate 535 and Syndicate 1204 novation transactions referred to in the discussion which follows.

Holding company cash and investments increased to $1,169.2 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations) at December 31, 2012 compared to $1,026.7 at December 31, 2011 ($962.8 net of $63.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2012 were as set out in the Financial Condition section of this MD&A under the heading of Liquidity.

Insurance contract receivables increased by $210.0 to $1,945.4 at December 31, 2012 from $1,735.4 at December 31, 2011 primarily as a result of larger year-over-year premiums receivable balances at Runoff and OdysseyRe, partially offset by lower year-over-year premium receivable balances at Advent and Northbridge. Increased premiums receivable at Runoff primarily related to the consolidation of RiverStone Insurance and the Eagle Star reinsurance transaction. Movements in the premium receivable balances at the remainder of the operating companies were generally consistent with changes in those operating companies’ premium volumes.

Portfolio investments comprise investments carried at fair value and equity accounted investments (at December 31, 2012 the latter primarily included the company’s investments in Resolute, Gulf Insurance, ICICI Lombard, The Brick, Thai Re and other partnerships and trusts), the aggregate carrying value of which was $25,163.2 at December 31, 2012 ($24,966.2 net of subsidiary short sale and derivative obligations) compared to $23,466.0 at December 31, 2011 ($23,359.7 net of subsidiary short sale and derivative obligations). The net $1,606.5 increase in the aggregate carrying value of portfolio investments at December 31, 2012 compared to December 31, 2011 (net of subsidiary short sale and derivative obligations) primarily reflected the consolidation of the portfolio investments of RiverStone Insurance ($1,236.3 at December 31, 2012), net appreciation of bonds (principally bonds issued by U.S. states and municipalities and corporate and other bonds) and common stocks, the net favourable impact of foreign currency translation, the cumulative appreciation related to the company’s investment in Cunningham Lindsey which was realized following its sale and net cash provided by operating activities, partially offset by net mark-to-market losses related to the company’s long and short equity and equity index total return swap derivative contracts and the payment of dividends to Fairfax.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $980.4 from $6,337.9 at December 31, 2011 to $7,318.3 at December 31, 2012. Significant net increases included the following – the consolidation of the cash and short term investments of RiverStone Insurance ($223.5 at December 31, 2012), the reinvestment of the proceeds received from the sale of government bonds into cash and short term investments, the proceeds received on the sale of Cunningham Lindsey and cash provided by operating activities. Significant net decreases during 2012 included the following – cash of $603.6 paid in connection with the reset provisions of the company’s long and short equity and equity index total return swaps, the payment of cash dividends of $733.5 to Fairfax, cash used to acquire common stock and certain limited partnership investments, cash used to acquire RiverStone Insurance, the repayment of the TIG Note and cash used to acquire Thomas Cook India.

Bonds (including bonds pledged for short sale and derivative obligations) decreased by $278.4 from $11,582.8 at December 31, 2011 to $11,304.4 at December 31, 2012 primarily reflecting the sale of U.S. treasury and Canadian government bonds, partially offset by net unrealized appreciation (principally related to bonds issued by U.S. states and municipalities and corporate and other bonds) and the consolidation of the bond portfolio of RiverStone Insurance ($835.7 at December 31, 2012).

Common stocks increased by $736.0 from $3,663.1 at December 31, 2011 to $4,399.1 at December 31, 2012 primarily reflecting net unrealized appreciation, net purchases of common stocks and limited partnerships and the consolidation of the common stock portfolio of RiverStone Insurance ($153.3 at December 31, 2012), partially offset by the reclassification of Resolute and Arbor Memorial from common stocks to investments in associates.

Investments in associates increased $431.0 from $924.3 at December 31, 2011 to $1,355.3 at December 31, 2012 primarily reflecting the reclassification of Resolute and Arbor Memorial from common stocks to investment in associates following the determination that such investments were subject to significant influence, the acquisitions of Eurobank Properties and Thai Re and additional net investments in limited partnerships, partially offset by the sale of Cunningham Lindsey and Fibrek as described in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2012.

Derivatives and other invested assets net of short sale and derivative obligations decreased by $304.3 principally as a result of net unrealized depreciation related to CPI-linked derivatives, decreased investment in credit related warrants (such warrants were exercised during 2012) and increased net liabilities payable to counterparties to the company’s long and short equity and equity index total return swaps.

Recoverable from reinsurers increased by $1,092.7 to $5,290.8 at December 31, 2012 from $4,198.1 at December 31, 2011 reflecting the impact of certain transactions at Runoff (principally the consolidation of RiverStone Insurance and the Syndicate 535 and Syndicate 1204 novation transactions) and increased business vol-

FAIRFAX FINANCIAL HOLDINGS LIMITED

umes at Fairfax Asia, Crum & Forster and Fairfax Brasil, partially offset by collections in 2012 of the significant catastrophe losses ceded in 2011 and the continued progress by Runoff as a result of normal cession and collection activity. Additional detail is provided in the Recoverable from Reinsurers section of this MD&A.

Deferred income taxes represent amounts expected to be recovered in future years. The deferred income tax asset decreased by $4.7 to $623.5 at December 31, 2012 from $628.2 at December 31, 2011 primarily as a result of increased temporary differences related to net unrealized appreciation of investments during 2012, largely offset by increased operating loss carryovers in the U.S. Additional detail is provided in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2012.

Goodwill and intangible assets increased by $185.9 to $1,301.1 at December 31, 2012 from $1,115.2 at December 31, 2011 primarily as a result of the acquisitions of Prime Restaurants and Thomas Cook India which increased goodwill and intangible assets by $64.0 and $118.2 respectively. At December 31, 2012, consolidated goodwill of $819.8 ($696.3 at December 31, 2011) and intangible assets of $481.3 ($418.9 at December 31, 2011) were comprised primarily of goodwill and the value of customer and broker relationships and brand names which arose on the acquisitions of Prime Restaurants and Thomas Cook India during 2012, First Mercury and Pacific Insurance during 2011, Zenith National during 2010 and Polish Re during 2009 and the privatization of Northbridge and OdysseyRe during 2009. The customer and broker relationships intangible assets are being amortized to net earnings over periods ranging from 8 to 20 years. The intended use, expected life and economic benefit to be derived from intangible assets are re-evaluated by the company when there are potential indicators of impairment. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2012 and it was concluded that no impairment had occurred.

Other assets increased by $163.5 to $984.9 at December 31, 2012 from $821.4 at December 31, 2011 primarily as a result of increased income taxes refundable, the consolidation of the other assets of Prime Restaurants and Thomas Cook India and increased receivables for securities sold but not yet settled, partially offset by decreased accrued interest and dividends. Income taxes refundable increased by $24.7 to $109.9 at December 31, 2012 from $85.2 at December 31, 2011 primarily as a result of operating losses incurred in 2012, principally at Northbridge.

Provision for losses and loss adjustment expenses increased by $2,416.6 to $19,648.8 at December 31, 2012 from $17,232.2 at December 31, 2011 reflecting the impact of certain transactions at Runoff (principally the consolidation of RiverStone Insurance, the Eagle Star reinsurance transaction and the Syndicate 535 and Syndicate 1204 novation transactions), increased provision for losses and loss adjustment expenses at Crum & Forster, Zenith National, OdysseyRe, Fairfax Asia and Fairfax Brasil (commensurate with increased business volumes at those respective operating companies) and the strengthening of the Canadian dollar relative to the U.S. dollar which increased the provision for losses and loss adjustment expenses at Northbridge, partially offset by payments made in 2012 related to the significant catastrophe losses incurred in 2011 and the continued progress by Runoff in settling its remaining claims. Additional detail is provided in the Provision for Losses and Loss Adjustment Expenses section of this MD&A.

Non-controlling interests increased by $23.3 to $69.2 at December 31, 2012 from $45.9 at December 31, 2011 principally as a result of the acquisition of Prime Restaurants and Thomas Cook India. The non-controlling interests balance at December 31, 2012 and December 31, 2011 primarily related to Ridley.

Comparison of 2011 to 2010 – Total assets at December 31, 2011 increased to $33,406.9 from $31,448.1 at December 31, 2010 primarily reflecting the consolidation of First Mercury, Pacific Insurance, Sporting Life and William Ashley pursuant to the acquisition transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2012. Holding company debt (including other long term obligations) at December 31, 2011 increased to $2,394.6 from $1,809.6 at December 31, 2010 primarily reflecting the issuances in 2011 of $500.0 and Cdn$400.0 principal amount of Fairfax unsecured senior notes due 2021, partially offset by the repurchase of $298.2 principal amount of Fairfax unsecured senior notes due 2012 and 2017, and the foreign currency translation effect during 2011 of the strengthening of the U.S. dollar relative to the Canadian dollar. Subsidiary debt at December 31, 2011 decreased to $623.9 from $919.5 at December 31, 2010 primarily reflecting the repurchases of $323.8 and $35.9 principal amounts of Crum & Forster and OdysseyRe unsecured senior notes respectively, partially offset by the consolidation of First Mercury’s trust preferred securities following its acquisition by the company on February 9, 2011, net of subsequent redemptions and repurchases of First Mercury’s trust preferred securities. The company’s 2011 holding company debt and subsidiary debt transactions are described in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2012.

Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company’s provision for losses and loss adjustment expenses (“LAE”) (often called “reserves” or “provision for claims”) is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

The tables below present the company’s gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Runoff	Corporate and Other	Consolidated
Property	283.9	132.6	189.5	1,389.9	430.0	443.3	–	2,869.2
Casualty	2,634.9	4,215.1	209.4	3,859.3	228.4	3,631.9	–	14,779.0
Specialty	50.5	183.9	211.5	334.6	135.7	1,084.4	–	2,000.6

	2,969.3	4,531.6	610.4	5,583.8	794.1	5,159.6	–	19,648.8

Intercompany	2.1	51.3	–	72.5	396.6	597.9	(1,120.4)	–

Provision for losses and LAE	2,971.4	4,582.9	610.4	5,656.3	1,190.7	5,757.5	(1,120.4)	19,648.8

2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Runoff	Corporate and Other	Consolidated
Property	233.2	127.8	121.2	1,266.7	482.9	289.6	–	2,521.4
Casualty	2,539.5	3,957.7	179.3	3,806.5	155.4	2,714.3	–	13,352.7
Specialty	45.9	179.4	169.2	336.1	176.8	450.7	–	1,358.1

	2,818.6	4,264.9	469.7	5,409.3	815.1	3,454.6	–	17,232.2

Intercompany	2.2	36.5	0.6	147.9	399.4	596.7	(1,183.3)	–

Provision for losses and LAE	2,820.8	4,301.4	470.3	5,557.2	1,214.5	4,051.3	(1,183.3)	17,232.2

In the ordinary course of carrying on business, Fairfax’s insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be so pledged (either directly or to support letters of credit issued for the following purposes) include: regulatory deposits (such as with U.S. states for workers’ compensation business); deposits of funds at Lloyd’s in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $3.4 billion of cash and investments pledged by the company’s subsidiaries at December 31, 2012, as described in note 5 (Cash and Invest-

FAIRFAX FINANCIAL HOLDINGS LIMITED

ments) to the consolidated financial statements for the year ended December 31, 2012, represented the aggregate amount as at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The aggregate net favourable development of $136.1 and $29.8 in 2012 and 2011 respectively, were comprised as shown in the following table:

		Favourable/(Unfavourable)
		2012	2011
Insurance	– Canada (Northbridge)	60.8	39.6
	– U.S. (Crum & Forster and Zenith National)	(52.4)	(61.8)
	– Asia (Fairfax Asia)	16.4	17.6
Reinsurance	– OdysseyRe	152.0	51.4
Insurance and Reinsurance – Other		0.6	39.7

Insurance and reinsurance operating companies		177.4	86.5
Runoff		(41.3)	(56.7)

Net favourable reserve development		136.1	29.8

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

	2012(1)	2011(1)	2010(1)	2009(1)	2008(1)
Provision for claims – beginning of year – net	13,711.2	12,794.1	11,448.6 (2)	11,008.5	10,624.8
Foreign exchange effect of change in provision for claims	101.0	(122.3)	167.4	393.3	(580.3)
Provision for claims occurring:
In the current year	4,385.6	4,297.2	3,154.5	3,091.8	3,405.4
In the prior years	(136.1)	(29.8)	14.7	30.3	55.4
Paid on claims during the year related to:
The current year	(946.5)	(1,221.3)	(736.9)	(729.9)	(835.5)
The prior years	(2,964.4)	(2,639.5)	(2,612.9)	(2,424.9)	(2,034.2)
Provision for claims of companies acquired during the year at December 31	925.0	632.8	1,358.7	68.4	372.9

Provision for claims at December 31 before the undernoted	15,075.8	13,711.2	12,794.1	11,437.5 (2)	11,008.5
CTR Life	20.6	24.2	25.3	27.6	34.9

Provision for claims – end of year – net	15,096.4	13,735.4	12,819.4	11,465.1	11,043.4
Reinsurers’ share of provision for claims	4,552.4	3,496.8	3,229.9	3,301.6	3,685.0

Provision for claims – end of year – gross	19,648.8	17,232.2	16,049.3	14,766.7	14,728.4

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)

Provision for claims at January 1, 2010, reflected certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

The foreign exchange effect of change in provision for claims principally related to the impact in 2012 of the strengthening of the Canadian dollar and the euro relative to the U.S. dollar. The company generally mitigates the impact of foreign currency movements on its foreign currency denominated claims liabilities by holding foreign currency denominated investment assets. As a result, realized and unrealized foreign currency translation gains and losses arising from claims settlement activities and the revaluation of the provision for claims (recorded in net gains (losses) on investments in the consolidated statement of earnings) are generally partially or wholly mitigated by realized and unrealized foreign currency translation gains and losses on investments classified as at FVTPL (also recorded in net gains (losses) on investments in the consolidated statement of earnings).

The tables that follow show the reserve reconciliation and the reserve development of Canadian Insurance (Northbridge), U.S. Insurance (Crum & Forster and Zenith National), Asian Insurance (Fairfax Asia), Reinsurance (OdysseyRe) and Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff’s net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge (Canadian Insurance) tables are presented in Canadian dollars and Crum & Forster and Zenith National (U.S. Insurance), Fairfax Asia, OdysseyRe, Insurance and Reinsurance – Other and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

With regard to the tables that follow which show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The accident year claims reserve development tables that follow for Northbridge, U.S. Insurance and OdysseyRe show the development of the provision for losses and loss adjustment expenses by accident year commencing in 2002, with the re-estimated amount of each accident year’s reserve development shown in subsequent years up to December 31, 2012. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Northbridge(1)

	2012	2011	2010	2009	2008
	(In Cdn$ except as indicated)
Provision for claims and LAE at January 1	2,030.7	1,994.3	1,973.3	1,931.8	1,696.0

Incurred losses on claims and LAE
Provision for current accident year’s claims	756.1	766.8	769.2	849.4	925.3
Foreign exchange effect on claims	(3.0)	3.2	(7.9)	(36.6)	59.2
Increase (decrease) in provision for prior accident years’ claims	(60.8)	(39.2)	(1.3)	(16.0)	(67.1)

Total incurred losses on claims and LAE	692.3	730.8	760.0	796.8	917.4

Payments for losses on claims and LAE
Payments on current accident year’s claims	(262.6)	(280.9)	(266.3)	(272.3)	(298.6)
Payments on prior accident years’ claims	(383.2)	(413.5)	(472.7)	(483.0)	(383.0)

Total payments for losses on claims and LAE	(645.8)	(694.4)	(739.0)	(755.3)	(681.6)

Provision for claims and LAE at December 31	2,077.2	2,030.7	1,994.3	1,973.3	1,931.8
Exchange rate	1.0043	0.9821	1.0064	0.9539	0.8100

Provision for claims and LAE at December 31 converted to U.S. dollars	2,086.1	1,994.3	2,007.0	1,882.3	1,564.8

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

The following table shows for Northbridge the original provision for losses and LAE at each calendar year-end commencing in 2002, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
	(In Cdn$)
Provision for claims including LAE	728.9	855.4	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3	2,030.7	2,077.2
Cumulative payments as of:
One year later	273.7	233.4	279.1	353.1	376.4	383.0	483.0	472.7	413.5	383.2
Two years later	396.9	377.9	441.8	594.2	619.5	656.0	796.8	759.9	670.7
Three years later	500.1	493.3	576.0	777.3	835.4	887.0	1,027.6	965.9
Four years later	577.1	585.1	707.7	937.7	1,000.9	1,056.8	1,183.1
Five years later	632.3	671.0	803.4	1,055.5	1,115.1	1,156.2
Six years later	687.0	729.7	878.5	1,129.0	1,181.7
Seven years later	722.3	778.9	923.3	1,170.7
Eight years later	753.3	804.2	953.4
Nine years later	773.3	823.6
Ten years later	784.6
Reserves re-estimated as of:
One year later	724.8	864.8	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8	1,957.1	1,967.1
Two years later	792.1	880.8	1,094.0	1,418.1	1,545.4	1,635.1	1,901.2	1,962.0	1,914.4
Three years later	812.2	890.1	1,096.7	1,412.5	1,510.3	1,635.1	1,901.5	1,917.7
Four years later	826.9	903.2	1,107.2	1,400.2	1,507.9	1,634.3	1,865.8
Five years later	836.6	924.4	1,117.7	1,398.4	1,513.5	1,612.1
Six years later	857.9	935.0	1,124.7	1,403.1	1,495.1
Seven years later	862.7	945.3	1,123.7	1,383.6
Eight years later	876.1	947.4	1,112.3
Nine years later	878.5	946.7
Ten years later	880.3
Favourable (unfavourable) development	(151.4)	(91.3)	41.6	25.1	145.1	83.9	66.0	55.6	79.9	63.6
Northbridge experienced net favourable development of prior years’ reserves of Cdn$63.6 in 2012, comprised of net favourable reserve development of Cdn$60.8 and favourable foreign currency movements of Cdn$2.8 related to the translation of the U.S. dollar-denominated claims reserves of Northbridge Indemnity and Northbridge Commercial. The net favourable reserve development of prior years’ reserves of Cdn$60.8 primarily reflected net favourable development across various accident years at Northbridge Indemnity, Northbridge Commercial and Federated, largely offset by net adverse development of prior years’ reserves at Northbridge General. The total favourable impact of the effect of foreign currency translation on claims reserves of Cdn$3.0 in 2012 was principally related to the strengthening of the Canadian dollar relative to the U.S. dollar in 2012 and comprised Cdn$2.8 related to prior years’ reserves and Cdn$0.2 related to the current year’s reserves.

The following table is derived from the “Northbridge’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge’s Accident Year Claims Reserve Development

	Accident year
As at December 31	2002 & Prior	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
	(In Cdn$)
End of first year	728.9	404.2	522.4	573.1	531.6	508.1	640.8	572.4	501.2	487.1	493.3
One year later	724.8	346.4	467.2	646.8	499.2	505.1	631.7	547.6	467.9	466.2
Two years later	792.1	342.3	437.2	600.5	485.9	501.3	649.1	543.4	469.4
Three years later	812.2	336.9	426.9	584.4	463.2	503.5	650.3	534.9
Four years later	826.9	340.3	416.2	561.6	462.5	497.1	636.8
Five years later	836.6	340.2	416.1	552.8	463.5	493.4
Six years later	857.9	346.0	412.8	558.5	464.5
Seven years later	862.7	342.9	409.6	550.4
Eight years later	876.1	342.6	398.9
Nine years later	878.5	340.1
Ten years later	880.3
Favourable (unfavourable) development	(20.8)%	15.9%	23.6%	4.0%	12.6%	2.9%	0.6%	6.6%	6.3%	4.3%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Accident year 2011 experienced net favourable development reflecting better than expected emergence across all segments. Accident year 2010 experienced net favourable development due to better than expected emergence across most segments, except for its broker small-to-medium segment which reported net adverse development due to an unfavourable Ontario court decision which is expected to affect the broader automobile insurance industry. Accident year 2009 experienced net favourable development reflecting better than expected emergence on commercial property and commercial liability claims reserves and in Northbridge’s large account segment. Accident year 2008 experienced net favourable development due to better than expected emergence across all segments. Accident years 2003 to 2007 reflected net favourable development due to better than expected emergence on commercial automobile and property claims reserves. Reserves for the 2002 and prior accident years were impacted by pre-1990 general liability claims reserves.

U.S. Insurance

The following table shows for the U.S. insurance operations the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. First Mercury and Zenith National were included in the U.S. Insurance reporting segment beginning in 2011 and 2010 respectively. Between 2010 and 2006, the U.S. Insurance reporting segment consisted of Crum & Forster only with the years prior to 2006 including Fairmont (the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. Runoff). The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – U.S. Insurance(1)

	2012	2011	2010	2009	2008
Provision for claims and LAE at January 1	2,776.5	2,588.5	1,774.3 (2)	2,038.3	1,668.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,353.0	966.7	532.3	566.0	802.8
Increase (decrease) in provision for prior accident years’ claims	52.4	61.8	11.3	(25.0)	59.0

Total incurred losses on claims and LAE	1,405.4	1,028.5	543.6	541.0	861.8

Payments for losses on claims and LAE
Payments on current accident year’s claims	(292.4)	(259.1)	(143.1)	(157.0)	(228.3)
Payments on prior accident years’ claims(3)	(831.2)	(750.0)	(550.6)	(632.9)	(264.1)

Total payments for losses on claims and LAE	(1,123.6)	(1,009.1)	(693.7)	(789.9)	(492.4)

Provision for claims and LAE at December 31 before the undernoted	3,058.3	2,607.9	1,624.2	1,789.4 (2)	2,038.3

A&E reserves transferred to Runoff(4)	–	(334.5)	–	–	–

Insurance subsidiaries acquired during the year(5)	–	503.1	964.3	–	–

Provision for claims and LAE at December 31	3,058.3	2,776.5	2,588.5	1,789.4	2,038.3

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)

Provision for claims at January 1, 2010 reflected certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

(3)	Reduced by $302.5 of proceeds from a significant reinsurance commutation in 2008.

(4)	Runoff assumed liability for substantially all of Crum & Forster’s asbestos and environmental claims reserves effective December 31, 2011.

(5)	First Mercury was acquired and integrated with Crum & Forster in 2011 and Zenith National was acquired in 2010.

The following table shows for Crum & Forster (and Zenith National since 2010) the original provision for losses and LAE at each calendar year-end commencing in 2002, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

U.S. Insurance Calendar Year Claims Reserve Development (including Zenith National since 2010)

	Calendar year
As at December 31	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Provision for claims including LAE	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	2,588.5	2,776.5	3,058.3
Cumulative payments as of:
One year later	161.3	460.0	466.0	478.9	571.0	264.1	632.9	565.4	1,084.5	831.2
Two years later	514.5	792.2	796.7	848.7	629.2	649.0	1,048.7	1,258.8	1,537.0
Three years later	780.0	1,045.1	1,066.1	804.7	904.3	971.2	1,670.9	1,492.4
Four years later	970.2	1,257.1	959.6	1,013.8	1,153.9	1,524.3	1,847.5
Five years later	1,144.6	1,111.5	1,118.3	1,209.9	1,661.7	1,647.2
Six years later	960.8	1,241.7	1,280.2	1,693.5	1,746.4
Seven years later	1,064.1	1,385.6	1,745.4	1,759.7
Eight years later	1,182.6	1,841.8	1,800.4
Nine years later	1,617.7	1,890.9
Ten years later	1,647.7
Reserves re-estimated as of:
One year later	1,278.6	1,508.1	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7	2,650.3	2,828.9
Two years later	1,285.9	1,536.0	1,509.2	1,525.3	1,716.5	1,692.4	2,015.5	1,833.4	2,664.6
Three years later	1,308.2	1,513.3	1,499.7	1,640.4	1,700.3	1,711.8	2,063.1	1,836.7
Four years later	1,296.8	1,545.5	1,616.7	1,653.0	1,732.0	1,754.7	2,062.4
Five years later	1,330.0	1,674.8	1,658.2	1,688.5	1,774.6	1,755.5
Six years later	1,457.2	1,719.4	1,687.3	1,737.3	1,777.8
Seven years later	1,472.9	1,746.8	1,729.8	1,738.0
Eight years later	1,488.8	1,789.3	1,733.3
Nine years later	1,521.5	1,795.3
Ten years later	1,527.6
Favourable (unfavourable) development	(289.2)	(257.1)	(155.1)	(127.4)	(90.9)	(86.6)	(24.1)	(47.3)	(76.1)	(52.4)

U.S. Insurance experienced net adverse development of prior years’ reserves of $52.4 in 2012 principally comprised of $54.0 of net adverse development of workers’ compensation claims reserves (Crum & Forster) and general liability claims reserves (First Mercury), partially offset by $1.6 of net favourable development of prior years’ reserves primarily as a result of commuting certain assumed reinsurance contracts (Zenith National).

The following table is derived from the “U.S. Insurance Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

U.S. Insurance Accident Year Claims Reserve Development

	Accident year
As at December 31	2002 & Prior	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
End of first year	1,414.0	454.1	574.5	613.8	701.0	723.4	748.8	659.6	743.1	838.0	1,060.5
One year later	1,454.1	416.6	515.3	602.7	690.7	706.4	759.4	668.8	746.8	855.1
Two years later	1,461.5	422.2	500.3	575.7	651.8	686.9	742.1	670.7	762.6
Three years later	1,483.8	410.9	458.6	573.9	623.1	674.8	755.3	691.1
Four years later	1,472.4	409.9	446.3	545.0	619.2	676.9	764.4
Five years later	1,505.6	412.0	443.2	551.3	609.0	679.9
Six years later	1,632.8	440.9	444.9	556.2	606.4
Seven years later	1,648.5	452.5	446.8	545.6
Eight years later	1,664.4	464.5	444.7
Nine years later	1,696.5	465.0
Ten years later	1,698.3
Favourable (unfavourable) development	(20.1)%	(2.4)%	22.6%	11.1%	13.5%	6.0%	(2.1)%	(4.8)%	(2.6)%	(2.0)%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Accident years 2008 to 2011 experienced net adverse development principally related to unfavourable trends on workers’ compensation claims reserves. Accident years 2004 to 2007 experienced net favourable development principally attributable to favourable emergence on general liability and commercial multi-peril claims reserves and workers’ compensation claims reserves in accident year 2004. Accident year 2003 experienced net adverse development related to a single large general liability claim. Net adverse development in the 2002 and prior accident years reflected the impact of increased frequency and severity on casualty claims reserves, the effects of increased competitive conditions during the 2002 and prior periods and included strengthening of asbestos, environmental and latent claims reserves.

Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. Pacific Insurance was included in the Fairfax Asia reporting segment beginning in 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Fairfax Asia(1)

	2012	2011	2010	2009	2008
Provision for claims and LAE at January 1	266.0	203.0	138.7	113.2	91.0

Incurred losses on claims and LAE
Provision for current accident year’s claims	182.4	144.6	130.2	92.8	65.5
Foreign exchange effect on claims	13.0	(3.1)	12.7	2.5	0.1
Increase (decrease) in provision for prior accident years’ claims	(16.4)	(17.6)	(10.0)	(8.1)	3.4

Total incurred losses on claims and LAE	179.0	123.9	132.9	87.2	69.0

Payments for losses on claims and LAE
Payments on current accident year’s claims	(44.1)	(24.5)	(24.0)	(20.7)	(15.9)
Payments on prior accident years’ claims	(82.1)	(62.2)	(44.6)	(41.0)	(30.9)

Total payments for losses on claims and LAE	(126.2)	(86.7)	(68.6)	(61.7)	(46.8)

Insurance subsidiaries acquired during the year(2)	–	25.8	–	–	–

Provision for claims and LAE at December 31	318.8	266.0	203.0	138.7	113.2

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)	Pacific Insurance was acquired in 2011.

The following table shows for Fairfax Asia the original provision for losses and LAE at each calendar year-end commencing in 2002, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian Insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired
Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004
Pacific Insurance	2011

Fairfax Asia’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Provision for claims including LAE	23.1	25.1	54.7	74.7	87.6	91.0	113.2	138.7	203.0	266.0	318.8
Cumulative payments as of:
One year later	10.1	7.9	13.3	15.6	26.5	30.9	41.0	44.6	62.2	82.1
Two years later	14.1	13.1	21.9	32.6	45.2	49.8	56.5	65.2	92.4
Three years later	16.5	15.9	29.1	44.6	56.3	55.8	62.8	75.7
Four years later	17.8	17.3	32.6	50.3	58.8	58.0	66.2
Five years later	18.2	17.9	33.8	51.1	59.9	59.1
Six years later	18.5	18.2	34.2	51.5	60.1
Seven years later	18.7	18.3	34.3	51.5
Eight years later	18.8	18.2	34.4
Nine years later	18.8	18.1
Ten years later	18.8
Reserves re-estimated as of:
One year later	22.4	24.9	59.6	79.6	84.5	94.9	106.0	136.3	185.0	260.2
Two years later	22.2	23.1	58.2	72.2	84.1	84.7	100.2	124.5	177.9
Three years later	21.3	21.2	49.9	71.8	75.0	79.5	93.2	118.4
Four years later	20.5	20.0	48.3	64.7	72.2	75.4	89.2
Five years later	19.6	20.0	43.5	63.4	69.4	71.8
Six years later	19.8	19.2	42.9	60.7	67.4
Seven years later	19.6	19.2	41.3	58.6
Eight years later	19.7	19.4	40.0
Nine years later	19.8	19.2
Ten years later	19.8
Favourable (unfavourable) development	3.3	5.9	14.7	16.1	20.2	19.2	24.0	20.3	25.1	5.8

Fairfax Asia experienced net favourable development of prior years’ reserves of $5.8 in 2012 as a result of net favourable development of $16.4 and net unfavourable foreign currency movements of $10.6 related to the translation of claims reserves denominated in foreign currencies. The net favourable development of prior years’ reserves was primarily attributable to commercial automobile, marine hull and workers’ compensation claims reserves, partially offset by net adverse development on property claims reserves related to the Thailand floods. The total unfavourable impact of the effect of foreign currency translation on claims reserves of $13.0 was principally related to the strengthening of the Singapore dollar relative to the U.S. dollar and comprised $10.6 related to prior years’ reserves and $2.4 related to the current year’s reserves.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. Clearwater Insurance was transferred to the U.S. Runoff reporting segment on January 1, 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – OdysseyRe(1)

	2012	2011	2010	2009	2008
Provision for claims and LAE at January 1	4,789.5	4,857.2	4,666.3	4,560.3	4,475.6

Transfer of Clearwater Insurance to U.S. Runoff(2)	–	(484.2)	–	–	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,566.5	1,863.7	1,320.6	1,313.3	1,518.8
Foreign exchange effect on claims	20.4	(38.0)	46.5	58.8	(143.2)
Increase (decrease) in provision for prior accident years’ claims	(152.0)	(51.4)	(3.6)	(11.3)	(10.1)

Total incurred losses on claims and LAE	1,434.9	1,774.3	1,363.5	1,360.8	1,365.5

Payments for losses on claims and LAE
Payments on current accident year’s claims	(249.3)	(439.0)	(184.4)	(230.6)	(264.8)
Payments on prior accident years’ claims	(1,132.4)	(918.8)	(988.2)	(1,024.2)	(1,016.0)

Total payments for losses on claims and LAE	(1,381.7)	(1,357.8)	(1,172.6)	(1,254.8)	(1,280.8)

Provision for claims and LAE at December 31	4,842.7	4,789.5	4,857.2	4,666.3	4,560.3

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)	Clearwater Insurance was transferred to Runoff effective January 1, 2011.

The following table shows for OdysseyRe the original provision for losses and LAE at each calendar year-end commencing in 2002, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe’s Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Provision for claims including LAE	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2	4,789.5	4,842.7
Cumulative payments as of:
One year later	601.8	632.4	913.7	787.3	1,111.1	1,016.0	1,024.2	988.2	1,403.0	1,132.4
Two years later	998.8	1,212.9	1,298.5	1,614.0	1,808.2	1,646.5	1,676.1	2,006.8	2,053.7
Three years later	1,423.6	1,455.7	1,835.7	2,160.9	2,273.0	2,123.5	2,567.1	2,484.3
Four years later	1,562.6	1,898.4	2,221.0	2,520.9	2,661.8	2,887.8	2,942.5
Five years later	1,932.4	2,206.1	2,490.5	2,831.1	3,347.6	3,164.1
Six years later	2,188.1	2,426.5	2,734.3	3,463.2	3,572.9
Seven years later	2,373.8	2,625.8	3,323.4	3,653.1
Eight years later	2,546.2	3,179.9	3,476.2
Nine years later	3,078.9	3,307.7
Ten years later	3,196.3
Reserves re-estimated as of:
One year later	1,961.5	2,522.1	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7	4,805.8	4,637.5
Two years later	2,201.0	2,782.1	3,537.0	4,143.5	4,481.5	4,499.0	4,567.7	4,650.4	4,726.6
Three years later	2,527.7	3,049.6	3,736.1	4,221.3	4,564.3	4,537.8	4,561.3	4,606.6
Four years later	2,827.3	3,293.8	3,837.5	4,320.5	4,623.1	4,534.5	4,548.7
Five years later	3,076.8	3,414.1	3,950.1	4,393.0	4,628.3	4,522.9
Six years later	3,202.2	3,534.4	4,023.3	4,406.7	4,630.5
Seven years later	3,324.8	3,606.0	4,046.7	4,426.1
Eight years later	3,396.0	3,637.8	4,073.1
Nine years later	3,429.2	3,670.8
Ten years later	3,463.2
Favourable (unfavourable) development	(1,618.6)	(1,329.9)	(940.6)	(560.7)	(227.4)	(47.3)	11.6	59.7	130.6	152.0

(1)	The table above reflects the transfer of Clearwater Insurance to Runoff effective January 1, 2011.

OdysseyRe experienced net favourable development of prior years’ reserves of $152.0 in 2012, attributable to net favourable development in its Americas ($91.2), EuroAsia ($37.2), U.S. Insurance ($13.5) and London Market ($10.1) divisions primarily related to net favourable emergence on prior years’ catastrophe claims reserves and casualty and property claims reserves in the U.S. and Europe.

The following table is derived from the “OdysseyRe’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe’s Accident Year Claims Reserve Development

	Accident Year
As at December 31	2002 & Prior	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
End of first year	1,844.6	981.3	1,242.1	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7	1,386.7	1,337.6
One year later	1,961.5	923.8	1,149.3	1,427.6	1,087.4	1,095.2	1,066.1	1,119.2	1,143.6	1,313.9
Two years later	2,200.8	856.4	1,119.7	1,321.2	1,047.5	1,045.7	1,045.9	1,113.3	1,108.2
Three years later	2,527.4	824.1	1,074.6	1,297.5	1,031.1	1,025.8	1,042.8	1,082.1
Four years later	2,827.3	818.8	1,055.9	1,284.1	1,017.4	1,017.3	1,041.8
Five years later	3,076.8	813.7	1,048.1	1,283.4	1,008.9	1,003.5
Six years later	3,202.2	811.4	1,049.7	1,273.7	991.8
Seven years later	3,324.8	811.7	1,041.3	1,266.6
Eight years later	3,396.0	810.4	1,034.7
Nine years later	3,429.2	809.4
Ten years later	3,463.2
Favourable (unfavourable) development	(87.7)%	17.5%	16.7%	14.4%	13.0%	12.2%	6.2%	5.2%	6.3%	5.2%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Improvements in competitive conditions and in the economic environment beginning in 2001 resulted in a general downward trend on re-estimated reserves for accident years 2003 through 2011. Initial loss estimates for these more recent accident years did not fully anticipate the improvements in market and economic conditions achieved since the early 2000s. Reserves for the 2002 and prior accident years increased principally as a result of unfavourable loss emergence on asbestos and environmental pollution claim reserves and casualty claims reserves in the U.S.

Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil)

The following table shows for Insurance and Reinsurance – Other (comprised only of Group Re prior to 2008) the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Insurance and Reinsurance – Other(1)

	2012	2011	2010	2009	2008
Provision for claims and LAE at January 1	1,057.3	1,024.4	1,004.1	742.0	554.4

Transfer to Runoff(2)	(61.8)	–	–	–	(97.9)

Incurred losses on claims and LAE
Provision for current accident year’s claims	392.0	578.0	429.3	371.4	132.4
Foreign exchange effect on claims	22.3	(25.6)	20.1	69.0	(86.7)
Increase (decrease) in provision for prior accident years’ claims	(0.6)	(39.7)	(32.4)	31.2	2.3

Total incurred losses on claims and LAE	413.7	512.7	417.0	471.6	48.0

Payments for losses on claims and LAE
Payments on current accident year’s claims	(101.0)	(201.0)	(126.4)	(81.5)	(42.4)
Payments on prior accident years’ claims	(261.7)	(278.8)	(270.3)	(196.4)	(93.0)

Total payments for losses on claims and LAE	(362.7)	(479.8)	(396.7)	(277.9)	(135.4)

Insurance subsidiaries acquired during the year(3)	–	–	–	68.4	372.9

Provision for claims and LAE at December 31 excluding CTR Life	1,046.5	1,057.3	1,024.4	1,004.1	742.0
CTR Life	20.6	24.2	25.3	27.6	34.9

Provision for claims and LAE at December 31	1,067.1	1,081.5	1,049.7	1,031.7	776.9

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)	Runoff assumed liability for the claims reserves of Advent’s Syndicate 3330 effective January 1, 2012 and nSpire Re’s Group Re business was transferred to Runoff in 2008.

(3)	Polish Re and Advent were acquired in 2009 and 2008 respectively.

The following table shows for the Insurance and Reinsurance – Other reporting segment (comprised only of Group Re prior to 2008) the original provision for losses and LAE at each calendar year-end commencing in 2002, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Insurance and Reinsurance – Other’s Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Provisions for claims including LAE	226.1	263.3	267.6	315.6	373.5	456.5	742.0	1,004.1	1,024.4	995.5	1,046.5
Cumulative payments as of:
One year later	78.2	115.8	54.3	40.3	85.9	93.0	197.7	240.5	278.8	261.7
Two years later	175.5	152.8	74.6	104.3	151.9	160.5	262.5	421.8	395.6
Three years later	206.0	164.9	128.8	160.5	209.4	238.7	401.0	503.7
Four years later	209.0	210.0	179.2	206.6	267.3	304.3	461.2
Five years later	243.4	251.8	216.2	252.7	318.0	331.0
Six years later	276.7	280.8	252.5	290.5	334.3
Seven years later	299.5	309.6	280.3	301.4
Eight years later	320.6	328.9	289.3
Nine years later	334.7	336.7
Ten years later	349.3
Reserves re-estimated as of:
One year later	268.2	286.3	279.6	319.4	429.4	383.8	833.5	989.2	966.2	1,016.9
Two years later	295.2	302.9	288.2	361.9	375.8	454.1	833.0	939.8	993.1
Three years later	310.1	317.3	326.7	322.9	436.9	484.2	787.6	959.0
Four years later	323.4	348.4	302.8	377.6	458.0	477.6	801.9
Five years later	348.1	338.0	351.7	393.3	452.5	492.8
Six years later	343.5	375.2	364.5	387.1	465.1
Seven years later	374.6	384.7	359.4	392.3
Eight years later	380.3	381.3	366.2
Nine years later	377.9	389.9
Ten years later	387.0
Favourable (unfavourable) development	(160.9)	(126.6)	(98.6)	(76.7)	(91.6)	(36.3)	(59.9)	45.1	31.3	(21.4)

(1)	The table above has been restated to reflect the transfer of nSpire Re’s Group Re business to Runoff effective January 1, 2008.

The Insurance and Reinsurance – Other reporting segment experienced net unfavourable development of prior years’ reserves of $21.4 in 2012 as a result of net favourable development of $0.6 (principally comprised of net favourable development at Advent across most lines of business, partially offset by net adverse development at Polish Re related to commercial automobile claims reserves) which was offset by the effect of net unfavourable foreign currency movements of $22.0 (principally related to the translation of the Canadian dollar-denominated claims reserves of CRC Re). The total unfavourable impact of the effect of foreign currency translation on claims reserves of $22.3 was principally related to the strengthening of the Canadian dollar relative to the U.S. dollar and comprised $22.0 related to prior years’ reserves and $0.3 related to the current year’s reserves.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff

The following table shows for the Runoff operations the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Runoff(1)

	2012	2011	2010	2009		2008
Provision for claims and LAE at January 1	2,860.6	2,095.0	1,956.7	1,989.9		2,116.5

Transfers to Runoff(2)	61.8	484.2	–	–		97.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	133.8	8.8	1.8	–		13.7
Foreign exchange effect on claims	3.3	(9.3)	(8.4)	14.3		(30.5)
Increase in provision for prior accident years’ claims	41.3	56.7	50.6	57.6		64.1

Total incurred losses on claims and LAE	178.4	56.2	44.0	71.9		47.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(7.4)	(1.8)	(0.1)	–		(2.6)
Payments on prior accident years’ claims	(273.8)	(211.4)	(300.0)	(105.1	) (3)	(269.2)

Total payments for losses on claims and LAE	(281.2)	(213.2)	(300.1)	(105.1)		(271.8)

Provision for claims and LAE at December 31 before the undernoted	2,819.6	2,422.2	1,700.6	1,956.7		1,989.9

A&E reserves transferred from Crum & Forster(4)	–	334.5	–	–		–

Runoff subsidiaries acquired during the year(5)	925.0	103.9	394.4	–		–

Provision for claims and LAE at December 31	3,744.6	2,860.6	2,095.0	1,956.7		1,989.9

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)	Transfer to Runoff of Advent’s Syndicate 3330 in 2012, OdysseyRe’s Clearwater Insurance business in 2011 and nSpire Re’s Group Re business in 2008.

(3)	Reduced by $136.2 of proceeds from the commutation of several reinsurance treaties.

(4)	Runoff assumed liability for substantially all of Crum & Forster’s asbestos and environmental claims reserves effective December 31, 2011.

(5)	RiverStone Insurance and Syndicates 535 and 1204 in 2012, Syndicate 376 in 2011, General Fidelity and Syndicate 2112 in 2010.

Runoff experienced net adverse development of prior years’ reserves in 2012 of $41.3. U.S. Runoff experienced $109.9 of net adverse development of prior years’ reserves (primarily related to net strengthening of workers’ compensation, asbestos and environmental loss reserves and other latent claims reserves), partially offset by $68.6 of net favourable development of prior years’ reserves in European Runoff (related to net favourable emergence across all lines at European Runoff). Provision for current accident year’s claims of $133.8 in 2012 increased from $8.8 in 2011 primarily as a result of the impact of the Eagle Star reinsurance transaction.

Asbestos and Pollution

General A&E Discussion

A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively “A&E”) claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, across the United States, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

In addition to asbestos and pollution, the company faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, and welding fumes. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether (“MTBE”) was a significant potential health hazard exposure facing the company, but Runoff has resolved the latest MTBE exposures. The remaining MTBE exposures appear to be minimal at this time. Although still a risk, lead pigment has had some favorable underlying litigation developments resulting in this hazard presenting less of a risk to the company. We continue to monitor Hepatitis C claims and have had some policyholders present coverage demands. While exposure to the insurance industry for Hepatitis C claims may be significant, exposure in the Runoff portfolio is minimal. Similarly, we are monitoring claims alleging breast cancer as a result of in utero exposure to diethylstilbestrol (“DES”), a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Historically, DES exposure cases involved alleged injuries to the reproductive tract. More recently filed cases are now alleging a link between DES exposure and breast cancer. Few policyholders have presented alleged DES breast cancer claims for coverage. Accordingly, exposure to Runoff for this claim type is limited.

Following the transfer of Clearwater Insurance to Runoff effective from January 1, 2011 and the assumption by Runoff of substantially all of Crum and Forster’s liabilities for asbestos, environmental and other latent claims effective from December 31, 2011, substantially all of Fairfax’s exposure to asbestos and pollution losses are now under the management of Runoff (these transactions are further described in the Runoff section of this MD&A). Following is an analysis of the company’s gross and net loss and ALAE reserves from A&E exposures as at December 31, 2012 and 2011, and the movement in gross and net reserves for those years:

	2012		2011
	Gross	Net	Gross	Net
A&E
Provision for A&E claims and ALAE at January 1	1,490.6	1,050.2	1,633.9	1,115.0
A&E losses and ALAE incurred during the year	221.3	88.6	47.7	47.1
A&E losses and ALAE paid during the year	(147.1)	(102.4)	(191.0)	(111.9)
Reinsurance transaction during the year(1)	92.9	92.9	–	–

Provision for A&E claims and ALAE at December 31	1,657.7	1,129.3	1,490.6	1,050.2

(1)	Runoff assumed the runoff portfolio of Eagle Star in 2012.

Asbestos Claim Discussion

As previously reported, tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, the company has not seen this concern present. Asbestos litigation has seen mixed results, with both plaintiff and defense verdicts having been rendered in courts throughout the United States. The sharp decrease in the number of non-malignant and unimpaired injury cases

FAIRFAX FINANCIAL HOLDINGS LIMITED

in the tort system in recent years has allowed for the litigation to be dealt with more effectively than in the past. Expense has increased as a result of this trend, however, due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases were.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2012 and 2011, and the movement in gross and net reserves for those years:

	2012		2011
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,307.5	903.3	1,357.6	934.9
Asbestos losses and ALAE incurred during the year	203.1	95.6	73.8	49.3
Asbestos losses and ALAE paid during the year	(113.8)	(82.3)	(123.9)	(80.9)
Reinsurance transaction during the year(1)	59.6	59.6	–	–

Provision for asbestos claims and ALAE at December 31	1,456.4	976.2	1,307.5	903.3

(1)	Runoff assumed the runoff portfolio of Eagle Star in 2012.

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis in the United States. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis in the United States. The nature of these insureds and the claimant population associated with them, however, result in far less total exposure to the company than the historical traditional asbestos defendants. Reinsurance contracts entered into before 1984 also still present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990’s Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2012 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, new reports of environmental pollution claims continue to remain low. While insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, in the United States, approximately 1,312 sites are included on the National Priorities List of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources. At this point in time, natural resource damages claims have not developed into significant risks for the company’s insureds.

Following is an analysis of the company’s gross and net loss and ALAE reserves from pollution exposures as at December 31, 2012 and 2011, and the movement in gross and net reserves for those years:

	2012		2011
	Gross	Net	Gross	Net
Pollution
Provision for pollution claims and ALAE at January 1	183.1	146.9	276.3	180.1
Pollution losses and ALAE incurred during the year	18.2	(7.0)	(26.1)	(2.2)
Pollution losses and ALAE paid during the year	(33.3)	(20.1)	(67.1)	(31.0)
Reinsurance transaction during the year(1)	33.3	33.3	–	–

Provision for pollution claims and ALAE at December 31	201.3	153.1	183.1	146.9

(1)	Runoff assumed the runoff portfolio of Eagle Star in 2012.

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by the company’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry “best practice” for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Summary

Management believes that the A&E reserves reported at December 31, 2012 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Recoverable from Reinsurers

Fairfax’s subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers on the consolidated balance sheet ($5,290.8 at December 31, 2012) consists of future recoverables from reinsurers on unpaid claims ($4,663.7), reinsurance receivable on paid losses ($469.6) and the unearned portion of premiums ceded to reinsurers ($427.4), net of provision for uncollectible balances ($269.9). Recoverables from reinsurers on unpaid claims increased by $1,059.1 to $4,663.7 at December 31, 2012 from $3,604.6 at December 31, 2011 with the increase related primarily reflecting the impact of certain transactions at Runoff (principally the consolidation of RiverStone Insurance and the Syndicate 535 and Syndicate 1204 novation transactions) and increased business volumes at Fairfax Asia, Crum & Forster and Fairfax Brasil, partially offset by collections in 2012 of the significant catastrophe losses ceded in 2011 and the continued progress by Runoff as a result of normal cession and collection activity.

The following table presents Fairfax’s top 25 reinsurance groups (ranked by gross recoverable from reinsurers net of provisions for uncollectible reinsurance) at December 31, 2012. These 25 reinsurance groups represented 70.4% (68.2% at December 31, 2011) of Fairfax’s total recoverable from reinsurers at December 31, 2012.

Group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable(3) from reinsurers
Swiss Re	Swiss Re America Corp.	A+	642.2	341.0
Brit	Brit Gibraltar	A	546.0	–
Lloyd’s	Lloyd’s	A	380.9	340.2
Munich	Munich Reinsurance Co. of Canada	A+	280.4	265.1
Everest	Everest Re (Bermuda) Ltd.	A+	200.7	166.7
ACE	ACE Property & Casualty Insurance Co.	A+	175.1	131.3
Alleghany	Transatlantic Re	A	168.3	73.5
GIC	General Insurance Corp. of India	A–	160.5	153.3
HDI	Hannover Rueckversicherung	A+	152.5	139.0
Berkshire Hathaway	General Reinsurance Corp.	A++	146.4	129.9
Aegon	Arc Re	(4)	104.9	3.9
SCOR	SCOR Canada Reinsurance Co.	A	103.5	98.2
Alterra	Alterra Bermuda Ltd.	A	89.9	74.8
QBE	QBE Reinsurance Corp.	A	88.5	71.6
CNA	Continental Casualty	A	81.6	64.7
Arden	Arden Reinsurance Ltd.	A–	77.5	10.1
Nationwide	Nationwide Mutual Insurance Co.	A+	75.2	74.6
Enstar	Unionamerica Insurance	NR	65.9	55.8
Singapore Re	Singapore Re Corp	A–	65.2	36.0
DE Shaw	D.E. Shaw (Bermuda) Ltd.	NR	56.2	14.7
Platinum	Platinum Underwriters Re Inc.	A	54.6	50.5
Liberty Mutual	Liberty Mutual Ins. Co.	A	52.3	51.0
Ullico	Ullico Casualty Co.	NR	51.9	–
Axis	Axis Reinsurance Co.	A	48.7	31.5
Partner Re	Partner Re Company of US	A+	48.2	41.0

Sub-total			3,917.1	2,418.4
Other reinsurers			1,643.6	1,343.8

Total recoverable from reinsurers			5,560.7	3,762.2
Provision for uncollectible reinsurance			(269.9)	(269.9)

Recoverable from reinsurers			5,290.8	3,492.3

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)	Before specific provisions for uncollectible reinsurance.

(3)	Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

(4)	Aegon is rated AA- by S&P; Arc Re is not rated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the classification of the $5,290.8 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2012. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

Consolidated Recoverable from Reinsurers

	Consolidated Recoverable from Reinsurers
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers

A++	217.6	31.8	185.8
A+	1,706.2	413.0	1,293.2
A	1,531.4	216.4	1,315.0
A-	475.3	223.1	252.2
B++	34.3	18.2	16.1
B+	29.5	0.1	29.4
B or lower	52.6	52.0	0.6
Not rated	1,362.0	761.7	600.3
Pools and associations	151.8	82.2	69.6

	5,560.7	1,798.5	3,762.2
Provision for uncollectible reinsurance	(269.9)		(269.9)

Recoverable from reinsurers	5,290.8		3,492.3

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,798.5 as at December 31, 2012 as follows:

•	for reinsurers rated A- or better, Fairfax had security of $884.3 against outstanding reinsurance recoverable of $3,930.5;

•	for reinsurers rated B++ or lower, Fairfax had security of $70.3 against outstanding reinsurance recoverable of $116.4;

•	for unrated reinsurers, Fairfax had security of $761.7 against outstanding reinsurance recoverable of $1,362.0; and

•	for pools and associations, Fairfax had security of $82.2 against outstanding reinsurance recoverable of $151.8.

In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $269.9 provision for uncollectible reinsurance related to the $646.4 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated (excludes pools and associations).

The following tables separately break out the consolidated recoverable from reinsurers for the insurance and reinsurance operations and for the runoff operations. As shown in those tables, approximately 39.2% of the consolidated recoverable from reinsurers related to runoff operations as at December 31, 2012 (compared to 26.9% at December 31, 2011) with the increase year-over-year primarily related to the acquisition of RiverStone Insurance by Runoff. Prior to giving effect to this transaction, recoverable from reinsurers at Runoff increased by $53.0 in 2012 compared to 2011 primarily as a result of net strengthening of workers’ compensation, asbestos and environmental loss reserves and other latent claims reserves.

Recoverable from Reinsurers – Insurance and Reinsurance Operating Companies and Runoff Operations

	Insurance and Reinsurance Operating Companies			Runoff Operations
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	176.0	31.2	144.8	41.6	0.6	41.0
A+	1,190.1	382.9	807.2	516.1	30.1	486.0
A	1,152.3	186.8	965.5	379.1	29.6	349.5
A-	371.7	151.9	219.8	103.6	71.2	32.4
B++	22.3	12.9	9.4	12.0	5.3	6.7
B+	1.7	—	1.7	27.8	0.1	27.7
B or lower	52.1	52.0	0.1	0.5	—	0.5
Not rated	164.1	56.1	108.0	1,197.9	705.6	492.3
Pools and associations	141.4	82.2	59.2	10.4	—	10.4

	3,271.7	956.0	2,315.7	2,289.0	842.5	1,446.5
Provision for uncollectible reinsurance	(55.5)		(55.5)	(214.4)		(214.4)

Recoverable from reinsurers	3,216.2		2,260.2	2,074.6		1,232.1

Based on the preceding analysis of the company’s recoverable from reinsurers and on the credit risk analysis performed by the company’s reinsurance security department as described below, Fairfax believes that its provision for uncollectible reinsurance has provided for all likely losses arising from uncollectible reinsurance at December 31, 2012.

The company’s reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total fire loss of a large manufacturing plant, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Ceded reinsurance transactions had a net favourable pre-tax impact in 2012 of $50.2 (2011 – $57.6) comprised as set out in the table that follows:

	2012	2011
Reinsurers’ share of premiums earned	(1,211.3)	(1,121.4)
Commissions earned on reinsurers’ share of premiums earned	239.5	226.1
Reinsurers’ share of losses on claims	1,030.3	931.6
Release (provision) for uncollectible reinsurance	(8.3)	21.3

Net impact of ceded reinsurance (pre-tax)	50.2	57.6

Reinsurers’ share of premiums earned increased to $1,211.3 in 2012 from $1,121.4 in 2011 primarily at OdysseyRe as a result of a new quota share reinsurance contract covering multiline risks in Brazil and growth in its U.S. insurance lines of business. OdysseyRe’s respective purchases of retrocession and reinsurance coverage for these risks tends to be higher than the average across the other operating companies. Commissions earned on reinsurers’ share of premiums earned increased to $239.5 in 2012 from $226.1 in 2011 with the increase commensurate with the increase in reinsurers’ share of premiums earned as described above. Reinsurers’ share of losses on claims increased to $1,030.3 in 2012 from $931.6 in 2011 primarily as a result of losses ceded to reinsurers by Northbridge in connection with Hurricane Sandy, the effect on reinsurers’ share of losses on claims related to

FAIRFAX FINANCIAL HOLDINGS LIMITED

reserve strengthening at Runoff and increased losses ceded to reinsurers by First Capital consistent with its growth. In 2012, the company recorded a net provision for uncollectible reinsurance of $8.3 compared to a net release of provision for uncollectible reinsurance of $21.3.

The use of reinsurance decreased cash provided by operating activities by approximately $56 in 2012 (2011 –decreased cash used in operating activities by approximately $8) primarily as a result of a 5.3% ($60.8) increase in premiums paid to reinsurers, with collections of ceded losses and commissions on reinsurer’ share of premiums written remaining relatively stable on a year-over-year basis. Ceded premiums paid to reinsurers increased to $1,204.2 in 2012 from $1,143.4 in 2011 primarily as a result of the same factors set out in the preceding paragraph related to the increase in reinsurers’ share of premiums earned. The decrease in collection of ceded losses from $902.7 in 2011 to $897.3 in 2012 primarily related to lower collections of ceded losses by Runoff, partially offset by higher collections of ceded losses by OdysseyRe consistent with its growth.

Investments

Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”) is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax and all of its subsidiaries. Hamblin Watsa follows a long-term value-oriented investment philosophy with a primary emphasis on the preservation of invested capital. Hamblin Watsa looks for a margin of safety in its investments by: applying thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers; identifying attractively priced securities selling at discounts to intrinsic value; and hedging risk where appropriate. Hamblin Watsa is opportunistic in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to keep a large portion of its investment portfolio in cash and cash equivalents when markets are perceived to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax’s CEO and one other corporate officer being members of Hamblin Watsa’s investment committee. Hamblin Watsa’s investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints. The investment process is overseen by management of Hamblin Watsa. The Fairfax Board of Directors and each of the insurance and reinsurance subsidiaries are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) in Fairfax’s first year and for the past ten years are presented in the following table. Included in bonds are credit and CPI-linked derivatives and common stocks includes investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds	Preferred stocks	Common stocks	Real estate	Total(2)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80

2003	6,120.8	4,705.2	142.3	1,510.7	12.2	12,491.2	901.35
2004	4,075.0	7,260.9	135.8	1,960.9	28.0	13,460.6	840.80
2005	4,385.0	8,127.4	15.8	2,324.0	17.2	14,869.4	835.11
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,221.2	24.6	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,717.4	23.0	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,788.2	23.3	26,094.2	1,288.89

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

The increase in total investments per share of $95.19 from $1,193.70 at December 31, 2011 to $1,288.89 at December 31, 2012 primarily reflected the consolidation of the portfolio investments of RiverStone Insurance ($1,236.3 at December 31, 2012), net appreciation of bonds (principally bonds issued by U.S. states and municipalities and corporate and other bonds) and common stocks and decreased Fairfax common shares effectively outstanding (20,245,411 at December 31, 2012 compared to 20,375,796 at December 31, 2011), partially offset by net mark-to-market losses related to the company’s long and short equity and equity index total return swap derivative contracts. Since 1985, investments per share have compounded at a rate of 24.0% per year.

Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income on holding company cash and investments was $28.1 in 2012 (2011 – $45.3) prior to giving effect to total return swap expense of $38.3 (2011 – $39.0). Interest and dividend income earned in Fairfax’s first year and for the past ten years is presented in the following table.

		Interest and dividend income
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield (%)	Per share ($)	Amount	Yield (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38

2003	11,527.5	331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

Consolidated interest and dividend income decreased from $705.3 in 2011 to $409.3 in 2012 primarily as a result of the combined effects of sales during 2011 and 2012 of higher yielding government bonds (principally U.S. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks. Total return swap expense (a component of interest and dividend income) was higher in 2012 compared to 2011 ($204.9 in 2012 compared to $140.3 in 2011) due to increased dividends payable (primarily the dividend payable on the Russell 2000 exchange traded fund) and higher average notional amounts of short positions effected through total return swaps on a year-over-year basis. Primarily as a result of these factors, the company’s pre-tax interest and dividend income yield in 2012 of 1.63% decreased from 2.97% in 2011. The company’s after-tax interest and dividend yield in 2012 of 1.19% (compared to 2.13% in 2011) reflected the benefit of the decrease in the company’s Canadian statutory income tax rate from 28.3% in 2011 to 26.5% in 2012.

Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and total return swap expense (described in the two subsequent paragraphs), interest and dividend income in 2012 of $634.4 (2011 – $861.9) produced a pre-tax gross portfolio yield of 2.52% (2011 – 3.62%). The company’s pre-tax gross portfolio yield decreased on a year-over-year basis primarily reflecting the combined effects of sales during 2011 and 2012 of higher yield government bonds (principally U.S. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Funds withheld payable to reinsurers shown on the consolidated balance sheets represents funds to which the company’s reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. At December 31, 2012, funds withheld payable to reinsurers shown on the consolidated balance sheet of $439.7 ($412.6 at December 31, 2011) principally related to Crum & Forster of $322.4 ($318.0 at December 31, 2011) and First Capital of $94.7 ($46.5 at December 31, 2011). The year-over-year increase in funds withheld payable to reinsurers at First Capital primarily reflected increased reinsurance purchased during the year commensurate with the growth in gross premiums written. Interest expense which accrued to reinsurers on funds withheld totaled $20.2 in 2012 (2011 –$16.3). The company’s consolidated interest and dividend income in 2012 and 2011 is shown net of these amounts.

The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense” refers to the net dividends and interest paid or received related to the company’s long and short equity and equity index total return swaps which totaled $204.9 in 2012 (2011 – $140.3). The company’s consolidated interest and dividend income in 2012 and 2011 is shown net of these amounts.

The share of profit of associates increased from $1.8 in 2011 to $15.0 in 2012. The share of profit of associates in 2012 included an $18.8 share of the net loss of Fibrek (principally comprised of an impairment charge), a $22.0 share of the net loss of Thai Re (principally comprised of net reserve strengthening related to the Thailand floods) and a $12.9 share of the profit of ICICI Lombard. The share of profit of associates in 2011 included a $36.1 share of the net loss of ICICI Lombard. The net earnings of ICICI Lombard in 2011 were adversely affected by reserve strengthening related to its mandatory pro-rata participation in the Indian commercial vehicle insurance pool, partially offset by net mark-to-market gains on the ICICI Lombard investment portfolio.

Net Gains (Losses) on Investments

Net gains on investments of $642.6 in 2012 (2011 – $691.2) were comprised as shown in the following table:

	2012			2011
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	133.9	563.7	697.6	491.6	(1,266.4)	(774.8)
Preferred stocks – convertible	–	(36.2)	(36.2)	–	(5.2)	(5.2)
Bonds – convertible	62.7	124.0	186.7	43.1	(19.6)	23.5
Gain on disposition of associate(1)	196.8	–	196.8	7.0	–	7.0
Other equity derivatives(2) (3)	76.7	(2.9)	73.8	161.9	(205.2)	(43.3)

Equity and equity-related holdings	470.1	648.6	1,118.7	703.6	(1,496.4)	(792.8)
Equity hedges(3)	6.3	(1,011.8)	(1,005.5)	–	413.9	413.9

Equity and equity-related holdings after equity hedges	476.4	(363.2)	113.2	703.6	(1,082.5)	(378.9)
Bonds	566.3	161.8	728.1	424.6	854.1	1,278.7
Preferred stocks	1.0	(1.3)	(0.3)	0.9	(2.8)	(1.9)
CPI-linked derivatives	–	(129.2)	(129.2)	–	(233.9)	(233.9)
Other derivatives	63.7	(60.3)	3.4	10.8	38.6	49.4
Foreign currency	(44.7)	(31.5)	(76.2)	(64.5)	30.1	(34.4)
Other	2.3	1.3	3.6	13.0	(0.8)	12.2

Net gains (losses) on investments	1,065.0	(422.4)	642.6	1,088.4	(397.2)	691.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	421.3	(328.6)	92.7	354.6	398.5	753.1
U.S. states and municipalities	149.7	403.0	552.7	(2.0)	644.7	642.7
Corporate and other	(4.7)	87.4	82.7	72.0	(189.1)	(117.1)

	566.3	161.8	728.1	424.6	854.1	1,278.7

(1)

On December 10, 2012, the company sold all of its ownership interest in Cunningham Lindsey for net cash proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income).

On April 13, 2012, the company sold all of its ownership interest in Fibrek Inc. to Resolute Forest Products for net cash proceeds of $18.5 (Cdn$18.4) and Resolute Forest Products common shares with a fair value of $12.8 (Cdn$12.7) and recognized a net gain on investment of $29.8 (including amounts previously recorded in accumulated other comprehensive income).

On December 30, 2011, Polish Re, a wholly owned subsidiary of the company sold all of its interest in Polskie Towarzystwo Ubezpiezen S.A. (PTU) and received cash proceeds of $10.1 (34.7 million Polish zloty) and recorded a net gain on investments of $7.0.

(2)	Other equity derivatives include long equity total return swaps and equity warrants.

(3)

Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company’s long term risk management objectives are presented within net change in unrealized gains (losses).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Equity and equity related holdings: The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. In 2012, the three principle indexes underlying the company’s hedges performed as follows: the Russell 2000 index increased 14.6.%, the S&P 500 index increased 13.4% and the S&P/TSX 60 index increased 4.8%. In 2012, the company’s equity and equity-related holdings after equity hedges produced a net gain of $113.2 compared to a net loss of $378.9 in 2011. At December 31, 2012, equity hedges with a notional amount of $7,668.5 ($7,135.2 at December 31, 2011) represented 100.6% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,626.5 ($6,822.7 at December 31, 2011). In 2011, the impact of basis risk was somewhat more evident (more so than in 2012 or in periods prior to 2011) and reflected a lag in the performance of the company’s equity and equity-related holdings relative to the performance of the economic equity hedges used to protect those holdings. The company’s expectation over the long term, and consistent with its historical investment performance, is that its equity and equity-related holdings will outperform the broader equity indexes and any net losses related to the company’s equity and equity-related holdings after equity hedges are temporary and will be recouped in future periods.

During 2012, the company closed $394.2 (2011 – $41.4) of original notional amount of short positions in certain individual equities to reduce its economic equity hedges as a proportion of its equity and equity-related holdings. In the future, the company may manage its net exposure to its equity and equity-related holdings by adjusting the notional amounts of its equity hedges upwards or downwards. The company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure. This situation may arise due to the timing of opportunities for the company to exit and enter hedges at attractive prices, as a result of a decision by the company to hedge an amount less than the company’s full equity exposure or as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity risk. Refer to “Market Price Fluctuations” in note 24 (Financial Risk Management) to the company’s consolidated financial statements for the year ended December 31, 2012 for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

Bonds: Net gains on bonds of $728.1 in 2012 (2011 – $1,278.7) were primarily comprised of a combination of realized and net mark-to-market gains on U.S. state and municipal government bonds, realized gains on U.S. government bonds and net mark-to-market gains on other government bonds.

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2012, these contracts have a remaining weighted average life of 7.7 years (8.6 years at December 31, 2011), a notional amount of $48.4 billion ($46.5 billion at December 31, 2011) and fair value of $115.8 ($208.2 at December 31, 2011). The company’s CPI-linked derivative contracts produced unrealized losses of $129.2 in 2012 (2011 – $233.9). The unrealized losses on the CPI-linked derivative contracts were primarily a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in “CPI-linked derivatives” in note 7 (Short Sale and Derivative Transactions) to the company’s consolidated financial statements for the year ended December 31, 2012 for a discussion of the company’s economic hedge against the potential adverse financial impact of decreasing price levels.

Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio in Fairfax’s first year and for the most recent ten years. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost. For the years 2007 to 2009, Canadian GAAP required the company to carry most of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. Effective January 1, 2010, the company adopted IFRS and was required to carry the majority of its investments as at FVTPL and as a result, the calculation of total return on average investments in 2010, 2011 and 2012 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

Year(1)	Average investments at carrying value(2)	Interest and dividends	Net realized gains		Change in unrealized gains (losses)	Net gains (losses) recorded in:		Change in unrealized gains (losses) on investments in associates	Total return on average investments
						Net earnings(3)	Other comprehensive income
										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4

2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.5	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–			737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3				639.4		79.6	1,128.3	4.5

Cumulative from inception		8,597.9	3,887.8			6,668.2				9.4	(6)

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)

Excludes a net gain in 2012 of $3.2 (2011 – net loss of $46.5; 2010 – net loss of $31.7; 2009 – net gain of $14.3; 2008 – net loss of $147.9; 2007 – net gain of $26.4) recognized on the company’s underwriting activities related to foreign currency. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company’s consolidated subsidiaries.

(4)	Excludes the $40.1 gain on the company’s 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(5)

Excludes the $69.7 gain on the company’s 2006 secondary offering of OdysseyRe, the $15.7 loss on the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(6)	Simple average of the total return on average investments for each of the 27 years.

Investment gains have been an important component of Fairfax’s financial results since 1985, having contributed an aggregate $11,614.7 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2012, total return on average investments has averaged 9.4%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Bonds

A summary of the composition of the company’s fixed income portfolio as at December 31, 2012 and 2011, classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented in the table that follows:

	December 31, 2012		December 31, 2011
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,711.5	23.7	2,955.5	25.1
AA/Aa	5,069.6	44.4	5,408.0	45.9
A/A	2,266.0	19.8	1,822.6	15.5
BBB/Baa	282.7	2.5	349.3	3.0
BB/Ba	53.3	0.5	75.5	0.6
B/B	448.8	3.9	125.6	1.1
Lower than B/B and unrated	588.4	5.2	1,034.4	8.8

Total	11,420.3	100.0	11,770.9	100.0

The majority of the securities within the company’s fixed income portfolio are rated investment grade or higher with 68.1% (71.0% at December 31, 2011) being rated AA or higher (primarily consisting of government obligations). Bonds rated lower than B/B and unrated comprised 8.8% of the fixed income portfolio at December 31, 2011 compared to 5.2% at December 31, 2012 with the decrease primarily reflecting an upgrade to the credit rating of the company’s Greek sovereign bonds, the conversion to equity of certain convertible bonds and the redemption of other corporate bonds. Notwithstanding the foregoing, there were no significant changes to the credit quality of the company’s fixed income portfolio at December 31, 2012 compared to December 31, 2011. At December 31, 2012, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian, U.K. and German sovereign government bonds) to which the company had the greatest exposure totaled $3,562.6 ($3,862.0 at December 31, 2011), which represented approximately 13.7% (15.9% at December 31, 2011) of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2012 was $254.9, which represented approximately 1.0% (0.9% at December 31, 2011) of the total investment portfolio.

As at December 31, 2012, the company had investments with a fair value of $396.9 ($415.7 at December 31, 2011) in sovereign government bonds rated A/A or lower including $173.5 ($244.2 at December 31, 2011) of Greek bonds (originally purchased at deep discounts to par) and $124.4 ($82.8 at December 31, 2011) of Polish bonds (purchased to match claims liabilities of Polish Re), representing in the aggregate 1.5% (1.7% at December 31, 2011) of the total investment portfolio. As at December 31, 2012 and 2011, the company did not have any investments in bonds issued by Ireland, Italy, Portugal or Spain.

The consolidated investment portfolio included $6.9 billion ($6.2 billion at December 31, 2011) of U.S. state and municipal bonds (approximately $5.3 billion tax-exempt, $1.6 billion taxable), almost all of which were purchased during 2008 and are owned in the subsidiary investment portfolios. A significant portion of the company’s investment in U.S. state and municipal bonds, approximately $4.0 billion at December 31, 2012 ($3.8 billion at December 31, 2011), are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security.

	December 31, 2012
Change in Interest Rates	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
200 basis point increase	9,766.7	(1,132.0)	(14.5)
100 basis point increase	10,522.5	(595.1)	(7.6)
No change	11,420.3	–	–
100 basis point decrease	12,493.2	735.7	9.4
200 basis point decrease	13,803.7	1,635.3	20.9

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

The company’s exposure to credit risk and interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Common Stocks

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At December 31, 2012, the company had aggregate equity and equity-related holdings of $7,626.5 (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) compared to aggregate equity and equity-related holdings at December 31, 2011 of $6,822.7. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As a result of volatility in the equity markets and international credit concerns, the company economically hedged its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps as set out in the table below. The company’s objective is that the equity hedges be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s economic hedging programs related to equity risk.

	December 31, 2012				December 31, 2011
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	52,881,400	3,501.9	662.22	849.35	52,881,400	3,501.9	662.22	740.92
S&P 500	10,532,558	1,117.3	1,060.84	1,426.19	12,120,558	1,299.3	1,071.96	1,257.60
S&P/TSX 60	13,044,000	206.1	641.12	713.72	–	–	–	–
Other equity indices	–	140.0	–	–	–	140.0	–	–
Individual equities	–	1,231.3	–	–	–	1,597.3	–	–

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s common stock holdings and long positions in equity total return swaps as at December 31, 2012 and 2011 are summarized by the issuer’s primary industry in the table below.

	December 31,	December 31,
	2012	2011
Financials and investment funds	2,670.3	2,488.8
Commercial and industrial	1,632.5	1,698.6
Consumer products and other	1,288.2	1,005.6

	5,591.0	5,193.0

The company’s common stock holdings and long positions in equity total return swaps as at December 31, 2012 and 2011 are summarized by the issuer’s country of domicile in the table below.

	December 31,	December 31,
	2012	2011
United States	2,820.9	2,857.2
Canada	1,067.4	1,048.0
Ireland	413.3	410.4
Hong Kong	249.2	213.2
China	108.9	89.5
All other	931.3	574.7

	5,591.0	5,193.0

Derivatives and Derivative Counterparties

Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	December 31, 2012	December 31, 2011
Total derivative assets(1)	169.7	389.2
Impact of net settlement arrangements	(79.2)	(101.0)
Fair value of collateral deposited for the benefit of the company(2)	(56.5)	(141.6)
Excess collateral pledged by the company in favour of counterparties	38.5	129.7
Initial margin not held in segregated third party custodian accounts	93.1	80.6

Net derivative counterparty exposure after net settlement and collateral arrangements	165.6	356.9

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants which are not subject to counterparty risk.

(2)	Net of $3.9 ($65.7 at December 31, 2011) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at December 31, 2012, consisted of cash of $22.1 ($50.5 at December 31, 2011) and government securities of $38.3 ($156.8 at December 31, 2011). The company had not exercised its right to sell or repledge collateral at December 31, 2012.

Float

Fairfax’s float (a non-GAAP measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax’s insurance and reinsurance operations. The average float from those operations increased by 5.2% in 2012 to $11,906.0, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Benefit (cost) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	11.6%	9.6%

2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
2012	11.6	11,906.0	0.1%	2.4%
Weighted average since inception			(2.5)%	4.5%

Fairfax weighted average financing differential since inception: 2.0%

(1)	IFRS basis for 2012 and 2011; Canadian GAAP basis for 2010 and prior without reclassifications to conform with the IFRS presentation adopted in 2011.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents a breakdown of total year-end float for the most recent five years.

	Insurance			Reinsurance	Insurance and Reinsurance	Total Insurance and Reinsurance
			Fairfax
Year	Northbridge(1)	U.S.(2)	Asia(3)	OdysseyRe(4)	Other(5)		Runoff(6)	Total
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	3,509.1	470.7	4,905.9	1,042.6	12,242.4	3,636.8	15,879.2

During 2012, the company’s aggregate float increased by $1,480.2 to $15,879.2.

(1)

Northbridge’s float increased by 4.1% (at a cost of 2.5%) primarily due to increased loss reserves (including the effect on loss reserves of the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by an increase in reinsurance recoverables.

(2)

U.S. Insurance’s float increased by 9.4% (at a cost of 6.1%) due to increased loss reserves and unearned premium reserves as a result of increased premium volume, partially offset by increased reinsurance recoverables at Crum & Forster.

(3)

Fairfax Asia’s float increased by 21.6% (at no cost) due to increased loss reserves, unearned premium reserves and reinsurance funds withheld balances, primarily from increased premium volume, partially offset by increased reinsurance recoverables.

(4)	OdysseyRe’s float increased by 3.6% (at no cost) primarily due to increased loss reserves as a result of increased premium volume.

(5)

Insurance and Reinsurance – Other’s float increased by 2.4% (at a cost of 2.1%) primarily due to increased loss reserves recorded by Polish Re and Fairfax Brasil and decreased reinsurance recoverables at Advent resulting from the transfer of Syndicate 3330 to Runoff, partially offset by decreased loss reserves at Advent resulting from the aforementioned transfer and increased reinsurance recoverables at Fairfax Brasil.

(6)

Runoff’s float increased by 28.5% primarily due to the acquisition of RiverStone Insurance, the Eagle Star reinsurance transaction and the assumption of liability for claims reserves of Syndicate 3330 from Advent.

Financial Condition

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios(1):

	2012		2011		2010		2009		2008
Holding company cash and investments (net of short sale and derivative obligations)	1,128.0		962.8		1,474.2		1,242.7		1,555.0

Holding company debt	2,220.2		2,080.6		1,498.1		1,236.9		869.6
Subsidiary debt	670.9		623.9		919.5		903.4		910.2
Other long term obligations – holding company	157.5		314.0		311.5		173.5		187.7

Total debt	3,048.6		3,018.5		2,729.1		2,313.8		1,967.5

Net debt	1,920.6		2,055.7		1,254.9		1,071.1		412.5

Common shareholders’ equity	7,654.7		7,427.9		7,697.9		7,391.8		4,866.3
Preferred stock	1,166.4		934.7		934.7		227.2		102.5
Non-controlling interests	69.2		45.9		41.3		117.6		1,382.8

Total equity	8,890.3		8,408.5		8,673.9		7,736.6		6,351.6

Net debt/total equity	21.6%		24.4%		14.5%		13.8%		6.5%
Net debt/net total capital(2)	17.8%		19.6%		12.6%		12.2%		6.1%
Total debt/total capital(3)	25.5%		26.4%		23.9%		23.0%		23.7%
Interest coverage(4)	4.2	x	1.0	x	1.8	x	8.2	x	16.4	x
Interest and preferred share dividend distribution coverage(5)	3.0	x	0.7	x	1.4	x	7.5	x	15.0	x

(1)	IFRS basis for 2012, 2011 and 2010, and Canadian GAAP basis for 2009 and 2008.

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)

Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

Holding company debt (including other long term obligations) decreased by $16.9 to $2,377.7 at December 31, 2012 from $2,394.6 at December 31, 2011 primarily reflecting the repayment of the TIG Note and the repayment on maturity of $86.3 principal amount of Fairfax unsecured senior notes, partially offset by the issuance of Cdn$200.0 principal amount of Fairfax unsecured senior notes due 2022 and the foreign currency translation effect of the strengthening of the Canadian dollar relative to the U.S. dollar.

Subsidiary debt increased by $47.0 to $670.9 at December 31, 2012 from $623.9 at December 31, 2011 primarily reflecting the consolidation of the subsidiary indebtedness of Thomas Cook India ($36.6) and Prime Restaurants ($2.7) and increased subsidiary indebtedness of Ridley ($11.8), partially offset by the redemption by Crum & Forster of $6.2 principal amount of its unsecured senior notes due 2017.

Common shareholders’ equity increased by $226.8 to $7,654.7 at December 31, 2012 from $7,427.9 at December 31, 2011 primarily as a result of net earnings attributable to shareholders of Fairfax ($532.4) and the effect of increased accumulated other comprehensive income (an increase of $28.0 primarily related to foreign currency translation), partially offset by the company’s payments of dividends on its common and preferred shares ($266.3), the recognition of actuarial losses on its defined benefit plans (including those of its associates) in retained earnings ($32.8) and the net repurchase of subordinate voting shares for treasury ($48.4).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The changes in holding company debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 17.8% at December 31, 2012 from 19.6% at December 31, 2011 primarily as a result of a decrease in net debt and an increase in net total capital. The decrease in net debt was due to an increase in holding company cash and investments and a modest increase in total debt. The increase in net total capital was due to the issuance of Series K preferred shares on March 21, 2012, increased non-controlling interests and increased common shareholders’ equity, partially offset by decreased net debt. The consolidated total debt/total capital ratio decreased to 25.5% at December 31, 2012 from 26.4% at December 31, 2011 primarily as a result of increased total capital due to the issuance of Series K preferred shares on March 21, 2012, increased non-controlling interests, increased common shareholders’ equity and a modest increase in total debt.

The company believes that cash and investments net of short sale and derivative obligations at December 31, 2012 of $1,128.0 ($962.8 at December 31, 2011) provide adequate liquidity to meet the holding company’s known obligations in 2013. Refer to the second paragraph of the Liquidity section of this MD&A for a discussion of the sources of liquidity available to the holding company and the holding company’s known significant commitments for 2013.

The company’s operating companies continue to maintain capital above minimum regulatory levels, at adequate levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-GAAP measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)(1)
	2012	2011	2010	2009	2008
Insurance
Northbridge (Canada)	0.8	1.0	0.8	0.7	1.0
Crum & Forster (U.S.)(2)	1.0	0.9	0.6	0.5	0.8
Zenith National (U.S.)(3)	1.4	0.8	0.6	n/a	n/a
Fairfax Asia	0.5	0.5	0.4	0.4	0.3
Reinsurance – OdysseyRe	0.6	0.6	0.5	0.5	0.7
Insurance and Reinsurance – Other(4)	0.7	0.8	0.8	1.1	0.6
Canadian insurance industry	1.0	1.1	1.1	1.0	1.0
U.S. insurance industry	0.8	0.8	0.7	0.8	1.0

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)

First Mercury was acquired February 9, 2011, pursuant to the acquisition transaction described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2012.

(3)	Zenith National was acquired May 20, 2010. Zenith National’s net premiums written in 2010 includes the portion of that year prior to the acquisition by Fairfax.

(4)	Other includes Group Re (all years), Advent (effective September 2008), Polish Re (effective January 2009) and Fairfax Brasil (effective March 2010).

In the U.S., the National Association of Insurance Commissioners (“NAIC”) has developed a model law and risk-based capital (“RBC”) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2012, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 3.6 times (3.7 times at December 31, 2011) the authorized control level, except for TIG which had 2.3 times (2.3 times at December 31, 2011).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (“MCT”) formula. At December 31, 2012, Northbridge’s subsidiaries had a weighted average MCT ratio of 196% of the minimum statutory capital required, compared to 212% at December 31, 2011, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland, Poland, Brazil, Malaysia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2012.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2012:

Standard
Issuer Credit Ratings	A.M. Best	& Poor’s	Moody’s	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB

Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.	A	BBB+	A3	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Northbridge Commercial Insurance Corp.	A	A-	–	–
Northbridge General Insurance Corp.	A	A-	A3	–
Northbridge Indemnity Insurance Corp.	A	A-	–	–
Federated Insurance Company of Canada	A	A-	–	–
CRC Reinsurance Limited	A-	–	–	–
Wentworth Insurance Company Ltd.	A-	–	–	–
First Capital Insurance Limited	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) PLC(2)	A	A+	–	–
Polish Re	A-	BBB+	–	–

(1)	Financial strength ratings apply to the operating companies.

(2)	Advent’s ratings are the A.M. Best and Standard & Poor’s ratings assigned to Lloyd’s.

During 2012, A.M. Best downgraded CRC Reinsurance Limited from an “A” at December 31, 2011 to an “A-” at December 31, 2012.

Book Value Per Share

Common shareholders’ equity at December 31, 2012 of $7,654.7 or $378.10 per basic share (excluding the unrecorded $427.1 excess of fair value over the carrying value of investments in associates) increased from $7,427.9 or $364.55 per basic share (excluding the unrecorded $347.5 excess of fair value over the carrying value of investments in associates) at December 31, 2011, representing an increase per basic share of 3.7% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2012, or an increase of 6.5% adjusted to include that dividend). During 2012, the number of basic shares decreased as a result of the repurchase of 130,385 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At December 31, 2012, there were 20,245,411 common shares effectively outstanding.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2008 – issue of shares	886,888	216.83	192.3
2008 – repurchase of shares	(1,066,601)	264.39	(282.0)
2009 – issue of shares	2,881,844	343.29	989.3
2009 – repurchase of shares	(360,100)	341.29	(122.9)
2010 – issue of shares	563,381	354.64	199.8
2010 – repurchase of shares	(43,900)	382.69	(16.8)
2011 – repurchase of shares	(25,700)	389.11	(10.0)
2012 – repurchase of shares	–	–	–

Share issuances in 2009 and 2010 were pursuant to public offerings. Shares issued in 2008 related to the conversion of the company’s 5.0% convertible senior debentures due July 15, 2023.

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

Liquidity

Holding company cash and investments at December 31, 2012 totaled $1,169.2 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations) compared to $1,026.7 at December 31, 2011 ($962.8 net of $63.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level in 2012 (excluding $233.0 of intra-group repayments and capital contributions) included the following outflows – the payment of $266.3 of common and preferred share dividends, the payment of $220.5 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the payment of $144.8 of interest on long term debt, the repayment upon maturity of $86.3 principal amount of Fairfax unsecured senior notes, the net payment of $56.7 (Cdn$57.7) in respect of the company’s acquisition of Prime Restaurants and the participation in the rights offering of Alltrust Insurance of $18.9. Significant inflows during 2012 included the following – net proceeds of $203.0 (Cdn$198.6) from the issuance of Cdn$200.0 principal amount of 5.84% unsecured senior notes due 2022, the net proceeds of $231.7 (Cdn$230.1) from the issuance of Cdn$237.5 par value Series K preferred shares, $859.7 of dividends from subsidiaries (Runoff ($303.8), OdysseyRe ($200.0), Wentworth ($120.0), Zenith National ($91.8), CRC Re ($77.1), Crum & Forster ($63.0) and Ridley ($4.0)) and a $20.9 corporate income tax refund. The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2012 of $1,128.0 ($962.8 at December 31, 2011) provide adequate liquidity to meet the holding company’s known obligations in 2013. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2012). The holding company’s known significant commitments for 2013 consist of the payment of the $205.5 dividend on common shares ($10.00 per share paid January 2013), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below). On January 21, 2013, the company received net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of its unsecured senior notes due 2022 pursuant to a re-opening of those notes. The company intends to use these proceeds to fund the repayment upon maturity of $182.9 principal amount of OdysseyRe’s unsecured senior notes due November 1, 2013, repurchase $12.2 principal amount of its unsecured senior notes due 2017 and redeem on March 11, 2013 the remaining $36.2 outstanding principal amount of its unsecured senior notes due 2017.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2012, the holding company paid net cash of $220.5 (received net cash of $97.3 in 2011) with respect to long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity discussed above.

During 2012, subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $980.4 from $6,337.9 at December 31, 2011 to $7,318.3 at December 31, 2012. Significant net increases included the following – the consolidation of the cash and short term investments of RiverStone Insurance ($223.5 at December 31, 2012), the reinvestment of the proceeds received from the sale of government bonds into cash and short term investments, the proceeds received on the sale of Cunningham Lindsey and cash provided by operating activities. Significant net decreases during 2012 included the following – cash of $603.6 paid in connection with the reset provisions of the company’s long and short equity and equity index total return swaps, the payment of cash dividends of $733.5 to Fairfax, cash used to acquire common stock and certain limited partnership investments, cash used to acquire RiverStone Insurance, the repayment of the TIG Note and cash used to acquire Thomas Cook India.

The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2012, the insurance and reinsurance subsidiaries paid net cash of $603.6 (received net cash of $173.3 in 2011) with respect to long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2012 and 2011:

	2012	2011
Operating activities
Cash provided by operating activities before the undernoted	210.0	33.2
Net (purchases) sales of securities classified as at FVTPL	1,105.7	(1,254.7)
Investing activities
Net (purchases) sales of investments in associates	114.6	(130.5)
Net purchase of subsidiaries, net of cash acquired and bank overdraft assumed	(334.4)	276.5
Net purchases of premises and equipment and intangible assets	(71.5)	(42.2)
Financing activities
Net (repayment) issuances of subsidiary indebtedness	20.1	(41.9)
Issuance of holding company debt	203.0	899.5
Repurchase of holding company and subsidiary debt and securities	(296.5)	(762.3)
Issuance of preferred shares	231.7	–
Common and preferred share dividends paid	(266.3)	(257.4)
Dividends paid to non-controlling interests	(6.7)	–
Other cash used in financing activities	(50.6)	(36.0)

Increase (decrease) in cash, cash equivalents and bank overdrafts during the year	859.1	(1,315.8)

Cash provided by operating activities excluding cash used to purchase securities classified as at FVTPL increased to $210.0 in 2012 from $33.2 in 2011 primarily as a result of higher premium collections, partially offset by lower interest and dividend income received and increased income taxes paid. Net sales of securities classified as at FVTPL of $1,105.7 in 2012 mainly reflected net sales of U.S. treasury and Canadian government bonds, partially offset by net cash paid with respect to the reset provisions of total return swaps and net purchases of common

FAIRFAX FINANCIAL HOLDINGS LIMITED

stocks and short term investments. Net purchases of securities classified as at FVTPL of $1,254.7 in 2011 primarily reflected net purchases of short term investments, partially offset by net sales of bonds and net cash received with respect to the reset provisions of total return swaps.

Net sales of investments in associates in 2012 of $114.6 primarily reflected the proceeds received on the sale of Cunningham Lindsey and Fibrek, partially offset by purchases of minority shareholdings in Thai Re and Eurobank Properties and net purchases of limited partnerships. Net purchases of associates in 2011 of $130.5 primarily related to the participation in an ICICI Lombard rights offering and net purchases of limited partnerships. Net purchases of subsidiaries, net of cash acquired and bank overdraft assumed of $334.4 in 2012, primarily related to net cash of $140.1, $139.3 and $51.4 used to acquire an 87.1% interest in Thomas Cook India, a 100% interest in RiverStone Insurance and an 81.7% interest in Prime Restaurants respectively. Net purchases of subsidiaries, net of cash acquired in 2011 of $276.5 included net cash acquired of $355.8 with respect to the acquisition of First Mercury, partially offset by net cash of $49.5 and $29.8 used to acquire a 100% interest in Pacific Insurance and a 75.0% interest in Sporting Life respectively.

Net issuances of subsidiary indebtedness of $20.1 in 2012, primarily related to the increased indebtedness of Ridley and Thomas Cook India. Issuance of holding company debt of $203.0 (Cdn$198.6) in 2012 reflected net proceeds from the issuance of Cdn$200.0 principal amount of 5.84% unsecured senior notes due 2022. Repurchase of holding company and subsidiary debt and securities of $296.5 primarily reflected the repayment of the TIG Note ($200.0), the repayment on maturity of Fairfax unsecured senior notes ($86.3) and the redemption by Crum & Forster of its unsecured senior notes due 2017 ($6.4). In 2012, the company issued Cdn$237.5 par value of Series K preferred shares for net proceeds of $231.7, paid common share dividends of $205.8 (2011 – $205.9), paid preferred share dividends of $60.5 (2011 – $51.5) and paid dividends to non-controlling interests of $6.7 (2011 – nil). Other cash used in financing activities of $50.6 in 2012 related to subordinate voting shares purchased for treasury. Net repayment of subsidiary indebtedness of $41.9 in 2011 principally related to subsidiary indebtedness repaid by First Mercury ($29.7). Issuance of holding company debt of $899.5 in 2011 reflected the issuance of $500.0 principal amount of 5.80% unsecured senior notes due 2021 for net proceeds of $493.9 and the issuance of Cdn$400.0 principal amount of 6.40% unsecured senior notes due 2021 for net proceeds of $405.6 (Cdn$396.0). Repurchase of holding company and subsidiary debt and securities of $762.3 in 2011 primarily reflected the payment to repurchase Fairfax, Crum & Forster and OdysseyRe unsecured senior notes ($727.1) and cash consideration to redeem First Mercury’s trust preferred securities ($26.7). Other cash used in financing activities of $36.0 in 2011 principally related to subordinate voting shares purchased for treasury ($26.0) and the repurchase for cancellation of subordinate voting shares ($10.0).

Contractual Obligations

The following table sets out a payment schedule of the company’s significant current and future obligations (holding company and subsidiaries) as at December 31, 2012:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	4,576.0	5,099.1	3,172.1	6,801.6	19,648.8
Long term debt obligations – principal	235.8	217.8	57.7	2,508.8	3,020.1
Long term debt obligations – interest	198.2	361.3	330.7	706.6	1,596.8
Operating leases – obligations	68.4	109.3	71.4	128.3	377.4

	5,078.4	5,787.5	3,631.9	10,145.3	24,643.1

For further detail on the maturity profile of the company’s financial liabilities, please see “Liquidity Risk” in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Lawsuit Seeking Class Action Status

The purported lawsuit seeking class action status against Fairfax and others described in earlier MD&As has been dismissed, with no payment and without the possibility of further appeal or amendment. For a full description of this dismissal, please see section (a) of “Lawsuits” in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2012.

Accounting and Disclosure Matters

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2012, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2012, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Subject to the limitations described below under “Limitation on scope of evaluation”, the company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The company’s management, including the CEO and CFO, concluded that, as of December 31, 2012, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears within this Annual Report.

Limitation on scope of design and evaluation

On October 12, 2012, the company completed the acquisition of Brit Insurance Limited, which was subsequently renamed RiverStone Insurance Limited (“RiverStone Insurance”). Management has limited the scope of the design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of RiverStone Insurance, the results of which are included in the consolidated financial statements of the company for the year ended December 31, 2012. The scope limitation is in accordance with Section 3.3 of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows an issuer to limit its design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. The operations of RiverStone Insurance represented 0.5% of the company’s consolidated revenue for the year ended December 31, 2012 and represented 4.0% of the company’s consolidated net assets as at December 31, 2012. In addition, the table that follows presents a summary of financial information for RiverStone Insurance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As at and for the year ended December 31, 2012
(US$ millions)
Revenue	36.9

Net earnings	11.1

Assets
Insurance contract receivables	151.0
Portfolio investments	1,236.3
Recoverable from reinsurers	891.5
Deferred income taxes	6.9
Other assets	10.6

2,296.3

Liabilities
Accounts payable and accrued liabilities	155.6
Income taxes payable	0.3
Short sale and derivative obligations	1.4
Insurance contract liabilities	1,788.9

1,946.2

Equity	350.1

2,296.3

Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2012.

Significant Accounting Changes

There were no significant accounting changes during 2012. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2012 for a detailed discussion of the company’s accounting policies.

Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s consolidated financial reporting are discussed below. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2012.

Financial Instruments

The International Accounting Standards Board (“IASB”) is undertaking a limited review of IFRS 9 Financial Instruments (“IFRS 9”) to address certain application issues, to consider the interaction of IFRS 9 with the proposed insurance contracts standard (discussed below) and to seek to reduce differences with the proposed financial instruments model of the U.S. Financial Accounting Standards Board (“FASB”).

The Exposure Draft – Classification and Measurement: Limited Amendments to IFRS 9 was published in the fourth quarter of 2012, with the most significant proposal being the introduction of a mandatory third measurement category for simple debt instruments. Under current IFRS 9, simple debt instruments are measured at amortized cost if held within a business model that focuses on collecting the contractual cash flows; otherwise simple debt instruments are measured at fair value through profit and loss (“FVTPL”). The new measurement category would require simple debt instruments to be measured at fair value through other comprehensive income (“FVTOCI”) if held within a business model to both collect contractual cash flows and for sale. The FVTOCI category provides the same measurement outcome as the existing available for sale category under IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) when applied to debt instruments, with the important exception that impairment would be measured under the forthcoming expected loss model in IFRS 9 rather than the incurred loss model in IAS 39.

The company’s business model of managing its investments in debt instruments to both collect contractual cash flows and for sale currently requires its entire portfolio of debt instruments to be measured at FVTPL. Under the proposed amendments to IFRS 9, a significant portion of the company’s portfolio of debt instruments may have to be measured at FVTOCI.

The exposure draft is currently being re-deliberated by the IASB and final modifications will be effective no earlier than January 1, 2015.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and a revised exposure draft is expected in the second quarter of 2013. The exposure draft is a comprehensive standard that addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased and probability-weighted average of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of time value of money; (iii) an explicit risk adjustment; and (iv) a residual margin calibrated to ensure that no profit is recognized on inception of the contract. Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is required for short-duration contracts in which the coverage period is approximately one year or less. The publication of the final standard is anticipated to be in 2014, with an effective date expected to be no earlier than January 1, 2015. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could add significant operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Hedge accounting

The IASB issued an Exposure Draft – Hedge Accounting on December 9, 2010 with a proposed model that is intended to more closely align hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. Existing hedge accounting under IAS 39 is complex and primarily rules driven; the proposed model is principles based and permits, for instance, hedging of components of non-financial items and the hedging of net positions, two areas that are prohibited under IAS 39. A ‘review draft’ of the standard was published on September 7, 2012, while the final standard is expected to be issued in the second quarter of 2013 with mandatory adoption expected to be no earlier than January 1, 2015. The proposed hedge accounting model under IFRS 9, as currently drafted, is not expected to have a significant impact on the company’s consolidated financial statements, but may present opportunities for expanded application of hedge accounting in the future.

Leases

The IASB together with the FASB is developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010, the IASB issued an Exposure Draft – Leases that proposes to largely eliminate the distinction between operating and capital leases. A revised exposure draft is expected in the second quarter of 2013. Lessees would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. Lessors would derecognize the underlying asset and replace it with a lease receivable and residual asset. The publication date of the final standard is yet to be determined, with mandatory adoption expected to be no earlier than January 1, 2015. However, the proposed standard would apply to all leases in force at the effective date. The company has commenced a preliminary assessment of the impact of this exposure draft on its lease commitments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk (which necessarily factors in climate change considerations), credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company’s designated Chief Risk Officer reports on risk considerations to Fairfax’s Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Management of Fairfax in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company’s success is dependent upon its ability to accurately assess the risks being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company’s net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company’s management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012. The company’s management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2012.

Catastrophe Exposure

The company’s insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable and can cause losses in a variety of property and casualty lines. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company’s net earnings and financial condition. The company’s management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position and cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate as a result of changes in reinsurers’ profitability. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by industry consolidation may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, the company’s results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Investment Portfolio

Investment returns are an important part of the company’s overall profitability. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair profitability, financial condition or cash flows. Investment income is derived from interest and dividends, together with net gains on investments. The portion derived from net gains on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equity securities owned. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company’s financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Use of derivative instruments is governed by the company’s investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could reduce net earnings significantly and adversely affect the company’s business, financial position or results of operations. The company’s use of derivatives is discussed in note 7 (Short Sale and Derivative Transactions) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Economic Hedging Strategies

The company may use derivative instruments to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company’s use of derivatives is discussed in note 7 (Short Sale and Derivative Transactions) to the consolidated financial statements for the year ended December 31, 2012.

The company’s derivative instruments may expose it to basis risk, counterparty risk, credit risk and liquidity risk, notwithstanding that the company’s principal use of derivative instruments is to hedge exposures to various risks. Basis risk is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition and results of operations.

The company regularly monitors the effectiveness of its hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges will be reasonably effective in the medium to long term and especially in the event of a significant market correction. The management of basis risk is also discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods.

As a result of tort reform, both legislative and judicial, there has been a decrease in mass asbestos plaintiff screening efforts over the past few years and a decline in the number of unimpaired plaintiffs filing claims. The majority of claims now being filed and litigated continues to relate to mesothelioma, lung cancer or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, this has not been the case. Expense has increased somewhat as a result of this trend, however, primarily due to the fact that the malignancy cases are often more heavily litigated than the nonmalignancy cases.

Similarly, as a result of various regulatory efforts aimed at environmental remediation, the company, and its peers in the insurance industry, continue to be involved in litigation involving policy coverage and liability issues with respect to environmental claims. In addition to regulatory pressures, the results of court decisions affecting the industry’s coverage positions continue to be inconsistent and have expanded coverage beyond its original intent. Accordingly, the ultimate responsibility and liability for environmental remediation costs remains uncertain. In addition to asbestos and environmental pollution, the company faces exposure to other types of mass tort or health hazard claims, including claims related to exposure to potentially harmful products or substances, such as breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, coal mining, welding fumes, methyl tertiary butyl ether (a fuel component in engine gasoline), and more recently claims involving Chinese drywall in the United States.

The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2012 and in the Asbestos and Pollution section of this MD&A.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected.

Although the magnitude of the company’s recoverable from reinsurers balance is significant, a portion of the balance arose as a result of past acquisitions of companies that had relied heavily on reinsurance and of the company’s greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012 and in the Recoverable from Reinsurers section of this MD&A.

The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes thorough due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company’s net earnings and financial condition.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed and discussed through various processes involving senior management and the company’s Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Financial strength ratings measure a company’s ability to meet its obligations to contract holders. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. In addition, a downgrade of the company’s credit rating may

FAIRFAX FINANCIAL HOLDINGS LIMITED

affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s insurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce prices, the company’s operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention, further reducing operating margins. The company’s management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company’s liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. The company’s exposure to this uncertainty is greatest in its “long-tail” casualty businesses, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically “short-tail”.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2012 and in the Asbestos and Pollution section of this MD&A.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011, the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide has resulted in higher costs for reinsurance protection in 2012, particularly for those risks exposed to catastrophes, and this trend is expected to continue in the future. The company also expects the significant losses sustained by reinsurers may also increase the cost of reinsurance protection on non-property risks. Each of the company’s subsidiaries continues to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a financial services holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the insurance and reinsurance operating companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company’s operations are conducted through its subsidiaries, none of the subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, the United Kingdom, Poland, Hong Kong, Singapore, Malaysia and Brazil and is affected by the subsidiaries’ credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012 and in the Liquidity section of this MD&A.

Access to Capital

The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.

The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2012. The credit facility contains various covenants that place restrictions on, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company’s management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman and significant shareholder, Mr. Prem Watsa, and the senior management of its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company’s ability to attract new business. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, regulatory capital guidelines may change for the company’s European operations due to Solvency II; the Dodd-Frank Act creates a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company’s use of derivatives for investment and hedging purposes; and the activities of the International Association of Insurance Supervisors may lead to additional regulatory oversight of the company as a financial services holding company. Such changes could adversely affect the financial results of the company’s subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. The company’s management of the risks associated with the management of its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company’s insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The existence of information requests or proceedings by government authorities could have various adverse effects. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of one particular region.

Lawsuits

The existence of lawsuits against the company or its affiliates, directors or officers could have various adverse effects.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk.

Significant Shareholder

The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 45.1% of the voting power of outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Foreign Exchange

The company’s presentation currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company’s operating results. The company’s management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to the customer. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company’s business is generated by brokers (including international reinsurance brokers with respect to the Reinsurance reporting segment), with the remainder split among the other distribution channels. This is substantially consistent across the company’s insurance and reinsurance reporting segments.

The company’s insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company’s reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the consolidated balance sheets originated from various acquisitions made by the company or from acquisitions made by the company’s operating subsidiaries. It is essential that the fair value of the acquired entity continue to exceed its carrying value for there to be no impairment in the carrying value of the goodwill. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a writedown in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also utilizes external tax professionals as it deems necessary. Tax legislation for each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company’s U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technology

Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company’s operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company’s computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Therefore, it is critical that the company’s facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

The company has highly trained staff that are committed to the continual development and maintenance of its systems. Operational availability, integrity and security of the company’s information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2012
Revenue	1,624.5	1,742.5	1,891.6	2,764.2	8,022.8
Net earnings	0.1	95.5	37.0	408.1	540.7
Net earnings (loss) attributable to shareholders of Fairfax	(1.3)	95.0	34.6	404.1	532.4
Net earnings (loss) per share	$(0.69)	$3.90	$0.91	$19.14	$23.22
Net earnings (loss) per diluted share	$(0.69)	$3.85	$0.90	$18.90	$22.94
2011
Revenue	1,573.5	1,755.0	3,322.9	823.6	7,475.0
Net earnings (loss)	(239.5)	83.6	974.5	(770.8)	47.8
Net earnings (loss) attributable to shareholders of Fairfax	(240.6)	83.3	973.9	(771.5)	45.1
Net earnings (loss) per share	$(12.42)	$3.43	$47.17	$(38.47)	$(0.31)
Net earnings (loss) per diluted share	$(12.42)	$3.40	$46.73	$(38.47)	$(0.31)

Net earnings of $408.1 in the fourth quarter of 2012 arose principally as a result of net gains on investments (primarily related to equity and equity-related holdings after equity hedges, and bonds) compared to a net loss of $770.8 in the fourth quarter of 2011 which reflected net losses on investments of $914.9 (primarily as a result of non-correlation between the performance of the company’s equities and its equity-related hedges). The company incurred total catastrophe losses of $409.8 in 2012 (inclusive of $261.2 of Hurricane Sandy losses in the fourth quarter) compared to $1,020.8 of catastrophe losses in 2011 ($359.9 in the fourth quarter). The company’s improved underwriting results, partially offset by lower net gains on investments, generated net earnings of $540.7 in 2012 (2011 - $47.8) and were the principal factors leading to a 3.7% increase in book value per share in 2012.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes as in 2011, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Stock Prices and Share Information

As at March 8, 2013, Fairfax had 19,496,209 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 20,244,979 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2012, 2011 and 2010.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2012
High	442.00	420.00	404.45	382.88
Low	384.96	375.00	356.46	335.00
Close	402.59	403.14	379.73	358.55
2011
High	416.48	399.75	407.00	442.00
Low	346.00	359.70	360.02	386.00
Close	366.50	386.00	401.79	437.01

FAIRFAX FINANCIAL HOLDINGS LIMITED

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

APPENDIX

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)

We expect to compound our book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)

Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Summary

(in US$ millions except share and per share data and as otherwise indicated)(1)

		Per Share
	Increase in book value per share	Common share- holders’ equity	Net earnings	Revenue	Earnings before income taxes	Net earnings	Total assets	Invest- ments	Net debt	Common share- holders’ equity	Shares outstanding	Closing share price(2)
As at and for the years ended December 31(3):
1985	–	1.52	(1.35)	12.2	(0.6)	(0.6)	30.4	23.9	–	7.6	5.0	3.25	(4)
1986	179.6%	4.25	0.98	38.9	6.6	4.7	93.4	68.8	3.7	29.7	7.0	12.75
1987	48.2%	6.30	1.72	86.9	14.0	12.3	139.8	93.5	4.9	46.0	7.3	12.37
1988	31.1%	8.26	1.63	112.0	17.9	12.1	200.6	111.7	27.3	60.3	7.3	15.00
1989	27.1%	10.50	1.87	108.6	16.6	14.4	209.5	113.1	21.9	76.7	7.3	18.75
1990	41.3%	14.84	2.42	167.0	19.8	18.2	461.9	289.3	83.3	81.6	5.5	11.00
1991	23.9%	18.38	3.34	217.4	28.3	19.6	447.0	295.3	58.0	101.1	5.5	21.25
1992	0.9%	18.55	1.44	237.0	5.8	8.3	464.6	311.7	69.4	113.1	6.1	25.00
1993	42.3%	26.39	4.19	266.7	36.2	25.8	906.6	641.1	118.7	211.1	8.0	61.25
1994	17.7%	31.06	3.41	464.8	33.7	27.9	1,549.3	1,105.9	166.3	279.6	9.0	67.00
1995	25.2%	38.89	7.15	837.0	70.1	63.9	2,104.8	1,221.9	175.7	346.1	8.9	98.00
1996	62.8%	63.31	11.26	1,082.3	137.4	110.6	4,216.0	2,520.4	281.6	664.7	10.5	290.00
1997	36.3%	86.28	14.12	1,507.7	218.0	152.1	7,148.9	4,054.1	369.7	960.5	11.1	320.00
1998	30.4%	112.49	23.60	2,469.0	358.9	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	540.00
1999	38.3%	155.55	3.20	3,905.9	(72.2)	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	245.50
2000	(4.8)%	148.14	5.04	4,157.2	(66.7)	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	228.50
2001	(21.0)%	117.03	(31.93)	3,953.2	(695.1)	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	164.00
2002	7.0%	125.25	17.49	5,104.7	294.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	121.11
2003	30.7%	163.70	19.51	5,731.2	537.1	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	226.11
2004	(0.6)%	162.76	3.11	5,829.7	287.6	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	202.24
2005	(15.5)%	137.50	(27.75)	5,900.5	(466.5)	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	168.00
2006	9.2%	150.16	11.92	6,803.7	878.6	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	231.67
2007	53.2%	230.01	58.38	7,510.2	2,160.4	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	287.00
2008	21.0%	278.28	79.53	7,825.6	2,444.3	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	390.00
2009	32.9%	369.80	43.75	6,635.6	1,205.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	410.00
2010	1.8%	376.33	14.82	5,967.3	151.1	335.8	31,448.1	23,300.0	1,254.9	7,697.9	20.5	408.99
2011	(3.1)%	364.55	(0.31)	7,475.0	(8.7)	45.1	33,406.9	24,322.5	2,055.7	7,427.9	20.4	437.01
2012	3.7%	378.10	22.94	8,022.8	656.8	532.4	36,941.2	26,094.2	1,920.6	7,654.7	20.2	358.55

(1)	All share references are to common shares; shares outstanding are in millions.

(2)	Quoted in Canadian dollars.

(3)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(4)	When current management took over in September 1985.

Directors of the Company Anthony F. Griffiths Corporate Director	Officers of the Company David Bonham Vice President and Chief Financial Officer
Robert J. Gunn Corporate Director	John Cassil Vice President, Taxation
Alan D. Horn President and Chief Executive Officer Rogers Telecommunications Limited	Peter Clarke Vice President and Chief Risk Officer
John R.V. Palmer Chairman, Toronto Leadership Centre	Jean Cloutier Vice President, International Operations
Timothy R. Price Chairman, Brookfield Funds, Brookfield Asset Management	Hank Edmiston Vice President, Regulatory Affairs
Brandon W. Sweitzer Dean, School of Risk Management, St. John’s University	Bradley Martin Vice President, Strategic Investments
V. Prem Watsa Chairman and Chief Executive Officer of the Company	Paul Rivett Vice President, Operations
Operating Management Fairfax Insurance Group	Eric Salsberg Vice President, Corporate Affairs and Corporate Secretary
Andrew A. Barnard, President and Chief Operating Officer	Ronald Schokking Vice President and Treasurer

    Canadian Insurance

Silvy Wright, President

Northbridge Financial Corporation

    U.S. Insurance

Douglas M. Libby, President

Crum & Forster Holdings Corp.

Jack Miller, President

Zenith National Insurance Corp.

    Asian Insurance

Ramaswamy Atthappan, Chairman and CEO

Fairfax Asia

Chief Executive Officer

First Capital Insurance Limited

Sammy Y. Chan, President

Fairfax Asia

Gobinath Athappan, COO Fairfax Asia

President Falcon Insurance Company (Hong Kong)

    Other Insurance

Jacques Bergman, President

Fairfax Brasil

    Reinsurance - OdysseyRe

Brian D. Young, President

Odyssey Re Holdings Corp.

    Other Reinsurance

Jim Migliorini, Chief Executive Officer

Nigel Fitzgerald, Chief Operating Officer

Trevor Ambridge, Managing Director

Advent Capital (Holdings) PLC

Jim Migliorini, Acting Chief Executive Officer

Polish Re

    Runoff

Nicholas C. Bentley, President

RiverStone Group LLC

    Other

Bijan Khosrowshahi, President

Fairfax International

Roger Lace, President

Hamblin Watsa Investment Counsel Ltd.

Ray Roy, President

MFXchange Holdings Inc.

John Varnell

Vice President, Corporate Development

V. Prem Watsa

Chairman and Chief Executive Officer

Jane Williamson

Vice President

Head Office

95 Wellington Street West

Suite 800

Toronto, Ontario, Canada M5J 2N7

Telephone: (416) 367-4941

Website: www.fairfax.ca

Auditors

PricewaterhouseCoopers LLP

General Counsel

Torys LLP

Transfer Agents and Registrars

Valiant Trust Company, Toronto

Registrar and Transfer Company, Cranford, New Jersey

Share Listing

Toronto Stock Exchange

Stock Symbol: FFH and FFH.U

Annual Meeting

The annual meeting of the shareholders of

Fairfax Financial Holdings Limited will be

held on Thursday, April 11, 2013 at 9:30 a.m.

(Toronto time) at Roy Thomson Hall,

60 Simcoe Street, Toronto, Canada